As filed with the Securities and Exchange Commission on January 28, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ESSEX PROPERTY TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	6798	77-0369576
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

925 East Meadow Drive

Palo Alto, California 94303

(650) 494-3700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael J. Schall

President and Chief Executive Officer

925 East Meadow Drive

Palo Alto, California 94303

(650) 494-3700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gilbert G. Menna, Esq. John T. Haggerty, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 Tel: (212) 813-8800 Fax: (212) 355-3333	William J. Cernius, Esq. David M. Wheeler, Esq. Latham & Watkins LLP 650 Town Center Drive 20th Floor Costa Mesa, California 92626 Tel: (714) 540-1235 Fax: (714) 755-8290

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the closing of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):  ☐

Large Accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a small reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Issuer Third Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, $0.0001 par value per share	23,167,425 shares	N/A	$3,519,951,341	$453,370

(1)	Represents the estimated maximum number of shares of Essex Property Trust, Inc.’s, or Essex common stock, $0.0001 par value per share, to be issued in connection with the merger described herein. The number of shares of common stock is based on (i) 77,978,541 shares of BRE Properties, Inc.’s, or BRE, common stock, $0.01 par value per share, the estimated maximum number of shares of BRE common stock that may be cancelled and exchanged in the merger described herein (including restricted shares of BRE common stock and shares of BRE common stock issuable upon exercise of outstanding options), and (ii) the exchange ratio of 0.2971 shares of Essex common stock for each share of BRE common stock.
(2)	Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rules 457(f)(1), 457(f)(3) and 457(c) under the Securities Act. The proposed maximum aggregate offering price of the Essex common stock was calculated based upon the market value of BRE common stock (the securities to be converted in the merger) in accordance with Rule 457(c) under the Securities Act as follows: the product of (i) $57.47, the average of the high and low prices per share of BRE common stock on January 27, 2014, as quoted on the New York Stock Exchange, multiplied by (ii) 77,978,541, the estimated maximum number of shares of BRE common stock that may be cancelled and exchanged in the merger described herein as of January 27, 2014. Pursuant to Rule 457(f)(3) under the Securities Act, the amount of cash that may be payable by Essex has been deducted from the proposed maximum aggregate offering price, which amount of cash was calculated by multiplying (i) the cash consideration of $12.33 per share of BRE common stock by (ii) 77,978,541, the estimated maximum number of shares of BRE common stock that may be cancelled and exchanged in the merger described herein as of January 27, 2014
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $128.80 per $1 million of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Essex Property Trust, Inc. may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities nor should it be considered a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED JANUARY 28, 2014

JOINT PROXY STATEMENT/PROSPECTUS

To the Stockholders of Essex Property Trust, Inc. and the Stockholders of BRE Properties, Inc.:

The board of directors of Essex Property Trust, Inc., which we refer to as Essex, and the board of directors of BRE Properties, Inc., which we refer to as BRE, have each unanimously approved an Agreement and Plan of Merger, dated as of December 19, 2013, as it may be amended from time to time, which we refer to as the merger agreement, by and among Essex, Bronco Acquisition Sub, Inc., a direct wholly owned subsidiary of Essex, which we refer to as Merger Sub, and BRE. Pursuant to the merger agreement, Essex and BRE will combine through a merger of BRE with and into Merger Sub, with Merger Sub surviving the merger. The combined company, which we refer to as the Combined Company, will retain the name “Essex Property Trust, Inc.” and will continue to trade on the New York Stock Exchange, or NYSE, under the symbol “ESS.” The executive officers of Essex immediately prior to the effective time of the merger will continue to serve as the executive officers of the Combined Company, with Michael J. Schall continuing to serve as the President and Chief Executive Officer of the Combined Company. The obligations of Essex and BRE to effect the merger are subject to the satisfaction or waiver of certain customary conditions set forth in the merger agreement (including the applicable approvals of each company’s stockholders).

If the merger is completed pursuant to the merger agreement, each share of BRE common stock outstanding immediately prior to the effective time of the merger will convert into the right to receive (i) 0.2971 shares of Essex common stock and (ii) $12.33 in cash, without interest, which we collectively refer to as the merger consideration, each subject to certain adjustments provided for in the merger agreement and subject to any applicable withholding tax. As explained in more detail in the attached joint proxy statement/prospectus, the cash amount of the merger consideration will be reduced to the extent a special distribution is authorized and declared to be paid to BRE stockholders of record as of the close of business on the business day immediately prior to the effective time of the merger as a result of any applicable asset sale (as described in the attached joint proxy statement/prospectus). Essex stockholders will continue to hold their existing shares of Essex common stock. The exchange ratio and cash amount will not be adjusted to reflect changes in the price of Essex common stock or the price of BRE common stock occurring prior to the completion of the merger. Based on the closing price of Essex common stock on the NYSE of $147.70 on December 18, 2013, the last trading date before the announcement of the proposed merger, the merger consideration (based on the value of $43.88 in Essex common stock plus the $12.33 in cash per share) represented approximately $56.21 for each share of BRE common stock. Based on the closing price of Essex common stock on the NYSE of $154.64 on January 23, 2014, the latest practicable date before the date of this joint proxy statement/prospectus, the merger consideration (based on the value of $45.94 in Essex common stock plus the $12.33 in cash per share) represented approximately $58.27 for each share of BRE common stock. The value of the merger consideration will fluctuate with changes in the market price of Essex common stock. The cash portion of the merger consideration will be reduced by the amount of any special distribution in connection with or as a result of any applicable asset sale. We urge you to obtain current market quotations for Essex common stock and BRE common stock.

Upon completion of the merger, we estimate that continuing Essex stockholders will own approximately 62% of the issued and outstanding common stock of the Combined Company, and former BRE stockholders will own approximately 38% of the issued and outstanding common stock of the Combined Company.

In connection with the proposed merger, Essex and BRE will each hold a special meeting of their respective stockholders. At the Essex special meeting, Essex stockholders will be asked to vote on (i) a proposal to approve the issuance of Essex common stock to BRE stockholders in the merger and (ii) a proposal to approve one or more adjournments of the meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger. At the BRE special meeting, BRE stockholders will be asked to vote on (i) a proposal to approve the merger and the other transactions contemplated by the merger agreement, (ii) an advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger, and (iii) a proposal to approve one or more adjournments of the meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

The record date for determining the stockholders entitled to receive notice of, and to vote at, the Essex special meeting and the BRE special meeting is January 23, 2014. The merger cannot be completed unless, among other matters, (i) BRE stockholders approve the merger and the other transactions contemplated by the merger agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of BRE common stock entitled to vote on the merger, and (ii) Essex stockholders approve the issuance of Essex common stock to BRE stockholders in the merger by the affirmative vote of the holders of at least a majority of all votes cast on the proposal.

The Essex board of directors has unanimously (i) determined and declared that the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of Essex common stock to BRE stockholders in the merger, are advisable, fair to, and in the best interests of Essex and its stockholders, (ii) approved and adopted the merger agreement, the merger and the other transactions contemplated thereby, and (iii) authorized and approved the issuance of shares of Essex common stock to BRE stockholders in the merger. The Essex board of directors unanimously recommends that Essex stockholders vote FOR the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger and FOR the proposal to approve one or more adjournments of the meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger.

The BRE board of directors has unanimously (i) determined and declared that the merger, the merger agreement, and the other transactions contemplated by the merger agreement, are advisable and in the best interests of BRE and its stockholders and (ii) approved the merger agreement and authorized the performance by BRE thereunder. The BRE board of directors unanimously recommends that BRE stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, FOR the advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger, and FOR the proposal to approve one or more adjournments of the meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

This joint proxy statement/prospectus contains important information about Essex, BRE, the merger, the merger agreement and the special meetings. This document is also a prospectus for shares of Essex common stock that will be issued to BRE stockholders pursuant to the merger agreement. We encourage you to read this joint proxy statement/prospectus carefully before voting, including the section entitled “Risk Factors” beginning on page 35.

Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the Essex special meeting or the BRE special meeting, as applicable, please submit a proxy to vote your shares as promptly as possible to make sure that your shares of Essex common stock and/or shares of BRE common stock, as applicable, are represented at the applicable special meeting. Please review this joint proxy statement/prospectus for more complete information regarding the merger and the Essex special meeting and the BRE special meeting, as applicable.

Sincerely,

Michael J. Schall	Constance B. Moore
President and Chief Executive Officer	President and Chief Executive Officer
Essex Property Trust, Inc.	BRE Properties, Inc.

Neither the Securities and Exchange Commission, nor any state securities regulatory authority has approved or disapproved of the merger or the securities to be issued under this joint proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [—], 2014, and is first being mailed to Essex and BRE stockholders on or about [—], 2014.

ESSEX PROPERTY TRUST, INC.

925 East Meadow Drive

Palo Alto, California 94303

(650) 494-3700

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [—], 2014

To the Stockholders of Essex Property Trust, Inc.:

A special meeting of the stockholders of Essex Property Trust, Inc., a Maryland corporation, which we refer to as Essex, will be held at [—] on [—], 2014, commencing at [—], local time, for the following purposes:

1.	to consider and vote on a proposal to approve the issuance of shares of Essex common stock to the stockholders of BRE Properties, Inc., a Maryland corporation, which we refer to as BRE, pursuant to the Agreement and Plan of Merger, dated as of December 19, 2013, as it may be amended from time to time, which we refer to as the merger agreement, by and among Essex, Bronco Acquisition Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Essex, which we refer to as Merger Sub, and BRE (a copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice); and

2.	to consider and vote on a proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger.

We do not expect to transact any other business at the special meeting. Essex’s board of directors has fixed the close of business on January 23, 2014 as the record date for determination of Essex stockholders entitled to receive notice of, and to vote at, Essex’s special meeting and any adjournments of the special meeting. Only holders of record of Essex common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Essex special meeting.

Approval of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger requires the affirmative vote of the holders of at least a majority of all votes cast on the proposal. Approval of the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger requires the affirmative vote of at least a majority of all votes cast on such proposal.

Essex’s board of directors has unanimously (i) determined and declared that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of Essex and its stockholders, (ii) approved and adopted the merger agreement, the merger and the other transactions contemplated thereby, and (iii) authorized and approved the issuance of shares of Essex common stock to BRE stockholders in the merger. Essex’s board of directors unanimously recommends that Essex stockholders vote FOR the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger and FOR the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the special meeting, please submit a proxy to vote your shares as promptly as possible. To submit a proxy, complete, sign, date and mail your proxy card in the preaddressed postage-paid envelope provided or, if the option is available to you, call the toll-free telephone number listed on your proxy card or use the Internet as described in the instructions on the enclosed proxy card to submit your proxy. Submitting a proxy will assure that your vote is counted at the special meeting if you do not attend in person. If your shares of Essex common stock are held in “street name” by your broker or other nominee, only your broker or other nominee can vote your shares of Essex common stock and the vote cannot be cast unless you provide instructions to your broker or other nominee on how to vote or obtain a legal proxy from your broker or other nominee. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your shares of Essex common stock. You may revoke your proxy at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the merger and Essex’s special meeting.

By Order of the Board of Directors of Essex Property Trust, Inc.

Jordan E. Ritter

Corporate Secretary

Palo Alto, California

[—], 2014

BRE Properties, Inc.

525 Market Street, 4th Floor

San Francisco, California 94105

(415) 445-6530

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [—], 2014

To the Stockholders of BRE Properties, Inc.:

A special meeting of the stockholders of BRE Properties, Inc., a Maryland corporation, which we refer to as BRE, will be held at [—] on [—], 2014, commencing at [—], local time, for the following purposes:

1.	to consider and vote on a proposal to approve the merger and other transactions contemplated by an Agreement and Plan of Merger, dated as of December 19, 2013, as it may be amended from time to time, which we refer to as the merger agreement, by and among Essex Property Trust, Inc., a Maryland corporation, which we refer to as Essex, Bronco Acquisition Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Essex, which we refer to as Merger Sub, and BRE (a copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice). Pursuant to the merger agreement, Essex and BRE will combine through a merger of BRE with and into Merger Sub, with Merger Sub surviving the merger, which we refer to as the merger;

2.	to consider and vote on an advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger; and

3.	to consider and vote on a proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

We do not expect to transact any other business at the special meeting. BRE’s board of directors has fixed the close of business on January 23, 2014, as the record date for determination of BRE stockholders entitled to receive notice of, and to vote at, BRE’s special meeting and any adjournments of the special meeting. Only holders of record of BRE common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the BRE special meeting.

Approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of BRE common stock entitled to vote on such proposal. Approval of the advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger requires the affirmative vote of the holders of at least a majority of all votes cast on such proposal. Approval of the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of at least a majority of all votes cast on such proposal.

BRE’s board of directors has unanimously (i) determined and declared that the merger, the merger agreement, and the other transactions contemplated by the merger agreement, are advisable and in the best interests of BRE and its stockholders and (ii) approved the merger agreement and authorized the performance by BRE thereunder. BRE’s board of directors unanimously recommends that BRE stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, FOR the advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger, and FOR the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the special meeting, please submit a proxy to vote your shares as promptly as possible. To submit a proxy, complete, sign, date and mail your proxy card in the preaddressed postage-paid envelope provided or, if the option is available to you, call the toll-free telephone number listed on your proxy card or use the Internet as described in the instructions on the enclosed proxy card to submit your proxy. Submitting a proxy will assure that your vote is counted at the special meeting if you do not attend in person. If your shares of BRE common stock are held in “street name” by your broker or other nominee, only your broker or other nominee can vote your shares of BRE common stock and the vote cannot be cast unless you provide instructions to your broker or other nominee on how to vote or obtain a legal proxy from your broker or other nominee. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your shares of BRE common stock. You may revoke your proxy at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the merger and BRE’s special meeting.

By Order of the Board of Directors of BRE Properties, Inc.

Kerry Fanwick

Corporate Secretary

San Francisco, California

[—], 2014

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Essex and BRE from other documents that are not included in or delivered with this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 199.

Documents incorporated by reference are also available to Essex stockholders and BRE stockholders without charge upon written or oral request. You can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers.

Essex Property Trust, Inc. Attention: Corporate Secretary 925 East Meadow Drive Palo Alto, California 94303 (650) 494-3700 www.essexpropertytrust.com	BRE Properties, Inc. Attention: Corporate Secretary 525 Market Street, 4th Floor San Francisco, California 94105 (415) 445-6530 www.breproperties.com

To receive timely delivery of the requested documents in advance of the applicable special meeting, you should make your request no later than [—].

ABOUT THIS DOCUMENT

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by Essex (File No. 333-            ) with the Securities and Exchange Commission, which we refer to as the SEC, constitutes a prospectus of Essex for purposes of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of Essex common stock to be issued to BRE stockholders in exchange for shares of BRE common stock pursuant to the merger agreement. This joint proxy statement/prospectus also constitutes a proxy statement for each of Essex and BRE for purposes of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. In addition, it constitutes a notice of meeting with respect to the Essex special meeting and a notice of meeting with respect to the BRE special meeting.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [—], 2014. You should not assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than that date. Neither our mailing of this joint proxy statement/prospectus to Essex stockholders or BRE stockholders nor the issuance by Essex of shares of its common stock to BRE stockholders pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Essex has been provided by Essex and information contained in this joint proxy statement/prospectus regarding BRE has been provided by BRE.

QUESTIONS AND ANSWERS

The following are answers to some questions that Essex stockholders and BRE stockholders may have regarding the proposed transaction between Essex and BRE and the other proposals being considered at the Essex special meeting and the BRE special meeting. Essex and BRE urge you to read carefully this entire joint proxy statement/prospectus, including the Annexes, and the documents incorporated by reference into this joint proxy statement/prospectus, because the information in this section does not provide all the information that might be important to you.

Unless stated otherwise, all references in this joint proxy statement/prospectus to:

•	“Essex” are to Essex Property Trust, Inc., a Maryland corporation;

•	“Essex LP” are to Essex Portfolio, L.P., a California limited partnership;

•	“BRE” are to BRE Properties, Inc., a Maryland corporation;

•	“Merger Sub” are to Bronco Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Essex;

•	the “Essex Board” are to the board of directors of Essex;

•	the “BRE Board” are to the board of directors of BRE;

•	the “merger agreement” are to the agreement and plan of merger, dated as of December 19, 2013, by and among Essex, Merger Sub and BRE, as it may be amended from time to time, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference;

•	the “merger” are to the merger of BRE with and into Merger Sub, with Merger Sub continuing as the surviving entity pursuant to the terms of the merger agreement;

•	the “Combined Company” are to Essex after the effective time of the merger; and

•	the “NYSE” are to the New York Stock Exchange.

Q:	What is the proposed transaction?

A:	Essex and BRE have entered into a merger agreement pursuant to which BRE will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct wholly owned subsidiary of Essex.

Q:	What will happen in the proposed transaction?

A:	At the effective time of the merger, each issued and outstanding share of BRE common stock will be converted automatically into the right to receive 0.2971 shares of common stock, par value $0.0001 per share, of Essex plus $12.33 in cash, without interest, each subject to certain adjustments provided for in the merger agreement, which we refer to as the cash consideration, as described under “The Merger Agreement—Merger Consideration; Effects of the Merger” beginning on page 128. The cash consideration will be reduced to the extent the Special Distribution is authorized and declared to be paid to the BRE stockholders of record as of the close of business on the business day immediately prior to the effective time of the merger as a result of any applicable asset sale, as described under “The Merger Agreement—Financing Relating to the Merger—Asset Sale and Special Distribution” beginning on page 145. BRE stockholders will not receive any fractional shares of Essex common stock in the merger and instead will be paid cash (without interest) in lieu of any fractional share interest to which they would otherwise be entitled.

Q:	How will Essex fund the cash consideration?

A:	In connection with the merger, Essex has obtained financing commitments from Citigroup Global Markets Inc., UBS AG Stamford Branch and UBS Securities LLC of up to $1 billion which may be drawn upon at the closing of the merger to (i) fund the cash consideration, (ii) pay various fees and expenses incurred in connection with the merger and the other transactions contemplated by the merger agreement, and/or (iii) repay certain indebtedness of BRE and its subsidiaries. Essex has the right to use alternative financing in connection with the consummation of the merger and is under no obligation to draw upon the financing commitment. Essex is currently exploring the availability of alternative financing to fund the cash consideration including through existing unsecured credit facilities, asset sales, joint ventures or other financing arrangements. For more information regarding the financing related to the merger, see “The Merger Agreement—Financing Related to the Merger” beginning on page 144 and “The Merger Agreement—Financing Relating to the Merger—Asset Sale and Special Distribution” beginning on page 145.

Q:	How will Essex stockholders be affected by the merger and the issuance of shares of Essex common stock to BRE stockholders in the merger?

A:	After the merger, each Essex stockholder will continue to own the shares of Essex common stock that the stockholder held immediately prior to the effective time of the merger. As a result, each Essex stockholder will own shares of common stock in a larger company with more assets. However, because Essex will be issuing new shares of Essex common stock to BRE stockholders in the merger, each outstanding share of Essex common stock immediately prior to the effective time of the merger will represent a smaller percentage of the aggregate number of shares of the Combined Company common stock outstanding after the merger. Upon completion of the merger, we estimate that Essex stockholders will own approximately 62% of the issued and outstanding Combined Company common stock and former BRE stockholders will own 38% of the issued and outstanding Combined Company common stock.

Q:	What happens if the market price of shares of Essex common stock or BRE common stock changes before the closing of the merger?

A:	No change will be made to the exchange ratio of 0.2971 or the cash consideration of $12.33 if the market price of shares of Essex common stock or BRE common stock changes before the merger. As a result, the value of the consideration to be received by BRE stockholders in the merger will increase or decrease depending on the market price of shares of Essex common stock at the effective time of the merger.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	The Essex Board and the BRE Board are using this joint proxy statement/prospectus to solicit proxies of Essex stockholders and BRE stockholders in connection with the merger agreement and the merger. In addition, Essex is using this joint proxy statement/prospectus as a prospectus for BRE stockholders because Essex is offering shares of its common stock to be issued in exchange for BRE common stock in the merger. The merger cannot be completed unless:

•	the holders of Essex common stock vote to approve the issuance of shares of Essex common stock to BRE stockholders in the merger; and

•	the holders of BRE common stock vote to approve the merger and the other transactions contemplated by the merger agreement.

Each of Essex and BRE will hold separate meetings of their respective stockholders to obtain these approvals and to consider other proposals as described elsewhere in this joint proxy statement/prospectus.

This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the special meetings of stockholders and you should read it carefully. The enclosed voting materials allow you to vote your shares of Essex common stock and/or BRE common stock, as applicable, without attending the applicable special meeting.

Your vote is important. You are encouraged to submit your proxy as promptly as possible.

Q:	What is the Asset Sale and what is the Special Distribution that BRE stockholders may receive?

A:	Under the terms of the merger agreement, Essex has the option to require BRE to sell up to $1 billion of BRE assets (or interests therein) to one or more third-party venture partners one business day prior to the closing of the merger, which we refer to as the Asset Sale. The Asset Sale and the Special Distribution, as described below, are the mechanisms for implementing this option. In such an event, all or a portion of the net proceeds from the Asset Sale by BRE will be distributed to the BRE stockholders of record as of the close of business on the business day immediately prior to the effective time of the merger, which we refer to as the Special Distribution, and the cash portion of the merger consideration otherwise payable to the BRE stockholders will be reduced dollar-for-dollar by the amount of the Special Distribution. Regardless of whether Essex exercises the option, each BRE stockholder will receive 0.2971 shares of Essex common stock and $12.33 in cash, without interest, with respect to each share of BRE common stock held, the cash consideration may be paid, wholly or partially, by way of the Special Distribution as opposed to merger consideration depending on whether or not the Asset Sale is consummated prior to the effective time of the merger in accordance with the terms of the merger agreement. For more information regarding the Asset Sale and the Special Distribution, see “The Merger Agreement—Financing Relating to the Merger—Asset Sale and Special Distribution” beginning on page 145.

Q:	Am I being asked to vote on any other proposals at the special meetings in addition to the merger proposal?

A:	Essex. At the Essex special meeting, Essex stockholders will be asked to consider and vote upon the following additional proposal:

•	To approve one or more adjournments of the Essex special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger.

BRE. At the BRE special meeting, BRE stockholders will be asked to consider and vote upon the following additional proposals:

•	An advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger; and

•	To approve one or more adjournments of the BRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Q:	Why are Essex and BRE proposing the merger?

A:	Among other reasons, if completed, the Combined Company is expected to have a pro forma equity market capitalization of approximately $10.4 billion and a total market capitalization of approximately $15.4 billion, creating the largest multifamily real estate investment trust, or REIT, on the West Coast. In addition, the Combined Company is expected to benefit from the elimination of duplicative costs associated with supporting a public company platform and the leveraging of state of the art technology and systems. These savings are expected to be realized upon full integration, which is expected to occur over the 18-month period following the closing of the merger. To review the reasons of the Essex Board and the BRE Board for the merger in greater detail, see “The Merger—Recommendation of the Essex Board and Its Reasons for the Merger” beginning on page 74 and “The Merger—Recommendation of the BRE Board and Its Reasons for the Merger” beginning on page 76.

Q:	Who will be the board of directors and management of the Combined Company?

As of the effective time of the merger, the number of directors that comprise the board of directors of the Combined Company will be 13, with all ten members of the Essex Board immediately prior to the effective time of the merger, George M. Marcus, Keith R. Guericke, David W. Brady, Gary P. Martin, Issie N. Rabinovitch, Thomas E. Randlett, Michael J. Schall, Bryon A. Scordelis, Janice L. Sears and Claude Joseph

Zinngrabe Jr., continuing as directors of the Combined Company. In addition, three current members of the BRE Board designated by BRE, Irving F. Lyons, III, Thomas E. Robinson and Thomas P. Sullivan will join the board of directors of the Combined Company as of the effective time of the merger.

The executive officers of Essex immediately prior to the effective time merger will continue to serve as the executive officers of the Combined Company, with Michael J. Schall continuing to serve as the President and Chief Executive Officer of the Combined Company.

Q:	Will Essex and BRE continue to pay distributions prior to the closing of the merger?

A:	Yes. The merger agreement permits Essex to pay a regular quarterly distribution, in accordance with past practice at a rate not to exceed (i) $1.21 per share of Essex common stock, (ii) $0.30469 per share of Essex Series G Cumulative Convertible Preferred Stock, or the Series G Preferred Stock, and (iii) $0.44531 per share of Essex Series H Cumulative Redeemable Preferred Stock, or the Series H Preferred Stock, per quarter, and any distribution that is reasonably necessary to maintain its REIT qualification and/or to avoid the imposition of U.S. federal income or excise tax. The merger agreement permits BRE to pay a regular quarterly distribution, in accordance with past practice at a rate not to exceed (i) $0.395 per share of BRE common stock and (ii) $0.421875 per share of BRE Series D Cumulative Redeemable Preferred Stock per quarter, and any distribution that is reasonably necessary to maintain its REIT qualification and/or to avoid the imposition of U.S. federal income or excise tax. In addition, BRE is required to pay the Special Distribution if the Asset Sale is completed in accordance with the terms set forth in the merger agreement. See “The Merger Agreement—Financing Relating to the Merger—Asset Sale and Special Distribution” beginning on page 145. The timing of quarterly dividends paid on common stock will be coordinated by Essex and BRE so that if either Essex stockholders or BRE stockholders receive a regular dividend (i.e., other than the Special Distribution) for any particular period prior to the closing of the merger, the stockholders of the other company will also receive a dividend for the same period.

Q:	When and where are the special meetings of the Essex and BRE stockholders?

A:	The Essex special meeting will be held at [—] on [—], 2014 commencing at [—], local time.

The BRE special meeting will be held at [—] on [—], 2014 commencing at [—], local time.

Q:	Who can vote at the special meetings?

A:	Essex. All holders of Essex common stock of record as of the close of business on January 23, 2014, the record date for determining stockholders entitled to notice of and to vote at the Essex special meeting, are entitled to receive notice of and to vote at the Essex special meeting. As of the record date, there were [—] shares of Essex common stock outstanding and entitled to vote at the Essex special meeting, held by approximately [—] holders of record. Each share of Essex common stock is entitled to one vote on each proposal presented at the Essex special meeting.

BRE. All holders of BRE common stock of record as of the close of business on January 23, 2014, the record date for determining stockholders entitled to notice of and to vote at the BRE special meeting, are entitled to receive notice of and to vote at the BRE special meeting. As of the record date, there were [—] shares of BRE common stock outstanding and entitled to vote at the BRE special meeting, held by approximately [—] holders of record. Each share of BRE common stock is entitled to one vote on each proposal presented at the BRE special meeting.

Q:	What constitutes a quorum?

A:	Essex. Essex’s bylaws provide that the presence, in person or by proxy, of holders of a majority of the shares of Essex common stock outstanding on the Essex record date will constitute a quorum.

BRE. BRE’s bylaws provide that the presence, in person or by proxy, of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting will constitute a quorum.

Shares that are voted, in person or by proxy, and shares abstaining from voting are treated as present at each of the Essex special meeting and the BRE special meeting, respectively, for purposes of determining whether a quorum is present.

Q:	What vote is required to approve the proposals?

A:	Essex.

•	Approval of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger requires the affirmative vote of the holders of at least a majority of all votes cast on such proposal.

•	Approval of the proposal to approve one or more adjournments of the Essex special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger requires the affirmative vote of at least a majority of all votes cast on such proposal.

BRE.

•	Approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of BRE common stock entitled to vote on such proposal.

•	Approval of the advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger requires the affirmative vote of at least a majority of all votes cast on such proposal.

•	Approval of the proposal to approve one or more adjournments of the BRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of all votes cast on such proposal.

Q:	How does the Essex Board recommend that Essex stockholders vote on the proposals?

A:	After consideration, the Essex Board has unanimously (i) determined and declared that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of Essex and its stockholders, (ii) approved and adopted the merger agreement, the merger and the other transactions contemplated thereby and (iii) authorized and approved the issuance of shares of Essex common stock to BRE stockholders in the merger. The Essex Board unanimously recommends that Essex stockholders vote FOR the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger and FOR the proposal to approve one or more adjournments of the meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger.

For a more complete description of the recommendation of the Essex Board, see “The Merger—Recommendation of the Essex Board and Its Reasons for the Merger” beginning on page 74.

Q:	How does the BRE Board recommend that BRE stockholders vote on the proposals?

After consideration, the BRE Board has unanimously (i) determined and declared that the merger, the merger agreement and the other transactions contemplated by the merger agreement are advisable and in the best interests of BRE and its stockholders and (ii) approved the merger agreement. The BRE Board unanimously recommends that BRE stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, FOR the advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger, and FOR the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

For a more complete description of the recommendation of the BRE Board, see “The Merger—Recommendation of the BRE Board and Its Reasons for the Merger” beginning on page 76.

Q:	Do any of BRE’s executive officers or directors have interests in the merger that may differ from those of BRE stockholders?

A:	BRE’s executive officers and directors have interests in the merger that are different from, or in addition to, their interests as BRE stockholders. The members of the BRE Board were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that BRE stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement. For a description of these interests, see the section entitled “The Merger—Interests of BRE’s Directors and Executive Officers in the Merger” beginning on page 99.

Q:	Have any stockholders of Essex and BRE already agreed to approve the merger?

A:	Pursuant to separate voting agreements, Michael J. Schall, Essex’s President and Chief Executive Officer and a member of the Essex Board, and George M. Marcus, the Chairman of the Essex Board, who together as of January 16, 2014 owned approximately 0.91% of the outstanding shares of Essex common stock, have agreed to vote in favor of the issuance of Essex common stock to BRE stockholders in the merger, subject to the terms and conditions of the applicable voting agreements, as described under “Voting Agreements” beginning on page 147.

Pursuant to separate voting agreements, Constance B. Moore, BRE’s President and Chief Executive Officer and a member of the BRE Board, and Irving F. Lyons, III, the Chairman of the BRE Board, who together as of January 16, 2014 owned approximately 0.62% of the outstanding shares of BRE common stock, have agreed to vote in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement, subject to the terms and conditions of the applicable voting agreements, as described under “Voting Agreements” beginning on page 147.

Q:	Are there any conditions to closing of the merger that must be satisfied for the merger to be completed?

A:	In addition to the approval of the stockholders of Essex of the issuance of Essex common stock to BRE stockholders in the merger and the approval of the stockholders of BRE of the merger and the other transactions contemplated by the merger agreement, there are a number of customary conditions that must be satisfied or waived for the merger to be consummated. For a description of all of the conditions to the merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 140.

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the merger that are discussed in this joint proxy statement/ prospectus described in the section entitled “Risk Factors” beginning on page 35.

Q:	If my shares of Essex common stock or my shares of BRE common stock are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee vote my shares of Essex common stock or my shares of BRE common stock for me?

A:	No. Unless you instruct your broker, bank or other nominee how to vote your shares of Essex common stock and/or your shares of BRE common stock, as applicable, held in street name, your shares will NOT be voted. If you hold your shares of Essex common stock and/or your shares of BRE common stock in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), in order for your shares to be present and voted at the applicable special meeting, you must provide your broker, bank or other nominee with instructions on how to vote your shares.

Q:	What happens if I do not vote for a proposal?

A:	Essex. If you are an Essex stockholder, abstentions will be counted in determining the presence of a quorum. Abstentions will have the same effect as a vote cast AGAINST the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger. Abstentions will have no effect on the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger. If you do not provide voting instructions to your broker, bank or other nominee, your vote will not be counted in determining the presence of a quorum and will have no effect on either proposal.

BRE. If you are a BRE stockholder, abstentions will be counted in determining the presence of a quorum. Abstentions will have the same effect as a vote cast AGAINST the proposal to approve the merger and the other transactions contemplated by the merger agreement. Abstentions will have no effect on (i) the advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger or (ii) the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. If you do not provide voting instructions to your broker, bank or other nominee, your vote will not be counted in determining the presence of a quorum and will have the same effect as a vote cast AGAINST the proposal to approve the merger and the other transactions contemplated by the merger agreement, but will have no effect on the other proposals.

Q:	Will my rights as a stockholder of Essex or BRE change as a result of the merger?

A:	The rights of Essex stockholders will be unchanged as a result of the merger. BRE stockholders will have different rights following the effective time of the merger due to the differences between the governing documents of Essex and BRE. At the effective time of the merger, the existing charter and bylaws of Essex will thereafter be the charter and bylaws of the Combined Company. For more information regarding the differences in stockholder rights, see “Comparison of Rights of Stockholders of Essex and Stockholders of BRE” beginning on page 184.

Q:	When is the merger expected to be completed?

A:	Essex and BRE expect to complete the merger as soon as reasonably practicable following satisfaction of all of the required conditions, provided that Essex has the right to delay the merger until June 16, 2014 if a certain third party consent is not obtained. If the stockholders of both Essex and BRE approve the merger, and if the other conditions to closing the merger are satisfied or waived, it is currently expected that the merger will be completed in the first quarter of 2014. However, there is no guaranty that the conditions to the merger will be satisfied or that the merger will close.

Q:	If I am a BRE stockholder do I need to do anything with my stock certificates now?

A:	No. You should not submit your stock certificates at this time. After the merger is completed, if you held shares of BRE common stock, the exchange agent for the Combined Company will send you a letter of transmittal and instructions for exchanging your shares of BRE common stock for shares of the Combined Company common stock pursuant to the terms of the merger agreement. Upon surrender of a certificate or book-entry share for cancellation along with the executed letter of transmittal and other required documents described in the instructions, a BRE stockholder will receive shares of common stock of the Combined Company and the cash consideration pursuant to the terms of the merger agreement.

Q:	What are the anticipated U.S. federal income tax consequences to me of the proposed merger and the Special Distribution?

A:	It is intended that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. The closing of the merger is conditioned on the receipt by each of Essex and BRE of an opinion from its respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the merger qualifies as a reorganization, U.S. holders of shares of BRE common stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of Combined Company common stock in exchange for BRE common stock in connection with the merger, except with respect to the cash consideration and cash received in lieu of fractional shares of Combined Company common stock. Holders may also recognize income as a result of the payment of the Special Distribution, if any. Holders of BRE common stock should read the discussion under the heading “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 103 and consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the merger.

Q:	Are BRE stockholders entitled to appraisal rights?

A:	No. BRE stockholders are not entitled to exercise appraisal rights in connection with the merger. See “The Merger Agreement—Merger Consideration; Effects of the Merger—Appraisal Rights” beginning on page 129.

Q:	What do I need to do now?

A:	After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voting instruction card and returning it in the enclosed preaddressed postage-paid envelope or, if available, by submitting your proxy by one of the other methods specified in your proxy card or voting instruction card as promptly as possible so that your shares of Essex common stock and/or your shares of BRE common stock will be represented and voted at the Essex special meeting or the BRE special meeting, as applicable.

Please refer to your proxy card or voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available to you.

The method by which you submit a proxy will in no way limit your right to vote at the Essex special meeting or the BRE special meeting, as applicable, if you later decide to attend the meeting in person.

However, if your shares of Essex common stock or your shares of BRE common stock are held in the name of a broker, bank or other nominee, you must obtain a legal proxy, executed in your favor, from your broker, bank or other nominee, to be able to vote in person at the Essex special meeting or the BRE special meeting, as applicable.

Q:	How will my proxy be voted?

A:	All shares of Essex common stock entitled to vote and represented by properly completed proxies received prior to the Essex special meeting, and not revoked, will be voted at the Essex special meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of Essex common stock should be voted on a matter, the shares of Essex common stock represented by your proxy will be voted as the Essex Board recommends and therefore FOR the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger, and FOR the proposal to approve one or more adjournments of the Essex special meeting to another date, time or place, if necessary or appropriate in the view of the Essex Board, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger if there are not sufficient votes at the time of such adjournment to approve such proposal. If you do not provide voting instructions to your broker, bank or other nominee, your shares of Essex common stock will NOT be voted at the Essex special meeting.

All shares of BRE common stock entitled to vote and represented by properly completed proxies received prior to the BRE special meeting, and not revoked, will be voted at the BRE special meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of BRE common stock should be voted on a matter, the shares of BRE common stock represented by your proxy will be voted as the BRE Board recommends and therefore FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, FOR the advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger and FOR the proposal to approve one or more adjournments of the BRE special meeting to another date, time or place, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of approval of the merger agreement and the other transactions contemplated by the merger agreement. If you do not provide voting instructions to your broker, bank or other nominee, your BRE common stock will NOT be voted at the BRE special meeting.

Q:	Can I revoke my proxy or change my vote after I have delivered my proxy?

A:	Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at the Essex special meeting or the BRE special meeting, as applicable. If you are a holder of record, you can do this in any of the three following ways:

•	by sending a written notice to the corporate secretary of Essex or the corporate secretary of BRE, as applicable, in time to be received before the Essex special meeting or the BRE special meeting, as applicable, stating that you would like to revoke your proxy;

•	by completing, signing and dating another proxy card and returning it by mail in time to be received before the Essex special meeting or the BRE special meeting, as applicable, or by submitting a later dated proxy by the Internet or telephone in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	by attending the Essex special meeting or the BRE special meeting, as applicable, and voting in person. Simply attending the Essex special meeting or the BRE special meeting, as applicable, without voting will not revoke your proxy or change your vote.

If your shares of Essex common stock or your shares of BRE common stock are held in an account at a broker, bank or other nominee and you desire to change your vote or vote in person, you should contact your broker, bank or other nominee for instructions on how to do so.

Q:	What does it mean if I receive more than one set of voting materials for the Essex special meeting or the BRE special meeting?

A:

You may receive more than one set of voting materials for the Essex special meeting and/or the BRE special meeting, as applicable, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of Essex common stock or your shares of BRE common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of Essex common stock or your shares of BRE common stock. If you are a holder of record and your shares of Essex common stock or your shares of BRE common stock are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or, if available, please submit your proxy by telephone or over the Internet.

Q:	What happens if I am a stockholder of both Essex and BRE?

A:	You will receive separate proxy cards for each entity and must complete, sign and date each proxy card and return each proxy card in the appropriate preaddressed postage-paid envelope or, if available, by submitting a proxy by one of the other methods specified in your proxy card or voting instruction card for each entity.

Q:	Do I need identification to attend the Essex or BRE special meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of shares of Essex common stock or shares of BRE common stock, as the case may be. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement showing that you beneficially owned shares of Essex common stock or shares of BRE common stock, as applicable, on the applicable record date.

Q:	Will a proxy solicitor be used?

A:	Yes. Essex has engaged D.F. King & Co., Inc., which we refer to as D.F. King, to assist in the solicitation of proxies for the Essex special meeting, and Essex estimates it will pay D.F. King a fee of approximately $20,000. Essex has also agreed to reimburse D.F. King for reasonable expenses incurred in connection with the proxy solicitation and to indemnify D.F. King against certain losses, claims, damages, liabilities and expenses. In addition to mailing proxy solicitation material, Essex’s directors, officers and employees may also solicit proxies in person, by telephone or by any other electronic means of communication deemed appropriate. No additional compensation will be paid to Essex’s directors, officers or employees for such services.

BRE has engaged MacKenzie Partners, Inc., which we refer to as MacKenzie, to assist in the solicitation of proxies for the BRE special meeting and BRE estimates it will pay MacKenzie a fee of approximately $50,000. BRE has also agreed to reimburse MacKenzie for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify MacKenzie against certain losses, costs and expenses. In addition to mailing proxy solicitation material, BRE’s directors, officers and employees may also solicit proxies in person, by telephone or by any other electronic means of communication deemed appropriate. No additional compensation will be paid to BRE’s directors, officers or employees for such services.

Q:	Who can answer my questions?

A:	If you have any questions about the merger or the other matters to be voted on at the special meetings or how to submit your proxy or need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

If you are an Essex stockholder: D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Telephone: Banks and brokers: (212) 269-5550 Stockholders: (800) 758-5880	If you are a BRE stockholder: MacKenzie Partners, Inc. 105 Madison Avenue New York, NY 10016 800-322-2885 Toll-Free 212-929-5500 Call Collect proxy@mackenziepartners.com e-mail

SUMMARY

The following summary highlights some of the information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement, the merger and the other transactions contemplated by the merger agreement, Essex and BRE encourage you to read carefully this entire joint proxy statement/prospectus, including the attached Annexes and the other documents to which we have referred you because this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the applicable special meeting. See also the section entitled “Where You Can Find More Information” beginning on page 199. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies

Essex Property Trust, Inc. (See page 47)

Essex is a Maryland corporation that has elected to be taxed as a REIT under the Code. Essex owns all of its interests in real estate investments directly or indirectly through Essex Portfolio, L.P., which we refer to as Essex LP. Essex is the sole general partner of Essex LP and as of September 30, 2013 owns a 94.6% general partnership interest in Essex LP. Essex is engaged primarily in the ownership, operation, management, acquisition, development and redevelopment of predominantly apartment communities. As of September 30, 2013, Essex owned or held an interest in 163 apartment communities, aggregating 34,416 units, excluding Essex’s ownership in preferred interest co-investments. Additionally, as of September 30, 2013, Essex owned or had ownership interests in five commercial buildings and eleven active development projects in various stages of development. The communities are located in Southern California (Los Angeles, Orange, Riverside, San Diego, Santa Barbara, and Ventura counties), Northern California (the San Francisco Bay Area) and the Seattle metropolitan area.

Essex common stock is listed on the NYSE, trading under the symbol “ESS.”

Essex was incorporated in the state of Maryland in 1994, and Essex LP was formed in the state of California in 1994. Essex’s principal executive offices are located at 925 East Meadow Drive, Palo Alto, California 94303, and its telephone number is (650) 494-3700.

Bronco Acquisition Sub, Inc. (See page 47)

Bronco Acquisition Sub, Inc., or Merger Sub, a direct wholly owned subsidiary of Essex, is a Delaware corporation formed on December 17, 2013 for the purpose of entering into the merger agreement. Upon completion of the merger, BRE will be merged with and into Merger Sub with Merger Sub surviving as a direct wholly owned subsidiary of Essex. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement.

BRE Properties, Inc. (See page 47)

BRE is a Maryland corporation that has elected to be taxed as a REIT under the Code. BRE is focused on the development, acquisition and management of multifamily apartment communities primarily located in the major metropolitan markets of Southern and Northern California and Seattle, Washington. As of September 30, 2013, BRE had real estate assets with a net book value of approximately $3.6 billion, which included: 75 wholly or majority owned stabilized multifamily communities, aggregating 21,396 homes primarily located in California and Washington; one multifamily community owned through a joint venture comprised of 252 apartment homes; one land asset held for sale; and six wholly owned or majority-owned development communities (five in Northern California and one in Southern California) in various stages of planning and construction, totaling 1,888 homes. BRE has been a publicly traded company since its founding in 1970.

BRE common stock is listed on the NYSE, trading under the symbol “BRE.”

BRE was incorporated in the state of Delaware in 1970, and was re-incorporated as a Maryland corporation in 1996. BRE’s principal executive offices are located at 525 Market Street, 4th Floor, San Francisco, California 94105, and its telephone number is (415) 445-6530.

The Combined Company (See page 48)

References to the Combined Company are to Essex after the effective time of the merger. The Combined Company will be named “Essex Property Trust, Inc.” and will be a Maryland corporation. The Combined Company will be the leading publicly traded, multifamily REIT focused on the West Coast with a platform poised to achieve a greater level of acquisitions and value enhancing developments. The Combined Company is expected to have a pro forma equity market capitalization of approximately $10.4 billion, and a total market capitalization in excess of $15.4 billion. The Combined Company’s asset base will consist primarily of approximately 56,000 multifamily units in 239 properties. The Combined Company’s largest markets are expected to be Southern California, Northern California and metropolitan Seattle.

The business of the Combined Company will be operated through Essex LP and its subsidiaries. On a pro forma basis giving effect to the merger, the Combined Company will own an approximate 97% general partnership interest in Essex LP and, as its sole general partner, the Combined Company will have the full, exclusive and complete responsibility for and discretion in the day-to-day management and control of Essex LP.

The common stock of the Combined Company will continue to be listed on the NYSE, trading under the symbol “ESS.”

The Combined Company’s principal executive offices will be located at 925 East Meadow Drive, Palo Alto, California 94303, and its telephone number will be (650) 494-3700.

The Merger

The Merger Agreement (See page 127)

Essex, Merger Sub and BRE have entered into the merger agreement attached as Annex A to this joint proxy statement/prospectus, which is incorporated herein by reference. Essex and BRE encourage you to carefully read the merger agreement in its entirety because it is the principal document governing the merger and the other transactions contemplated by the merger agreement.

The merger agreement provides that the closing of the merger will take place at 8:00 a.m. Eastern Time at the offices of Goodwin Procter LLP in San Francisco, California on the second business day following the date on which the last of the conditions to closing of the merger have been satisfied or waived, provided that if a certain third party consent is not obtained by such date, Essex has the right to extend the closing to a date that is not later than two business days after the receipt of such consent, but in no event later than June 16, 2014.

The Merger (See page 61)

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, BRE will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct wholly owned subsidiary of Essex. References to the “Combined Company” are to Essex after the effective time of the merger. The shares of common stock of the Combined Company will continue to be listed and traded on the NYSE under the symbol “ESS.”

Upon completion of the merger, we estimate that continuing Essex stockholders will own approximately 62% of the issued and outstanding common stock of the Combined Company, and former BRE stockholders will own approximately 38% of the issued and outstanding common stock of the Combined Company.

The Merger Consideration (See page 128)

In the merger, each issued and outstanding share of BRE common stock will be converted automatically into the right to receive 0.2971 shares of common stock, par value $0.0001 per share, which we refer to as the stock consideration, of Essex plus $12.33 in cash, without interest, which we refer to as the cash consideration, each subject to adjustment as described in the merger agreement. The cash consideration will be reduced to the extent the Asset Sale is completed in accordance with the terms set forth in the merger agreement and the Special Distribution is authorized and declared to be paid to the BRE stockholders of record as of the close of business on the business day immediately prior to the effective time of the merger as a result of the Asset Sale, as described under “The Merger Agreement—Financing Relating to the Merger—Asset Sale and Special Distribution” beginning on page 145. We refer to the stock consideration and the cash consideration collectively as the merger consideration. BRE stockholders will not receive any fractional shares of Essex common stock in the merger but instead will be paid cash (without interest) in lieu of any fractional share interest to which they would otherwise be entitled. The exchange ratio and the cash consideration will not be adjusted for changes in the market value of Essex common stock or BRE common stock. Because of this, the implied value of the merger consideration to be received by BRE stockholders in the merger will fluctuate between now and the completion of the merger. Based on the closing price of Essex common stock on the NYSE of $147.70 on December 18, 2013, the last trading date before the announcement of the proposed merger, the merger consideration (based on the value of $43.88 in Essex common stock plus the $12.33 in cash per share) represented approximately $56.21 for each share of BRE common stock. Based on the closing price of Essex common stock on the NYSE of $154.64 on January 23, 2014, the latest practicable date before the date of this joint proxy statement/prospectus, the merger consideration (based on the value of $45.94 in Essex common stock plus the $12.33 in cash per share) represented approximately $58.27 for each share of BRE common stock.

You are urged to obtain current market prices of shares of Essex common stock and BRE common stock. You are cautioned that the trading price of the common stock of the Combined Company after the merger may be affected by factors different from those currently affecting the trading prices of Essex common stock and BRE common stock, and therefore, the historical trading prices of Essex and BRE may not be indicative of the trading price of the Combined Company. See the risks related to the merger and the other transactions contemplated by the merger agreement described under the section “Risk Factors—Risk Factors Relating to the Merger” beginning on page 35.

Voting Agreements (See page 147)

Concurrently with the execution of the merger agreement, BRE entered into separate voting agreements with Michael J. Schall, Essex’s President and Chief Executive Officer and a member of the Essex Board, and George M. Marcus, the Chairman of the Essex Board, and Essex entered into separate voting agreements with Constance B. Moore, BRE’s President and Chief Executive Officer and a member of the BRE Board, and Irving F. Lyons, III, the Chairman of the BRE Board. As of January 16, 2014, the Essex officers and directors that are a party to a voting agreement with BRE collectively owned approximately 0.91% of the outstanding shares of Essex common stock, and the BRE officers and directors that are a party to a voting agreement with Essex collectively owned approximately 0.62% of the outstanding shares of BRE common stock.

Pursuant to the terms of the voting agreements, each of the stockholders parties to the voting agreements has agreed, subject to the terms and conditions contained in each voting agreement, to among other things, vote all of his or her shares of Essex common stock or BRE common stock, as applicable, whether currently owned or acquired at any time prior to the termination of the applicable voting agreement, in favor of the issuance of Essex common stock to BRE stockholders in the merger or in favor of the merger and the other transactions contemplated by the merger agreement, as applicable. In addition, the voting agreements with BRE stockholders provide that such persons will vote their BRE common stock against any alternative proposal, and both the voting agreements with Essex stockholders and the voting agreements with BRE stockholders provide that such persons will vote their shares of Essex common stock or BRE common stock, as applicable, against any action which would reasonably be expected to adversely affect or interfere with the consummation of the transactions contemplated by the merger agreement.

Each of the stockholders parties to the voting agreements has also agreed to comply with certain restrictions on the transfer of his or her shares subject to the terms of the applicable voting agreement. Each of the voting agreements terminates upon the earlier to occur of (1) the effective time of the merger; and (2) the termination of the merger agreement pursuant to its terms.

The foregoing summary of the voting agreements is subject to, and qualified in its entirety by reference to, the full text of each of the voting agreements. Copies of the forms of voting agreement are attached as Annex B and Annex C to this joint proxy statement/prospectus and are incorporated herein by reference. For more information see “Voting Agreements” beginning on page 147.

Financing Related to the Merger (See page 144)

The merger is not conditioned upon Essex having received any financing at or prior to the effective time of the merger. However, in connection with the merger and the transactions contemplated by the merger agreement, Essex has entered into a commitment letter with Citigroup Global Markets Inc., UBS AG Stamford Branch and UBS Securities LLC, whose banking affiliates we collectively refer to as the lenders, pursuant to which the lenders have committed to provide a senior unsecured bridge loan facility of up to $1 billion, which we refer to as the bridge loan facility, subject to the conditions set forth in the commitment letter. If drawn upon, the proceeds of the bridge loan facility may be used to (i) pay a portion of the cash consideration in the merger, (ii) pay various fees and expenses incurred in connection with the merger, and/or (iii) repay certain indebtedness of BRE and its subsidiaries. The bridge loan facility is structured as a 364-day unsecured term loan facility available in a single draw on the closing date of the merger. Essex, Essex LP and Merger Sub have the right to use alternative financing in connection with the consummation of the merger and are under no obligation to draw upon the financing commitment from the lenders. Essex is currently exploring the availability of alternative financing including through existing unsecured credit facilities, asset sales, joint ventures or other financing arrangements.

The commitment letter expires on the earliest of (i) the consummation of the bridge loan facility and (ii) April 18, 2014, provided that if either Essex or BRE has not obtained the approval of Essex stockholders or BRE stockholders, as the case may be, contemplated by the merger agreement by April 18, 2014, the commitment letter will expire on May 18, 2014.

For more information regarding the financing related to the merger, see “The Merger Agreement—Financing Related to the Merger” beginning on page 144.

Asset Sale and Special Distribution (See page 145)

Pursuant to the merger agreement, Essex may make an irrevocable election by written notice to BRE no later than 5 p.m. Pacific Time on the business day that is at least 15 business days prior to the BRE special meeting, to require BRE to sell, and for Essex or one or more persons designated by Essex to purchase, on the business day prior to the effective time of the merger, certain to-be-identified assets of BRE and/or its subsidiaries with a net equity value of up to $1 billion, as specified by Essex in the election notice, in the Asset Sale. Essex currently anticipates delivering such notice and that the disposition assets will be contributed to a joint venture to be formed between BRE and one or more third parties. Essex will acquire the remaining interests in such joint venture in the merger. Pursuant to the merger agreement, and assuming the Asset Sale occurs, the net proceeds received by BRE from the third-party venture partner(s), or a portion thereof, will be paid as a dividend to BRE stockholders of record as of the close of business on the business day preceding the effective time of the merger as the Special Distribution. The amount of the Special Distribution is intended to be at least equal to BRE’s earnings and profits generated from the Asset Sale. Any amounts distributed as the Special Distribution will reduce the cash consideration by the per share amount of such Special Distribution. In any event, BRE stockholders will receive $12.33 in cash, without interest, in connection with the merger, whether as a result of the payment of the Special Distribution or payment of cash consideration in the merger, or a combination thereof.

For more information regarding the Asset Sale and the Special Distribution, see “The Merger Agreement—Financing Relating to the Merger—Asset Sale and Special Distribution” beginning on page 145.

Recommendation of the Essex Board (See page 74)

The Essex Board has unanimously (i) determined and declared that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of Essex and its stockholders, (ii) approved and adopted the merger agreement, the merger and the other transactions contemplated thereby, and (iii) authorized and approved the issuance of shares of Essex common stock to BRE stockholders in the merger. The Essex Board unanimously recommends that Essex stockholders vote FOR the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger and FOR the proposal to approve one or more adjournments of the meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock in the merger.

Recommendation of the BRE Board (See page 76)

The BRE Board has unanimously (i) determined and declared that the merger, the merger agreement and the other transactions contemplated by the merger are advisable and in the best interests of BRE and its stockholders and (ii) approved the merger agreement and authorized the performance by BRE thereunder. The BRE Board unanimously recommends that BRE stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, FOR the advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger, and FOR the proposal to approve one or more adjournments of the meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Summary of Risk Factors Related to the Merger (See page 35)

You should consider carefully all of the risk factors together with all of the other information included in this joint proxy statement/prospectus before deciding how to vote. The risks related to the merger and the other transactions contemplated by the merger agreement are described under the section “Risk Factors—Risk Factors Relating to the Merger” beginning on page 35.

•	The exchange ratio and the cash consideration will not be adjusted in the event of any change in the share prices of either Essex or BRE common stock.

•	The merger and the other transactions contemplated by the merger agreement, or the issuance of shares of Essex common stock to BRE stockholders, as applicable, are conditioned upon the approval by the stockholders of BRE and the stockholders of Essex.

•	Essex and BRE stockholders will be diluted by the merger.

•	If the merger does not occur in certain circumstances, BRE may be obligated to pay a $170 million termination fee to Essex. If the stockholders of either company do not approve the merger or the issuance of shares of Essex common stock to BRE stockholders, as applicable, then that company will be obligated to reimburse up to $10 million in transaction expenses incurred by the other party.

•	Failure to complete the merger could negatively affect the common stock prices and future business and financial results of Essex and BRE.

•	The pendency of the merger could adversely affect the business and operations of Essex and BRE.

•	The merger agreement contains provisions that could discourage a potential competing acquirer of BRE or could result in any competing proposal being at a lower price than it might otherwise be.

•	If the merger is not consummated by June 17, 2014, either Essex or BRE may terminate the merger agreement.

•	Some of the directors and executive officers of BRE have interests in the merger that are different from, or in addition to, those of the other BRE stockholders.

The Essex Special Meeting (See page 49)

The special meeting of the stockholders of Essex will be held at [—] on [—], 2014, commencing at [—], local time.

At the Essex special meeting, the stockholders of Essex will be asked to consider and vote upon the following matters:

1.	a proposal to approve the issuance of Essex common stock to BRE stockholders in the merger; and

2.	a proposal to approve one or more adjournments of the meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger.

Approval of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger requires the affirmative vote of the holders of at least a majority of all votes cast on such proposal.

Approval of the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger requires the affirmative vote of at least a majority of all votes cast on such proposal.

At the close of business on the record date, directors and executive officers of Essex and their affiliates were entitled to vote [—] shares of Essex common stock, or approximately [—]% of the shares of Essex common stock issued and outstanding on that date. Messrs. Schall and Marcus have entered into voting agreements that obligate them to vote FOR the issuance of Essex common stock to BRE stockholders in the merger. Additionally, Essex currently expects that the other Essex directors and executive officers will vote their shares of Essex common stock in favor of the proposal to approve the issuance of Essex common stock to BRE stockholders in the merger as well as the other proposal to be considered at the Essex special meeting, although none of them is contractually obligated to do so.

Your vote as an Essex stockholder is very important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the Essex special meeting in person.

The BRE Special Meeting (See page 53)

The special meeting of the stockholders of BRE will be held at [—] on [—], 2014, commencing at [—], local time.

At the BRE special meeting, BRE stockholders will be asked to consider and vote upon the following matters:

1.	a proposal to approve the merger and the other transactions contemplated by the merger agreement;

2.	an advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger; and

3.	a proposal to approve one or more adjournments of the meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of BRE common stock entitled to vote on such proposal.

Approval of the advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger requires the affirmative vote of a majority of all votes cast on such proposal.

Approval of the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of a majority of all votes cast on such proposal.

At the close of business on the record date, directors and executive officers of BRE and their affiliates were entitled to vote [—] shares of BRE common stock, or approximately [—]% of the shares of BRE common stock issued and outstanding on that date. Ms. Moore and Mr. Lyons have entered into voting agreements that obligate them to vote FOR the BRE proposal to approve the merger and the other transactions contemplated by the merger agreement. Additionally, BRE currently expects that the other BRE directors and executive officers will vote their shares of BRE common stock in favor of the BRE merger proposal as well as the other proposals to be considered at the BRE special meeting, although none of them is contractually obligated to do so.

Your vote as a BRE stockholder is very important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the BRE special meeting in person.

Opinions of Financial Advisors

Opinion of Essex’s Financial Advisor (See page 80)

On December 18, 2013, at a meeting of the Essex Board held to evaluate the proposed merger, UBS Securities LLC, which we refer to as UBS, delivered to the Essex Board an oral opinion, which opinion was confirmed by delivery of a written opinion, dated December 18, 2013, to the effect that, as of that date and based on and subject to various assumptions made, matters considered and limitations described in its opinion, the consideration to be paid by Essex in the merger was fair, from a financial point of view, to Essex.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. UBS’ opinion is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. Essex stockholders are encouraged to read UBS’ opinion carefully in its entirety. UBS’ opinion was provided for the benefit of the Essex Board (in its capacity as such) in connection with, and for the purpose of, its evaluation of the merger consideration to be paid by Essex in the merger, and does not address any other aspect of the merger or any related transaction. UBS’

opinion does not address the relative merits of the merger or any related transaction as compared to other business strategies or transactions that might be available to Essex or Essex’s underlying business decision to effect the merger or any related transaction. UBS’ opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the merger or any related transaction.

See “The Merger—Opinion of Essex’s Financial Advisor” beginning on page 80.

Opinion of BRE’s Financial Advisor (See page 87)

In connection with the merger, Wells Fargo Securities, LLC, which we refer to as Wells Fargo Securities, rendered an opinion, dated December 18, 2013, to the BRE Board as to the fairness, from a financial point of view and as of such date, of the merger consideration to be received pursuant to the merger agreement by holders of BRE common stock (other than Essex, Merger Sub and their respective affiliates). The full text of Wells Fargo Securities’ written opinion is attached as Annex E to this joint proxy statement/prospectus and is incorporated in this joint proxy statement/prospectus by reference. The written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Wells Fargo Securities in rendering its opinion. The opinion was addressed to the BRE Board (in its capacity as such) for its information and use in connection with its evaluation of the merger consideration from a financial point of view and did not address any other terms, aspects or implications of the merger or any related transactions. Wells Fargo Securities’ opinion did not address the merits of the underlying decision by BRE to enter into the merger agreement or the relative merits of the merger or any related transactions compared with other business strategies or transactions available or that have been or might be considered by BRE’s management or board of directors or in which BRE might engage. Under the terms of its engagement, Wells Fargo Securities has acted as an independent contractor, not as an agent or fiduciary. Wells Fargo Securities’ opinion does not constitute a recommendation to the BRE Board or any other person or entity in respect of the merger or any related transactions, including as to how any stockholder should vote or act in connection with the merger, any related transactions or any other matters.

See “The Merger—Opinion of BRE’s Financial Advisor” beginning on page 87.

Treatment of the BRE Preferred Stock (See page 128)

All outstanding shares of BRE’s 6.75% Series D Cumulative Redeemable Preferred Stock, which we refer to as the BRE preferred stock, will be redeemed prior to the effective time of the merger at $25.00 per share plus any accrued and unpaid dividends, in accordance with the terms of the merger agreement and the terms of the BRE preferred stock. BRE sent notice of the redemption of the BRE preferred stock to holders of BRE preferred stock on January 21, 2014 in accordance with the terms of the BRE preferred stock. The BRE preferred stock will be redeemed on February 20, 2014.

Treatment of the BRE Equity Incentive Plans (See page 129)

At the effective time of the merger, the Combined Company will assume all outstanding options to purchase BRE common stock, whether or not exercisable, and restricted stock awards (including any associated performance-based rights) covering BRE common stock. Each option and restricted stock award so assumed by the Combined Company will continue to have the same terms and conditions (including vesting schedule) as were applicable under the BRE equity incentive plans prior to the effective time of the merger, subject to certain adjustments described in the merger agreement.

See “The Merger Agreement—Merger Consideration; Effects of the Merger—Assumption of BRE Equity Incentive Plans by the Combined Company” beginning on page 129.

Directors and Management of the Combined Company After the Merger (See page 149)

As of the effective time of the merger, the board of directors of the Combined Company will be increased to 13 members, with the ten current Essex directors, George M. Marcus, Keith R. Guericke, David W. Brady, Gary P. Martin, Issie N. Rabinovitch, Thomas E. Randlett, Michael J. Schall, Bryon A. Scordelis, Janice L. Sears and Claude Joseph Zinngrabe Jr., continuing as directors of the Combined Company. In addition, three current members of the BRE Board, Irving F. Lyons, III, Thomas E. Robinson and Thomas P. Sullivan will join the board of directors of the Combined Company, which members we refer to as the BRE designees, to serve until the next annual meeting of the stockholders of the Combined Company (and until their successors have been duly elected and qualified). The BRE designees are entitled to be nominated by the board of directors of the Combined Company for reelection at the next subsequent annual meeting of stockholders of the Combined Company.

The executive officers of Essex immediately prior to the effective time of the merger will continue to serve as the executive officers of the Combined Company, with Michael J. Schall continuing to serve as the President and Chief Executive Officer of the Combined Company.

Interests of Essex’s Directors and Executive Officers in the Merger (See page 99)

Essex has adopted a merger bonus program for key Essex personnel pursuant to which certain Essex personnel, including senior executive officers, will be eligible to receive a cash bonus if both the merger closes and the eligible executive remains employed at the applicable payment date. Pursuant to this program, Essex is authorized to pay up to $8,000,000 in aggregate cash bonuses. Employees at the senior vice president level or higher will receive 2/3rds of their bonus if they remain employed at the 12 month anniversary of the merger closing and the remaining 1/3rd at the 18 month anniversary of the merger closing. For more information regarding Essex’s merger bonus program, see “The Merger—Interests of Essex’s Directors and Executive Officers in the Merger” beginning on page 99.

Other than as described above, none of Essex’s executive officers or members of the Essex Board is party to an arrangement with Essex, or participates in any Essex plan, program or arrangement that provides such executive officer or board member with financial incentives that are contingent upon consummation of the merger.

Interests of BRE’s Directors and Executive Officers in the Merger (See page 99)

In considering the recommendation of the BRE Board to approve the merger and the other transactions contemplated by the merger agreement, BRE stockholders should be aware that BRE’s directors and executive officers have certain interests in the merger that may be different from, or in addition to, the interests of BRE stockholders generally, including certain contractual “change of control” payments, benefits and incentive awards in connection with the merger, as described below.

Listing of Shares of the Essex Common Stock; Delisting and Deregistration of BRE Common Stock and Preferred Stock (See page 126)

It is a condition to each company’s obligation to complete the merger that the shares of Essex common stock issuable to BRE stockholders in the merger be approved for listing on the NYSE, subject to official notice of issuance. Essex has agreed to use its reasonable best efforts to cause the shares of Essex common stock to be issued to BRE stockholders in the merger to be approved for listing on the NYSE prior to the effective time of the merger, subject to official notice of issuance. After the merger is completed, the shares of BRE common stock currently listed on the NYSE will cease to be listed on the NYSE and will be deregistered under the Exchange Act. The BRE preferred stock will be redeemed on February 20, 2014.

Stockholder Appraisal Rights in the Merger (See page 129)

No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3 Subtitle 2 of the Maryland General Corporation Law, or the MGCL, will be available with respect to the merger or the other transactions contemplated by the merger agreement.

Conditions to Completion of the Merger (See page 140)

A number of customary conditions must be satisfied or waived, where legally permissible, before the merger can be consummated. These include, among others:

•	approval by BRE stockholders of the merger and the other transactions contemplated by the merger agreement;

•	approval by Essex stockholders of the issuance of shares of Essex common stock to BRE stockholders in the merger;

•	the Form S-4 registration statement, of which this joint proxy statement/prospectus is a part, having been declared effective and no stop order suspending the effectiveness of such Form S-4 having been issued and no proceeding to that effect having been commenced or threatened by the SEC and not withdrawn;

•	the absence of any order or injunction issued by any governmental authority or other legal restraint or prohibition preventing the consummation of the merger or the other transactions contemplated by the merger agreement;

•	the shares of Essex common stock to be issued to BRE stockholders in the merger having been approved for listing on the NYSE, subject to official notice of issuance at or prior to the closing of the merger;

•	the representations and warranties of each party made in the merger agreement must generally be true and accurate when made and as of the closing, subject to materiality standards; and

•	no material adverse effect shall have occurred.

Neither Essex nor BRE can give any assurance as to when or if all of the conditions to the consummation of the merger will be satisfied or waived or that the merger will occur.

For more information regarding the conditions to the consummation of the merger and a complete list of such conditions, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 140.

Regulatory Approvals Required for the Merger (See page 103)

Essex and BRE are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the merger or the other transactions contemplated by the merger agreement.

No Solicitation and Change in Recommendation (See page 135)

Under the terms of the merger agreement, BRE is prohibited from soliciting competing bids, subject to certain limited exceptions necessary to comply with the duties of the BRE Board. Prior to receiving BRE stockholder approval of the merger, BRE may negotiate with a third party after receiving an unsolicited written proposal if the BRE Board determines in good faith that the unsolicited proposal could reasonably be likely to result in a transaction that is more favorable than the merger and the BRE Board determines that failure to negotiate would be inconsistent with its duties. Once a third party proposal is received, BRE must notify Essex within 24 hours following receipt of the proposal and keep Essex informed of the status and terms of the proposal and associated negotiations.

BRE may withdraw or modify its recommendation to BRE stockholders with respect to the merger, and enter into an agreement to consummate a competing transaction with a third party if the BRE Board determines in good faith that the competing proposal is more favorable to BRE stockholders and if BRE, in connection with terminating the merger agreement, pays a $170 million termination fee to Essex. Prior to any such termination, BRE generally must provide Essex with notice at least three business days prior to such termination and an opportunity to revise the terms of the merger agreement to make the competing proposal no longer more favorable to BRE stockholders. In very limited circumstances, the BRE Board has a right to withdraw or modify its recommendation to BRE stockholders in the absence of a competing proposal, if following an unexpected event the failure to do so would be inconsistent with the duties of the BRE Board.

For more information regarding the limitations on BRE and the BRE Board to consider other competing proposals, see “The Merger Agreement—Covenants and Agreements—No Solicitation of Transactions” beginning on page 135.

Termination of the Merger Agreement (See page 142)

The merger agreement may be terminated at any time before the effective time of the merger by the mutual consent of Essex and BRE in a written instrument, even after approval of BRE stockholders or approval of Essex stockholders.

In addition, the merger agreement may also be terminated prior to the effective time of the merger by either BRE or Essex under the following conditions, each subject to certain exceptions:

•	a governmental authority of competent jurisdiction has issued a final, non-appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the merger or the other transactions contemplated by the merger agreement;

•	the merger has not been consummated on or before June 17, 2014;

•	there has been a breach by the other party of any of the covenants or agreements or any of the representations, warranties, covenants or agreements set forth in the merger agreement on the part of such other party, which breach, (i) in the case of BRE, either individually or in the aggregate, would result in, if occurring or continuing on the closing date, the failure of certain closing conditions to be satisfied, and (ii) in the case of Essex or Merger Sub, would reasonably be expected to prevent, or materially impair or delay, the ability of either Essex or Merger Sub to perform its obligations under the merger agreement, or to consummate the merger and the other transactions contemplated by the merger agreement;

•	stockholders of BRE failed to approve the merger and the other transactions contemplated by the merger agreement at a duly convened special meeting; or

•	stockholders of Essex failed to approve the issuance of shares of Essex common stock as merger consideration at a duly convened special meeting.

The merger agreement may also be terminated by Essex prior to the approval of the merger by BRE stockholders, (i) if BRE has withdrawn or modified its recommendation to BRE stockholders with respect to the merger, (ii) if the BRE Board approves or recommends a competing transaction, (iii) if BRE fails to include in the joint proxy statement the recommendation of the BRE Board of the approval of the merger, (iv) if a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of BRE is commenced, and the BRE Board does not recommend against acceptance of the offer within ten business days following its commencement, (v) if BRE has materially breached its obligations under non-solicitation provisions of the merger agreement, or (vi) if BRE publicly announces its intention to do any of the above.

The merger agreement may also be terminated by BRE at any time prior to the approval of the merger by BRE stockholders, in order to enter into an alternative acquisition agreement with respect to a competing proposal that the BRE Board determines is more favorable to BRE stockholders than the merger; provided, that BRE must concurrently pay the $170 million termination fee as described under “The Merger Agreement —Termination of the Merger Agreement—Termination Fee and Expenses Payable by BRE to Essex.”

For more information regarding the rights of Essex and BRE to terminate the merger agreement, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 142.

Termination Fee and Expenses (See page 143)

Generally, all fees and expenses incurred in connection with the merger and the transactions contemplated by the merger agreement will be paid by the party incurring those fees and expenses. However, if the merger agreement is terminated because BRE accepts a competing proposal, BRE will be required to pay Essex a $170 million termination fee. If either party fails to obtain the approval of its stockholders, such party may be obligated to pay the other reasonable documented out-of-pocket expenses actually incurred up to a maximum of $10 million.

For more information regarding the termination fee and expense reimbursement, see “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expenses Payable by BRE to Essex” beginning on page 143 and “The Merger Agreement—Termination of the Agreement—Expenses Payable by Essex to BRE” beginning on page 144.

Litigation Relating to the Merger (See page 126)

Since the announcement of the merger agreement on December 19, 2013, three putative class action and shareholder derivative actions have been filed on behalf of alleged BRE stockholders and/or BRE itself in the Circuit Court for Baltimore City, Maryland, under the following captions: Sutton v. BRE Properties, Inc., et al., No. 24-C-13-008425, filed December 23, 2013; Applegate v. BRE Properties, Inc., et al., No. 24-C-14-00002, filed December 30, 2013; and Lee v. BRE Properties, Inc., et al., No. 24-C-14-00046, filed January 3, 2014.

All of these complaints name as defendants BRE, the BRE Board, Essex, and Merger Sub, and allege that the BRE Board breached its fiduciary duties to BRE’s stockholders and/or to BRE itself, and that the merger involves an unfair price, an inadequate sales process, and unreasonable deal protection devices that purportedly preclude competing offers. The complaints further allege that Essex, Merger Sub, and, in some cases, BRE aided and abetted those alleged breaches of duty. The complaints seek injunctive relief, including enjoining or rescinding the merger, and an award of other unspecified attorneys’ and other fees and costs, in addition to other relief. BRE and Essex management believe that these actions have no merit and intend to defend vigorously against them.

Material U.S. Federal Income Tax Consequences of the Merger (See page 103)

BRE and Essex intend that the merger of BRE with and into Merger Sub will qualify as a reorganization within the meaning of Section 368(a) of the Code. The closing of the merger is conditioned on the receipt by each of Essex and BRE of an opinion from its respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the merger qualifies as a reorganization, U.S. holders of shares of BRE common stock generally will only recognize gain for U.S. federal income tax purposes to the extent of the cash consideration received in the merger and the cash received in lieu of fractional shares of Combined Company common stock, and will not recognize any loss in connection with the merger.

For further discussion of the material U.S. federal income tax consequences of the merger and the ownership of common stock of the Combined Company, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 103.

Holders of shares of BRE common stock should consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the merger.

Material U.S. Federal Income Tax Consequences of the Asset Sale and Special Distribution (See page 107)

For U.S. federal income tax purposes, it is intended that (a) the Asset Sale be treated as a taxable sale by BRE of the assets subject to the Asset Sale, and (b) the Special Distribution be treated as a dividend distribution to holders of shares of BRE common stock to the extent of BRE’s current and accumulated earnings and profits.

Notwithstanding the intended U.S. federal income tax treatment described above, the federal income tax treatment of the Asset Sale and Special Distribution is not entirely clear. It is possible that the Internal Revenue Service, or the IRS, could treat all or a portion of the Special Distribution as additional cash consideration in the merger.

For further discussion of the material U.S. federal income tax consequences of the Asset Sale and the Special Distribution, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger—Asset Sale and Special Distribution” beginning on page 107.

Accounting Treatment of the Merger (See page 125)

Essex prepares its financial statements in accordance with U.S. generally accepted accounting principles, which we refer to as GAAP. The merger will be accounted for by applying the acquisition method. See “The Merger—Accounting Treatment.”

Comparison of Rights of Stockholders of Essex and Stockholders of BRE (See page 184)

If the merger is consummated, stockholders of BRE will become stockholders of the Combined Company. The rights of BRE stockholders are currently governed by and subject to the provisions of the MGCL, and the charter and bylaws of BRE. Upon consummation of the merger, the rights of the former BRE stockholders who receive shares of Essex common stock in the merger will be governed by the MGCL and the Essex charter and bylaws, rather than the charter and bylaws of BRE. In particular, as is typical for REITs to protect their status as a REIT, the Essex charter provides that, with limited exceptions, no person may beneficially own, or be deemed to beneficially own by virtue of the attribution provisions of the Code, more than 6.0% of the outstanding shares of Essex’s capital stock (which limit may be adjusted by the Essex Board up to 9.9%).

For a summary of certain differences between the rights of Essex stockholders and BRE stockholders, see “Comparison of Rights of stockholders of Essex and Stockholders of BRE” beginning on page 184.

Selected Historical Financial Information of Essex

The following selected historical financial information for each of the years during the three-year period ended December 31, 2012 and the selected balance sheet data as of December 31, 2012 and 2011 have been derived from Essex’s audited consolidated financial statements contained in its Annual Report on Form 10-K filed with the SEC on February 25, 2013, which has been incorporated into this joint proxy statement/prospectus by reference. The selected historical financial information for each of the years ended December 31, 2010, 2009 and 2008 and as of December 31, 2010, 2009 and 2008 has been derived from Essex’s audited consolidated financial statements for such years, which have not been incorporated into this joint proxy statement/prospectus by reference.

The selected historical financial information for each of the nine-month periods ended September 30, 2013 and 2012, and as of September 30, 2013 has been derived from Essex’s unaudited condensed consolidated financial statements contained in Essex’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, which has been incorporated into this joint proxy statement/prospectus by reference. The selected historical financial information as of September 30, 2012 has been derived from Essex’s unaudited consolidated financial statements contained in Essex’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, which has not been incorporated into this joint proxy statement/prospectus by reference. In Essex’s opinion, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim September 30, 2013 financial information. Interim results for the nine months ended and as of September 30, 2013 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2013.

You should read this selected historical financial information together with the financial statements included in reports that are incorporated by reference in this joint proxy statement/prospectus and their accompanying notes and management’s discussion and analysis of operations and financial condition of Essex contained in such reports.

	Nine Months Ended September 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
			($ in thousands, except per share amounts)
OPERATING DATA:
REVENUES
Rental and other property	$448,318	$388,642	$531,936	$465,713	$405,728	$401,550	$397,673
Management and other fees from affiliates	9,139	8,312	11,489	6,780	4,551	4,325	5,166

	457,457	396,954	543,425	472,493	410,279	405,875	402,839

EXPENSES
Property operating expenses	145,642	127,154	174,088	159,234	143,164	137,457	130,328
Depreciation	143,320	125,137	170,592	151,428	128,221	116,540	108,221
General and administrative	18,925	16,440	23,307	20,694	23,255	24,966	24,725
Cost of management and other fees	5,047	4,893	6,513	4,610	2,707	3,096	2,959
Impairment and other charges	—	—	—	—	2,302	13,084	650

	312,934	273,624	374,500	335,966	299,649	295,143	266,883

Earnings from operations	144,523	123,330	168,925	136,527	110,630	110,732	135,956

Interest expense before amortization expense	(77,724)	(74,380)	(100,244)	(91,694)	(82,756)	(81,196)	(78,203)
Amortization expense	(8,937)	(8,681)	(11,644)	(11,474)	(4,828)	(4,820)	(6,860)
Interest and other income	9,326	10,869	13,833	17,139	27,841	13,040	11,337
Equity income (loss) from co-investments	52,295	8,998	41,745	(467)	(1,715)	670	7,820
Gain on remeasurement of co-investment	—	21,947	21,947	—	—	—	—
Gain (loss) on early retirement of debt	846	(2,661)	(5,009)	(1,163)	(10)	4,750	3,997
Gain on the sales of real estate	1,503	—	—	—	—	103	4,578

Income before discontinued operations	121,832	79,422	129,553	48,868	49,162	43,279	78,625
Income from discontinued operations	13,321	10,528	10,037	8,648	1,620	10,460	5,770

Net income	135,153	89,950	139,590	57,516	50,782	53,739	84,395

Net income attributable to noncontrolling interest	(12,112)	(9,827)	(14,306)	(10,446)	(14,848)	(16,631)	(22,255)

Net income attributable to controlling interest	123,041	80,123	125,284	47,070	35,934	37,108	62,140
Dividends to preferred stockholders	(4,104)	(4,104)	(5,472)	(4,753)	(2,170)	(4,860)	(9,241)
Excess (deficit) of the carrying amount of preferred stock redeemed over the cash paid to redeem preferred stock	—	—	—	(1,949)	—	49,952	—

Net income available to common stockholders	$118,937	$76,019	$119,812	$40,368	$33,764	$82,200	$52,899

Per share data:
Basic:
Income before discontinued operations available to common stockholders	$2.86	$1.90	$3.15	$0.99	$1.09	$2.66	$1.88

Net income available to common stockholders	$3.20	$2.19	$3.42	$1.24	$1.14	$3.01	$2.10

Weighted average common stock outstanding	37,207	34,736	35,032	32,542	29,667	27,270	25,205

Diluted:
Income before discontinued operations available to common stockholders	$2.85	$1.90	$3.14	$0.99	$1.09	$2.56	$1.87

Net income available to common stockholders	$3.19	$2.18	$3.41	$1.24	$1.14	$2.91	$2.09

Weighted average common stock outstanding	37,926	34,834	35,125	32,629	29,734	29,747	25,347

Cash dividend per common share	$3.63	$3.30	$4.40	$4.16	$4.13	$4.12	$4.08

	As of September 30,		As of December 31,
	2013	2012	2012	2011	2010	2009	2008
			($ in thousands)
BALANCE SHEET DATA:
Investment in rental properties (before accumulated depreciation)	$5,294,912	$4,757,664	$5,033,672	$4,313,064	$3,964,561	$3,412,930	$3,279,788
Net investment in rental properties	4,080,820	3,720,001	3,952,155	3,393,038	3,189,008	2,663,466	2,639,762
Real estate under development	45,804	60,020	66,851	44,280	217,531	274,965	272,273
Total assets	5,085,602	4,534,672	4,847,223	4,036,964	3,732,887	3,254,637	3,164,823
Total secured indebtedness	1,495,521	1,571,821	1,565,599	1,745,858	2,082,745	1,832,549	1,588,931
Total unsecured indebtedness	1,409,883	962,008	1,253,084	615,000	176,000	14,893	165,457
Cumulative convertible preferred stock	4,349	4,349	4,349	4,349	4,349	4,349	145,912
Cumulative redeemable preferred stock	73,750	73,750	73,750	73,750	25,000	25,000	25,000
Stockholders’ equity	1,880,200	1,665,693	1,764,804	1,437,527	1,149,946	1,053,096	852,227

	Nine Months Ended September 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
OTHER DATA:
Funds from operations:
Net income available to common stockholders	$118,937	76,019	119,812	40,368	33,764	82,200	52,899
Adjustments:
Depreciation and amortization	143,662	125,669	170,686	152,543	129,711	118,522	113,293
Gains not included in FFO, net of internal disposition costs	(51,410)	(31,730)	(60,842)	(7,543)	—	(7,943)	(7,849)
Depreciation add back from unconsolidated co-investments and other, net	17,398	15,367	21,194	14,804	7,893	7,607	9,181

Funds from operations (1)	$228,587	185,325	250,850	200,172	171,368	200,386	167,524

Core funds from operations (Core FFO)(2)	$223,061	185,941	254,996	196,779	160,795	161,488	158,658
Weighted average number of shares outstanding, diluted (FFO)	39,456,163	37,108,021	37,377,986	34,860,521	32,028,269	29,746,614	27,807,946
Funds from operations per share – diluted	$5.79	4.99	6.71	5.74	5.35	6.74	6.02
Core funds from operations – diluted	$5.65	5.01	6.82	5.64	5.02	5.43	5.71

EBITDA:
Net income	$135,153	$89,950	$139,590	$57,516	$50,782	$53,739	$84,395
Interest expense before amortization expense	77,724	74,380	100,244	91,694	82,756	81,196	78,203
Amortization expense	8,937	8,681	11,644	11,474	4,828	4,820	6,860
Tax benefit	—	—	—	(1,682)	—	—	—
Depreciation(3)	143,320	125,137	170,686	152,543	129,712	118,522	113,294

EBITDA(4)	$365,134	$298,148	$422,164	$311,545	$268,078	$258,277	$282,752

(1)	FFO is a financial measure that is commonly used in the REIT industry. Essex presents funds from operations as a supplemental operating performance measure. FFO is not used by Essex as, nor should it be considered to be, an alternative to net earnings computed under GAAP as an indicator of Essex’s operating performance or as an alternative to cash from operating activities computed under GAAP as an indicator of Essex’s ability to fund its cash needs.

FFO is not meant to represent a comprehensive system of financial reporting and does not present, nor does it intend to present, a complete picture of Essex’s financial condition and operating performance. Essex believes that net earnings computed under GAAP remain the primary measure of performance and that FFO is only meaningful when it is used in conjunction with net earnings. Essex considers FFO and FFO excluding non-recurring items and acquisition costs, which we refer to as Core FFO, to be useful financial performance measurements of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate operating performance and ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures and ability to pay dividends. Further, Essex believes that its consolidated financial statements, prepared in accordance with GAAP, provide the most meaningful picture of its financial condition and its operating performance.

In calculating FFO, Essex follows the definition for this measure published by the National Association of REITs, a REIT trade association, which we refer to as NAREIT. Essex believes that, under the NAREIT FFO definition, the two most significant adjustments made to net income are (i) the exclusion of historical cost depreciation and (ii) the exclusion of gains and losses (including impairment charges on depreciable real estate) from the sale of previously depreciated properties. Essex agrees that these two NAREIT adjustments are useful to investors for the following reason:

(a)	historical cost accounting for real estate assets in accordance with GAAP assumes, through depreciation charges, that the value of real estate assets diminishes predictably over time. NAREIT stated in its White Paper on Funds from Operations “since real estate asset values have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.” Consequently, NAREIT’s definition of FFO reflects the fact that real estate, as an asset class, generally appreciates over time and depreciation charges required by GAAP do not reflect the underlying economic realities.

(b)	REITs were created as a legal form of organization in order to encourage public ownership of real estate as an asset class through investment in firms that were in the business of long-term ownership and management of real estate. The exclusion, in NAREIT’s definition of FFO, of gains and losses (including impairment charges on depreciable real estate) from the sales of previously depreciated operating real estate assets allows investors and analysts to readily identify the operating results of the long-term assets that form the core of a REIT’s activity and assists in comparing those operating results between periods.

Essex believes that it has consistently applied the NAREIT definition of FFO to all periods presented. However, there is judgment involved and other REITs’ calculation of FFO may vary from the NAREIT definition for this measure, and thus their disclosure of FFO may not be comparable to Essex’s calculation.

(2)	Essex believes that Core FFO is a meaningful supplemental measure of Essex’s operating performance for the same reasons as FFO and adjusting for non-core items that when excluded allows for more comparable periods. Core FFO begins with FFO as defined by the NAREIT White Paper and adjusts for the following:

•	The impact of any expenses relating to non-operating asset impairment and valuation allowances;

•	Property acquisition costs and pursuit cost write-offs (other expenses);

•	Gains and losses from early debt extinguishment, including prepayment penalties and preferred share redemptions;

•	Gains and losses from sales of marketable securities

•	Co-investment promote income;

•	Gains and losses on the sales of non-operating assets, and

•	Other non-comparable items

(3)	Includes amounts classified within discontinued operations.

(4)	EBITDA is an operating measure and is defined as net income before interest expense, income taxes, depreciation and amortization. EBITDA, as defined by Essex, is not a recognized measurement under GAAP. This measurement should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. Essex’s definition may not be comparable to that of other companies.

Selected Historical Financial Information of BRE

The following selected historical financial information for each of the years during the three-year period ended December 31, 2012 and the selected balance sheet data as of December 31, 2012 and 2011 have been derived from BRE’s audited consolidated financial statements contained in its Annual Report on Form 10-K filed with the SEC on February 14, 2013, which has been incorporated into this joint proxy statement/prospectus by reference. The selected historical financial information for each of the years ended December 31, 2010, 2009 and 2008 and as of December 31, 2010, 2009 and 2008 has been derived from BRE’s audited consolidated financial statements for such years, which have not been incorporated into this joint proxy statement/prospectus by reference.

The selected historical financial information for each of the nine-month periods ended September 30, 2013 and 2012, and as of September 30, 2013 has been derived from BRE’s unaudited consolidated financial statements contained in BRE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, which has been incorporated into this joint proxy statement/prospectus by reference.

In BRE’s opinion, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim September 30, 2013 financial information. Interim results for the nine months ended and as of September 30, 2013 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2013.

You should read this selected historical financial information together with the financial statements included in reports that are incorporated by reference in this joint proxy statement/prospectus and their accompanying notes and management’s discussion and analysis of operations and financial condition of BRE contained in such reports.

	Nine Months ended September 30,		Twelve Months ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Amounts in thousands, except per share data)
Operating Results
Rental and ancillary revenues	$306,318	$286,642	$390,138	$363,059	$326,755	$310,733	$310,015
Revenues from discontinued operations	2,113	8,950	7,299	14,561	27,676	38,114	59,084
Income from unconsolidated entities and other income	1,269	4,091	5,174	5,424	5,112	5,788	10,444
Total revenues	$309,700	$299,683	$402,611	383,044	$359,543	$354,635	$379,543
Net income available to common shareholders	$99,757	$59,694	$133,499	$66,461	$41,576	$50,642	$122,760
Plus (less):
Net (gain) on sales of discontinued operations	(17,394)	(8,279)	(62,136)	(14,489)	(40,111)	(21,574)	(65,984)
Net (gain) on sales of unconsolidated entities	(18,633)	(6,025)	(6,025)	(4,270)	—	—	—
Depreciation from continuing operations	79,183	73,103	100,519	101,047	88,490	79,745	71,772
Depreciation from discontinued operations	368	1,895	1,100	2,893	5,894	8,674	9,687
Depreciation related to unconsolidated entities	446	1,511	1,903	2,052	1,991	1,841	1,715
Redeemable noncontrolling interest in income convertible into common shares	—	—	—	748	1,026	1,461	1,868
Funds from operations (FFO)[1]	$143,726	$121,899	$168,859	$154,442	$98,866	$120,789	$141,818
Core funds from operations (Core FFO)[2]	$144,311	$136,899	$183,859	$158,615	$127,671	$132,819	$139,761
Net cash flows provided by operating activities	$156,621	$147,869	$201,887	$172,177	$140,719	$130,683	$167,010
Net cash flows used in investing activities	$(223,733)	$(142,275)	$(135,245)	$(267,345)	$(197,261)	$(80,537)	$(47,820)
Net cash flows provided by (used in) financing activities	$12,747	$14,852	$(14,001)	$98,411	$57,243	$(52,214)	$(118,418)
Dividends paid to common and preferred shareholder distributions to noncontrolling interests	$94,514	$92,017	$122,723	$118,305	$106,770	$114,379	$130,129
Weighted average shares outstanding—basic	77,086	76,471	76,567	71,220	61,420	52,760	51,050
Dilutive effect of stock based awards on EPS	224	369	353	450	430	240	650
Weighted average shares outstanding—diluted (EPS)	77,310	76,840	76,920	71,670	61,850	53,000	51,700
Plus—Operating Company units[3]	—	20	20	510	685	780	830
Weighted average shares outstanding—diluted (FFO)	77,310	76,840	76,940	72,180	62,535	53,780	52,530
Operating Company units outstanding at end of period	—	—	—	161	615	771	780
Net income per share—basic	$1.29	$0.78	$1.74	$0.93	$0.67	$0.95	$2.38
Net income per share—assuming dilution	$1.29	$0.78	$1.74	$0.93	$0.67	$0.95	$2.36
Dividends paid to common shareholders	$1.185	$1.155	$1.54	$1.50	$1.50	$1.88	$2.25
Balance sheet information and other data
Real estate portfolio, net of accumulated depreciation	$3,570,137	$3,338,250	$3,382,407	$3,288,577	$3,097,528	$2,915,565	$2,911,295
Total assets	$3,626,525	$3,444,903	$3,498,982	$3,352,621	$3,156,247	$2,980,008	$2,992,744
Total debt	$1,838,527	$1,732,251	$1,731,960	$1,662,671	$1,792,918	$1,867,075	$1,902,401
Redeemable noncontrolling interests	$4,751	$8,107	$4,751	$16,228	$34,866	$33,605	$29,972
Shareholders’ equity	$1,701,873	$1,637,482	$1,686,482	$1,610,449	$1,276,393	$1,022,919	$969,204

(1)	FFO is used by industry analysts and investors as a supplemental performance measure of an equity REIT. FFO is defined by NAREIT as net income or loss (computed in accordance with accounting principles generally accepted in the United States) excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated real estate assets, plus depreciation and amortization of real estate assets and adjustments for unconsolidated partnerships and joint ventures. BRE calculates FFO in accordance with the NAREIT definition.

BRE believes that FFO is a meaningful supplemental measure of BRE’s operating performance because historical cost accounting for real estate assets in accordance with GAAP assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation. Because real estate values have historically risen or fallen with market conditions, BRE management considers FFO an appropriate supplemental performance measure because it excludes historical cost depreciation, as well as gains or losses related to sales of previously depreciated property, from GAAP net income. By excluding depreciation and gains or losses on sales of real estate, BRE management uses FFO to measure returns on its investments in real estate assets. However, because FFO excludes depreciation and amortization and captures neither the changes in the value of BRE’s communities that result from use or market conditions nor the level of capital expenditures to maintain the operating performance of BRE’s communities, all of which have real economic effect and could materially impact BRE’s results from operations, the utility of FFO as a measure of our performance is limited. BRE management also believes that FFO, combined with the required GAAP presentations, is useful to investors in providing more meaningful comparisons of the operating performance of a company’s real estate between periods or as compared to other companies. FFO does not represent net income or cash flows from operations as defined by GAAP and is not intended to indicate whether cash flows will be sufficient to fund cash needs. It should not be considered an alternative to net income as an indicator of a REIT’s operating performance or to cash flows as a measure of liquidity. BRE’s FFO may not be comparable to the FFO of other REITs due to the fact that not all REITs use the NAREIT definition or apply/interpret the definition differently.

(2)	BRE believes that Core FFO is a meaningful supplemental measure of BRE’s operating performance for the same reasons as FFO and adjusting for non-routine items that when excluded allows for more comparable periods. Core FFO begins with FFO as defined by the NAREIT White Paper and adjusts for the following:

•	The impact of any expenses relating to non-operating asset impairment and valuation allowances;

•	Property acquisition costs and pursuit cost write-offs (other expenses);

•	Gains and losses from early debt extinguishment, including prepayment penalties and preferred share redemptions;

•	Executive level severance costs;

•	Gains and losses on the sales of non-operating assets, and

•	Other non-comparable items

(3)	Under earnings per share guidance, common share equivalents deemed to be anti-dilutive are excluded from the diluted per share calculations.

Selected Unaudited Pro Forma Consolidated Financial Information (See page F-1)

The following tables show summary unaudited pro forma condensed consolidated financial information about the combined financial condition and operating results of Essex and BRE after giving effect to the merger. The unaudited pro forma financial information assumes that the merger is accounted for by applying the acquisition method and based on Essex’s preliminary estimates, assumptions and pro forma adjustments as described below and in the accompanying notes to the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated balance sheet data gives effect to the merger as if it had occurred on September 30, 2013. The unaudited pro forma condensed consolidated statement of income data gives effect to the merger as if it had occurred on January 1, 2012, in each case based on the most recent valuation data available. The summary unaudited pro forma condensed consolidated financial information listed below has been derived from and should be read in conjunction with (1) the more detailed unaudited pro forma condensed consolidated financial information, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus and (2) the historical consolidated financial statements and related notes of both Essex and BRE, incorporated herein by reference. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page F-1 and “Where You Can Find More Information” beginning on page 199.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this joint proxy statement/prospectus.

	Nine Months Ended September 30, 2013
	Essex	BRE	Pro Forma Adjustments	Essex Pro Forma
Operating Data
Total Operating Revenues	$457,457	$306,673	$—	$764,130
Property Operating Expenses	(145,642)	(94,913)	(18,750)	(259,305)
Depreciation and amortization	(143,320)	(79,183)	(77,219)	(299,722)
Interest and amortization expense	(86,661)	(49,935)	(18,427)	(155,023)
Equity income in co-investments	52,295	19,156	—	71,451
Net income from continuing operations available to common stockholders	106,337	81,335	(111,613)	76,009

Per common share data
Basic:
Income from continuing operations available to common stockholders	$2.86	$1.05		$1.26
Weighted average number of common shares outstanding during the period	37,207	77,086	23,028	60,235

Diluted:
Income from continuing operations available to common stockholders	$2.85	$1.05		$1.26
Weighted average number of common shares outstanding during the period	37,296	77,310	23,028	60,324

Balance Sheet Data:
Real estate assets, net	$4,800,699	$3,579,967	$2,893,872	$11,274,538
Total assets	5,085,602	3,626,525	2,993,833	11,705,960
Total debt	2,920,756	1,838,527	1,122,226	5,881,509
Total stockholders equity	1,880,200	1,701,873	1,779,607	5,361,680

	Year Ended December 31, 2012
	Essex	BRE	Pro Forma Adjustments	Essex Pro Forma
Operating Data
Total Operating Revenues	$543,425	$391,775	$—	$935,200
Property Operating Expenses	(174,088)	(122,996)	(25,000)	(322,084)
Depreciation and amortization	(170,592)	(100,518)	(114,469)	(385,579)
Interest and amortization expense	(111,888)	(68,467)	(24,794)	(205,149)
Equity income in co-investments	41,745	8,669	—	50,414
Gain on remeasurement of co-investment	21,947	—	—	21,947
Net income from continuing operations available to common stockholders	110,373	67,450	(160,618)	17,205

Per common share data
Basic:
Income from continuing operations available to common stockholders	$3.15	$0.88		$0.30
Weighted average number of common shares outstanding during the period	35,032	76,567	23,028	58,060

Diluted:
Income from continuing operations available to common stockholders	$3.14	$0.88		$0.30
Weighted average number of common shares outstanding during the period	35,125	76,920	23,028	58,153

Unaudited Comparative Per Share Information

The following tables set forth for the nine months ended September 30, 2013 and the year ended December 31, 2012 selected per share information for Essex common stock on a historical and pro forma basis and for BRE common stock on a historical and pro forma equivalent basis after giving effect to the merger using the acquisition purchase method of accounting. Except for the historical information as of and for the year ended December 31, 2012, the information in the table is unaudited. You should read the tables below together with the historical consolidated financial statements and related notes of Essex and BRE contained in their respective Quarterly Reports on Form 10-Q for the nine months ended September 30, 2013 and in their respective Annual Reports on Form 10-K for the year ended December 31, 2012, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 199.

The pro forma consolidated BRE equivalent information shows the effect of the merger from the perspective of an owner of BRE common stock and the information was computed by multiplying the Essex pro forma combined information by the exchange ratio of 0.2971. This computation does not include the benefit to BRE stockholders of the cash component of the merger consideration.

The unaudited pro forma consolidated per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this joint proxy statement/prospectus.

The pro forma income from continuing operations per share includes the combined income from continuing operations of Essex and BRE on a pro forma basis as if the transactions were consummated on January 1, 2012.

	Essex		BRE
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent
For the Nine Months Ended September 30, 2013
Income from continuing operations available to common stockholders per common share, basic	$2.86	$1.26	$1.05	$0.37
Income from continuing operations available to common stockholders per common share, diluted	$2.85	$1.26	$1.05	$0.37
Cash dividends declared per common share	$3.63	$3.63	$1.185	$1.08

As of September 30, 2013
Book value per common share	$48.40	$87.62	$21.35	$26.03

For the Year ended December 31, 2012
Income from continuing operations available to common stockholders per common share, basic	$3.15	$0.30	$0.88	$0.09
Income from continuing operations available to common stockholders per common share, diluted	$3.14	$0.30	$0.88	$0.09
Cash dividends declared per common share	$4.40	$4.40	$1.540	$1.31

Comparative Essex and BRE Market Price and Dividend Information

Essex’s Market Price Data

Essex common stock is listed on the NYSE under the symbol “ESS.” This table sets forth, for the periods indicated, the high and low sales prices per share of Essex common stock, as reported by the NYSE, and distributions declared per share of Essex common stock.

	Price Per Share of Common Stock		Distributions Declared Per Share(1)
	High	Low
2011
First Quarter	124.41	109.98	1.04
Second Quarter	138.31	122.67	1.04
Third Quarter	145.40	119.15	1.04
Fourth Quarter	148.44	111.25	1.04
2012
First Quarter	151.54	136.43	1.10
Second Quarter	161.53	146.05	1.10
Third Quarter	160.64	147.38	1.10
Fourth Quarter	150.71	136.38	1.10
2013
First Quarter	156.36	147.06	1.21
Second Quarter	171.11	145.56	1.21
Third Quarter	172.16	139.64	1.21
Fourth Quarter	165.44	137.53	1.21

(1)	Common stock cash distributions currently are declared quarterly by Essex, based on financial results for the prior quarter.

BRE’s Market Price Data

BRE common stock is listed on NYSE under the symbol “BRE.” This table sets forth, for the periods indicated, the range of high and low sales prices for BRE common stock as reported on NYSE. BRE’s fiscal year ends on December 31 of each year.

	Price Per Share of Common Stock		Distributions Declared Per Share(1)
	High	Low
2011
First Quarter	47.69	42.01	0.375
Second Quarter	51.15	46.31	0.375
Third Quarter	54.31	41.39	0.375
Fourth Quarter	50.86	39.66	0.375
2012
First Quarter	52.43	48.30	0.385
Second Quarter	53.57	47.66	0.385
Third Quarter	53.31	46.48	0.385
Fourth Quarter	51.45	46.07	0.385
2013
First Quarter	51.87	46.74	0.395
Second Quarter	54.14	45.76	0.395
Third Quarter	55.76	47.07	0.395
Fourth Quarter	61.50	49.27	0.395

(1)	Common stock cash distributions currently are declared quarterly by BRE, based on financial results for the prior months.

Recent Closing Prices

The table below sets forth the closing per share sales prices of Essex common stock and BRE common stock as reported on the NYSE on December 18, 2013, the last full trading day before the public announcement of the execution of the merger agreement by Essex and BRE, and on January 23, 2014, the latest practicable trading day before the date of this joint proxy statement/prospectus. The BRE pro forma equivalent closing share price is equal to (i) the cash consideration of $12.33 plus (ii) the closing price of a share of Essex common stock on each such date multiplied by 0.2971 (the exchange ratio of shares of Essex common stock for each share of BRE common stock).

	Essex Common Stock	BRE Common Stock	BRE Pro Forma Equivalent
December 18, 2013	$147.70	$55.91	$56.21
January 23, 2014	$154.64	$58.22	$58.27

The market price of Essex common stock and BRE common stock will fluctuate between the date of this joint proxy statement/prospectus and the effective time of the merger. Because the number of shares of Essex common stock to be issued in the merger for each share of BRE common stock is fixed in the merger agreement, the market value of Essex common stock to be received by BRE stockholders at the effective time of the merger may vary significantly from the prices shown in the table above.

Following the transaction, Essex common stock will continue to be listed on the NYSE and, until the completion of the merger, BRE common stock will continue to be listed on NYSE.

RISK FACTORS

In addition to the other information included in this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements,” whether you are an Essex stockholder or a BRE stockholder, you should carefully consider the following risks before deciding how to vote your shares of common stock of Essex and/or BRE. In addition, you should read and consider the risks associated with each of the businesses of Essex and BRE because these risks will also affect the Combined Company. These risks can be found in the respective Annual Reports on Form 10-K for the year ended December 31, 2012 and subsequent Quarterly Reports on Form 10-Q of Essex and BRE, each of which is filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 199.

Risk Factors Relating to the Merger

The exchange ratio and the cash consideration will not be adjusted in the event of any change in the stock prices of either Essex or BRE.

Upon the consummation of the merger, each outstanding share of BRE common stock will be converted automatically into the right to receive 0.2971 shares of Essex common stock, with cash paid in lieu of any fractional shares, plus $12.33 in cash, without interest, each subject to certain adjustments provided for in the merger agreement. To the extent that the Asset Sale is completed in accordance with the terms set forth in the merger agreement and the Special Distribution is authorized and declared to be paid to the BRE stockholders of record as of the close of business on the business day immediately prior to the effective time of the merger as a result of the Asset Sale, the cash consideration will be reduced by the per share amount of such Special Distribution. See “The Merger Agreement—Financing Relating to the Merger—Asset Sale and Special Distribution” beginning on page 145. The exchange ratio of 0.2971 and cash consideration will not be adjusted for changes in the market prices of either shares of Essex common stock or shares of BRE common stock. Changes in the market price of shares of Essex common stock prior to the merger will affect the market value of the merger consideration that BRE stockholders will receive on the closing date of the merger. Stock price changes may result from a variety of factors (many of which are beyond the control of Essex and BRE), including the following factors:

•	market reaction to the announcement of the merger;

•	changes in the respective businesses, operations, assets, liabilities and prospects of Essex and BRE;

•	changes in market assessments of the business, operations, financial position and prospects of either company or the Combined Company;

•	market assessments of the likelihood that the merger will be completed;

•	interest rates, general market and economic conditions and other factors generally affecting the market prices of Essex common stock and BRE common stock;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which Essex and BRE operate; and

•	other factors beyond the control of Essex and BRE, including those described or referred to elsewhere in this “Risk Factors” section.

The market price of shares of Essex common stock at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the date of the special meetings of Essex and BRE. As a result, the market value of the merger consideration represented by the exchange ratio will also vary. For example, based on the range of trading prices of shares of Essex common stock during the period after December 18, 2013, the last trading day before Essex and BRE announced the merger, through January 23, 2014, the latest practicable date before the date of this joint proxy statement/prospectus, the exchange ratio of 0.2971 and $12.33 in cash represented a market value ranging from a low of $53.19 to a high of $58.62.

Because the merger will be completed after the date of the Essex and BRE special meetings, at the time of your special meeting, you will not know the exact market value of the shares of Essex common stock that BRE stockholders will receive upon completion of the merger. You should consider the following two risks:

•	If the market price of shares of Essex common stock increases between the date the merger agreement was signed or the date of the Essex and BRE special meetings and the closing of the merger, BRE stockholders will receive shares of Essex common stock that have a market value upon completion of the merger that is greater than the market value of such shares calculated pursuant to the exchange ratio on the date the merger agreement was signed or on the date of the special meetings, respectively.

•	If the market price of shares of Essex common stock declines between the date the merger agreement was signed or the date of the Essex and BRE special meetings and the closing of the merger, BRE stockholders will receive shares of Essex common stock that have a market value upon completion of the merger that is less than the market value of such shares calculated pursuant to the exchange ratio on the date the merger agreement was signed or on the date of the special meetings, respectively.

Therefore, while the number of shares of Essex common stock to be issued per share of BRE common stock is fixed, (1) Essex stockholders cannot be sure of the market value of the merger consideration that will be paid to BRE stockholders upon completion of the merger and (2) BRE stockholders cannot be sure of the market value of the merger consideration they will receive upon completion of the merger.

Essex and BRE stockholders will be diluted by the merger.

The merger will dilute the ownership position of Essex stockholders and result in BRE stockholders having an ownership stake in the Combined Company that is smaller than their current stake in BRE. Upon completion of the merger, we estimate that continuing Essex stockholders will own approximately 62% of the issued and outstanding shares of Combined Company common stock, and former BRE stockholders will own approximately 38% of the issued and outstanding common stock of the Combined Company. Consequently, Essex stockholders and BRE stockholders, as a general matter, will have less influence over the management and policies of the Combined Company after the effective time of the merger than each currently exercise over the management and policies of Essex and BRE, as applicable.

If the merger does not occur in certain circumstances, BRE may be obligated to pay a $170 million termination fee to Essex.

If the merger agreement is terminated under certain circumstances, BRE may be obligated to pay Essex a termination fee of $170 million. If the stockholders of either company do not approve the merger or the issuance of shares of Essex common stock to BRE stockholders in the merger, as applicable, then that company will be obligated to reimburse up to $10 million in transaction expenses incurred by the other party. See “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expenses Payable by BRE to Essex” beginning on page 143 and “The Merger Agreement—Termination of the Agreement—Expenses Payable by Essex to BRE” beginning on page 144.

Failure to complete the merger could negatively impact the stock prices and the future business and financial results of both Essex and BRE.

If the merger is not completed, the ongoing businesses of Essex and BRE could be adversely affected and each of Essex and BRE will be subject to a variety of risks associated with the failure to complete the merger, including the following:

•	BRE being required, under certain circumstances, to pay to Essex a termination fee of $170 million or up to $10 million in expense reimbursement;

•	Essex being required, under certain circumstances, to pay to BRE up to $10 million in expense reimbursement;

•	Essex and/or BRE having to pay certain costs relating to the proposed merger, such as legal, accounting, financial advisor, filing, printing and mailing fees; and

•	diversion of Essex and BRE management focus and resources from operational matters and other strategic opportunities while working to implement the merger.

If the merger is not completed, these risks could materially affect the business, financial results and stock prices of both Essex and BRE.

The pendency of the merger could adversely affect the business and operations of Essex and BRE.

Prior to the effective time of the merger, some tenants or vendors of each of Essex and BRE may delay or defer decisions, which could negatively affect the revenues, earnings, cash flows and expenses of Essex and BRE, regardless of whether the merger is completed. Similarly, current and prospective employees of Essex and BRE may experience uncertainty about their future roles with the Combined Company following the merger, which may materially adversely affect the ability of each of Essex and BRE to attract and retain key personnel during the pendency of the merger. In addition, due to operating restrictions in the merger agreement, each of Essex and BRE may be unable, during the pendency of the merger, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions, even if such actions would prove beneficial.

The merger agreement contains provisions that could discourage a potential competing acquirer of BRE or could result in a competing acquisition proposal being at a lower price than it might otherwise be.

The merger agreement contains provisions that, subject to limited exceptions necessary to comply with the duties of the BRE Board, restrict the ability of BRE to solicit, initiate or knowingly facilitate any third-party proposals to acquire beneficial ownership of at least 20% of the assets of, equity interest in, or businesses of, BRE or any subsidiary of BRE. Prior to receiving BRE stockholder approval of the merger, BRE may negotiate with a third party after receiving an unsolicited written proposal if the BRE Board determines in good faith that the unsolicited proposal could reasonably be likely to result in a transaction that is more favorable than the merger, and the BRE Board determines that failure to negotiate would be inconsistent with its duties. Once a third party proposal is received, BRE must notify Essex within 24 hours following receipt of the proposal and keep Essex informed of the status and terms of the proposal and associated negotiations. In response to such a proposal, BRE may, under certain circumstances, withdraw or modify its recommendation to BRE stockholders with respect to the merger, and enter into an agreement to consummate a competing transaction with a third-party, if the BRE Board determines in good faith that the competing proposal is more favorable to BRE stockholders and pays the $170 million termination fee to Essex. See “The Merger Agreement—Covenants and Agreements—No Solicitation of Transactions” beginning on page 135 and “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expenses Payable by BRE to Essex” beginning on page 143.

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of BRE from considering or proposing such an acquisition, even if the potential competing acquirer was prepared to pay consideration with a higher per share value than the value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower per share value than it might otherwise have proposed to pay because of the added expense of the termination fee and expense reimbursement that may become payable in certain circumstances under the merger agreement.

There can be no assurance that Essex will be able to secure the financing necessary to pay the cash portion of the merger consideration on acceptable terms, in a timely manner, or at all.

In connection with the merger, Essex has obtained commitments for up to $1.0 billion in a senior unsecured bridge loan facility to finance the cash portion of the merger consideration. In addition, Essex is exploring additional alternatives to fund the cash portion of the merger consideration including through existing unsecured credit facilities, asset sales, joint ventures or other financing arrangements. However, Essex has not entered into a definitive agreement for the debt financing, nor has it secured alternative financing, nor has it entered into a definitive agreement for the Asset Sale. There can be no assurance that Essex will be able to secure financing to pay the cash portion of the merger consideration on acceptable terms, in a timely manner, or at all. If Essex is unable to secure such financing, Essex will nonetheless be required to close the merger under the terms of the merger agreement. In addition, the bridge loan facility expires on April 18, 2014 (with a right to extend up to an additional 30 days in certain circumstances) whereas the merger agreement may not be terminable until June 17, 2014. See “The Merger Agreement—Financing Related to the Merger” beginning on page 144.

Some of the directors and executive officers of BRE have interests in the merger that are different from, or in addition to, those of the other BRE stockholders.

Some of the directors and executive officers of BRE have arrangements that provide them with interests in the merger that are different from, or in addition to, those of the stockholders of BRE stockholders, generally. These interests include, among other things, a sizeable severance payment if terminated upon, or following, consummation of the merger. These interests, among other things, may influence or may have influenced the directors and executive officers of BRE to support or approve the merger. See “The Merger—Interests of BRE’s Directors and Executive Officers in the Merger” beginning on page 99.

Risk Factors Relating to the Combined Company Following the Merger

Risks Related to the Combined Company’s Operations

The Combined Company expects to incur substantial expenses related to the merger.

The Combined Company expects to incur substantial expenses in connection with completing the merger and integrating the business, operations, networks, systems, technologies, policies and procedures of BRE with those of Essex. There are several systems that must be integrated, including accounting and finance and asset management. While Essex has assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of the Combined Company’s integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with the merger could, particularly in the near term, exceed the savings that the Combined Company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the merger.

Following the merger, the Combined Company may be unable to integrate the businesses of Essex and BRE successfully and realize the anticipated synergies and other benefits of the merger or do so within the anticipated timeframe.

The merger involves the combination of two companies that currently operate as independent public companies. The Combined Company is expected to benefit from the elimination of duplicative costs associated with supporting a public company platform and the leveraging of state of the art technology and systems. These savings are expected to be realized upon full integration, which is expected to occur over the 18-month period following the closing of the merger. However, the Combined Company will be required to devote significant management attention and resources to integrating the business practices and operations of Essex and BRE. Potential difficulties the Combined Company may encounter in the integration process include the following:

•	the inability to successfully combine the businesses of Essex and BRE in a manner that permits the Combined Company to achieve the cost savings anticipated to result from the merger, which would result in the anticipated benefits of the merger not being realized in the timeframe currently anticipated or at all;

•	the complexities associated with managing the combined businesses out of several different locations and integrating personnel from the two companies;

•	the additional complexities of combining two companies with different histories, cultures, regulatory restrictions, markets and customer bases;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger; and

•	performance shortfalls as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations.

For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of the Combined Company’s management, the disruption of the Combined Company’s ongoing business or inconsistencies in the Combined Company’s operations, services, standards, controls, procedures and policies, any of which could adversely affect the ability of the Combined Company to maintain relationships with tenants, vendors and employees or to achieve the anticipated benefits of the merger, or could otherwise adversely affect the business and financial results of the Combined Company.

Following the merger, the Combined Company may be unable to retain key employees.

The success of the Combined Company after the merger will depend in part upon its ability to retain key Essex and BRE employees. Key employees may depart either before or after the merger because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the Combined Company following the merger. Accordingly, no assurance can be given that Essex, BRE or, following the merger, the Combined Company will be able to retain key employees to the same extent as in the past.

The Combined Company’s anticipated level of indebtedness will increase upon completion of the merger and will increase the related risks Essex now faces.

In connection with the merger, the Combined Company will assume certain indebtedness of BRE and will be subject to increased risks associated with debt financing, including an increased risk that the Combined Company’s cash flow could be insufficient to meet required payments on its debt. At September 30, 2013, Essex had indebtedness of $2.9 billion, including $15.4 million of outstanding borrowings under its lines of unsecured credit, a total of $1.4 billion of outstanding unsecured debt and a total of $1.5 billion of outstanding mortgage debt. Taking into account Essex’s existing indebtedness and the assumption of indebtedness in the merger, the Combined Company’s pro forma consolidated indebtedness as of September 30, 2013, after giving effect to the merger, would be approximately $5.9 billion, including $246.4 million under lines of unsecured credit, a total of $2.4 billion of unsecured debt, $2.2 billion of mortgage debt, and a $1.0 billion bridge loan facility. Essex may use the bridge loan facility, if needed, to finance the cash consideration in connection with the merger and is reflected for pro forma purposes.

The Combined Company’s increased indebtedness could have important consequences to holders of its common stock and preferred stock, including BRE stockholders who receive Essex common stock in the merger, including:

•	increasing the Combined Company’s vulnerability to general adverse economic and industry conditions;

•	limiting the Combined Company’s ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•	requiring the use of a substantial portion of the Combined Company’s cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements;

•	limiting the Combined Company’s flexibility in planning for, or reacting to, changes in its business and its industry; and

•	putting the Combined Company at a disadvantage compared to its competitors with less indebtedness.

If the Combined Company defaults under a mortgage loan, it will automatically be in default under any other loan that has cross-default provisions, and it may lose the properties securing these loans. Although the Combined Company anticipates that it will pay off its mortgage payables as soon as prepayment penalties and other costs make it economically feasible to do so, the Combined Company cannot anticipate when such payment will occur.

The future results of the Combined Company will suffer if the Combined Company does not effectively manage its expanded operations following the merger.

Following the merger, the Combined Company expects to continue to expand its operations through additional acquisitions of properties, some of which may involve complex challenges. The future success of the Combined Company will depend, in part, upon the ability of the Combined Company to manage its expansion opportunities, which may pose substantial challenges for the Combined Company to integrate new operations into its existing business in an efficient and timely manner, and upon its ability to successfully monitor its operations, costs, regulatory compliance and service quality, and to maintain other necessary internal controls. There is no assurance that the Combined Company’s expansion or acquisition opportunities will be successful, or that the Combined Company will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

In connection with the announcement of the merger agreement, three lawsuits have been filed and are pending as of January 16, 2014, seeking, among other things, to enjoin the merger, and an injunction or other adverse ruling being entered in this lawsuit may prevent the merger from being effective or from becoming effective within the expected timeframe (if at all).

Since the announcement of the merger agreement on December 19, 2013, three putative class action and shareholder derivative actions have been filed on behalf of alleged BRE stockholders and/or BRE itself in the Circuit Court for Baltimore City, Maryland. All of these complaints name as defendants BRE, the BRE Board, Essex, and Merger Sub, and allege that the BRE Board breached its fiduciary duties to BRE’s stockholders and/or to BRE itself, and that the merger involves an unfair price, an inadequate sales process, and unreasonable deal protection devices that purportedly preclude competing offers. The complaints further allege that Essex, Merger Sub, and, in some cases, BRE aided and abetted those alleged breaches of duty. The complaints seek injunctive relief, including enjoining or rescinding the merger, and an award of other unspecified attorneys’ and other fees and costs, in addition to other relief. We may also be the target of similar litigation in the future.

While BRE and Essex management believe that the allegations in the complaints are without merit and intend to defend vigorously against these allegations, we cannot assure you as to the outcome of these, or any similar future lawsuits, including the costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation or settlement of these claims. If the plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the merger on the agreed-upon terms, such an injunction may prevent the completion of the merger in the expected time frame, or may prevent it from being completed altogether. Whether or not the plaintiffs’ claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operation of the businesses of BRE and Essex. For more information about litigation related to the merger, see “The Merger—Litigation Relating to the Merger” beginning on page 126.

Counterparties to certain significant agreements with Essex or BRE may exercise contractual rights under such agreements in connection with the merger.

Essex and BRE are each party to certain agreements that give the counterparty certain rights following a “change in control,” including in some cases the right to terminate the agreement. Under some such agreements, the merger will constitute a change in control and therefore the counterparty may exercise certain rights under the agreement upon the closing of the merger. Certain Essex and BRE joint ventures, management and service contracts, and debt obligations have agreements subject to such provisions. Any such counterparty may request modifications of their respective agreements as a condition to granting a waiver or consent under their agreement. There can be no assurances that such counterparties will not exercise their rights under these agreements, including termination rights where available, or that the exercise of any such rights under, or modification of, these agreements will not adversely affect the business or operations of the Combined Company.

The Combined Company’s joint ventures, including any joint venture entered into in connection with the Asset Sale, assuming the Asset Sale occurs, could be adversely affected by the Combined Company’s lack of sole decision-making authority, its reliance on its joint venture partner’s financial condition and disputes between the Combined Company and its joint venture partner.

Both Essex and BRE currently have joint venture investments that will constitute a portion of the Combined Company’s assets upon consummation of the merger. In addition, the Combined Company may enter into additional joint ventures after consummation of the merger. Essex also currently anticipates that certain to-be-identified assets of BRE will be contributed to a joint venture to be formed between BRE and one or more third parties on the business day prior to the effective time of the merger. These joint venture investments involve risks not present with a property wholly owned by the Combined Company including that (i) one or more joint venture partners might become bankrupt or fail to fund a share of required capital contributions; (ii) one or more joint venture partners may have economic or other business interests or goals that are inconsistent with the Combined Company’s business interests or goals; or (iii) disputes between the Combined Company and one or more of its joint venture partners may result in litigation or arbitration that would increase the operating expenses of the Combined Company and divert management time and attention away from the business. The occurrence of one or more of the events described above could cause unanticipated disruption to the operations of the Combined Company or unanticipated costs and liabilities to the Combined Company, which could in turn adversely affect the financial condition, results of operations and cash flows of the Combined Company and limit its ability to make distributions to its stockholders.

Risks Related to an Investment in the Combined Company’s Common Stock

The market price of shares of the common stock of the Combined Company may be affected by factors different from those affecting the price of shares of Essex common stock or BRE common stock before the merger.

The results of operations of the Combined Company, as well as the market price of the common stock of the Combined Company, after the merger may be affected by other factors in addition to those currently affecting Essex’s or BRE’s results of operations and the market prices of Essex common stock and BRE common stock. These factors include:

•	a greater number of shares of the Combined Company common stock outstanding as compared to the number of currently outstanding shares of Essex common stock;

•	different stockholders; and

•	different assets and capitalizations

Accordingly, the historical market prices and financial results of Essex and BRE may not be indicative of these matters for the Combined Company after the merger. For a discussion of the businesses of Essex and BRE and certain risks to consider in connection with investing in those businesses, see the documents incorporated by reference by Essex and BRE into this joint proxy statement/prospectus referred to under “Where You Can Find More Information.”

The market price of the Combined Company’s common stock may decline as a result of the merger.

The market price of the Combined Company’s common stock may decline as a result of the merger if the Combined Company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts, or the effect of the merger on the Combined Company’s financial results is not consistent with the expectations of financial or industry analysts.

In addition, upon consummation of the merger, Essex stockholders and BRE stockholders will own interests in a Combined Company operating an expanded business with a different mix of properties, risks and liabilities. Current stockholders of Essex and BRE may not wish to continue to invest in the Combined Company, or for other reasons may wish to dispose of some or all of their shares of the Combined Company’s common stock. If, following the effective time of the merger, large amounts of the Combined Company’s common stock are sold, the price of the Combined Company’s common stock could decline.

After the merger is completed, BRE stockholders who receive shares of the Combined Company common stock in the merger will have different rights that may be less favorable than their current rights as BRE stockholders.

After the closing of the merger, BRE stockholders who receive shares of the Combined Company common stock in the merger will have different rights than they currently have as BRE stockholders. For a detailed discussion of the significant differences between the current rights as a stockholder of BRE and the rights as a stockholder of the Combined Company following the merger, see “Comparison of Rights of Stockholders of Essex and Stockholders of BRE” beginning on page 184.

The Combined Company cannot assure you that it will be able to continue paying dividends at or above the rate currently paid by Essex and BRE.

The stockholders of the Combined Company may not receive dividends at the same rate they received dividends as stockholders of Essex and BRE following the merger for various reasons, including the following:

•	the Combined Company may not have enough cash to pay such dividends due to changes in the Combined Company’s cash requirements, capital spending plans, cash flow or financial position;

•	decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the Combined Company’s board of directors, which reserves the right to change Essex’s current dividend practices at any time and for any reason;

•	the Combined Company may desire to retain cash to maintain or improve its credit ratings; and

•	the amount of dividends that the Combined Company’s subsidiaries may distribute to the Combined Company may be subject to restrictions imposed by state law, restrictions that may be imposed by state regulators, and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

Stockholders of the Combined Company will have no contractual or other legal right to dividends that have not been declared by the Combined Company’s board of directors.

The Combined Company may need to incur additional indebtedness in the future.

In connection with executing the Combined Company’s business strategies following the merger, the Combined Company expects to evaluate the possibility of acquiring additional properties and making strategic investments, and the Combined Company may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for the Combined Company, including hindering the Combined Company’s ability to adjust to changing market, industry or economic conditions; limiting the Combined Company’s ability to access the capital markets to refinance maturing debt or to fund acquisitions or emerging businesses; limiting the amount of free cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses; making the Combined Company more vulnerable to economic or industry downturns, including interest rate increases; and placing the Combined Company at a competitive disadvantage compared to less leveraged competitors.

The Combined Company may incur adverse tax consequences if Essex or BRE has failed or fails to qualify as a REIT for U.S. federal income tax purposes.

Each of Essex and BRE has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code, and each intends to continue to do so through the time of the merger, and the Combined Company intends to continue operating in such a manner following the merger. None of Essex, BRE or the Combined Company has requested or plans to request a ruling from the IRS that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the control of Essex, BRE or the Combined Company, as the case may be, may affect any such company’s ability to qualify as a REIT. In order to qualify as a REIT, each of Essex, BRE and the Combined Company must satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its net taxable income, excluding any net capital gains.

If any of Essex, BRE or the Combined Company loses its REIT status, or is determined to have lost its REIT status in a prior year, it will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•	such company would be subject to U.S. federal income tax on its net income at regular corporate rates for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

•	such company could be subject to the federal alternative minimum tax and possibly increased state and local taxes for such periods;

•	unless such company is entitled to relief under applicable statutory provisions, neither it nor any “successor” company could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified; and

•	for up to ten years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, such company could be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

The Combined Company will inherit any liability with respect to unpaid taxes of Essex or BRE for any periods prior to the merger. In addition, under the “investment company” rules under Section 368 of the Code, if both Essex and BRE are “investment companies” under such rules (without regard to their REIT status), the failure of either Essex or BRE to qualify as a REIT could cause the merger to be taxable to Essex or BRE, respectively, and its stockholders. As a result of all these factors, Essex’s, BRE’s or the Combined Company’s failure to qualify as a REIT could impair the Combined Company’s ability to expand its business and raise capital, and would materially adversely affect the value of its stock. In addition, for years in which the Combined Company does not qualify as a REIT, it will not otherwise be required to make distributions to stockholders.

In certain circumstances, even if the Combined Company qualifies as a REIT, it and its subsidiaries may be subject to certain U.S. federal, state, and other taxes, which would reduce the Combined Company’s cash available for distribution to its stockholders.

Even if each of Essex, BRE and the Combined Company has, as the case may be, qualified and continues to qualify as a REIT, the Combined Company may be subject to U.S. federal, state, or other taxes. For example, net income from the sale of properties that are “dealer” properties sold by a REIT (a “prohibited transaction” under the Code) will be subject to a 100% tax. In addition, the Combined Company may not be able to make sufficient distributions to avoid income and excise taxes applicable to REITs. Alternatively, the Combined Company may decide to retain income it earns from the sale or other disposition of its property and pay income tax directly on such income. In that event, the Combined Company’s stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, might not have any benefit from their deemed payment of such tax liability. The Combined Company and its subsidiaries may also be subject to U.S. federal taxes other than U.S. federal income taxes, as well as state and local taxes (such as state and local income and property taxes), either directly or at the level of its operating partnership, or at the level of the other companies through which the Combined Company indirectly owns its assets. Any U.S. federal or state taxes the Combined Company (or any of its subsidiaries) pays will reduce cash available for distribution by the Combined Company to stockholders. See section “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 103.

Essex and BRE face other risks.

The foregoing risks are not exhaustive, and you should be aware that, following the merger, the Combined Company will face various other risks, including those discussed in reports filed by Essex and BRE with the SEC. See “Where You Can Find More Information” beginning on page 199.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Essex and BRE operate and beliefs of, and assumptions made by, Essex management and BRE management and involve uncertainties that could significantly affect the financial results of Essex, BRE or the Combined Company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving Essex and BRE, including future financial and operating results, and the Combined Company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that Essex and BRE expect or anticipate will occur in the future—including statements relating to expected synergies, improved liquidity and balance sheet strength—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Essex and BRE believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, Essex and BRE can give no assurance that their expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to:

•	each of Essex’s and BRE’s success, or the success of the Combined Company, in implementing its business strategy and its ability to identify, underwrite, finance, consummate and integrate acquisitions or investments;

•	changes in national, regional and local economic climates;

•	changes in financial markets and interest rates, or to the business or financial condition of Essex, BRE or the Combined Company or their respective businesses;

•	the nature and extent of future competition;

•	each of Essex’s and BRE’s ability, or the ability of the Combined Company, to pay down, refinance, restructure and/or extend its indebtedness as it becomes due;

•	the ability and willingness of Essex, BRE and the Combined Company to maintain its qualification as a REIT due to economic, market, legal, tax or other considerations;

•	availability to Essex, BRE and the Combined Company of financing and capital;

•	each of Essex’s and BRE’s ability, or the ability of the Combined Company, to deliver high quality properties and services, to attract and retain qualified personnel and to attract and retain residents and other tenants;

•	the impact of any financial, accounting, legal or regulatory issues or litigation that may affect Essex, BRE or the Combined Company;

•	risks associated with achieving expected revenue synergies or cost savings as a result of the merger;

•	risks associated with the companies’ ability to consummate the merger, the timing of the closing of the merger and unexpected costs or unexpected liabilities that may arise from the merger, whether or not consummated; and

•	those additional risks and factors discussed in reports filed with the Securities and Exchange Commission, or the SEC, by Essex and BRE from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q.

Should one or more of the risks or uncertainties described above or elsewhere in this joint proxy statement/prospectus occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus.

All forward-looking statements, expressed or implied, included in this joint proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Essex, BRE or persons acting on their behalf may issue.

Neither Essex nor BRE undertakes any duty to update any forward-looking statements appearing in this joint proxy statement/prospectus.

THE COMPANIES

Essex Property Trust, Inc.

Essex is a Maryland corporation that has elected to be taxed as a REIT under the Code. Essex owns all of its interests in real estate investments directly or indirectly through Essex Portfolio, L.P., or Essex LP. Essex is the sole general partner of Essex LP and as of September 30, 2013 owns a 94.6% general partnership interest. Essex is engaged primarily in the ownership, operation, management, acquisition, development and redevelopment of predominantly apartment communities. As of September 30, 2013, Essex owned or held an interest in 163 apartment communities, aggregating 34,416 units, excluding Essex’s ownership in preferred interest co-investments. Additionally, as of September 30, 2013, Essex owned or had ownership interests in five commercial buildings and eleven active development projects in various stages of development. The communities are located in Southern California (Los Angeles, Orange, Riverside, San Diego, Santa Barbara, and Ventura counties), Northern California (the San Francisco Bay Area) and the Seattle metropolitan area.

Essex common stock is listed on the NYSE, trading under the symbol “ESS.”

Essex was incorporated in the state of Maryland in 1994, and Essex LP was formed in the state of California in 1994. Essex’s principal executive offices are located at 925 East Meadow Drive, Palo Alto, California 94303, and its telephone number is (650)  494-3700.

Bronco Acquisition Sub, Inc.

Bronco Acquisition Sub, Inc., or Merger Sub, a direct wholly owned subsidiary of Essex, is a Delaware corporation formed on December 17, 2013 for the purpose of entering into the merger agreement. Upon completion of the merger, BRE will be merged with and into Merger Sub with Merger Sub surviving as a direct wholly owned subsidiary of Essex. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement.

Additional information about Essex and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 199.

BRE Properties, Inc.

BRE is a Maryland corporation that has elected to be taxed as a REIT under the Code. BRE is focused on the development, acquisition and management of multifamily apartment communities primarily located in the major metropolitan markets of Southern and Northern California and Seattle, Washington. As of September 30, 2013, BRE had real estate assets with a net book value of approximately $3.6 billion, which included: 75 wholly or majority owned stabilized multifamily communities, aggregating 21,396 homes primarily located in California and Washington; one multifamily community owned through a joint venture comprised of 252 apartment homes; one land asset held for sale; and six wholly owned or majority-owned development communities (five in Northern California and one in Southern California) in various stages of planning and construction, totaling 1,888 homes. BRE has been a publicly traded company since its founding in 1970.

BRE common stock is listed on the NYSE, trading under the symbol “BRE.”

BRE was incorporated in the state of Delaware in 1970, and was re-incorporated as a Maryland corporation in 1996. BRE’s principal executive offices are located at 525 Market Street, 4th Floor, San Francisco, California 94105, and its telephone number is (415) 445-6530.

Additional information about BRE and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 199.

The Combined Company

References to the Combined Company are to Essex after the effective time of the merger. The Combined Company will be named “Essex Property Trust, Inc.” and will be a Maryland corporation. The Combined Company will be the leading publicly traded, multifamily REIT focused on the West Coast with a platform poised to achieve a greater level of acquisitions and value enhancing developments. The Combined Company is expected to have a pro forma equity market capitalization of approximately $10.4 billion, and a total market capitalization in excess of $15.4 billion. The Combined Company’s asset base will consist primarily of approximately 56,000 multifamily units in 239 properties. The Combined Company’s largest markets are expected to be Southern California, Northern California and metropolitan Seattle.

The business of the Combined Company will be operated through Essex LP and its subsidiaries. On a pro forma basis giving effect to the merger, the Combined Company will own an approximate 97% general partnership interest in Essex LP and, as its sole general partner, the Combined Company will have the full, exclusive and complete responsibility for and discretion in the day-to-day management and control of Essex LP.

The common stock of the Combined Company will continue to be listed on the NYSE, trading under the symbol “ESS.”

The Combined Company’s principal executive offices will be located at 925 East Meadow Drive, Palo Alto, California 94303, and its telephone number will be (650) 494-3700.

THE ESSEX SPECIAL MEETING

Date, Time, Place and Purpose of Essex’s Special Meeting

The special meeting of the stockholders of Essex will be held at [—] on [—], 2014, commencing at [—], local time. The purpose of Essex’s special meeting is:

1. to consider and vote on a proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger; and

2. to consider and vote on a proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock in the merger.

Recommendation of the Essex Board

The Essex Board has unanimously (i) determined and declared that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of Essex and its stockholders, (ii) approved and adopted the merger agreement, the merger and the other transactions contemplated thereby, and (iii) authorized and approved the issuance of shares of Essex common stock to BRE stockholders in the merger. The Essex Board unanimously recommends that Essex stockholders vote FOR the proposal to approve the issuance of Essex common stock in the merger, and FOR the proposal to approve one or more adjournments of the meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock in the merger. For the reasons for this recommendation, see “The Merger—Recommendation of Essex Board and Its Reasons for the Merger” beginning on page 74.

Essex Record Date; Who Can Vote at Essex’s Special Meeting

Only holders of record of Essex common stock at the close of business on January 23, 2014, Essex’s record date, are entitled to notice of, and to vote at, Essex’s special meeting and any adjournment of the special meeting. As of the record date, there were [—] shares of Essex common stock outstanding and entitled to vote at Essex’s special meeting, held by approximately [—] stockholders of record.

Each share of Essex common stock owned on Essex’s record date is entitled to one vote on each proposal at Essex’s special meeting.

Vote Required for Approval; Quorum

Approval of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger requires the affirmative vote of at least a majority of all votes cast on such proposal. Approval of the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock in the merger requires the affirmative vote of at least a majority of all votes cast on such proposal.

Essex’s bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter constitutes a quorum at a meeting of its stockholders. Shares that are voted and shares abstaining from voting are treated as being present at Essex’s special meeting for purposes of determining whether a quorum is present.

Abstentions and Broker Non-Votes

Abstentions will be counted in determining the presence of a quorum. Abstentions will have the same effect as a vote cast AGAINST the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger. Abstentions will have no effect on the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger. There will be no broker non-votes at the meeting because the only proposals are “non-routine” under NYSE Rule 452.

Manner of Submitting Proxy

Essex stockholders may submit their votes for or against the proposals submitted at Essex’s special meeting in person or by proxy. Essex stockholders may be able to submit a proxy in the following ways:

•	Internet. Essex stockholders may submit a proxy over the Internet by going to the website listed on their proxy card or voting instruction card. Once at the website, they should follow the instructions to submit a proxy.

•	Telephone. Essex stockholders may submit a proxy using the toll-free number listed on their proxy card or voting instruction card.

•	Mail. Essex stockholders may submit a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.

Essex stockholders should refer to their proxy cards or the information forwarded by their broker or other nominee to see which options are available to them.

The Internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you submit a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail. The Internet and telephone facilities available to record holders will close at [—] Eastern Time on [—], 2014.

The method by which Essex stockholders submit a proxy will in no way limit their right to vote at Essex’s special meeting if they later decide to attend the meeting and vote in person. If shares of Essex common stock are held in the name of a broker or other nominee, Essex stockholders must obtain a proxy, executed in their favor, from the broker or other nominee, to be able to vote in person at Essex’s special meeting.

All shares of Essex common stock entitled to vote and represented by properly completed proxies received prior to Essex’s special meeting, and not revoked, will be voted at Essex’s special meeting as instructed on the proxies. If Essex stockholders of record return properly executed proxies but do not indicate how their shares of Essex common stock should be voted on a proposal, the shares of Essex common stock represented by their properly executed proxy will be voted as the Essex Board recommends and therefore, FOR the proposal to approve the issuance of Essex common stock in the merger, and FOR the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock in the merger.

Shares Held in “Street Name”

If Essex stockholders hold shares of Essex common stock in an account of a broker or other nominee and they wish to vote such shares, they must return their voting instructions to the broker or other nominee.

If Essex stockholders hold shares of Essex common stock in an account of a broker or other nominee and attend Essex’s special meeting, they should bring a letter from their broker or other nominee identifying them as the beneficial owner of such shares of Essex common stock and authorizing them to vote.

Shares of Essex common stock held by brokers and other nominees will NOT be voted, and will NOT be present for purposes of determining a quorum, unless such Essex stockholders instruct such brokers or other nominees how to vote.

Revocation of Proxies or Voting Instructions

Essex stockholders of record may change their vote or revoke their proxy at any time before it is exercised at Essex’s special meeting by:

•	submitting notice in writing to Essex’s Secretary at Essex Property Trust, 925 East Meadow Drive, Palo Alto, California, 94303, Attn: Corporate Secretary that you are revoking your proxy;

•	executing and delivering a later-dated proxy card or submitting a later-dated proxy by telephone or on the Internet; or

•	voting in person at Essex’s special meeting.

Attending Essex’s special meeting without voting will not revoke your proxy.

Essex stockholders who hold shares of Essex common stock in an account of a broker or other nominee may revoke their voting instructions by following the instructions provided by their broker or other nominee.

Tabulation of Votes

Essex will appoint an Inspector of Election for Essex’s special meeting to tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies

The solicitation of proxies from Essex stockholders is made on behalf of the Essex Board. Essex will pay the cost of soliciting proxies from Essex stockholders. Essex has engaged D.F. King to assist in the solicitation of proxies for the special meeting and Essex estimates it will pay D.F. King a fee of approximately $20,000. Essex has also agreed to reimburse D.F. King for reasonable expenses incurred in connection with the proxy solicitation and to indemnify D.F. King against certain losses, claims, damages, liabilities and expenses. In addition to mailing proxy solicitation material, Essex’s directors and officers, and employees of Essex may also solicit proxies in person, by telephone or by any other electronic means of communication deemed appropriate. No additional compensation will be paid to Essex’s directors or officers, or to employees of Essex for such services.

In accordance with the regulations of the SEC and NYSE, Essex also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of Essex common stock.

PROPOSALS SUBMITTED TO ESSEX STOCKHOLDERS

Stock Issuance Proposal

(Proposal 1 on the Essex Proxy Card)

Essex stockholders are asked to approve the issuance of Essex common stock to BRE stockholders in the merger.

Pursuant to the merger agreement, approval of this proposal is a condition to the closing of the merger. If the proposal is not approved, the merger will not be completed.

Essex is requesting that Essex stockholders approve the issuance of Essex common stock to BRE stockholders in the merger. Approval of the proposal to approve the issuance of Essex common stock to BRE stockholders requires the affirmative vote of a majority of all votes cast at the special meeting.

Recommendation of the Essex Board

The Essex Board unanimously recommends that Essex stockholders vote FOR the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger.

Essex Adjournment Proposal

(Proposal 2 on the Essex Proxy Card)

Essex’s special meeting may be adjourned one or more times to another date, time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies, if necessary or appropriate, to obtain additional votes in favor of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger. If, at Essex’s special meeting, the number of shares of Essex common stock present in person or represented by proxy and voting in favor of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger is insufficient to approve the proposal, Essex intends to move to adjourn Essex’s special meeting in order to enable the Essex Board to solicit additional proxies for approval of the proposal.

Essex is asking Essex stockholders to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger. Approval of this proposal requires the affirmative vote of a majority of all votes cast at the special meeting.

Recommendation of the Essex Board

The Essex Board unanimously recommends that Essex stockholders vote FOR the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of Essex common stock to BRE stockholders in the merger.

Other Business

At this time, Essex does not intend to bring any other matters before Essex’s special meeting, and Essex does not know of any matters to be brought before Essex’s special meeting by others. If, however, any other matters properly come before Essex’s special meeting, the persons named in the enclosed proxy, or their duly constituted substitutes, acting at Essex’s special meeting or any adjournment or postponement thereof will be deemed authorized to vote the shares represented thereby in accordance with the judgment of management on any such matter.

THE BRE SPECIAL MEETING

Date, Time, Place and Purpose of BRE’s Special Meeting

The special meeting of the stockholders of BRE will be held at [—] on [—], 2014, commencing at [—], local time. The purpose of BRE’s special meeting is:

1.	to consider and vote on a proposal to approve the merger and other transactions contemplated by the merger agreement;

2.	to consider and vote on an advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger; and

3.	to consider and vote on a proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and other transactions contemplated by the merger agreement.

Recommendation of the BRE Board

The BRE Board has unanimously (i) determined and declared that the merger, the merger agreement, and the other transactions contemplated by the merger agreement, are advisable and in the best interests of BRE and its stockholders and (ii) approved the merger agreement and authorized the performance by BRE thereunder. The BRE Board unanimously recommends that BRE stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, FOR the advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger and FOR the proposal to approve one or more adjournments of the meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. For the reasons for this recommendation, see “The Merger—Recommendation of BRE Board and Its Reasons for the Merger” beginning on page 76.

BRE Record Date; Who Can Vote at BRE’s Special Meeting

Only holders of record of BRE common stock at the close of business on January 23, 2014, BRE’s record date, are entitled to notice of, and to vote at, BRE’s special meeting and any adjournment of the special meeting. As of the record date, there were [—] shares of BRE common stock outstanding and entitled to vote at BRE’s special meeting, held by approximately [—] stockholders of record.

Each share of BRE common stock owned on BRE’s record date is entitled to one vote on each proposal at BRE’s special meeting.

Vote Required for Approval; Quorum

Approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of BRE common stock entitled to vote on such proposal. Approval of (i) the advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger, and (ii) the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement each requires the affirmative vote of a majority of the votes cast on such proposal.

BRE’s bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast constitutes a quorum at a meeting of its stockholders. Shares that are voted and shares abstaining from voting are treated as being present at the BRE special meeting for purposes of determining whether a quorum is present.

Abstentions and Broker Non-Votes

Abstentions will be counted in determining the presence of a quorum. Abstentions will have the same effect as votes cast AGAINST the proposal to approve the merger and the other transactions contemplated by the merger agreement but will have no effect on the advisory (non-binding) proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger or the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. There will be no broker non-votes at the meeting because the only proposals are “non-routine” under NYSE Rule 452.

Manner of Submitting Proxy

BRE stockholders may submit their votes for or against the proposals submitted at BRE’s special meeting either in person or by proxy. BRE stockholders may submit a proxy in the following ways:

•	Internet. BRE stockholders may submit a proxy over the Internet by going to the website listed on their proxy card or voting instruction card. Once at the website, they should follow the instructions to submit a proxy.

•	Telephone. BRE stockholders may submit a proxy using the toll-free number listed on their proxy card or voting instruction card.

•	Mail. BRE stockholders may submit a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.

BRE stockholders should refer to their proxy cards or the information forwarded by their broker or other nominee to see which options are available to them.

The Internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you submit a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail. The Internet and telephone facilities available to record holders will close at [—] Eastern Time on [—], 2014.

The method by which BRE stockholders submit a proxy will in no way limit their right to vote at BRE’s special meeting if they later decide to attend the meeting and vote in person. If shares of BRE common stock are held in the name of a broker or other nominee, BRE stockholders must obtain a proxy, executed in their favor, from the broker or other nominee, to be able to vote in person at BRE’s special meeting.

All shares of BRE common stock entitled to vote and represented by properly completed proxies received prior to BRE’s special meeting, and not revoked, will be voted at BRE’s special meeting as instructed on the proxies. If BRE stockholders of record return properly executed proxies but do not indicate how their shares of BRE common stock should be voted on a proposal, the shares of BRE common stock represented by their properly executed proxy will be voted as the BRE Board recommends and therefore, FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement, FOR the proposal to approve certain compensation that may be paid or become payable to the named executive officers of BRE in connection with the merger and FOR the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. If a BRE stockholder does not provide voting instructions to their broker or other nominee, their shares of BRE common stock will NOT be voted.

Shares Held in “Street Name”

If BRE stockholders hold shares of BRE common stock in an account of a broker or other nominee and they wish to vote such shares, they must return their voting instructions to the broker or other nominee.

If BRE stockholders hold shares of BRE common stock in an account of a broker or other nominee and attend BRE’s special meeting, they should bring a letter from their broker or other nominee identifying them as the beneficial owner of such shares of BRE common stock and authorizing them to vote.

Shares of BRE common stock held by brokers and other nominees will NOT be voted unless such BRE stockholders instruct such brokers or other nominees how to vote.

Revocation of Proxies or Voting Instructions

BRE stockholders of record may change their vote or revoke their proxy at any time before it is exercised at BRE’s special meeting by:

•	submitting notice in writing to BRE’s Secretary at BRE Properties, Inc., 525 Market Street, San Francisco, California, 94105, Attn: Corporate Secretary that you are revoking your proxy;

•	executing and delivering a later-dated proxy card or submitting a later-dated proxy by telephone or on the Internet; or

•	voting in person at BRE’s special meeting.

Attending BRE’s special meeting without voting will not revoke your proxy.

BRE stockholders who hold shares of BRE common stock in an account of a broker or other nominee may revoke their voting instructions by following the instructions provided by their broker or other nominee.

Tabulation of Votes

BRE will appoint an Inspector of Election for BRE’s special meeting to tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies; Payment of Solicitation Expenses

The solicitation of proxies from BRE stockholders is made on behalf of the BRE Board. BRE will pay the cost of soliciting proxies from BRE stockholders. Directors, officers and employees of BRE may solicit proxies on behalf of BRE in person or by telephone, facsimile or other means, but will not receive any additional compensation for doing so. BRE has engaged MacKenzie to assist it in the solicitation of proxies for the special meeting and BRE estimates it will pay MacKenzie a fee of approximately $50,000. BRE has also agreed to reimburse MacKenzie for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify MacKenzie against certain losses, costs and expenses.

In accordance with the regulations of the SEC and NYSE, BRE also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of BRE common stock.

PROPOSALS SUBMITTED TO BRE STOCKHOLDERS

Merger Proposal

(Proposal 1 on the BRE Proxy Card)

BRE stockholders are asked to approve the merger and the other transactions contemplated by the merger agreement. For a summary and detailed information regarding this proposal to approve the merger and the other transactions contemplated by the merger agreement, see the information about the merger agreement and the merger throughout this joint proxy statement/prospectus, including the information set forth in sections entitled “The Merger” beginning on page 61 and “The Merger Agreement” beginning on page 127. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

Pursuant to the merger agreement, approval of this proposal is a condition to the closing of the merger. If the proposal is not approved, the merger will not be completed even if the other proposals related to the merger are approved.

BRE is requesting that BRE stockholders approve the merger and the other transactions contemplated by the merger agreement. Approval of the proposal to approve the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of BRE common stock entitled to vote on such proposal.

Recommendation of the BRE Board

The BRE Board has unanimously (i) determined that the merger, the merger agreement, and the other transactions contemplated thereby, are advisable and in the best interests of BRE and its stockholders, and (ii) approved the merger agreement and authorized the performance by BRE thereunder. The BRE Board unanimously recommends that BRE stockholders vote FOR the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Advisory Vote on Executive Compensation

(Proposal 2 on the BRE Proxy Card)

Advisory Vote Regarding Merger-Related Compensation. Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Section 14A of the Exchange Act, BRE is providing its stockholders with the opportunity to cast an advisory (non-binding) vote on the compensation that may be paid or become payable to BRE’s named executive officers, which we refer to as NEOs, as determined in accordance with Item 402(t) of Regulation S-K, that is based upon or otherwise relates to the proposed merger and arises from any form of arrangement or understanding, whether written or unwritten, between BRE and the NEOs. BRE therefore is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to BRE Properties, Inc.’s named executive officers in connection with the merger, as disclosed in the table entitled “Golden Parachute Compensation” pursuant to Item 402(t) of Regulation S-K, including the associated narrative discussion and the agreements or understandings pursuant to which such compensation may be paid or become payable, as set forth in this proposal titled “Advisory Vote Regarding Merger-Related Compensation” is hereby APPROVED.”

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of BRE’s NEOs, that is based on or otherwise relates to the transactions contemplated under the merger agreement. BRE’s NEOs are Constance B. Moore, BRE’s President and Chief Executive Officer, John A. Schissel, BRE’s Executive Vice President and

Chief Financial Officer, Stephen C. Dominiak, BRE’s Executive Vice President and Chief Investment Officer, Kerry Fanwick, BRE’s Executive Vice President, General Counsel and Secretary and Scott A. Reinert, BRE’s Executive Vice President, Property Operations.

Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a NEO may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed:

•	A closing date for the merger of January 16, 2014, the latest practicable date prior to the filing of this joint proxy statement/prospectus;

•	The consummation of the merger constitutes a “change in control” for purposes of the applicable plan or agreement;

•	A qualifying termination of the NEO’s employment (e.g., a termination by the NEO for good reason or by BRE other than for cause) in connection with a change in control on January 16, 2014; and

•	A price per share of BRE common stock of $54.98, which equals the average closing price of BRE common stock over the first five business days following December 19, 2013.

Golden Parachute Compensation

Named Executive Officers	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
Constance B. Moore	2,486,198	10,513,512	17,298	13,017,009
John A. Schissel	1,393,342	2,596,877	17,196	4,007,416
Stephen C. Dominiak	1,605,086	3,153,255	21,786	4,780,128
Kerry Fanwick	1,106,178	2,955,149	17,502	4,078,829
Scott A. Reinert	1,317,342	2,174,188	14,702	3,506,233

(1)	Pursuant to the employment agreements entered into by BRE with each NEO, which we refer to as the Employment Agreements, subject to the NEO’s execution and non-revocation of a general release of claims, upon a qualifying termination of employment within twelve months following a change in control, each NEO is entitled to receive a lump sum cash payment equal to (i) the estimated annual bonus that the NEO would have earned for the year of termination, pro-rated through the date of termination; plus (ii) two times the sum of (a) his or her then annual base salary and (b) the average of the annual bonuses earned for the preceding two years. Such severance payments and benefits are “double trigger” arrangements. In the event that an NEO voluntarily resigns without good reason within twelve months following a change in control, the NEO would be entitled to a reduced cash severance payment equal to the sum of: (i) the estimated annual bonus that the NEO would have earned for the year of termination, pro-rated through the date of termination; (ii) 100% of his or her then annual base salary; plus (iii) the average of the annual bonus awarded in the prior two years; however, for purposes of this disclosure, we have assumed that the NEO will be entitled to the greater amounts described in the preceding sentence and set forth in the table above.

The following table separately quantifies the value of each component of cash severance that the NEOs may become entitled to receive upon a qualifying termination of employment within twelve months following a change in control:

Named Executive Officer	Estimated Pro-Rated Annual Bonus for the Year of Termination ($)	200% Sum of (i) Annual Base Salary and (ii) Average Annual Bonuses for Preceding Two Years ($)	Total Cash Severance ($)
(a)	(b)	(c)	(d)
Constance B. Moore	30,748	2,455,450	2,486,198
John A. Schissel	15,342	1,378,000	1,393,342
Stephen C. Dominiak	18,564	1,586,522	1,605,086
Kerry Fanwick	11,178	1,095,000	1,106,178
Scott A. Reinert	15,342	1,302,000	1,317,342

(2)	In addition to the foregoing, pursuant to the Employment Agreements, subject to the NEO’s execution and non-revocation of a general release of claims, upon a qualifying termination of employment within twelve months following a change in control, certain equity awards held by the NEOs are subject to “double-trigger” acceleration as follows: Any then-outstanding options, performance/service share awards and restricted stock awards will vest (at target levels in the case of performance share awards for which the performance period has not ended prior to the date of termination). The following table quantifies the value, based on the assumed per share merger consideration of $54.98, of the unvested stock options, performance/service share awards and restricted stock awards held by the NEOs that may be accelerated pursuant to the merger, assuming that the completion of the merger had occurred on January 16, 2014:

Named Executive Officer	Number of Unvested Stock Options	Value of Unvested Stock Options ($)	Number of Unvested Performance/ Service Share Awards	Value of Unvested Performance/ Service Share Awards ($)	Number of Unvested Shares of Restricted Stock	Value of Unvested Shares of Restricted Stock ($)	Total Equity Value ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(j)
Constance B. Moore	47,824	437,603	169,061	9,294,974	14,204	780,936	10,513,512
John A. Schissel	16,252	153,841	44,435	2,443,036	—	—	2,596,877
Stephen C. Dominiak	20,829	207,647	53,576	2,945,608	—	—	3,153,255
Kerry Fanwick	14,869	152,433	50,977	2,802,715	—	—	2,955,149
Scott A. Reinert	6,389	22,106	31,210	1,715,926	7,933	436,156	2,174,188

(3)	Pursuant to BRE’s severance policy, upon a qualifying termination of employment within twelve months following a change in control, each NEO will be entitled to receive an amount in cash equal to the cost of six months of BRE-subsidized health care coverage plus six months of BRE-paid outplacement services. The following table separately quantifies the value of the health care coverage and outplacement services that the NEOs may become entitled to receive upon a qualifying termination of employment within twelve months following a change in control:

Named Executive Officer	Six Months’ Health Care Coverage ($)	Six Months’ Outplacement Services ($)	Total Benefits/ Perquisites ($)
(a)	(b)	(c)	(d)
Constance B. Moore	11,298	6,000	17,298
John A. Schissel	11,196	6,000	17,196
Stephen C. Dominiak	15,786	6,000	21,786
Kerry Fanwick	11,502	6,000	17,502
Scott A. Reinert	8,702	6,000	14,702

(4)

Each Employment Agreement includes an Internal Revenue Code Section 280G “best pay” cutback, such that if any severance payments or benefits would constitute a “parachute payment” and would be subject to the excise tax imposed by Section 4999 of the Code, the aggregate benefits will either be delivered in full or delivered in a lesser amount that would result in no portion of the aggregate benefits being subject to the excise tax, whichever results in the receipt by the NEO of the greatest amount of aggregate benefits on an after-tax basis. However, for purposes of this disclosure and the table set forth above, we have assumed that the NEOs’ severance payments and benefits will not be reduced pursuant to the preceding sentence and, accordingly, have disclosed the full value of their severance payments and benefits.

Narrative Disclosure to Golden Parachute Compensation Table.

BRE has entered into the Employment Agreements with Ms. Moore and Messrs. Schissel, Dominiak, Fanwick and Reinert which provide for severance payments and benefits upon a qualifying termination of employment in connection with a change in control. For more information related to the Employment Agreements, see the footnote disclosure above and “The Merger—Interests of BRE’s Directors and Executive Officers in the Merger—Employment Agreements and Severance Policy” on page 101.

In addition, BRE’s severance policy provides for certain health care benefits and outplacement services upon a qualifying termination of employment in connection with a change in control. For more information, see the footnote disclosure above and “The Merger—Interests of BRE’s Directors and Executive Officers in the Merger—Employment Agreements and Severance Policy” on page 101.

As disclosed in BRE’s Current Report on Form 8-K dated April 3, 2013, Mr. Fanwick gave notice of his intent to retire from BRE on March 31, 2014. For more information, see “The Merger—Interests of BRE’s Directors and Executive Officers in the Merger—Employment Agreements and Severance Policy” on page 101.

Vote Required and Board of Directors Recommendation

The vote regarding this proposal on merger-related compensation is a vote separate and apart from the vote on the proposal to approve the merger and the other transactions contemplated by the merger agreement. Because the vote regarding merger-related compensation is advisory only, it will not be binding on either BRE or the Combined Company regardless of whether the merger is completed. Accordingly, if the merger is completed, the merger-related compensation will become payable in connection with the merger and a qualifying termination of employment, subject only to the conditions applicable thereto, regardless of the outcome of this non-binding, advisory vote.

Approval of the merger-related compensation requires the affirmative vote of a majority of the votes cast on such proposal.

Recommendation of the BRE Board

The BRE Board unanimously recommends that BRE stockholders vote FOR the proposal to approve, on a non-binding, advisory basis, the compensation that may become payable to BRE’s NEOs in connection with the merger.

BRE Adjournment Proposal

(Proposal 3 on the BRE Proxy Card)

BRE’s special meeting may be adjourned one or more times to another date, time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies, if necessary or appropriate, to obtain additional votes in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

If, at BRE’s special meeting, the number of shares of BRE common stock present or represented by proxy and voting in favor of the merger proposal is insufficient to approve the proposal to approve the merger and the other transactions contemplated by the merger agreement, BRE intends to move to adjourn BRE’s special meeting in order to enable BRE’s board of directors to solicit additional proxies for approval of the proposal.

BRE is requesting that BRE stockholders approve one or more adjournments of BRE’s special meeting, to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement. Approval of this proposal requires the affirmative vote of a majority of the votes cast at the special meeting.

Recommendation of the BRE Board

The BRE Board unanimously recommends that BRE stockholders vote FOR the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger and the other transactions contemplated by the merger agreement.

Other Business

At this time, BRE does not intend to bring any other matters before BRE’s special meeting, and BRE does not know of any matters to be brought before BRE’s special meeting by others. If, however, any other matters properly come before BRE’s special meeting, the persons named in the enclosed proxy, or their duly constituted substitutes, acting at BRE’s special meeting or any adjournment or postponement thereof will be deemed authorized to vote the shares represented thereby in accordance with the judgment of management on any such matter.

THE MERGER

The following is a description of the material aspects of the merger. While Essex and BRE believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to Essex stockholders and BRE stockholders. Essex and BRE encourage Essex stockholders and BRE stockholders to carefully read this entire joint proxy statement/prospectus, including the merger agreement and the other documents attached to this joint proxy statement/prospectus and incorporated herein by reference, for a more complete understanding of the merger.

General

Each of the Essex Board and the BRE Board has unanimously declared advisable, and the Essex Board has unanimously approved, the merger agreement, the merger and the other transactions contemplated by the merger agreement, and the BRE Board has unanimously approved the merger agreement and authorized the performance by BRE thereunder. In the merger, BRE will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity, and BRE stockholders will receive the merger consideration described below under “The Merger Agreement—Merger Consideration; Effects of the Merger.”

Background of the Merger

The BRE Board and management periodically and in the ordinary course evaluated and considered a variety of financial and strategic opportunities as part of their long-term strategy to maximize stockholder value. Members of the management teams of BRE and Essex have in the past from time to time engaged in preliminary discussions regarding a potential strategic business combination of the two companies, although these discussions had occurred more than five years earlier and did not result in any agreement between the parties.

Beginning in the middle of 2012, Essex expressed a renewed interest in a potential strategic business combination transaction between BRE and Essex. In July 2012, Michael J. Schall, President and Chief Executive Officer of Essex, set up a meeting with Constance B. Moore, President and Chief Executive Officer of BRE, which was held on July 16, 2012. At the meeting, Mr. Schall indicated that Essex was interested in engaging in discussions with BRE regarding a potential strategic business combination. Ms. Moore noted that BRE had underperformed the multi-family sector in 2012 in same store revenue growth, adversely impacting BRE’s common stock price in recent periods. She stated that, in her opinion, BRE’s current market valuation did not yet fully take into account the value of BRE’s development pipeline. Ms. Moore also noted that in prior discussions over the years between Essex and BRE, Essex had not indicated that it would pay a premium to BRE stockholders. Mr. Schall asked that she give the matter further consideration, and he would contact her again to continue to discuss the matter. Ms. Moore thereafter reported the meeting to Mr. Irving F. Lyons, the Chairman of the BRE Board, and they discussed the appropriate response to Essex.

On August 2, 2012, Ms. Moore called Mr. Schall, and Mr. Schall returned the call on August 13, 2012. Mr. Schall reiterated Essex’s interest in a potential strategic business combination with BRE. Although Ms. Moore agreed that there could be advantages to both companies from a strategic business combination, she stated that it was not an appropriate time for BRE to consider a potential strategic business combination, primarily for the reasons discussed at the meeting held on July 16, 2012, including Ms. Moore’s belief that the market had not fully valued BRE’s development pipeline.

Subsequently, Mr. Schall notified Ms. Moore by email that Essex would provide further information to BRE about its willingness to continue discussions regarding a potential strategic business combination, including its willingness to pay a premium to BRE stockholders.

On September 3, 2012, Ms. Moore received a letter, dated August 27, 2012 (the “August 2012 Letter”), from Mr. Schall on behalf of Essex, addressed to her. In the August 2012 Letter, Essex proposed a potential strategic business combination of Essex and BRE, which Essex characterized as a merger of equals. The August 2012 Letter stated that Essex believed that a premium to BRE’s stock price was appropriate and necessary, based upon Essex’s further preliminary assessment of BRE’s portfolio and development pipeline. The August 2012 Letter stated that, based on Essex’s preliminary analysis and the recent trading ranges of both BRE’s and Essex’s common stock, Essex believed that an appropriate premium would be in the range of 5% to 15%. The August 2012 Letter noted that the discussion of price was conceptual, and pricing would be a function of deal structure, transaction costs, and financial impacts, all of which would require further discussion and more detailed due diligence. In the August 2012 Letter, Essex proposed that Essex and BRE enter into mutual confidentiality and standstill agreements to facilitate the exchange of non-public information and further discussions.

On September 5, 2012, the BRE Board held a telephonic meeting to discuss Essex’s preliminary proposal set forth in the August 2012 Letter. Representatives of Latham & Watkins LLP, which we refer to as Latham & Watkins, counsel to BRE, were also present. Ms. Moore summarized for the BRE Board her prior discussions with Mr. Schall. The BRE Board reviewed the terms and conditions of the preliminary proposal set forth in the August 2012 Letter. The BRE Board discussed, among other things, the development pipeline and the fact that those projects would only begin to be reflected in BRE’s operating results starting in late 2013 and continuing into 2014 and 2015. The BRE Board reviewed the potential benefits of a strategic business combination with Essex, including potential operating synergies and the anticipated improved ability of a larger combined company to compete for growth capital. The BRE Board noted that it was possible that Essex would ultimately not be willing to pay a premium to BRE’s then current trading price of its common stock at the levels indicated in the August 2012 Letter, as the range was stated as conceptual and subject to further discussion and more detailed due diligence. After discussion, the BRE Board determined that it would not be in the best interests of BRE or its stockholders to engage in discussions with Essex at that time. In addition, the BRE Board agreed that at the Board’s annual strategic retreat at the end of October 2012, the BRE Board would review in detail the current status of the development pipeline, as well as the other facets of BRE’s long-range strategic plan. In addition, the BRE Board requested that Wells Fargo Securities, financial advisor to BRE, attend the annual strategic retreat to assist the BRE Board in a further review of the August 2012 Letter and BRE’s long-range strategic plan.

On September 6, 2012, in accordance with direction from the BRE Board, Ms. Moore sent a letter to Mr. Schall stating that she had shared the August 2012 Letter with the BRE Board and, while they appreciated receiving Mr. Schall’s views on the potential benefits of a strategic business combination, the BRE Board did not feel it was in the best interest of BRE’s stockholders to enter into discussions with Essex at this time.

On September 24, 2012, Mr. Schall contacted Ms. Moore via email, and they spoke by telephone on October 1, 2012. Ms. Moore confirmed to Mr. Schall that the BRE Board supported the position stated in her letter dated September 6, 2012. Mr. Schall said that the Essex Board supported his efforts to open discussions with BRE.

On October 23, 2012, the BRE Board held its annual strategic retreat. Members of BRE’s senior management and representatives of Wells Fargo Securities were also present. During this meeting, the BRE Board reviewed BRE’s multi-year business plan. Management discussed the current macro-economic environment, the year-to-date performance of the REIT sector and apartment REITs in particular, and observations regarding the perception of BRE by the investment community. Management noted that on a 2012 year-to-date basis, BRE’s trading price had meaningfully lagged its peers in the multi-family sector, including Essex. Management believed that this was due to several factors including: (i) BRE’s lagging revenue growth relative to its peers (which management believed primarily reflected the mix of markets and submarkets in which BRE’s properties are located); (ii) concerns of BRE’s investors regarding the size and return profile of BRE’s development pipeline; and (iii) the fact that BRE’s overall earnings growth was lower than its peers. The BRE Board and management reviewed a number of alternatives, and concluded that BRE should take several actions in order to address investor concerns and position BRE for greater long-term growth. These actions included the following: (i) reducing the size of BRE’s existing development pipeline, through the sale of select land parcels or contribution of the parcels to a joint venture with an outside investor; (ii) allowing the development pipeline to reduce further over time by virtue of the eventual completion of the six existing communities then under development through mid-2015, and a reduction in the number of new projects in the development pipeline; and (iii) selling a number of existing slower growth properties through mid-2015, for net proceeds estimated at that time to be between approximately $350 million and $575 million, which would help fund the development pipeline, limit the amount of debt or equity that would need to be issued to fund the development pipeline, and improve BRE’s growth profile. The BRE Board and management noted that until these actions were fully implemented, BRE’s financial results would continue to be affected by the slower growth properties in the existing portfolio, and that the sale of a large number of units would be significantly dilutive to BRE’s earnings. At the same time, the benefits of the cash flow produced by the delivery of the existing development pipeline would not be reflected in BRE’s financial results for a 24 to 36 month period, and in the interim, investors would likely discount the projected performance of the new developments due to the risk that the developments may not be completed on time or on budget, or may not perform as well as BRE expected. Accordingly, the BRE Board expected that the market value of BRE common stock would likely be under continued pressure during that period, but that the long-term goal was to position BRE for outperformance by 2015 after the asset sales and new developments had been completed and stronger and more predictable earnings growth realized. At the meeting, the BRE Board also reviewed with management and Wells Fargo Securities other potential strategic alternatives, including a strategic merger with another party such as Essex or another company operating in the multi-family sector, or a sale of BRE to a private buyer.

On December 7, 2012, Mr. Schall sent a second letter, addressed to Ms. Moore and Mr. Lyons (the “December 2012 Letter”). In the December 2012 Letter, Essex expressed continuing interest in engaging in formal discussions with BRE regarding a potential business combination. The December 2012 Letter stated that, based on Essex’s review of publicly available information, Essex was prepared to offer BRE’s stockholders $53.00 per share of BRE common stock. The December 2012 Letter also stated that Essex had analyzed a potential business combination that would provide consideration to BRE stockholders of approximately 80% in Essex common stock and 20% in cash, but that Essex would be willing to consider a transaction with a greater cash component. The December 2012 Letter indicated that the preliminary, non-binding offer was not subject to a financing condition and Essex intended that the proposed business combination would be structured as a tax-free reorganization. The December 2012 Letter proposed that as a next step Essex and BRE exchange non-public information with each other.

On December 10, 2012, Ms. Moore responded to the December 2012 Letter, stating that BRE would respond once the BRE Board had the opportunity to consider it.

On December 11, 2012, Janice Sears, a member of the Essex Board, met with Jeanne Myerson, a member of the BRE Board, at the request of Ms. Sears. During the meeting, Ms. Sears explained what the Essex Board and management team viewed as potential advantages to both Essex and BRE and their respective stockholders of a combination of the two companies. Following the discussion of those potential advantages, Ms. Myerson asked Ms. Sears about rumors and analyst speculation that Essex had acquired shares of BRE common stock as a strategic investment. Ms. Sears explained that Essex did hold shares of BRE common stock, as well as securities of other companies. Ms. Myerson told Ms. Sears that the BRE Board had a regularly scheduled meeting soon, at which the topic of the December 2012 Letter would be discussed. Ms. Myerson then reported the substance of this meeting to Mr. Lyons and Ms. Moore.

On December 19, 2012, the BRE Board held a regularly scheduled meeting in San Francisco. Members of BRE’s senior management were also present. Ms. Moore summarized for the BRE Board the December 2012 Letter and her most recent discussions with Mr. Schall. She noted that in early November, 2012, Essex had disclosed that it had made an investment in the common stock of a company that Essex considered strategic in nature, and, thereafter, there had been market rumors and analyst speculation that Essex had acquired approximately $70 million of BRE common stock. Ms. Myerson summarized her discussion with Ms. Sears. The BRE Board then reviewed the terms and conditions of the December 2012 Letter. The BRE Board noted that at the strategic retreat held two months earlier, the BRE Board had reviewed the terms of the August 2012 Letter, which had preliminarily proposed a transaction with a premium to BRE stockholders of between 5% and 15% to current BRE market valuations. The BRE Board expected at that time that the current BRE market valuation would likely be under continued pressure in the near term, but that the long-term goal of BRE’s strategic business plan was to position BRE for outperformance by 2015 after the asset sales and new developments had been completed and stronger and more predictable earnings growth realized. After discussion, the BRE Board determined that it would not be in the best interests of BRE’s stockholders to engage in discussions with Essex at that time. The BRE Board directed Mr. Lyons to contact George M. Marcus, the Chairman of the Essex Board, and directed Ms. Moore to send a letter to Mr. Schall, setting forth in detail some of the reasons why the BRE Board had made that determination. Later that day, following the BRE Board meeting, Mr. Lyons contacted Mr. Marcus and informed him of the BRE Board’s decision. Ms. Moore then sent a letter to Mr. Schall dated December 20, 2012, stating that the BRE Board believed that the market had undervalued the potential value creation embedded in BRE’s existing development pipeline. The letter stated that the BRE Board continued to believe that it would not be in the best interest of BRE’s stockholders to enter into discussions with Essex at that time, that BRE’s existing strategy presented significant opportunities for BRE which were expected to translate into enhanced value for BRE’s stockholders, and that a business combination with Essex along the lines proposed in the August 2012 Letter and the December 2012 Letter would not offer the same potential to create value for BRE’s stockholders.

On April 15, 2013, in conjunction with BRE’s effort to obtain joint venture capital for the development of its two Pleasanton, California projects, BRE requested to meet with representatives of a large pension fund with significant real estate investments. Ms. Moore and Mr. John A. Schissel, Executive Vice President and Chief Financial Officer of BRE, met with senior executives of the pension fund in San Francisco to discuss the pension fund’s interest in working with BRE on a range of potential capital raising alternatives. The discussions were general and preliminary in nature, but the pension fund representatives indicated that the pension fund’s preferred alternative was to deploy capital in a more efficient manner through a platform transaction, and that an acquisition of BRE by the pension fund could be of interest to them. Ms. Moore told them that if the pension fund had a specific proposal to share, she would relay it to the BRE Board. Ms. Moore reported the substance of the meeting to Mr. Lyons. After this meeting, there was no further contact from representatives of the pension fund.

In early June 2013, Jonathan Litt, the Chief Executive Officer of Land and Buildings, or L&B, a long/short investment fund, contacted Ms. Moore and requested a meeting with her at the upcoming NAREIT Investor Forum in Chicago. L&B had been a long-term stockholder in BRE, and Mr. Litt had spoken to Ms. Moore several times in recent years regarding L&B’s investment in BRE.

On June 5, 2013, Mr. Litt proposed that they meet at a coffee shop located in the conference hotel. At this meeting, Mr. Litt stated that L&B was interested in discussing an acquisition of BRE. Mr. Litt indicated that he had contacted unnamed capital sources that were interested in the BRE portfolio of properties, and unnamed operators about running BRE. Mr. Litt asked that BRE enter into exclusive negotiations with L&B, in which case it would be possible for L&B to propose a per share purchase price for the BRE common stock with a “6 handle.”

Following Ms. Moore’s meeting with Mr. Litt, Ms. Moore relayed the conversation to Mr. Lyons. Ms. Moore and Mr. Lyons agreed that it would not be advisable for BRE to agree to exclusive negotiations with L&B at this time, but that she should request additional information from Mr. Litt about L&B’s preliminary proposal.

On June 17, 2013, Ms. Moore called Mr. Litt and told him that BRE was committed to its independent business plan, and would not enter into exclusive negotiations with L&B. She also stated that, before the BRE Board would entertain discussions with any party, BRE would first need to verify that any proposal was credible. She asked Mr. Litt to provide information about the transactional and operational experience of his proposed acquisition partners, and the proposed sources of capital. Mr. Litt said that he could not reveal this information.

In July 2013, a senior executive of Company A, a privately-held real estate development company, contacted Ms. Moore and requested a meeting to discuss several matters, including proposed legislative changes to California Prop 13. They agreed to meet on August 1, 2013 in San Francisco.

On the morning of July 31, 2013, immediately prior to BRE’s regularly scheduled quarterly earnings call, L&B issued a press release that included a letter from L&B to the BRE Board. In the letter, L&B represented that in June 2013, it had made an offer, on behalf of a consortium, to purchase BRE at $60 per share. L&B requested in the press release that the BRE Board form an independent committee to pursue a sale of BRE and to give serious consideration to the L&B offer. The letter and press release omitted the identity of the consortium members. L&B did not give prior notification to BRE that it intended to send a letter to the BRE Board or issue a press release.

Shortly after the issuance of L&B’s press release, BRE held its regularly scheduled earnings conference call, reporting the results for the quarter ended June 30, 2013. On the call, Ms. Moore stated that she could not comment on the L&B letter, but she did state the BRE Board and management team would consider any legitimate proposal that was in the best interest of stockholders.

Later in the day, the BRE Board held a special telephonic meeting. Members of BRE’s senior management and a representative of Latham & Watkins were also present. Ms. Moore summarized for the BRE Board her discussions with Mr. Litt, and said that Mr. Litt had not responded to her specific request for information about L&B’s proposed sources of financing for an acquisition of BRE. The BRE Board specifically noted that: (i) Mr. Litt managed an investment fund with less than $200 million in total assets under management, and L&B did not have the capital capacity to acquire BRE; (ii) in mid-June 2013, Ms. Moore had specifically requested that Mr. Litt provide information regarding his sources of capital, and to date, he had not responded; and (iii) Mr. Litt had no experience in engaging in acquisitions of any type. Accordingly, the BRE Board directed BRE’s management to issue a press release stating that L&B’s proposal did not evidence a viable opportunity for the BRE Board to consider. Later that day, BRE issued a press release to that effect.

On August 1, 2013, Ms. Moore met with the senior executive of Company A, as had been previously scheduled. Among other things, the representative of Company A wanted to discuss ways in which BRE and Company A might work together. The senior executive of Company A noted that it had access to a significant amount of capital for investment.

On August 12, 2013, and on several occasions thereafter, Mr. Litt contacted Mr. Lyons. Mr. Lyons talked with Mr. Litt by telephone on August 13 and 15, 2013, and in person on September 26, 2013. In each case, Mr. Lyons asked Mr. Litt to provide additional information about the undisclosed consortium, its capital sources, operational capabilities, and transaction experience. Mr. Litt refused to provide any additional information about the L&B offer unless BRE signed a nondisclosure agreement. Mr. Lyons told Mr. Litt that if significant capital sources were available to invest in BRE, then those capital sources should contact BRE directly rather than through Mr. Litt.

On August 14, 2013, Mr. Schall met Ms. Moore for lunch at the invitation of Mr. Schall. Mr. Schall said that he previously had been contacted by Mr. Litt and had told him that Essex was not interested in participating with Mr. Litt in any proposal to acquire BRE. However, Mr. Schall told Ms. Moore that Essex remained interested in a potential strategic business combination with BRE. Mr. Schall stated that he was meeting the following week with Mr. Marcus and Keith R. Guericke, the Vice Chairman of the Essex Board, and that he would discuss with them the possibility of Essex making a preliminary proposal to acquire BRE at a per share price that “starts with a 6”, if such a valuation could be supported by further due diligence.

In mid-August 2013, the senior executive of Company A called Ms. Moore and requested another meeting. On August 22, 2013, Ms. Moore and other members of BRE’s senior management met with the senior executive of Company A, and a consultant to Company A. The senior executive of Company A stated that they had identified thirteen BRE properties (representing approximately 4,440 units) that Company A would like to acquire, which properties were BRE’s highest growth properties. No purchase price was proposed. Ms. Moore stated that she thought it would not be in the best interests of BRE’s stockholders to dispose of its highest growth properties and retain its slower growth properties. The senior executive of Company A said Company A might consider an acquisition of BRE in its entirety but would require a partner to purchase the slower-growth BRE properties.

Mr. Guericke had contacted Mr. Lyons on August 1, 2013, requesting a meeting, and they met on August 21, 2013. Mr. Guericke said that Essex was interested in a potential strategic business combination with BRE. Mr. Guericke stated that Essex would be able to place appropriate value on BRE’s development pipeline. Mr. Lyons said that the BRE Board was planning to hold its annual strategic planning meeting at the end of October 2013, and, therefore, discussions with Essex would be premature prior to that meeting.

On August 30, 2013, Mr. Schall called Ms. Moore. He said that Essex had developed a very detailed financial model for a potential strategic business combination with BRE. Mr. Schall noted that the market price of Essex common stock had declined in recent periods, but he thought that Essex would still be willing to consider an offer price of $60 per share if further due diligence supported such a valuation. Mr. Schall requested that Essex and BRE enter into a mutual nondisclosure agreement, and exchange non-public information so that each company could value the other. Ms. Moore told Mr. Schall that the BRE Board was planning its annual strategic planning meeting at the end of October 2013, and therefore discussions with Essex would be premature prior to that meeting.

On September 10, 2013, Ms. Moore called the senior executive of Company A and told him that BRE would not be interested in selling its higher growth properties to Company A. He responded that if the BRE Board were to decide to solicit proposals to acquire BRE, Company A would like to have the opportunity to consider making a proposal, even though Company A would have to dispose of a portion of the properties in the BRE portfolio.

On September 10, 2013, the Essex Board held its regularly scheduled quarterly meeting. Members of senior management were also present. Mr. Schall updated the Essex Board on his conversation with Ms. Moore on August 30, 2013 and expressed his view that, at this time, he was not optimistic that a potential business combination with BRE was possible upon terms that would be satisfactory to Essex.

On October 29, 2013, the BRE Board held its annual strategic retreat. All members of the BRE Board were present, as well as members of BRE’s senior management, and representatives of Wells Fargo Securities and Latham & Watkins. Several long-term stockholders of BRE, including Mr. Litt, and a securities analyst who covered BRE, were invited to join a portion of the meeting, and they addressed the BRE Board regarding their views about the REIT industry generally, the multi-family sector, and BRE and its peers in particular. The BRE Board also discussed in detail BRE’s progress in implementing the independent business plan, as outlined at the October 2012 strategic retreat, including the completion of developments in 2013, the progress made in disposing of properties in non-core, slower growth markets, and the fact that BRE had not yet attracted a joint venture partner, on acceptable terms, for its two Pleasanton, California development projects. The BRE Board reviewed various valuation methodologies for BRE in order to evaluate the long-term value creation opportunity embedded in the independent business plan, and the risks associated with realizing that value, including the challenges of completing the development pipeline in a rising interest rate environment. The BRE Board also discussed a number of potential strategic alternatives, including a strategic merger and a sale of BRE. The BRE Board noted that an acquisition of BRE would likely trigger a California property tax reassessment, which would generate a tax liability for any acquiror, but that potential overhead synergies could help offset the increased tax expense. The BRE Board analyzed a possible strategic business combination of BRE and Essex, as well as a strategic business combination with other publicly-traded REITs that operate in the multi-family sector. The BRE Board also discussed the possibility of a sale of BRE to a private buyer.

On October 29, 2013, the BRE Board held a meeting and voted unanimously to open discussions with Essex to understand in greater detail what Essex would propose in terms of a potential strategic business combination, and to continue to review other potential strategic alternatives for BRE. The BRE Board also voted to form a planning committee of the BRE Board, which would be responsible for reviewing and evaluating any potential transaction with Essex and any other interested parties, managing the day-to-day process with respect to an assessment and negotiation of any potential transaction, and making recommendations to the BRE Board with respect to any potential transaction. The BRE Board appointed Mr. Lyons, and Jeffrey T. Pero, Thomas E. Robinson and Dennis E. Singleton, independent members of the BRE Board, to serve as members of the planning committee, which we refer to as the BRE Committee, and appointed Mr. Lyons as Chairman of the BRE Committee.

Later that day, following the BRE Board meeting, the BRE Committee held a meeting. Ms. Moore and representatives of Wells Fargo Securities and Latham & Watkins were present. At the meeting, the BRE Committee authorized and directed Mr. Lyons to contact Mr. Marcus to inform him that the BRE Board would like to understand better what Essex was willing to propose in terms of a potential strategic business combination. In addition, the BRE Committee began the process, with the assistance of Wells Fargo Securities, of identifying other qualified parties that might be interested in a potential transaction with BRE.

On October 31, 2013, Mr. Lyons contacted Mr. Marcus, stating that he was calling on behalf of the BRE Board. He said that the BRE Board would like to understand better what Essex was willing to propose in terms of a potential strategic business combination. Mr. Lyons also said that BRE was prepared to share non-public information on a confidential basis in order to allow Essex to make a detailed proposal to the BRE Board on a fully informed basis. Mr. Lyons told Mr. Marcus that BRE’s financial advisor would contact Essex’s financial advisor to discuss next steps.

On November 1, 2013, the BRE Committee held a telephonic meeting. Also present at the meeting were Ms. Moore and representatives of Wells Fargo Securities and Latham & Watkins. At the meeting, Mr. Lyons reported on his discussion with Mr. Marcus. The BRE Committee requested that Wells Fargo Securities assist the BRE Committee in identifying additional qualified parties that might be interested in considering a transaction with BRE.

On November 2, 2013, representatives of BRE’s and Essex’s financial advisors held a call. Following the call, BRE’s form of nondisclosure agreement was sent to Essex to facilitate confidential discussions regarding a potential strategic business combination.

Beginning on November 2, 2013, representatives of Latham & Watkins and Goodwin Procter LLP, which we refer to as Goodwin Procter, legal counsel to Essex, began negotiating the terms of the nondisclosure agreement. The form of agreement prepared by BRE provided for, among other things, a standstill covenant with customary terms, which prohibited Essex for a two-year period from, among other matters, making unsolicited offers to acquire BRE or its securities, by merger or otherwise, or to commence a proxy solicitation to vote BRE’s securities.

On November 4, 2013, the BRE Committee held a telephonic meeting. Also, present at the meeting was Ms. Moore and representatives of Wells Fargo Securities and Latham & Watkins. At this meeting, the BRE Committee reviewed a number of qualified parties that might be interested in an acquisition of BRE. The BRE Committee instructed representatives of Wells Fargo Securities to contact these qualified parties on a confidential basis to gauge their levels of interest in a potential transaction. The BRE Committee also reviewed the standstill provision included in the form of nondisclosure agreement that had been given to Essex, and discussed the relative merits of including such a provision in nondisclosure agreements with interested parties.

On November 5, 2013, the BRE Committee held a telephonic meeting. Representatives of Wells Fargo Securities and Latham & Watkins were present. At the meeting, the BRE Committee reviewed the preliminary feedback received from potentially interested parties that, at the BRE Committee’s direction, had been contacted by Wells Fargo Securities on behalf of BRE. Of the six parties contacted (including Essex), four indicated that they were interested in entering into a nondisclosure agreement and receiving additional non-public information. The BRE Committee authorized Wells Fargo Securities to contact one additional potentially interested party.

On November 8, 2013, the BRE Board held a telephonic meeting at which the BRE Board reviewed the preliminary feedback received from potentially interested qualified parties that, at the BRE Committee’s direction, had been contacted by Wells Fargo Securities on behalf of BRE. Members of senior management of BRE, and representatives of Wells Fargo Securities and Latham & Watkins, were present. Of the seven parties (including Essex) contacted prior to the meeting, four (including Essex) were interested in entering into a nondisclosure agreement and receiving confidential information. The BRE Board then directed the BRE Committee to continue with the process of soliciting interest in an acquisition of BRE.

Later that day, Company B, a publicly traded REIT that operated multi-family properties, signed a nondisclosure agreement with BRE with a two-year standstill and was granted access to confidential information regarding BRE.

On November 11, 2013, the BRE Committee held a telephonic meeting. Ms. Moore and representatives of Wells Fargo Securities and Latham & Watkins were also present. At that meeting, Wells Fargo Securities reviewed with the BRE Committee the status of discussions with the four potentially interested parties.

Later that day, Essex executed a nondisclosure agreement with BRE. Thereafter, Essex commenced a review of the business, financial and legal documents that were made available in BRE’s electronic data room. Representatives of Essex, its legal and financial advisors made numerous requests for additional information, and BRE and its advisors made available responsive information.

On November 14, 2013, Company A signed a nondisclosure agreement with a two-year standstill with BRE and, on that same day, Company C, a privately-owned developer and manager of multi-family properties which had a preexisting investment relationship with the pension fund referenced above, signed a nondisclosure agreement with a two-year standstill with BRE and each were then granted access to non-public information regarding BRE.

On the morning of November 15, 2013, at the direction of the BRE Committee, a representative of Wells Fargo Securities spoke with Mr. Litt and inquired about the status of L&B’s interest in a potential acquisition of BRE. L&B had previously submitted notice to BRE that it intended to nominate six people for election as BRE directors at BRE’s next annual meeting of stockholders. Mr. Litt said that it would be very complicated for L&B to solicit proxies in favor of its nominees while at the same time seeking to acquire BRE. Mr. Litt then stated that he had terminated all discussions with the consortium members, and had told the consortium members that if they were interested in acquiring BRE, they should approach BRE directly.

Later that day, and again on November 19, 2013, the BRE Committee held telephonic meetings. At those meetings, Wells Fargo Securities reviewed with the BRE Committee the status of discussions with potentially interested parties.

On November 21, 2013, at the direction of the BRE Committee, Wells Fargo Securities sent a letter, on behalf of BRE, to each of Essex, Company A, Company B and Company C, inviting each of them to submit an initial proposal for a transaction with BRE. The letter requested that each party submit to BRE a written, non-binding indication of interest by December 3, 2013. The letter noted that, following the receipt of indicative proposals, BRE intended to quickly select one or more prospective bidders to further discuss the terms of their proposals, and to provide such parties with access to additional due diligence materials and a draft definitive agreement for review and comment. The letter further stated that BRE intended to seek to enter into a definitive agreement by the end of December 2013.

On November 24, 2013, a representative of Company B notified Wells Fargo Securities that Company B would not be submitting a proposal for a transaction with BRE. The principal reasons given were that

Company B’s common stock was trading at a level that would not allow it to make an attractive offer to BRE, and that an acquisition of BRE would not be significantly strategic for Company B in light of Company B’s current property portfolio.

On November 26, 2013, the Essex Board held a telephonic meeting. In addition to the directors, present were representatives of senior management and present by telephone was UBS, Essex’s financial advisor. The Essex Board reviewed the valuations of BRE prepared by Essex’s management and discussed the parameters of the terms of a preliminary non-binding offer letter to be submitted to BRE in response to BRE’s process letter requesting proposals for a transaction with BRE. In addition, the Essex Board voted to delegate to the current members of the Essex executive committee (Messrs. Marcus, Guericke, Thomas E. Randlett and Schall), the responsibility of reviewing and evaluating a potential transaction with BRE and managing the day-to-day process with respect to assessment and negotiation of any potential transaction with BRE.

On the morning of December 2, 2013, the BRE Committee held a telephonic meeting. Representatives of Wells Fargo Securities and Latham & Watkins were present. At this meeting, the BRE Committee reviewed the status of discussions with Essex and Companies A and C. Wells Fargo Securities informed the BRE Committee that Company B had indicated it would not be submitting a proposal.

Also on December 2, 2013, the Executive Committee of Essex held a telephonic meeting. In addition to the committee members, present were representatives of senior management. The Executive Committee reviewed with management the parameters of the terms of a preliminary, non-binding offer letter to BRE as recommended by management based on its valuations of BRE and due diligence to date. After discussion, the Executive Committee of Essex authorized management to submit an initial non-binding preliminary offer letter to BRE on the terms presented and discussed at the meeting.

Also on December 2, 2013, representatives of BRE, Essex and BRE’s financial advisor met in San Francisco. In attendance were Ms. Moore and Mr. Lyons from BRE, and Messrs. Schall and Guericke from Essex, as well as other members of senior management of each of BRE and Essex. BRE’s management answered questions from the Essex representatives regarding, among other matters, BRE’s development pipeline. The Essex representatives presented their views as to the long-term value of Essex and its equity securities. The parties also discussed the potential benefits to both companies and their respective stockholders of a potential strategic business combination involving BRE and Essex.

On December 3, 2013, as directed by the Essex Executive Committee, Essex submitted an initial non-binding preliminary proposal for a transaction with BRE. Essex’s initial proposal was for a business combination transaction in which BRE’s stockholders would receive 0.2971 shares of Essex common stock and $11.50 in cash per share of BRE common stock. The preliminary offer was not subject to any financing condition. Essex indicated that it expected to have committed financing in place at the time of signing of a definitive agreement. Essex’s initial proposal indicated that Essex was prepared to move quickly to negotiate a definitive transaction agreement and publicly announce a transaction by the end of December 2013.

Company A did not submit a proposal for a transaction with BRE. The principal reason given by Company A was that many properties in BRE’s portfolio did not meet Company A’s investment criteria and such properties would need to be sold by Company A after any potential transaction. Company A did not believe that it could present an attractive offer to BRE given the discount it would need to place on the properties that it intended to sell. However, Company A indicated that it was interested in some of the higher growth properties in BRE’s portfolio and Company A might be willing to partner with another party that was interested in BRE’s other properties. Although Company A was encouraged to specify which properties Company A wanted and the corresponding values for each such property, Company A ultimately did not to provide any further information.

Company C also did not submit a proposal to BRE. The principal reason given by Company C was that Company C did not believe it could present an attractive offer for BRE, in part because it was primarily interested in the higher yielding assets and not the balance of BRE’s portfolio. Although Company C was encouraged to provide BRE with more information to understand better Company C’s interest, Company C did not provide any further detail.

Beginning on December 3, 2013, each of BRE and Essex became aware of market rumors and speculation that Essex had made an offer to acquire BRE at a price per BRE share that would represent a significant premium to BRE’s recent trading prices prior to that date.

On the morning of December 4, 2013, the BRE Committee held a telephonic meeting. Also present at the meeting were Matthew T. Medeiros and Christopher J. McGurk, independent directors of BRE, as well as Ms. Moore, Mr. Schissel and representatives of Wells Fargo Securities and Latham & Watkins. At the meeting, the BRE Committee reviewed the terms and conditions of Essex’s initial proposal. The BRE Committee also reviewed the comments received from Companies A and C as to why neither had submitted proposals. The BRE Committee asked Mr. Lyons to contact representatives of Essex to set up a meeting to discuss in greater detail the terms and conditions of the Essex initial non-binding proposal submitted on December 3, 2013.

On December 4, 2013, at the invitation of Mr. Lyons, representatives of Essex met with representatives of BRE in San Francisco, to discuss Essex’s initial non-binding proposal. Present from BRE were Ms. Moore, and Messrs. Lyons, Robinson and Schissel, as well as representatives of Wells Fargo Securities and Latham & Watkins. Present from Essex were Messrs. Schall, Guericke and Burkart, and present by telephone were representatives of UBS and Goodwin Procter. At this meeting, Mr. Lyons indicated that based on prior conversations with Ms. Moore and Mr. Schall the BRE Board was expecting that the Essex proposal would be at least $60.00 per share. Based on the one-month volume weighted average price as of December 3, 2013, the value of Essex’s proposed merger consideration of 0.2971 shares of Essex common stock was $46.74, which, when added to the proposed $11.50 in cash, totaled $58.24 per share of BRE common stock. Mr. Lyons noted that if Essex were to raise the cash component of its proposal by $1.76 per share of BRE common stock, it would raise the indicated value of Essex’s proposal to $60.00 per share of BRE common stock (based on the average price referred to above). At that price level, Mr. Lyons stated that he would be willing to recommend Essex’s revised proposal to the BRE Board, as a basis for BRE to enter into further discussions with Essex. In response to an inquiry by Essex’s financial advisor, Mr. Lyons said that he thought that the BRE Board would agree to an exclusive negotiating period with Essex if the Essex offer were increased to this level. Mr. Lyons also stated that he expected that it would be important to the BRE Board that some of its members be added to the Essex Board at the closing of a potential transaction, in light of the fact that, after the proposed business combination, BRE’s stockholders would own approximately 37% of the common stock of the combined company. Mr. Lyons proposed that three current members of the BRE Board be added to the Essex Board. Mr. Lyons said that the BRE Board had a regularly scheduled board meeting on December 18, 2013, and he thought it was reasonable to expect that a transaction could be negotiated, executed and announced no later than that date.

On December 5, 2013, Messrs. Guericke and Schall called Mr. Lyons and informed him that Essex’s valuation could support increasing the cash portion of the merger consideration by $0.83, to a total of $12.33 per share of BRE common stock, which, when added to the 0.2971 share of Essex common stock with an indicated value of $46.74 as calculated above, totaled $59.07 per share of BRE common stock. Messrs. Guericke and Schall noted that Essex would not be willing to increase its offer further and would expect BRE to agree to a period of exclusive negotiations with Essex.

On December 6, 2013, the BRE Board held a telephonic meeting. Members of BRE’s senior management, and representatives of Wells Fargo Securities and Latham & Watkins, were present. The BRE Board reviewed the status of discussions with the seven potentially interested parties (including Essex) that had been contacted. Of those seven, four (Essex and Companies A, B, and C) executed nondisclosure agreements with BRE and conducted due diligence. Of these four, only Essex submitted a proposal to acquire BRE. The BRE Board also discussed the principal reasons given by Companies A, B, and C as to why they did not submit proposals. At the meeting, Mr. Lyons updated the BRE Board on the recent activities of the BRE Committee, including his contacts with representatives of Essex following the submission of Essex’s initial proposal, which had resulted in Essex agreeing to increase the cash portion of the proposed merger consideration from $11.50 per share of BRE common stock, to $12.33 per share. Mr. Lyons noted that Essex would require a period of exclusive negotiations as a condition to further discussions. In light of existing market rumors and speculation, the BRE Board also discussed the advisability of publicly announcing that BRE was in a continuing process to review strategic alternatives, and had entered into exclusive negotiations with Essex. The BRE Board directed Mr. Lyons and the BRE Committee to continue negotiations with Essex, and approved the execution by BRE of an exclusivity agreement with Essex.

On December 6, 2013, the Essex Board held a telephone meeting. In addition to directors, also present were representatives of senior management. Senior management reviewed with the Essex Board the previous conversations with representatives of BRE, including the call with Mr. Lyons on December 5, 2013. After discussion, the Essex Board authorized management to submit a revised offer letter and exclusivity agreement on the terms discussed with Mr. Lyons.

Later that day, as directed by the Essex Board, Essex provided a draft offer letter and exclusivity agreement. Following negotiation by the parties, the letter was finalized. The letter proposed a revised transaction in which BRE stockholders would receive 0.2971 shares of Essex common stock, and $12.33 in cash, for each share of BRE common stock. The letter stated that three current BRE directors would be invited to join the board of the combined company. The letter provided that BRE would negotiate exclusively with Essex until December 31, 2013.

On December 7, 2013, Ms. Moore countersigned Essex’s revised offer letter and exclusivity agreement, agreeing on behalf of BRE as to the exclusivity covenant. Later that day, Latham & Watkins sent Goodwin Procter a draft of the merger agreement between the parties for review and comment by Essex.

Commencing on December 8, 2013, BRE made available to Essex in its electronic data room additional non-public business, financial and legal materials. Shortly thereafter, Essex made available to BRE in its electronic data room non-public information regarding Essex’s assets, operations, and financial conditions and prospects.

On December 9, 2013, BRE issued a press release announcing that the BRE Board, working with BRE’s management team and advisors, had been in an ongoing process of exploring strategic alternatives to enhance stockholder value. The press release stated that the BRE Board had undertaken a comprehensive and thorough review of alternatives that included, among other things, a possible sale or merger of BRE. In connection with a solicitation of indications of interest by BRE, the press release disclosed that BRE had received a non-binding proposal from Essex to acquire BRE in a negotiated merger in which each outstanding share of BRE common stock would be exchanged for 0.2971 shares of Essex common stock and $12.33 in cash. The press release stated that the companies were currently engaged in discussions regarding this proposal and had agreed to an exclusivity period.

On December 10, 2013, Goodwin Procter and Latham & Watkins had a conference call and discussed the structure of the proposed business combination. Among other matters, the parties discussed the possibility of pursuing a third-party joint venture as a way for Essex to effect the proposed business combination in order for Essex to maintain its flexibility with regard to financing the proposed business combination. The proposed Asset Sale and Special Dividend was discussed as a means to provide that flexibility. The parties discussed the potential tax consequences to BRE stockholders if the proposed Asset Sale and Special Distribution were utilized.

Later that day, Goodwin Procter called Latham & Watkins and conveyed their principal comments on the draft merger agreement. After that call, Goodwin Procter delivered written comments. These comments included the following: (i) a termination fee of $170 million payable by BRE to Essex in the event that the transaction were terminated under specified circumstances; (ii) a provision that would require that BRE submit the merger transaction to a vote of BRE’s stockholders even if a third party had made a superior proposal to acquire BRE (referred to as a “force the vote” provision); (iii) a provision that the transaction would terminate if not consummated by August 31, 2014; (iv) a covenant that BRE would reimburse Essex’s out-of-pocket expenses in the event that BRE’s stockholders did not vote to approve the merger with Essex even in the absence of a superior proposal; and (v) a covenant that BRE would not waive any standstill agreements that it had previously received from other potential bidders. In addition, Essex asked for BRE’s assistance in structuring the transaction to facilitate the assumption by Essex of BRE’s outstanding debt securities, as well as implementing the proposed asset sale and special dividend structure.

On December 11, 2013, the BRE Board held a telephonic meeting. Members of BRE’s senior management and representatives of Wells Fargo Securities and Latham & Watkins were present. Mr. Lyons updated the BRE Board on the status of negotiations with Essex, and BRE’s review of Essex’s business, financial statements, and management. Representatives from Latham & Watkins also reviewed Essex’s financing plan, including a bridge commitment letter to be entered into concurrently with the execution of the merger agreement and the possibility of a third-party joint venture as a possible financing alternative.

Later that day, at the request of Mr. Lyons, Ms. Moore and Messrs. Lyons, Pero, Singleton, and Sullivan, met in person with Mr. Schall and other members of Essex’s senior management in Palo Alto, California, to discuss Essex’s plans and strategy for the combined company following the merger.

On December 12, 2013, Ms. Moore and other members of senior management of BRE, together with representatives of Wells Fargo Securities, had a teleconference with members of senior management from Essex to discuss Essex’s business plan and review the key assumptions used in Essex’s corporate financial forecast.

On December 12, 2013, Latham & Watkins transmitted a revised draft of the merger agreement to Goodwin Procter. In response to the principal points previously raised by Goodwin Procter, BRE responded as follows: (i) a termination fee of $135 million payable by BRE to Essex in the event that the transaction terminated under specified circumstances; (ii) no force the vote provision, (iii) Essex’s proposal that the transaction would terminate if not consummated by August 31, 2014, was not acceptable; (iv) reimbursement by BRE of up to $10 million of Essex’s out-of-pocket expenses related to the transaction in the event that BRE’s stockholders did not vote to approve the merger with Essex in absence of a superior proposal; and (v) no restriction on BRE’s ability to waive any standstill agreements previously received from other potential bidders. In addition, BRE would agree to assist Essex in facilitating the assumption by Essex of BRE’s outstanding debt securities, and agreed to a possible delay in the closing of the transaction to allow for time to obtain certain specified consents, provided that the receipt of such consents would not be a condition to the closing of the proposed merger. BRE also agreed to provide Essex with the option to implement the proposed asset sale and special dividend structure, provided that the implementation of that structure would not delay, or be a condition to, the closing of the proposed merger.

On December 14, 2013, Goodwin Procter sent Latham & Watkins a revised draft of the merger agreement.

On December 15, 2013, a representative of UBS informed a representative from Wells Fargo Securities that two of the outstanding issues on the draft merger agreement were particularly important to Essex: (i) the force the vote provision; and (ii) the requirement that BRE not waive any standstill agreements previously received from other potential bidders.

On December 16, 2013, the BRE Board held a telephonic board meeting. Members of BRE’s senior management, as well as representatives of Wells Fargo Securities and Latham & Watkins, were present. Mr. Lyons provided the BRE Board with an update on the status of discussions with Essex. The BRE Board discussed, with the assistance of Wells Fargo Securities, recent trading ranges of Essex common stock, and the implied value of the stock portion of the merger consideration.

On December 16, 2013, the Essex Board held a board meeting in Palo Alto, California. In addition to directors, present from Essex were members of senior management, as well as representatives of UBS and Goodwin Procter. During this meeting, a representative of Goodwin Procter reviewed with the Essex Board the legal aspects of the proposed transaction, including, among other matters, the structure of the proposed transaction, the potential payments and benefits that senior executives and employees of BRE may be eligible to receive in connection with the proposed transaction, the proposed financing commitment letter and the principal terms and conditions of the draft merger agreement, including the principal open issues in the draft merger agreement. Also, UBS reviewed with the Essex Board the financial terms of the proposed transaction.

Later that day, Latham & Watkins delivered a revised draft of the merger agreement to Goodwin Procter. Also that day, Ms. Moore met with Messrs. Schall and Dance in San Francisco to discuss, among other things, details regarding employee retention during the periods prior to and after the closing of the proposed merger.

On December 17, 2013, Messrs. Lyons and Schall had a telephone call to attempt to resolve the principal outstanding issues in the draft merger agreement. Mr. Schall emphasized the importance to Essex that the merger agreement include the force the vote covenant, but that in exchange for BRE’s agreement to accept that covenant, Essex would be willing to: (i) reduce the termination fee payable by BRE from $170 million to $152.5 million; (ii) change the final termination date, from August 31, 2014 to mid-June 2014; and (iii) eliminate the covenant prohibiting BRE from waiving any outstanding standstill agreements with other bidders. Mr. Lyons informed Mr. Schall that it was his belief that the BRE Board would not support a transaction that included a force the vote covenant. Mr. Schall responded that Essex could agree to remove the force the vote covenant, but only if BRE were willing to pay a termination fee of $170 million. Mr. Lyons indicated he would be willing to recommend that the BRE Board accept the $170 million termination fee, in exchange for the removal of the force the vote covenant and the other terms proposed by Mr. Schall.

Later that day, Goodwin Procter and Latham & Watkins exchanged drafts of the merger agreement to provide for a $170 million termination fee payable by BRE in certain circumstances, no force the vote provision, a final termination date of the merger agreement of June 17, 2014, and that the BRE Board would be permitted to waive any outstanding standstill agreements with other bidders if the BRE Board determined in good faith that the failure to do so would be inconsistent with the BRE Board’s duties.

On December 18, 2013, the BRE Board held a meeting in San Francisco, California. All members of the BRE Board were present, as well as members of BRE’s senior management, representatives of Wells Fargo Securities and Latham & Watkins, and representatives of Ballard Spahr LLP, which we refer to as Ballard Spahr, BRE’s Maryland counsel. At the meeting, Mr. Lyons updated the BRE Board on the status of discussions with Essex. Wells Fargo Securities reviewed with the BRE Board its financial analysis of the merger consideration and rendered to the BRE Board an oral opinion, confirmed by delivery of a written opinion dated December 18, 2013, to the effect that, as of such date and based on and subject to various qualifications, limitations and assumptions stated in its opinion, the merger consideration to be received pursuant to the merger agreement by holders of BRE common stock (other than Essex, Merger Sub and their respective affiliates) was fair, from a financial point of view, to such holders. Representatives of Ballard Spahr and Latham & Watkins discussed with the BRE Board the duties applicable to its decisions with respect to its review and consideration of the proposed transaction, and reviewed the material terms of the proposed merger agreement. After discussion, the BRE Board unanimously declared that the merger agreement, the merger and the other transactions contemplated by the merger agreement were advisable and in the best interests of BRE and its stockholders, approved the terms and conditions of the merger agreement, authorized BRE to enter into and perform its obligations under the merger agreement, and recommended to BRE’s stockholders that they vote in favor of the approval of the other transactions contemplated by the merger agreement.

On December 18, 2013, the Essex Board held a meeting in Palo Alto, California. All members of the Essex Board were present, as well as members of senior management, representatives of UBS and Goodwin Procter were present by telephone. At the meeting, Essex’s legal and financial advisors updated the Essex Board on the status of discussions with BRE. UBS reviewed with the Essex Board its financial analysis of the merger consideration and rendered to the Essex Board an oral opinion, confirmed by delivery of a written opinion dated December 18, 2013, to the effect that, as of such date and based on and subject to various assumptions made, matters considered and limitations described in its opinion, the merger consideration to be paid by Essex in the merger, was fair, from a financial point of view, to Essex. A representative of Goodwin Procter reviewed the material terms of the proposed merger agreement and the material terms of the financing commitment letter and discussed the duties of the Essex directors. After discussion, the Essex Board unanimously determined and declared that the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of shares of Essex common stock to BRE stockholders in the merger, were fair to, advisable and in the best interests of Essex and its stockholders, approved the terms and conditions of the merger agreement, authorized Essex to enter into and perform its obligations under the merger agreement, and recommended to Essex’s stockholders that they vote in favor of the issuance of shares of Essex common stock to BRE stockholders in the merger.

Following the approvals of the BRE Board and the Essex Board, BRE and Essex finalized and executed the merger agreement and other transaction documentation. On December 19, 2013, BRE and Essex issued a joint press release announcing the transaction.

Recommendation of the Essex Board and Its Reasons for the Merger

In evaluating the merger, the Essex Board consulted with its legal and financial advisors and Essex’s management and, after consideration, the Essex Board has unanimously determined and declared that the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of shares of Essex common stock to BRE stockholders in the merger, are fair to, advisable and in the best interests of Essex and its stockholders. The Essex Board has unanimously approved and adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of Essex common stock to BRE stockholders in the merger.

THE ESSEX BOARD UNANIMOUSLY RECOMMENDS THAT ESSEX STOCKHOLDERS VOTE FOR THE ISSUANCE OF SHARES OF ESSEX COMMON STOCK TO BRE STOCKHOLDERS IN THE MERGER.

In deciding to declare advisable and approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of Essex common stock to BRE stockholders in the merger, and to recommend that Essex stockholders vote to approve the issuance of shares of Essex common stock to BRE stockholders in the merger, the Essex Board considered various factors that it viewed as supporting its decision, including the following material factors described below:

•	Strategic Benefits. The Essex Board expects that the merger will provide a number of significant potential strategic opportunities and benefits, including the following:

•	the combination of two highly complementary multifamily portfolios to create the largest multifamily REIT on the West Coast will allow Essex stockholders to participate in a stronger Combined Company with the opportunity to leverage both companies’ strong presence in attractive West Coast markets and will result in a platform with superior value creation opportunities;

•	the combined portfolio of approximately 56,000 multifamily units in 239 properties will provide an enhanced competitive advantage across the West Coast and drive opportunistic growth and capital deployment;

•	by combining two companies with businesses with significant geographic overlap, the Combined Company is expected to have a stronger platform across West Coast markets, which will improve the performance of the portfolio;

•	the combination of Essex and BRE will more rapidly advance a number of strategic priorities underway at Essex, including, improving operating efficiencies, enhancing capital market opportunities, increasing exposure to highly complementary markets and lowering capital costs to provide a stronger balance sheet;

•	the transaction is expected to create operational and general and administrative cost synergies that will drive higher margins primarily from the elimination of duplicative costs associated with supporting a public company platform and the leveraging of state of the art technology and systems which is expected to occur over the 18–month period after closing of the merger;

•	the Combined Company will be able to better serve the needs of its residents because of its larger geographic footprint and therefore increase its market share in high-growth West Coast markets;

•	as a result of its larger size, greater access to multiple forms of capital, the Combined Company is expected to result in a lower cost of capital over the long term than Essex on a stand-alone basis;

•	the Combined Company is expected to provide improved liquidity for Essex stockholders as a result of the increased equity capitalization and the increased stockholder base of the Combined Company;

•	the increased size and scale of the Combined Company is expected to enhance its ability to attract top talent and strengthen the operating platform through integration of best practices from both companies, thereby allowing the Combined Company to be more competitive in the markets in which it operates; and

•	the benefits of greater operating efficiencies and lower cost of capital, if realized, will allow the Combined Company to compete more effectively for acquisition and development opportunities, while improving the financial impact of those transactions.

•	Fixed Exchange Ratio. The Essex Board also considered that the fixed exchange ratio, which will not fluctuate as a result of changes in the market prices of shares of Essex common stock or BRE common stock, provides certainty as to the respective pro forma percentage ownership of the Combined Company.

•	Opinion of Financial Advisor. The Essex Board considered the financial analyses presented to it by UBS and UBS’ written opinion to the Essex Board as to the fairness, from a financial point of view and as of the date of the opinion, to Essex of the consideration to be paid in the merger, which opinion was based on and subject to various assumptions made, matters considered and limitations described in UBS’ opinion, as more fully described below in the section “—Opinion of Essex’s Financial Advisor” beginning on page 80.

•	Familiarity with Businesses. The Essex Board considered its knowledge of the business, operations, financial condition, earnings and prospects of Essex and BRE, taking into account the results of Essex’s due diligence review of BRE, as well as its knowledge of the current and prospective environment in which Essex and BRE operate, including economic and market conditions.

•	High Likelihood of Consummation. The Essex Board considered the commitment on the part of both parties to complete the merger as reflected in their respective obligations under the terms of the merger agreement, and the likelihood that the stockholder approvals needed to complete the merger would be obtained in a timely manner.

The Essex Board also considered a variety of risks and other potentially negative factors concerning the merger agreement, the merger and the other transactions contemplated by the merger agreement. These factors included:

•	the risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the merger;

•	the risk that, notwithstanding the likelihood of the merger being completed, the merger may not be completed, or that completion may be unduly delayed, including the effect of the pendency of the merger and the effect such failure to be completed may have on the trading price of Essex common stock and Essex’s operating results, particularly in light of the costs incurred in connection with the transaction;

•	the risk that the anticipated strategic and financial benefits of the merger may not be realized;

•	the risk that the cost savings, operational synergies and other benefits to the holders of the Combined Company common stock expected to result from the merger might not be fully realized or not realized at all, including as a result of possible changes in the real estate market or the multifamily industry affecting the markets in which the Combined Company will operate;

•	the risk of other potential difficulties in integrating the two companies and their respective operations;

•	the substantial costs to be incurred in connection with the transaction, including the transaction expenses arising from the merger and the costs of integrating the businesses of Essex and BRE;

•	the restrictions on the conduct of Essex’s business prior to the completion of the merger, which could delay or prevent Essex from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Essex absent the pending completion of the merger;

•	that BRE and Essex may be obligated to complete the merger without having obtained appropriate consents, approvals or waivers from, or successfully refinanced, the outstanding indebtedness of BRE and Essex that requires lender consent or approval to consummate the merger, and the risk that such consummation could trigger the termination of, and mandatory prepayments of all amounts outstanding under, certain of Essex’s and BRE’s indebtedness; and

•	other matters described under the section “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

This discussion of the foregoing information and material factors considered by the Essex Board in reaching its conclusion and recommendations is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Essex Board in evaluating the merger agreement and the transactions contemplated by it, including the issuance of Essex common stock to BRE stockholders in the merger, and the complexity of these matters, the Essex Board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Essex Board may have given different weight to different factors. The Essex Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall review of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of Essex common stock to BRE stockholders in the merger.

This explanation of the reasoning of the Essex Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

Recommendation of the BRE Board and Its Reasons for the Merger

The BRE Board has unanimously approved the merger agreement and determined that the merger and the other transactions contemplated by the merger agreement, are advisable and in the best interests of BRE and its stockholders. The decision of the BRE Board to enter into the merger agreement was the result of careful consideration by the BRE Board of numerous factors, including the following material factors:

•

the value of the merger consideration, which, based on the closing price per share of Essex common stock on December 17, 2013 (the last full trading day before the BRE Board approved the proposed merger), implied a value of $55.56 per share of BRE common stock, representing a premium of approximately 8.2% over the closing price per share of BRE common stock on December 2, 2013, the last full trading day prior to the start of market rumors regarding a potential transaction between BRE and Essex;

•	as a result of its increased size and scale, the Combined Company, which will be the largest publicly traded apartment REIT on the West Coast, is expected to have a strategic advantage over its competitors in successfully executing on large acquisition opportunities;

•	as a result of its larger size, access to multiple forms of capital and investment grade balance sheet, the Combined Company will have lower cost of debt capital than BRE on a stand-alone basis and substantially all of its competitors operating in the apartment real estate market, thereby enabling the Combined Company to fund its external acquisition growth strategy at a lower cost;

•	the Combined Company will be able to achieve greater economies of scale than BRE on a stand-alone basis by allocating Essex’s operating platform over a larger portfolio;

•	the combination of BRE and Essex is expected to result in the realization of annual general and administrative cost savings;

•	because the stock consideration in the merger consists of Essex common stock and the exchange ratio is fixed, BRE stockholders will benefit from any increase in the trading price of Essex common stock between the announcement of the merger and the closing of the merger and any increases following the closing of the merger;

•	the BRE Board’s understanding of the information concerning BRE’s and Essex’s respective businesses, financial performance, condition, operations, management, competitive positions, prospects and stock performance, including the report of BRE’s management on the results of BRE’s due diligence review of Essex and its assets, liabilities, earnings, financial condition, business and prospects, which confirmed the positive view of Essex’s business and supported the BRE Board’s determination that the Combined Company would have a strong foundation for growth and improved performance;

•	in light of the review of potential strategic alternatives conducted by BRE (see the section entitled “—Background of the Merger” beginning on page 61 of this joint proxy statement/prospectus), the BRE Board did not believe that it was likely that another party would make or accept an offer to engage in a transaction with BRE that would be more favorable to BRE and its stockholders than the merger;

•	the opinion, dated December 18, 2013, of Wells Fargo Securities to the BRE Board as to the fairness, from a financial point of view and as of such date, of the merger consideration to be received pursuant to the merger agreement by holders of BRE common stock (other than Essex, Merger Sub and their respective affiliates), which opinion was based on and subject to the assumptions made, procedures followed, factors considered and limitations on the review undertaken as further described below in the section entitled “—Opinion of BRE’s Financial Advisor” beginning on page 87 of this joint proxy statement/prospectus;

•	the ability to complete the merger within a reasonable period of time, including the likelihood of receiving the BRE and Essex stockholder approvals necessary to complete the transaction in a timely manner and any other necessary approval in light of the efforts BRE and Essex agreed to use in order to complete the transaction;

•

the merger agreement provisions permitting BRE to furnish non-public information to, and engage in discussions with, a third party that makes an unsolicited written proposal to engage in a business combination transaction, provided that the BRE Board determines in good faith, (i) after consultation with outside legal counsel and financial advisors, that the proposal is or could reasonably be likely to result in a transaction that, if consummated, would be more favorable to BRE stockholders than the merger, and (ii) after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law (see the section entitled “The Merger

Agreement—Covenants and Agreements—No Solicitation of Transactions by BRE” beginning on page 135 of this joint proxy statement/prospectus);

•	the merger agreement provisions permitting the BRE Board to, under certain circumstances, withdraw, modify or qualify its recommendation with respect to the merger if (i) the BRE Board receives an unsolicited written proposal to engage in a business combination transaction that, in the good faith determination of the BRE Board, after consultation with outside legal counsel and financial advisors, constitutes a transaction that, if consummated, would be more favorable to BRE stockholders than the merger, and (ii) the BRE Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law, and, subject to the requirement to pay the termination fee and expense reimbursement referenced below, terminate the merger agreement (see the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation of Transactions” beginning on page 135 of this joint proxy statement/prospectus); and

•	the structure of the transaction and the terms of the merger agreement, including the fact that the merger is intended to qualify as a “reorganization” within the meaning of the Code and is, therefore, not expected to be taxable to BRE stockholders, other than with respect to cash consideration received in the merger and any cash received in lieu of fractional Essex common stock or as a Special Distribution, if any.

The BRE Board also identified and considered the following potentially negative factors in its deliberations:

•	because the merger consideration consists partially of Essex common stock and the exchange ratio is fixed, BRE stockholders will be adversely affected by any decrease in the trading price of Essex common stock between the announcement of the transaction and the completion of the merger, which would not have been the case had the consideration been based solely on a fixed value (that is, a fixed dollar amount of value per share in all cases), and the fact that BRE is not permitted to terminate the merger agreement solely because of changes in the market price of Essex common stock;

•	the possible disruption to BRE’s or Essex’s business that may result from the announcement of the transaction;

•	the risk that the cost savings, operational synergies and other benefits expected to result from the transaction might not be fully realized or not realized at all;

•	the terms of the merger agreement regarding the restrictions on the operation of BRE’s business during the period between the signing of the merger agreement and the completion of the merger;

•	the $170 million termination fee to be paid to Essex if the merger agreement is terminated under circumstances specified in the merger agreement, may discourage other parties that may otherwise have an interest in a business combination with, or an acquisition of, BRE (see the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 142 of this joint proxy statement/prospectus);

•	the terms of the merger agreement placing limitations on the ability of BRE to solicit, initiate or knowingly facilitate any inquiry, offer or request that could reasonably be expected to result in alternative business combination proposals and to furnish non-public information to, or engage in discussions or negotiations with, a third party interested in pursuing an alternative business combination transaction (see the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation of Transactions by BRE” beginning on page 135 of this joint proxy statement/prospectus);

•	the possibility that the merger may not be completed or may be unduly delayed because BRE stockholders may not approve the merger and the other transactions contemplated by the merger agreement, the Essex stockholders may not approve the issuance of shares of Essex common stock to BRE stockholders in the merger, or other factors outside of BRE’s control;

•	the risk that the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on:

•	the market price of BRE common stock,

•	BRE’s operating results, particularly in light of the costs incurred in connection with the transaction, and

•	BRE’s ability to attract and retain personnel;

•	the substantial costs to be incurred in connection with the transaction, including the costs of integrating the businesses of BRE and Essex and the transaction expenses arising from the merger;

•	the potential risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the merger;

•	the absence of appraisal rights for BRE stockholders under Maryland law; and

•	the risks described in the section entitled “Risk Factors” beginning on page 35 of this joint proxy statement/prospectus.

The BRE Board also considered the interests that certain executive officers and directors of BRE may have with respect to the merger in addition to their interests as stockholders of BRE generally (see the section entitled “—Interests of BRE’s Directors and Executive Officers in the Merger” beginning on page 99 of this joint proxy statement/prospectus), which the BRE Board considered as being neutral in its evaluation of the proposed transaction.

Although the foregoing discussion sets forth the material factors considered by the BRE Board in reaching its recommendation, it may not include all of the factors considered by the BRE Board, and each director may have considered different factors or given different weights to different factors. In view of the variety of factors and the amount of information considered, the BRE Board did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. The BRE Board realized that there can be no assurance about future results, including results expected or considered in the factors above. However, the BRE Board concluded that the potential positive factors described above significantly outweighed the neutral and negative factors described above. The recommendation was made after consideration of all of the factors as a whole.

THE BRE BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND DETERMINED THAT THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE ADVISABLE AND IN THE BEST INTERESTS OF BRE AND ITS STOCKHOLDERS. ACCORDINGLY, THE BRE BOARD UNANIMOUSLY RECOMMENDS THAT BRE STOCKHOLDERS VOTE “FOR” APPROVAL OF THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

In considering the recommendation of the BRE Board to approve the merger and the other transactions contemplated by the merger agreement, you should be aware that certain of BRE’s directors and officers have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of BRE stockholders generally. See the section entitled “—Interests of BRE’s Directors and Executive Officers in the Merger” beginning on page 99 of this joint proxy statement/prospectus.

The explanation of the reasoning of the BRE Board and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 45 of this joint proxy statement/prospectus.

Opinion of Essex’s Financial Advisor

UBS was retained as financial advisor to Essex in connection with the merger. As part of that engagement, the Essex Board requested that UBS evaluate the fairness, from a financial point of view, to Essex of the consideration to be paid by Essex in the merger. On December 18, 2013, at a meeting of the Essex Board held to evaluate the proposed merger, UBS delivered to the Essex Board an oral opinion, confirmed by delivery of a written opinion dated December 18, 2013, to the effect that, as of that date and based on and subject to various procedures, assumptions, matters considered and qualifications and limitations described in its opinion, the consideration to be paid by Essex in the merger was fair, from a financial point of view, to Essex.

The full text of UBS’ opinion describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by UBS. UBS’ opinion is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference herein. UBS’ opinion was provided for the benefit of the Essex Board (in its capacity as such) in connection with, and for the purpose of, its evaluation of the consideration to be paid by Essex in the merger, and does not address any other aspect of the merger or any related transaction. UBS’ opinion does not address the relative merits of the merger or any related transaction as compared to other business strategies or transactions that might be available to Essex or Essex’s underlying business decision to effect the merger or any related transaction. UBS’ opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the merger or any related transaction. The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of UBS’ opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to BRE and Essex;

•	reviewed certain internal financial information and other data relating to the business and financial prospects of BRE that were provided to UBS by the managements of BRE and Essex and not publicly available, including (A) financial forecasts and estimates of BRE prepared by the management of BRE and (B) financial forecasts and estimates of BRE prepared by the management of Essex, provided that for purposes of its analysis UBS utilized, at the Essex Board’s direction, the financial forecasts and estimates of BRE prepared by the management of Essex;

•	reviewed certain internal financial information and other data relating to the business and financial prospects of Essex that were provided to UBS by the management of Essex and not publicly available, including financial forecasts and estimates prepared by the management of Essex that the Essex Board directed UBS to utilize for purposes of its analysis;

•	reviewed certain estimates of synergies prepared by the management of Essex that were provided to UBS by Essex and not publicly available that the Essex Board directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of the senior managements of Essex and BRE concerning the businesses and financial prospects of BRE and Essex;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the merger with the financial terms of certain other transactions UBS believed to be generally relevant, which financial terms were either publicly available or provided to UBS by the management of Essex;

•	reviewed current and historical market prices of Essex common stock and BRE common stock;

•	considered certain pro forma effects of the merger on Essex’s financial statements;

•	reviewed a draft dated December 17, 2013 of the merger agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the Essex Board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Essex Board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Essex or BRE, and UBS was not furnished with any such evaluation or appraisal (except that BRE management provided to UBS appraisals of four individual properties of BRE). With respect to the financial forecasts, estimates, synergies and pro forma effects referred to above that UBS utilized for its analysis, UBS assumed, at the direction of the Essex Board, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Essex as to the future financial performance of Essex and BRE and such synergies and pro forma effects. In addition, UBS assumed with the approval of the Essex Board that the financial forecasts and estimates, including synergies, referred to above will be achieved at the times and in the amounts projected. UBS also assumed, with the consent of the Essex Board, that the merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. UBS was advised by Essex and BRE that each of Essex and BRE operated in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes since its formation as a REIT and UBS assumed, at the direction of the Essex Board, that the merger will not adversely affect such status or operations of Essex or BRE. UBS’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to it as of, the date of its opinion.

At the direction of the Essex Board, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the consideration to the extent expressly specified in its opinion, of the merger agreement or any related documents or the form of the merger or any related transaction, including without limitation (i) any joint venture arrangement that may be entered into in connection with the merger or (ii) any other transfer, sale or other disposition of any assets of BRE or Essex in connection with the consummation of the merger. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the consideration. UBS expressed no opinion as to what the value of Essex common stock will be when issued pursuant to the merger or the prices at which Essex common stock or BRE common stock will trade at any time. In rendering its opinion, UBS assumed, with the consent of the Essex Board, that (i) the final executed form of the merger agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the parties to the merger agreement would comply with all material terms of the merger agreement and (iii) the merger would be consummated in accordance with the terms of the merger agreement without any adverse waiver or amendment of any material term or condition thereof. UBS also assumed, at the direction of the Essex Board, that all governmental, regulatory or other consents and approvals necessary, proper or advisable for the consummation of the merger (including, without limitation, certain third party consents) would be obtained without any adverse effect on Essex, BRE or the merger in any way meaningful to its analysis. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the Essex Board, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to Essex, BRE or the merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of Essex and BRE provided by Essex management in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing these analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond Essex’s and BRE’s control. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

The consideration was determined through negotiation between Essex and BRE and the decision by Essex to enter into the transaction was solely that of the Essex Board. UBS’ opinion and financial analyses were only one of many factors considered by the Essex Board in its evaluation of the merger and should not be viewed as determinative of the views of the Essex Board or management with respect to the merger or the consideration to be paid in the merger.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Essex Board on December 18, 2013 in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order for UBS’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Selected Public Companies Analysis. UBS reviewed financial information of BRE and Essex and publicly available financial and stock market information of the following eight publicly traded multifamily REITs which, based on its professional judgment and expertise, UBS deemed to be relevant to its analysis:

•	Apartment Investment and Management Company

•	AvalonBay Communities, Inc.

•	Camden Property Trust

•	Equity Residential

•	Home Properties, Inc.

•	Mid-America Apartment Communities Inc.

•	Post Properties, Inc.

•	UDR, Inc.

UBS reviewed, among other things:

•	enterprise values of the selected REITs, calculated as equity market value plus debt at book value (including the pro rata share of any joint venture debt), preferred stock at liquidation value and minority interests at book value, less cash and cash equivalents, as a multiple of calendar year 2014 estimated earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA. Estimated EBITDA for the selected public companies represented I/B/E/S consensus estimates as of December 17, 2013, including the pro rata share of any joint venture EBITDA. I/B/E/S is a database owned and operated by Thomson Financial, which contains estimated earnings, cash flows, dividends and other data based on published reports by equity research analysts for companies in the U.S. and foreign markets.

•	UBS also reviewed equity stock prices of the selected REITs as of December 17, 2013, as a multiple of calendar year 2014 estimated funds from operations per share, which we refer to as FFO per share, and calendar year 2015 estimated FFO per share. Estimated FFO per share for the selected companies represented I/B/E/S consensus estimates as of December 17, 2013.

UBS then compared these multiples for the selected REITs with corresponding data and multiples of Essex and BRE, based on both research analysts’ consensus estimates and estimates for both companies prepared by Essex management. In the case of BRE, UBS reviewed multiples based on both (1) the unaffected share price of BRE as of December 2, 2013, prior to Essex’s submission of a written, non-binding indication of interest and market speculation regarding a potential transaction between Essex and BRE, and (2) the implied per share consideration in the merger of $55.56, utilizing the 0.2971x exchange ratio and the closing price of Essex common stock on December 17, 2013. Financial data of the selected REITs were based on publicly available research analysts’ estimates, public filings and other publicly available information. This foregoing analysis indicated the following implied high, mean, median and low multiples for the selected REITs, as compared to corresponding multiples for Essex and BRE:

Price / FFO per Share
	EV / 2014E EBITDA	2014E	2015E
Selected REITs
High	20.0x	17.4x	16.1x
Mean	16.9x	14.4x	13.5x
Median	16.6x	14.6x	13.6x
Low	14.4x	11.8x	11.0x

Essex
Consensus Estimates	19.7x	17.6x	16.3x
Essex Management Estimates	20.4x	17.7x	15.9x

BRE at Unaffected Share Price
Consensus Estimates	21.2x	19.4x	18.0x
Essex Management Estimates	20.7x	18.3x	16.3x

BRE at Offer Price
Consensus Estimates	22.3x	21.0x	19.4x
Essex Management Estimates	21.9x	19.7x	17.6x

Selected Real Estate Asset Transactions. UBS reviewed financial data relating to the following real estate portfolio transactions with a value of over $100 million that closed after June 30, 2011 that included properties located on the West coast:

Date Closed	Buyer Name	Seller Name	Property Count
9/30/2013	Greystar Real Estate Partners / Goldman Sachs / PSP Investments	Ivanhoe Cambridge	5
6/26/2013	UDR, Inc.	MetLife	2
2/27/2013	Equity Residential / AvalonBay Communities, Inc.	Lehman Brothers Holdings Inc. AKA Archstone	152
12/2/2011	Equity Residential	Wells Fargo	50
9/20/2011	Essex	Tishman Speyer / Lehman Brothers Holdings Inc. / Bank of America	2

In addition, UBS also reviewed financial data for six additional West coast single-asset transactions completed in 2013. For each portfolio and single-asset transaction, UBS reviewed the cap rate, which is calculated as net operating income of the assets sold as a percentage of the purchase price in the transaction. Financial data regarding the real estate portfolio transactions, including the cap rate, was obtained from Real Capital Analytics, a commercial real estate database, and financial data regarding the single asset transactions, including the cap rate, was provided to UBS by Essex management. The results of the foregoing analysis indicated the following high, mean, median and low implied cap rates for the selected real estate transactions:

Cap Rate
High	5.2%
Mean	4.5%
Median	4.6%
Low	4.0%

Selected Precedent Transactions Analysis. UBS reviewed publicly available information relating to the following seven selected transactions involving publicly traded multifamily REITs:

Announcement Date	Acquiror	Target
6/3/2013	Mid-America Apartment Communities, Inc.	Colonial Properties Trust Inc.
5/29/2007	Tishman Speyer Real Estate Venture VIII, L.P. / Lehman Brothers Holdings Inc.	Archstone-Smith Trust
12/19/2005	Magazine Acquisition GP LLC (Morgan Stanley Real Estate / Onex Real Estate)	The Town & Country Trust
10/24/2005	Prime Property Fund (Morgan Stanley Real Estate)	AMLI Residential Property Trust
6/7/2005	ING Clarion Partners, LLC	Gables Residential Trust
10/22/2004	Colonial Properties Trust Inc.	Cornerstone Realty Income Trust
10/4/2004	Camden Property Trust	Summit Properties Inc.

UBS reviewed, among other things, purchase price per share of the selected transactions, as multiples of, to the extent publicly available, one-year forward estimated FFO per share and two-year forward estimated FFO per share. UBS then compared these multiples derived for the selected transactions with corresponding multiples implied for BRE (based upon the implied per share consideration in the merger of $55.56, utilizing the 0.2971x exchange ratio and the closing price of Essex common stock on December 17, 2013). Financial data of the selected transactions were based on public filings, research analysts’ consensus estimates and other publicly available information. This analysis indicated the following implied high, mean, median and low multiples for the selected transactions, as compared to corresponding multiples implied for BRE (calculated separately on the basis of both research analysts’ consensus estimates and on BRE estimates provided by Essex management):

Price /
	CY + 1 FFO per Share	CY + 2 FFO per Share
High	26.4x	24.4x
Mean	19.0x	18.6x
Median	18.0x	17.2x
Low	13.2x	15.5x

BRE—Consensus Estimates	21.0x	19.4x
BRE—Essex Management Estimates	19.7x	17.6x

Net Asset Value Analyses. UBS conducted an analysis of the net asset value of each of BRE and Essex as a standalone company and the net asset value of the pro forma combined company, in each case utilizing publicly available information and financial estimates provided by Essex management.

BRE. UBS derived the net asset value per share of BRE based on the estimated next twelve months net operating income of BRE (including the pro rata share of any joint venture net operating income), adjusted for the estimated increase in property tax expense that would be incurred in the event of a reassessment of property values as a result of Article 13A of the Constitution of the State of California (Prop 13), as provided to UBS by Essex management, and cap rates ranging from 4.70% to 5.00%. UBS selected the range of cap rates based on its professional judgment and expertise utilizing, among other things, information from research analysts estimates and the selected transactions described above in the selected real estate transactions analyses and the selected precedent transactions analyses. UBS also relied on publicly available information regarding BRE, including balance sheet data at September 30, 2013, and other financial estimates and forecasts prepared by Essex management, taking into account estimated value of construction in progress, land and other tangible non-real estate assets less estimated value of indebtedness and other tangible liabilities. This analysis resulted in a range of implied values of $56.08 to $60.70 per outstanding share of BRE common stock, as compared to the implied per share consideration in the merger of $55.56, utilizing the 0.2971x exchange ratio and the closing price of Essex common stock on December 17, 2013.

Essex. UBS derived the net asset value per share of Essex based on the estimated next twelve months net operating income of Essex (including the pro rata share of any joint venture net operating income), adjusted for the estimated increase in property tax expense that would be incurred in the event of a reassessment of property values as a result of Prop 13, as provided to UBS by Essex management, and cap rates ranging from 4.70% to 5.00%. UBS selected the range of cap rates based on its professional judgment and expertise utilizing, among other things, information from research analysts estimates and the selected transactions described above in the selected real estate transactions analyses and the selected precedent transactions analyses. UBS also relied on publicly available information regarding Essex, including balance sheet data at September 30, 2013, and other financial estimates and forecasts prepared by Essex management, taking into account estimated value of construction in progress, land and other tangible non-real estate assets less estimated value of indebtedness and other tangible liabilities. This analysis resulted in a range of implied values of $142.64 to $155.78 per outstanding share of Essex common stock.

Pro Forma Combined Company. UBS derived the net asset value of the pro forma combined company by adding together the net asset value of each of BRE and Essex calculated by UBS, and assuming cap rates ranging from 4.70% to 5.00%. UBS selected the range of cap rates based on its professional judgment and expertise utilizing, among other things, information from research analysts estimates and the selected transactions described above in the selected real estate transactions analyses and the selected precedent transactions analyses. The resulting amount was adjusted to reflect transaction adjustments, including $1,062 million of incremental debt and operating synergies as provided by Essex management and assuming a portion of the consideration is funded by a $1 billion joint venture which is NAV neutral, and divided by the estimated pro forma diluted shares outstanding, after taking into account the shares to be issued to BRE stockholders in the merger. This analysis resulted in a range of implied values of $146.28 to $160.53 per outstanding share of the pro forma combined company.

Discounted Cash Flow Analyses. For each of the discounted cash flow analyses described below, UBS utilized financial forecasts and estimates relating to BRE, Essex and the pro forma combined company prepared by Essex management.

BRE. UBS calculated a range of implied present values (as of December 31, 2013) of the standalone unlevered free cash flows that BRE was forecasted to generate from calendar year 2014 through calendar year 2018 and of terminal values for BRE. Implied terminal values were derived by applying to BRE’s estimated forward EBITDA a range of forward EBITDA multiples of 19.0x to 21.0x. UBS selected the range of forward EBITDA multiples based on its professional judgment and expertise utilizing, among other things, information regarding the selected companies listed above in the selected publicly traded companies analyses and the historical EBITDA multiples for such companies as well as Essex and BRE. Present values of cash flows and terminal values were calculated using discount rates ranging from 7.5% to 8.5%, based on an estimated range of BRE’s weighted average cost of capital. The discounted cash flow analysis resulted in a range of implied present values of $53.74 to $64.04 per outstanding share of BRE common stock.

Essex. UBS calculated a range of implied present values (as of December 31, 2013) of the standalone unlevered free cash flows that Essex was forecasted to generate from calendar year 2014 through calendar year 2018 and of terminal values for Essex. Implied terminal values were derived by applying to Essex’s estimated forward EBITDA a range of forward EBITDA multiples of 19.0x to 21.0x. UBS selected the range of forward EBITDA multiples based on its professional judgment and expertise utilizing, among other things, information regarding the selected companies listed above in the selected publicly traded companies analyses and the historical EBITDA multiples for such companies as well as Essex and BRE. Present values of cash flows and terminal values were calculated using discount rates ranging from 7.5% to 8.5%, based on an estimated range of Essex’s weighted average cost of capital. The discounted cash flow analysis resulted in a range of implied present values of $139.43 to $168.64 per outstanding share of Essex common stock.

Pro Forma Combined Company. UBS calculated a range of implied present values (as of December 31, 2013) of the unlevered free cash flows that the pro forma combined company was forecasted to generate from calendar year 2014 to calendar year 2018 and of terminal values for the pro forma combined company. Implied terminal values were derived by applying to the pro forma combined company’s estimated forward EBITDA a range of forward EBITDA multiples of 19.0x to 21.0x. UBS selected the range of forward EBITDA multiples based on its professional judgment and expertise utilizing, among other things, information regarding the selected companies listed above in the selected publicly traded companies analyses and the historical EBITDA multiples for such companies as well as Essex and BRE. Present values of cash flows and terminal values were calculated using discount rates ranging from 7.25% to 8.25%, based on an estimated range of the pro forma combined company’s weighted average cost of capital. The discounted cash flow analysis resulted in a range of implied present values of $140.89 to $171.56 per outstanding share of the pro forma combined company.

Pro Forma Accretion/Dilution Analysis. UBS reviewed the potential pro forma effect of the merger on Essex’s calendar years 2014 through 2016 estimated per share FFO. Estimated financial data for Essex, BRE and the combined company were based on financial forecasts and estimates prepared by Essex management. Based on an assumed merger consideration allocation of 77.8% stock and 22.2% cash, this analysis indicated that the merger could be between approximately 0.9% to 1.1% accretive to holders of Essex common stock. Actual results may vary from projected results and the variations may be material.

Other Factors.

In rendering its opinion, UBS also reviewed, for informational purposes, certain other factors, including comparisons of:

•	the historical closing prices of BRE common stock and Essex common stock over the three-year period ending December 17, 2013 to those of Multifamily Index (comprised of the multifamily REITs described in the selected public companies analysis) and the MSCI US REIT Index (RMZ) over the same period; and

•	the exchange ratio to the trading ratios of BRE common stock to Essex common stock over the ten-year period ending December 17, 2013, adjusted for the cash portion of the consideration.

Miscellaneous

Under the terms of UBS’ engagement, Essex agreed to pay UBS a fee for its financial advisory services in connection with the merger, a portion of which was payable in connection with the delivery of UBS’ opinion and the remainder of which is contingent upon consummation of the merger. In addition, Essex agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify

UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. Essex also requested that UBS provide financing to Essex in connection with the merger and UBS will receive compensation in connection therewith. In the past, UBS and its affiliates have provided investment banking services to Essex and BRE unrelated to the merger, for which UBS and its affiliates have received compensation, including having acted as a joint book-running manager in BRE’s offering of $300 million 3.375% Senior Notes due 2023 completed in 2012. In addition, UBS or an affiliate is a participant in a credit facility of BRE for which it has received and continues to receive fees and interest payments. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Essex and BRE and, accordingly, may at any time hold a long or short position in such securities.

Essex selected UBS as its financial advisor in connection with the merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Opinion of BRE’s Financial Advisor

BRE retained Wells Fargo Securities to act as BRE’s financial advisor in connection with the potential merger. As part of Wells Fargo Securities’ engagement, the BRE Board requested that Wells Fargo Securities evaluate the fairness, from a financial point of view, of the consideration to be received pursuant to the merger agreement by holders of BRE common stock (other than Essex, Merger Sub and their respective affiliates). On December 18, 2013, at a meeting of the BRE Board held to evaluate the merger, Wells Fargo Securities rendered to the BRE Board an oral opinion, confirmed by delivery of a written opinion dated December 18, 2013, to the effect that, as of such date and based on and subject to various qualifications, limitations and assumptions stated in its opinion, the merger consideration to be received pursuant to the merger agreement by holders of BRE common stock (other than Essex, Merger Sub and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of Wells Fargo Securities’ written opinion, dated December 18, 2013, to the BRE Board is attached as Annex E to this joint proxy statement/prospectus and is incorporated by reference. The written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken by Wells Fargo Securities in rendering its opinion. The following summary is qualified in its entirety by reference to the full text of the opinion. The opinion was addressed to the BRE Board (in its capacity as such) for its information and use in connection with its evaluation of the merger consideration from a financial point of view and did not address any other terms, aspects or implications of the merger or any related transactions. Wells Fargo Securities’ opinion did not address the merits of the underlying decision by BRE to enter into the merger agreement or the relative merits of the merger or any related transactions compared with other business strategies or transactions available or that have been or might be considered by BRE’s management or the BRE Board or in which BRE might engage. Under the terms of its engagement, Wells Fargo Securities has acted as an independent contractor, not as an agent or fiduciary. Wells Fargo Securities’ opinion does not constitute a recommendation to the BRE Board or any other person or entity in respect of the merger or any related transactions, including as to how any stockholder should vote or act in connection with the merger, any related transactions or any other matters.

The terms of the merger and related transactions were determined through negotiations between BRE and Essex, rather than by any financial advisor, and the decision to enter into the merger agreement was solely that of the BRE Board. Wells Fargo Securities did not recommend any specific form of consideration to the BRE Board or that any specific form of consideration constituted the only appropriate consideration for the merger. The opinion was only one of many factors considered by the BRE Board in its evaluation of the merger and should not be viewed as determinative of the views of the BRE Board, management or any other party with respect to the merger or the consideration payable in the merger.

In arriving at its opinion, Wells Fargo Securities, among other things:

•	reviewed an execution version, provided to Wells Fargo Securities on December 18, 2013, of the merger agreement, including the financial terms thereof;

•	reviewed certain publicly available business, financial and other information regarding BRE and Essex, including information set forth in their respective annual reports to stockholders and annual reports on Form 10-K for the fiscal years ended December 31, 2010, 2011 and 2012 and quarterly reports on Form 10-Q for the period ended September 30, 2013;

•	reviewed certain other business and financial information regarding BRE and Essex furnished to Wells Fargo Securities by and discussed with the managements of BRE and Essex, including financial forecasts relating to BRE for the fiscal years ending December 31, 2013 through December 31, 2016 and certain estimates and other data for the fiscal year ending December 31, 2017 prepared by BRE’s management and financial forecasts relating to Essex for the fiscal years ending December 31, 2013 through December 31, 2016 and certain estimates and other data for the fiscal year ending December 31, 2017 prepared by Essex’s management;

•	discussed with the managements of BRE and Essex the operations and prospects of BRE and Essex, including the historical financial performance and trends in the results of operations of BRE and Essex;

•	participated in discussions and negotiations among representatives of BRE, Essex and their respective advisors regarding the proposed merger;

•	reviewed reported prices and trading activity for BRE common stock and Essex common stock;

•	analyzed the estimated net asset value of each of BRE’s and Essex’s real estate portfolios and other assets based upon the financial forecasts and estimates referred to above and related assumptions discussed with and confirmed as reasonable by the managements of BRE and Essex;

•	compared certain financial data of BRE and Essex with similar data of certain publicly traded companies that Wells Fargo Securities deemed relevant in evaluating BRE and Essex;

•	analyzed the estimated present value of the future dividends per share of BRE and Essex based upon the financial forecasts and estimates referred to above and related assumptions discussed with and confirmed as reasonable by the managements of BRE and Essex; and

•	considered such other information, such as financial studies and analyses, as well as financial, economic and market criteria, and made such other inquiries, as Wells Fargo Securities deemed relevant.

In connection with its review, Wells Fargo Securities assumed and relied upon the accuracy and completeness of the financial and other information provided, discussed with or otherwise made available to Wells Fargo Securities, including all accounting, tax, regulatory and legal information, and Wells Fargo Securities did not make (and assumed no responsibility for) any independent verification of such information. Wells Fargo Securities relied upon assurances of the managements of BRE and Essex that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts, estimates and other information relating to BRE and Essex utilized in Wells Fargo Securities’ analyses, Wells Fargo Securities was advised by the respective managements of BRE and Essex, and, at the direction of the BRE Board, Wells Fargo Securities assumed that they were reasonably prepared and reflected the best currently available estimates, judgments and assumptions as to the future financial performance of BRE and Essex, as the case may be, the potential pro forma financial effects of, and potential synergies that may result from, the merger and the other matters covered thereby. Wells Fargo Securities assumed no responsibility for, and expressed no view as to, such forecasts, estimates or other information or the judgments or assumptions upon which they were based. Wells Fargo Securities also assumed that there were no meaningful changes in the condition (financial or otherwise), results of operations, businesses or prospects of BRE or Essex since the respective dates of the most recent financial statements and other information provided to Wells Fargo Securities.

Wells Fargo Securities relied, at the direction of the BRE Board, upon the assessments of the managements of BRE and Essex as to (i) the potential impact on BRE and Essex of certain trends and recent developments in, and prospects for, the commercial real estate market and related credit and financial markets and (ii) the ability to integrate the businesses of BRE and Essex. Wells Fargo Securities assumed, with the consent of the BRE Board, that there would be no developments with respect to any such matters that would have an adverse effect on BRE, Essex or the merger (including the contemplated benefits thereof) or that would otherwise be meaningful in any respect to its analyses or opinion. Wells Fargo Securities also assumed, with the consent of the BRE Board, that there would not be any adjustments to the merger consideration that would be meaningful in any respect to its analyses or opinion.

In arriving at its opinion, Wells Fargo Securities did not conduct physical inspections of the properties or assets of BRE, Essex or any other entity and it did not make, and was not provided with, any evaluations or appraisals of the properties, assets or liabilities (contingent or otherwise) of BRE, Essex or any other entity. Wells Fargo Securities also did not evaluate the solvency or fair value of BRE, Essex or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

In rendering its opinion, Wells Fargo Securities assumed, at the direction of the BRE Board, that the final form of the merger agreement, when signed by the parties thereto, would not differ from the execution version of the merger agreement reviewed by Wells Fargo Securities in any respect meaningful to its analyses or opinion, that the merger and related transactions would be consummated in accordance with the terms described in the merger agreement and in compliance with all applicable laws and other requirements without amendment or waiver of any material terms or conditions and that, in the course of obtaining any necessary legal, regulatory or third party consents, approvals or agreements for the merger and related transactions, no delay, limitation or restriction would be imposed or action would be taken that would have an adverse effect on BRE, Essex, the merger or related transactions. Wells Fargo Securities also assumed, at the direction of the BRE Board, that the merger would qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Wells Fargo Securities was advised that each of BRE and Essex has operated in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes since its formation as a REIT and further assumed, at the direction of the BRE Board, that the merger and related transactions would not adversely affect such status or operations.

Wells Fargo Securities did not express any opinion as to what the value of Essex common stock actually would be when issued pursuant to the merger or the prices at which BRE common stock or Essex common stock would trade at any time. Wells Fargo Securities’ opinion was necessarily based on economic, market, financial and other conditions existing, and information made available to Wells Fargo Securities, as of the date of its opinion. Wells Fargo Securities noted for the BRE Board that the credit, financial and stock markets have experienced significant volatility and Wells Fargo Securities expressed no opinion or view as to any potential effects of such volatility on BRE, Essex, the merger or related transactions. Although subsequent developments may affect the matters set forth in its opinion, Wells Fargo Securities does not have any obligation to update, revise, reaffirm or withdraw Wells Fargo Securities’ opinion or otherwise comment on or consider any such events occurring or coming to its attention after the date of its opinion.

Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view and as of the date of its opinion, of the merger consideration to be received by holders of BRE common stock (other than Essex, Merger Sub and their respective affiliates) pursuant to the merger agreement to the extent expressly specified in its opinion, and did not address any other terms, aspects or implications of the merger or any related transactions, including, without limitation, the form or structure of the merger consideration or the merger, any adjustments to the merger consideration, any asset sale, transfer or other disposition by BRE prior to consummation of the merger or any voting agreement or other agreement, arrangement or understanding entered into in connection with or contemplated by the merger, any related transactions or otherwise. In addition, Wells Fargo Securities’ opinion did not address the fairness of the amount or nature of, or any other aspects relating to, any compensation to be received by any officers, directors or employees of any parties to the merger or related transactions, or class of such persons, relative to the merger consideration or otherwise. Wells Fargo Securities did not express any view or opinion with respect to, and with the consent of the BRE Board relied upon the assessments of BRE’s representatives regarding, accounting, tax, regulatory, legal or similar matters as to which Wells Fargo Securities understood that BRE obtained such advice as it deemed necessary from qualified professionals. Except as described in this summary, BRE imposed no other instructions or limitations on Wells Fargo Securities with respect to the investigations made or procedures followed by Wells Fargo Securities in rendering its opinion.

In connection with rendering its opinion, Wells Fargo Securities performed certain financial, comparative and other analyses as summarized below. This summary is not a complete description of the financial analyses performed and factors considered in connection with such opinion. In arriving at its opinion, Wells Fargo Securities did not ascribe a specific value to BRE common stock but rather made its determinations as to the fairness, from a financial point of view, of the merger consideration on the basis of various financial and comparative analyses taken as a whole. The preparation of a financial opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a financial opinion is not readily susceptible to summary description.

In arriving at its opinion, Wells Fargo Securities did not attribute any particular weight to any single analysis or factor considered but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered and in the context of the circumstances of this particular transaction. Accordingly, the analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying such opinion. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary. No company or transaction is identical to BRE or the merger and an evaluation of Wells Fargo Securities’ analyses is not entirely mathematical; rather, such analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies reviewed.

In performing its analyses, Wells Fargo Securities considered industry performance, general business and economic conditions and other matters existing as of the date of its opinion, many of which are beyond the control of BRE or any other parties to the merger. None of BRE, Wells Fargo Securities or any other person assumes responsibility if future results are different from those discussed whether or not any such difference is material. Any estimates contained in these analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of properties, businesses or securities do not purport to be appraisals or necessarily reflect the prices at which properties, businesses or securities may actually be sold or acquired. Accordingly, the assumptions and estimates used in, and the results derived from, the following analyses are inherently subject to substantial uncertainty.

The following is a summary of the material financial analyses provided on December 18, 2013 to the BRE Board by Wells Fargo Securities in connection with its opinion. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of such financial analyses. For purposes of Wells Fargo Securities’ analyses described below, the term “implied per share merger consideration” refers to $55.56 per share in respect of each outstanding share of BRE common stock calculated as (i) the cash consideration of $12.33 per share and (ii) the implied value of the stock consideration based on the 0.2971 exchange ratio and closing price of Essex common stock of $145.51 per share on December 17, 2013.

BRE Financial Analyses

Net Asset Value Analysis. Wells Fargo Securities performed a net asset value analysis of BRE as of September 30, 2013 based on BRE’s balance sheet as of that date. Wells Fargo Securities calculated the estimated net asset value of BRE’s income-producing properties on an asset-by-asset basis by applying to the calendar year 2014 estimated cash net operating income of such properties, assuming no potential impact of Proposition 13 on such income, blended implied nominal capitalization rates ranging from 5.14% to 5.47% depending on, among other factors, asset quality, location, current occupancy levels and supply/demand dynamics and, in the case of BRE’s redevelopment and lease-up projects, taking into account remaining redevelopment funding, execution risks and/or timing. An estimated net asset value range for BRE’s in-process development pipeline was derived based on a discounted cash flow analysis of project-level cash flows and stabilized yield estimates per BRE’s management. An estimated net asset value range for BRE’s future development pipeline was assumed to be equal to the amount of capital expenditures for such development pipeline as of September 30, 2013. The net asset value analysis also took into account, based on internal estimates of, and other information and data provided by, BRE’s management, (i) BRE’s outstanding preferred stock at its liquidation preference, (ii) BRE’s cash and liabilities as reflected on its balance sheet as of September 30, 2013, including BRE’s indebtedness, which was marked to market utilizing estimated market rates for similar types of indebtedness and, in the case of BRE’s line of credit, was assumed to be reduced by the net proceeds from BRE’s recent sale of its Mission Grove properties, and (iii) the estimated value of BRE’s other assets. An implied per share equity value reference range for BRE was then calculated based on BRE’s implied net asset value derived from such analysis divided by the number of fully diluted shares of BRE common stock per BRE’s management. This analysis indicated the following approximate implied per share equity value reference range for BRE common stock, as compared to the implied per share merger consideration:

Implied Per Share Equity Value Reference Range	Implied Per Share Merger Consideration
$52.98 - $59.17	$55.56

Selected Publicly Traded Companies Analysis. Wells Fargo Securities reviewed and compared financial and operating data relating to BRE and the following six selected publicly traded multifamily REITs, referred to as the BRE selected REITs:

•	AvalonBay Communities, Inc.

•	Camden Property Trust

•	Equity Residential

•	Essex

•	Post Properties, Inc.

•	UDR, Inc.

Wells Fargo Securities reviewed fully diluted equity values (including operating partnership units), based on closing stock prices on December 17, 2013, as multiples of calendar year 2014 and calendar year 2015 estimated funds from operations, referred to as FFO per share, and estimated FFO as adjusted for certain items, including primarily straight-line rent revenues, recurring capital expenditures, above market and below market lease amortization and non-cash employee compensation, referred to as AFFO per share. The overall low to high calendar year 2014 estimated FFO per share and AFFO per share multiples observed for the BRE selected REITs were 13.4x to 17.6x (with a mean of 16.2x and a median of 16.5x) and 15.6x to 19.7x (with a mean of 18.2x and a median of 18.5x), respectively, and overall low to high calendar year 2015 estimated FFO per share and AFFO per share multiples observed for the BRE selected REITs were 12.6x to 16.4x (with a mean of 15.1x and a median of 15.5x) and 14.6x to 17.9x (with a mean of 16.9x and a median of 17.3x), respectively. Wells Fargo Securities then applied selected ranges of calendar year 2014 estimated FFO per share and AFFO per share multiples of 16.0x to 19.0x and 18.0x to 22.0x, respectively, and selected ranges of calendar year 2015 estimated FFO per share and AFFO per share multiples of 15.0x to 18.0x and 17.0x to 21.0x, respectively, derived from the BRE selected REITs to corresponding data of BRE. Estimated financial data of the BRE selected REITs were based on publicly available research analysts’ estimates, public filings and other publicly available information. Estimated financial data of BRE was based on internal estimates of the management of BRE. This analysis indicated the following approximate implied per share equity value reference ranges for BRE, as compared to the implied per share merger consideration:

Implied Per Share Equity Value Reference Range Based on:		Implied Per Share Merger Consideration
CY2014E FFO/AFFO	CY2015E FFO/AFFO
$40.69 - $49.73	$42.25 - $52.19	$55.56

Dividend Discount Analysis. Wells Fargo Securities performed a dividend discount analysis of BRE to calculate a range of implied present values of the distributable cash flows that BRE was forecasted to generate during the fiscal years ending December 31, 2014 through December 31, 2016 utilizing internal estimates of BRE’s management. Wells Fargo Securities derived implied terminal values by applying to BRE’s estimated forward-year FFO for the fiscal year ending December 31, 2017 a range of terminal FFO multiples of 16.0x to 19.0x based on Wells Fargo Securities’ professional judgment and taking into account, among other things, FFO multiples of the BRE selected REITs. Present values (as of September 30, 2013) of distributable cash flows and terminal values were then calculated by Wells Fargo Securities using a discount rate range of 8.5% to 9.5% derived from a cost of equity calculation utilizing a capital asset pricing model. This analysis indicated the following approximate implied per share equity value reference range for BRE, as compared to the implied per share merger consideration:

Implied Per Share Equity Value Reference Range	Implied Per Share Merger Consideration
$43.99 - $52.62	$55.56

Essex Financial Analyses

Net Asset Value Analysis. Wells Fargo Securities performed a net asset value analysis of Essex as of September 30, 2013 based on Essex’s balance sheet as of that date (pro forma for Essex’s acquisition of two assets in the fourth quarter of calendar year 2013). Wells Fargo Securities calculated the estimated net asset value of Essex’s income-producing properties on an asset-by-asset basis by applying to the calendar year 2014 estimated cash net operating income of such properties, assuming no potential impact of Proposition 13 on such income, blended implied nominal capitalization rates ranging from 4.98% to 5.28% depending on, among other factors, asset quality, location, current occupancy levels and supply/demand dynamics. An estimated net asset value range for Essex’s in-process development pipeline was derived based on a discounted cash flow analysis of project-level cash flows and stabilized yield estimates per Essex’s management. The net asset value analysis also took into account, based on internal estimates of, and other information and data provided by, Essex’s management, (i) Essex’s outstanding preferred stock at its liquidation preference, (ii) management fee income payable to Essex, (iii) Essex’s cash and liabilities as reflected on its balance sheet as of September 30, 2013, including Essex’s indebtedness, which was marked to market utilizing estimated market rates for similar types of indebtedness, and (iv) the estimated value of Essex’s other assets and investments. An implied per share equity value reference range for Essex was then calculated based on Essex’s implied net asset value derived from such analysis divided by the number of fully diluted shares of Essex common stock (including operating partnership units) per Essex’s management. This analysis indicated the following approximate implied per share equity value reference range for Essex common stock, as compared to the per share closing price of Essex common stock on December 17, 2013:

Implied Per Share Equity Value Reference Range	Essex Per Share Closing Stock Price on December 17, 2013
$147.83 - $163.91	$145.51

Selected Publicly Traded Companies Analysis. Wells Fargo Securities reviewed and compared financial and operating data relating to Essex, BRE and the following five selected publicly traded multifamily REITs, referred to as the Essex selected REITs:

•	AvalonBay Communities, Inc.

•	Camden Property Trust

•	Equity Residential

•	Post Properties, Inc.

•	UDR, Inc.

Wells Fargo Securities reviewed fully diluted equity values (including operating partnership units), based on closing stock prices on December 17, 2013, as multiples of calendar year 2014 and calendar year 2015 estimated FFO per share and AFFO per share. The overall low to high calendar year 2014 estimated FFO per share and AFFO per share multiples observed for the Essex selected REITs were 13.4x to 17.4x (with a mean of 15.9x and a median of 16.3x) and 15.6x to 18.9x (with a mean of 17.9x and a median of 18.4x), respectively, and overall low to high calendar year 2015 estimated FFO per share and AFFO per share multiples observed for the Essex selected REITs were 12.6x to 16.1x (with a mean of 14.9x and a median of 15.4x) and 14.6x to 17.6x (with a mean of 16.6x and a median of 17.1x), respectively. Given that BRE’s trading multiples have been impacted by public statements of stockholder activists and news reports concerning a possible sale transaction, Wells Fargo Securities separately reviewed certain financial and operating data relating to BRE for comparison relative to Essex and the Essex selected REITs. The estimated FFO per share and AFFO per share multiples observed for BRE were 20.9x and 23.7x, respectively, for calendar year 2014 and 19.2x and 22.3x, respectively, for calendar year 2015 (based on the closing price of BRE common stock on December 17, 2013) and 19.2x and 21.9x, respectively, for calendar year 2014 and 17.7x and 20.5x, respectively, for calendar year 2015 (based on the closing price of BRE common stock on December 2, 2013, the last trading day prior to news reports regarding a potential merger involving BRE and Essex). Wells Fargo Securities then applied selected ranges of calendar year 2014 estimated FFO per share and AFFO per share multiples of 16.0x to 19.0x and 18.0x to 22.0x, respectively, and selected ranges of calendar year 2015 estimated FFO per share and AFFO per share multiples of 15.0x to 18.0x and 17.0x to 21.0x, respectively, derived from the Essex selected REITs to corresponding data of Essex. Estimated financial data of the Essex selected REITs and BRE were based on publicly available research analysts’ estimates, public filings and other publicly available information. Estimated financial data of Essex was based on internal estimates of the management of Essex. This analysis indicated the following approximate implied per share equity value reference ranges for Essex, as compared to the per share closing price of Essex common stock on December 17, 2013:

Implied Per Share Equity Value Reference Range Based on:		Essex Per Share Closing Stock Price on December 17, 2013
CY2014E FFO/AFFO	CY2015E FFO/AFFO
$131.05 - $160.17	$137.64 - 172.80	$145.51

Dividend Discount Analysis. Wells Fargo Securities performed a dividend discount analysis of Essex to calculate a range of implied present values of the distributable cash flows that Essex was forecasted to generate during the fiscal years ending December 31, 2014 through December 31, 2016 utilizing internal estimates of Essex’s management. Wells Fargo Securities derived implied terminal values by applying to Essex’s estimated forward-year FFO for the fiscal year ending December 31, 2017 a range of terminal FFO multiples of 16.0x to 19.0x based on Wells Fargo Securities’ professional judgment and taking into account, among other things, FFO multiples of the Essex selected REITs. Present values (as of September 30, 2013) of distributable cash flows and terminal values were then calculated by Wells Fargo Securities using a discount rate range of 8.5% to 9.5% derived from a cost of equity calculation utilizing a capital asset pricing model.

This analysis indicated the following approximate implied per share equity value reference range for Essex, as compared to the per share closing price of Essex common stock on December 17, 2013:

Implied Per Share Equity Value Reference Range	Essex Per Share Closing Stock Price on December 17, 2013
$139.83 - $167.90	$145.51

Other Information. Wells Fargo Securities observed certain additional factors that were not considered part of Wells Fargo Securities’ financial analyses with respect to its opinion but were referenced for informational purposes, including the following:

•	implied historical exchange ratios for BRE common stock and Essex common stock, which reflected average implied historical exchange ratios over the six-month, one-year, three-year and five-year periods ended December 17, 2013 of 0.3337x, 0.3297x, 0.3325x and 0.3583x, respectively, as compared to the implied exchange ratio in the merger (calculated as if the merger consideration consisted of all stock) of 0.3818x;

•	historical trading prices of BRE common stock and Essex common stock, which reflected six-month and 12-month volume weighted average prices of approximately $50.95 and $50.44, respectively, for BRE common stock (as of December 2, 2013, the last trading day prior to news reports regarding a potential merger involving BRE and Essex) and approximately $154.76 and $154.44, respectively, for Essex common stock (as of December 17, 2013);

•	publicly available Wall Street research analysts’ reports relating to BRE and Essex, which indicated stock price targets ranging from $52.00 to $59.00 per share for BRE common stock and $150.50 to $189.00 per share for Essex common stock; and

•	the potential pro forma financial impact of the merger after giving effect to, among other things, estimated synergies anticipated by the managements of BRE and Essex to result from the merger on Essex’s calendar years 2014 and 2015 estimated FFO per share and AFFO per share based on internal estimates of the managements of BRE and Essex, which indicated that the merger could be (i) neutral or accretive to Essex’s calendar years 2014 and 2015 estimated FFO per share and (ii) dilutive to Essex’s calendar years 2014 and 2015 estimated AFFO per share. The actual results achieved by the combined company may vary from forecasted results and the variations may be material.

Miscellaneous

Wells Fargo Securities is the trade name for certain capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC. Wells Fargo Securities is an internationally recognized investment banking firm which is regularly engaged in providing financial advisory services in connection with mergers and acquisitions. BRE selected Wells Fargo Securities to act as its financial advisor because of its qualifications, reputation and experience generally and particularly in the real estate industry and its familiarity with BRE and its business. The issuance of Wells Fargo Securities’ opinion was approved by an authorized committee of Wells Fargo Securities.

In connection with its engagement, BRE has agreed to pay Wells Fargo Securities an aggregate fee currently estimated to be approximately $17.1 million, a portion of which was payable upon delivery of its opinion and approximately $15.1 million of which is contingent upon consummation of the merger. BRE has agreed to consider, at the discretion of the BRE Board, the payment to Wells Fargo Securities of an additional fee of up to approximately $1.3 million for its services in connection with the merger. BRE also has agreed to reimburse certain of Wells Fargo Securities’ expenses, including fees and disbursements of Wells Fargo Securities’ counsel, and to indemnify Wells Fargo Securities and certain related parties against certain liabilities, including liabilities under the U.S. federal securities laws, that may arise out of Wells Fargo Securities’ engagement. Wells Fargo Securities and its affiliates provide a full range of investment banking and financial advisory, securities trading, brokerage and lending services in the ordinary course of business, for which Wells Fargo Securities and such affiliates receive customary fees. Wells Fargo Securities and its affiliates in the past have provided, currently are providing, and in the future may provide banking and other financial services to BRE, Essex and their respective affiliates, for which Wells Fargo Securities and its affiliates have received and expect to receive fees, including (i) having acted as a placement agent or joint bookrunner for certain equity or debt offerings of BRE, (ii) acting as a lender under, and as administrative agent or co-lead arranger for, certain credit facilities of BRE, (iii) acting or having acted as a joint book-running manager and/or in other capacities for certain debt offerings of Essex and Essex LP and (iv) acting as a lender under, and as co-lead arranger, joint bookrunner or co-documentation agent for, certain credit facilities of Essex and Essex LP. During the two-year period beginning January 1, 2011 through the third quarter of 2013, the corporate banking and investment banking divisions of Wells Fargo Securities received aggregate fees of approximately $1.5 million from BRE and approximately $3.9 million from Essex and certain of its affiliates for such services unrelated to the merger. In the ordinary course of business, Wells Fargo Securities and its affiliates may actively trade, hold or otherwise effect transactions in the securities or financial instruments (including bank loans or other obligations) of BRE, Essex and their respective affiliates for Wells Fargo Securities’ and its affiliates’ own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities or financial instruments.

Certain Essex Unaudited Prospective Financial Information

Essex does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Essex is including these projections that were made available to the Essex Board and management in connection with the evaluation of the merger. This information also was provided to Essex’s financial advisor to the extent noted below. Certain portions of the information were also made available to the BRE Board and management as well as to BRE’s financial advisor. The inclusion of this information should not be regarded as an indication that any of Essex, BRE, their respective advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that the actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial results cover multiple years, such information by its nature becomes less predictive with each successive year. Essex stockholders and BRE stockholders are urged to review the SEC filings of Essex for a description of the risk factors with respect to the business of Essex. See “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 45 and “Where You Can Find More Information” beginning on page 199. The unaudited prospective financial results were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Neither the independent registered public accounting firm of Essex, nor any other independent accountants, have compiled, examined or performed any audit or other procedures with respect to the unaudited prospective financial results contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of Essex contained in Essex’s Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical consolidated financial statements of Essex. It does not extend to the unaudited prospective financial results and should not be read to do so. Furthermore, the unaudited prospective financial results do not take into account any circumstances or events occurring after the respective dates on which they were prepared.

These unaudited prospective financial results were provided to UBS and used by UBS in connection with the preparation of its financial analyses described above under “The Merger—Opinion of Essex’s Financial Advisor.”

The following table presents selected unaudited prospective financial information for the fiscal years ending 2013 through 2018 for Essex that was prepared on a standalone basis:

	Year Ending December 31,
	2013	2014	2015	2016	2017	2018
	($ in millions)
Net Operating Income (NOI)	$430.4	$473.0	$523.5	$553.6	$577.4	$602.1
Earnings Before Interest Taxes Depreciation and Amortization (EBITDA)	$410.8	$451.7	$501.3	$530.7	$553.6	$577.5
Core FFO	$299.7	$332.0	$370.7	$395.2	$422.0	$453.6

For purposes of the unaudited prospective financial information presented herein, NOI is a non-GAAP financial performance measure that represents revenue less operating expenses, including property taxes. For purposes of the unaudited prospective financial information presented herein, EBITDA is calculated as net income before interest expense, income taxes, depreciation and amortization. In calculating funds from operations, which we refer to as FFO, Essex follows the definition for this measure published by NAREIT. FFO is defined by NAREIT as net income or loss (computed in accordance with GAAP) excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated real estate assets and depreciation and amortization of real estate assets. Core FFO excludes merger and acquisition costs and items that are not related to Essex’s core business activities.

BRE and Essex calculate certain non-GAAP financial metrics including EBITDA, NOI and Core FFO using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this joint proxy statement/prospectus with respect to the opinions of the financial advisors to Essex and BRE may not be directly comparable to one another.

In preparing the foregoing unaudited prospective financial results, Essex made a number of assumptions and estimates regarding, among other things, future interest rates, Essex’s future stock price, the level of future investments by Essex and the yield to be achieved on such investments, financing of future investments, including leverage ratios, future property sales by Essex, future mortgage and receivable loan payoffs to Essex, the ability to refinance certain of Essex’s outstanding secured and unsecured debt and the terms of any such refinancing, and future capital expenditures and dividend rates. Essex management believes these assumptions and estimates were reasonably prepared, but these assumptions and estimates may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on pages 35 and 45, respectively, and in Essex’s Annual Report on Form 10-K for the year ended December 31, 2012, and subsequent quarterly reports on Form 10-Q, which are incorporated by reference into this joint proxy statement/prospectus. All of these uncertainties and contingencies are difficult to predict and many are beyond the control of Essex and/or BRE and will be beyond the control of the Combined Company.

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial results set forth above. The inclusion of the above unaudited prospective financial results in this joint proxy statement/prospectus should not be regarded as an indication that Essex, BRE, or their respective officers, directors, affiliates, advisors or other representatives consider such information to be necessarily predictive of actual future events. There can be no assurance that projected results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial results, whether or not the merger is completed. In addition, the above unaudited prospective financial results do not give effect to the merger. None of Essex, BRE, or their respective officers, directors, affiliates, advisors or other representatives has made any representations regarding the ultimate performance of Essex compared to the information included in the above unaudited prospective financial results.

Essex stockholders and BRE stockholders are urged to review Essex’s most recent SEC filings for a description of Essex’s results of operations and financial condition and capital resources during 2012, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Essex’s Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this joint proxy statement/prospectus.

See “Where You Can Find More Information” beginning on page 199.

ESSEX DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL RESULTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL RESULTS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

Certain BRE Unaudited Prospective Financial Information

BRE does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, BRE is including these projections that were made available to the BRE Board and management in connection with the evaluation of the merger. This information also was provided to BRE’s financial advisor to the extent noted below. Certain portions of the information were also made available to the Essex Board and management as well as to Essex’s financial advisor. The inclusion of this information should not be regarded as an indication that any of BRE, Essex, their respective advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. BRE stockholders and Essex stockholders are urged to review the SEC filings of BRE for a description of risk factors with respect to the business of BRE. See “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 45 and “Where You Can Find More Information” beginning on page 199. The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the published guidelines established by the American Institute of Certificate Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions.

Neither the independent registered public accounting firm of BRE nor any other independent accountants have compiled, examined, or performed any audit or other procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of BRE contained in BRE’s Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this joint proxy statement/prospectus, relates to the consolidated historical financial statements of BRE and it does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the respective dates on which they were prepared.

In preparing the unaudited prospective financial results, BRE’s management assumed external growth and debt recapitalization plans. The external growth and debt recapitalization assumptions include assumptions about BRE’s access to debt and equity capital markets and the future issuance of senior unsecured debt and BRE common stock. The issuance of BRE common stock is dilutive to BRE’s unaudited prospective financial results on a per share basis. These unaudited prospective financial information was provided to Wells Fargo Securities for use in connection with its financial analyses described above in the section entitled “The Merger—Opinion of BRE’s Financial Advisor.” The following table presents selected unaudited prospective financial information for the fiscal years ending 2013 through 2016:

	2013	2014	2015	2016
	($ in millions)
Revenue	$403.6	$426.7	$461.8	$478.6
Funds From Operations (FFO)	$195.2	$200.7	$219.5	$233.5
Adjusted Funds from Operations (AFFO)	$166.7	$175.3	$193.1	$206.1

FFO and AFFO are non-GAAP measures that BRE believes are important to understanding BRE’s operations. BRE believes FFO is an important supplemental measure of operating performance because it excludes the effects of depreciation and amortization (which is based on historical costs and which may be of limited relevance in evaluating current performance). BRE believes AFFO is an important supplemental measure of operating performance because, it is a measure of residual cash flow available for stockholders and a measure that can be analyzed in conjunction with BRE’s ability to pay dividends. AFFO is calculated by reducing FFO for recurring capital expenditures. BRE believes that net income is the most directly comparable GAAP measure to FFO and AFFO.

In preparing the foregoing unaudited prospective financial results, BRE made a number of assumptions and estimates regarding, among other things, future interest rates, BRE’s future stock price, the level of future investments by BRE and the yield to be achieved on such investments, financing of future investments, including leverage ratios, future property sales by BRE, future mortgage and receivable loan payoffs to BRE, the ability to refinance certain of BRE’s outstanding secured and unsecured debt and the terms of any such refinancing, and future capital expenditures and dividend rates. BRE management believes these assumptions and estimates were reasonably prepared, but these assumptions and estimates may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on pages 35 and 45, respectively, and in BRE’s Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this joint proxy statement/prospectus. All of these uncertainties and contingencies are difficult to predict and many are beyond the control of BRE and/or Essex and will be beyond the control of the Combined Company.

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial results set forth above. The inclusion of the above unaudited prospective financial results in this joint proxy statement/prospectus should not be regarded as an indication that BRE, Essex, or their respective officers, directors, affiliates, advisors or other representatives consider such information to be necessarily predictive of actual future events. There can be no assurance that the projected results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial results, whether or not the merger is completed. In addition, the above unaudited prospective financial results do not give effect to the merger. None of BRE, Essex, or their respective officers, directors, affiliates, advisors or other representatives has made any representations regarding the ultimate performance of BRE compared to the information included in the above unaudited prospective financial results.

BRE stockholders and Essex stockholders are urged to review BRE’s most recent SEC filings for a description of BRE’s results of operations and financial condition and capital resources during 2012, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in BRE’s Annual Report on Form 10-K for the year ended December 31, 2012, and subsequent quarterly reports on Form 10-Q, which are incorporated by reference into this joint proxy statement/prospectus.

See “Where You Can Find More Information” beginning on page 199.

BRE DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL RESULTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL RESULTS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

Interests of Essex’s Directors and Executive Officers in the Merger

Essex has adopted a merger bonus program for key Essex personnel pursuant to which certain Essex personnel, including senior executive officers, will be eligible to receive a cash bonus if both the merger closes and the eligible executive remains employed at the applicable payment date. Pursuant to this program, Essex is authorized to pay up to $8,000,000 in aggregate cash bonuses. Employees at the senior vice president level or higher will receive 2/3rds of their bonus if they remain employed at the 12 month anniversary of the merger closing and the remaining 1/3rd at the 18 month anniversary of the merger closing.

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of Essex’s named executive officers, that is based on or otherwise relates to the transactions contemplated under the merger agreement.

Named Executive Officers	Other ($)(1)	Total ($)
Michael Schall	550,000	550,000
Michael Dance	500,000	500,000
John D. Eudy	500,000	500,000
Craig K. Zimmerman	500,000	500,000
John F. Burkart	550,000	550,000

(1)	In connection with the proposed acquisition of BRE and in light of the additional management time and effort necessary to close the merger and integrate the two companies’ operations, Essex has adopted a merger retention bonus program for key Essex personnel pursuant to which certain Essex personnel, including its named executive officers, Messrs. Schall, Dance, Eudy, Zimmerman and Burkart, will be eligible to receive a cash retention bonus if both the merger closes and the eligible named executive officer remains employed at the applicable payment date. A named executive officer will receive two-thirds of his bonus if he remains employed through the 12 month anniversary of the closing of the merger and the remaining one-third if he remains employed through the 18 month anniversary of the closing of the merger.

Other than as described above, none of Essex’s executive officers or members of the Essex Board is party to an arrangement with Essex, or participates in any Essex plan, program or arrangement that provides such executive officer or board member with financial incentives that are contingent upon consummation of the merger.

Interests of BRE’s Directors and Executive Officers in the Merger

In considering the recommendation of the BRE Board to approve the merger and the other transactions contemplated by the merger agreement, BRE stockholders should be aware that executive officers and directors of BRE have certain interests in the merger that may be different from, or in addition to, the interests of BRE stockholders generally. These interests may create potential conflicts of interest. The BRE Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the merger agreement. These interests include the following:

Conversion of Outstanding Shares Pursuant to the Merger

Shares of BRE common stock owned by executive officers and directors of BRE will be converted into the right to receive the merger consideration on the same terms and conditions as the other stockholders of BRE. As of January 16, 2014 the executive officers and directors of BRE beneficially owned, in the aggregate, 526,327 shares of BRE common stock, excluding shares of BRE common stock issuable upon (i) exercise of stock options to acquire shares of BRE common stock, which we refer to as BRE stock options, granted under the Amended and Restated 1999 BRE Stock Incentive Plan, which we refer to as the 1999 Plan, and the Fifth Amended and Restated Non-Employee Director Stock Option and Restricted Stock Plan, which we refer to as the Non-Employee Director Plan, and (ii) settlement of certain rights to receive additional shares of BRE common stock upon the achievement of BRE performance goals which are associated with certain BRE restricted stock awards granted under the 1999 Plan and the Non-Employee Director Plan. If all of the shares of BRE common stock beneficially owned by the executive officers and directors as of January 16, 2014 (other than shares of BRE common stock issuable with respect to BRE stock options and BRE restricted stock) were converted to shares of Essex common stock in the merger, then the executive officers and directors would receive an aggregate of $6,489,612, representing the cash consideration portion of the merger consideration, and 156,372 shares of Essex common stock pursuant to the merger, which based on the closing price of Essex common stock on January 23, 2014 would have an aggregate value of $24,181,366.

Treatment of BRE Stock Options

Under the merger agreement, at the effective time of the merger, each BRE stock option that is outstanding and unexercised immediately prior to the effective time of the merger, whether or not then vested or exercisable, will be assumed by Essex and converted into a stock option to acquire the number of whole shares of Essex common stock equal to the product of (i) the number of shares of BRE common stock subject to the BRE stock option and (ii) the sum of 0.2971 and the quotient obtained by dividing (x) the per share cash consideration portion of the merger consideration by (y) the volume weighted average of Essex common stock over a ten-day trading period starting with the opening of trading on the first trading day to the closing of the second to last trading day prior to the closing date of the transactions contemplated by the merger agreement, the sum of which we refer to as the Stock Award Exchange Ratio. The exercise price per share of Essex common stock subject to each such assumed option will be equal to the quotient obtained by dividing (a) the exercise price per share of BRE common stock of such BRE stock option by (b) the Stock Award Exchange Ratio. Except as described above, each such assumed stock option will continue to have, and will be subject to, the same terms and conditions as applied to the BRE stock option immediately prior to the effective time of the merger (but taking into account any changes provided for in the applicable Company Equity Plan (as defined in the merger agreement), in any award agreement, or in such BRE stock option by reason of the merger or the merger agreement).

Treatment of BRE Restricted Stock

Under the merger agreement, at the effective time of the merger, each outstanding and unvested share of BRE restricted stock (including any associated right to the issuance of additional shares of BRE common stock upon the achievement of BRE performance goals) will be assumed by Essex and will be converted into an award of Essex restricted stock for that number of shares of Essex common stock equal to product of (i) the number of shares of BRE common stock underlying the BRE restricted stock award, and (ii) the Stock Award Exchange Ratio. To the extent any such BRE restricted stock is subject to performance vesting and, following the effective time of the merger, the performance metrics applicable to such BRE restricted stock otherwise cease to be measurable on substantially similar terms as immediately prior to the effective time of the merger, then the Essex restricted stock will vest based on target performance at the time and, subject to any applicable payment conditions, prescribed by the terms in effect for such BRE restricted stock immediately prior to the effective time of the merger. Except as described above, each such assumed award of restricted stock will continue to have, and will be subject to, the same terms and conditions as applied to the BRE restricted stock immediately prior to the effective time of the merger (but taking into account any changes provided for in the applicable Company Equity Plan or in any award agreement by reason of the merger or the merger agreement).

Directors of the Combined Company after the Merger

Under the terms of the merger agreement, BRE will designate three members of the existing BRE Board reasonably acceptable to the Essex Board to be appointed to the Combined Company board of directors as of the effective time of the merger. Under the terms of the merger agreement, each BRE designee will serve until the next annual meeting of the Combined Company stockholders (and until their successors have been duly elected and qualified) and are entitled to be nominated by the Essex Board for reelection at the next subsequent annual meeting of the Combined Company stockholders. The BRE designees will be entitled to receive fees and other compensation and participation in options, share or other benefit plans in the same manner as other non-employee directors of the Combined Company.

Indemnification and Insurance

For a period of six years after the effective time of the merger, the surviving entity will honor and fulfill the obligations of BRE under BRE’s charter, bylaws, or the Indemnification Agreements (as defined below). Without limiting the foregoing, for a period of six years after the effective time of the merger, pursuant to the terms of the merger agreement and subject to certain limitations, the Combined Company will indemnify and hold harmless, among others, each officer and director of BRE, for actions at or prior to the effective time of the merger, including with respect to the transactions contemplated by the merger agreement. In addition, pursuant to the terms of the merger agreement and subject to certain limitations, prior to the effective time of the merger, BRE may purchase for a period of six years after the effective time of the merger, a “tail” prepaid insurance policy or policies of up to the same coverage and amounts and containing comparable terms and conditions as BRE’s existing policies with respect to directors’ and officers’ liability insurance with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the effective time of the merger, provided that such “tail” insurance policy may not exceed 250% of the annual premiums paid as of the date of the merger agreement for directors’ and officers’ liability insurance, or the Base Premium, and further provided that if such insurance cannot be obtained, BRE may purchase the most advantageous “tail” insurance policy obtainable for a cost equal to the Base Premium . These interests are described in detail below at “The Merger Agreement—Covenants and Agreements—Indemnification of Directors and Officers; Insurance.”

The BRE Board was aware of the interests described in this section and considered them, among other matters, in approving the merger agreement and making its recommendation that BRE stockholders approve the merger and the other transactions contemplated by the merger agreement. See “The Merger—Recommendation of the BRE Board and Its Reasons for the Merger.”

Employment Agreements and Severance Policy

Employment Agreements. BRE is party to the Employment Agreements with each of its NEOs. The Employment Agreements provide that, upon certain terminations of employment during the twelve-month period following a change in control, the NEOs will become entitled to receive certain severance payments and benefits, as described below.

•	Voluntary Termination without Good Reason. Upon an NEO’s voluntary termination without good reason within twelve months following a change in control, the NEO will be entitled to receive a lump sum payment equal to the sum of: (i) the estimated annual bonus that the NEO would have earned for the year of termination, pro-rated through the date of termination; (ii) 100% of his or her then annual base salary; plus (iii) the average of the annual bonus awarded in the prior two years. The NEO would only become entitled to receive the amounts described in the foregoing clauses (ii) and (iii) if the NEO provided ninety days’ written notice of termination and assisted with the transition during that period.

•

Voluntary Termination with Good Reason or Termination Other than for Cause. Upon an NEO’s voluntary termination with good reason or an NEO’s termination by BRE other than for good cause, in either case, within twelve months following a change in control, the NEO will be entitled to receive a lump sum equal to: (i) the estimated annual bonus that the NEO would have earned for the year of termination, pro-rated through the date of termination; plus (ii) two times the sum of (a) his or her then annual base salary and (b) the average of the annual bonuses earned for the preceding two years. In addition, the performance/service share awards, restricted stock and all then-outstanding, unvested options held by the NEO will vest (at target levels with respect to performance share awards for which the performance period has not ended prior to the date of termination) in connection with such termination of employment. The foregoing payments and benefits are subject to and conditioned upon the NEO’s execution and non-revocation of a release of claims against BRE and its representatives.

If any severance payments or benefits would constitute a “parachute payment,” and would be subject to the excise tax imposed by Section 4999 of the Code, the aggregate benefits will either be delivered in full or delivered in a lesser amount that would result in no portion of the aggregate benefits being subject to the excise tax, whichever results in the receipt by the NEO of the greatest amount of aggregate benefits on an after-tax basis.

Severance Policy. BRE also maintains a severance policy covering each NEO. Pursuant to BRE’s severance policy, upon a qualifying termination of employment within twelve months following a change in control, each NEO will be entitled to receive an amount in cash equal to the cost of six months of BRE-subsidized health care coverage plus six months of BRE-paid outplacement services.

It is currently contemplated that at or following the effective time of the merger, Ms. Moore’s employment will terminate. As disclosed in BRE’s Current Report on Form 8-K dated April 3, 2013, Mr. Fanwick gave notice of his intent to retire from BRE on March 31, 2014.

Section 16 Matters

Pursuant to the merger agreement, prior to the effective time of the merger, BRE may take all steps as may be required or advisable to cause to be exempt under Rule 16b-3 under the Exchange Act any dispositions of shares of BRE common stock (including derivative securities with respect to such shares) that are treated as dispositions under Rule 16b-3 and result from the transactions contemplated under the merger agreement by each officer or director of BRE who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to BRE.

Security Ownership of BRE’s Directors and Executive Officers and Current Beneficial Owners

The following table sets forth information regarding the beneficial ownership of BRE common stock as of January 16, 2014 by:

•	each person known by BRE to be the beneficial owner of more than 5% of the outstanding shares of BRE based solely upon the amounts and percentages contained in the public filings of such persons;

•	each of BRE’s officers and directors; and

•	all of BRE’s officers and directors as a group.

Name and address(1)	Number of shares owned directly	Unvested RSU Shares	Number of Common Shares(2)	Shares Upon Exercise of Options(3)	Total Shares Beneficially owned(2)	Percentage Beneficially owned(2)(4)
The Vanguard Group, Inc.(5)	9,775,159	—	9,775,159	—	9,775,159	12.6%
Cohen & Steers Capital Management, Inc.(6)	6,343,140	—	6,343,140	—	6,343,140	8.2%
BlackRock, Inc.(7)	5,556,884	—	5,556,884	—	5,556,884	7.2%
CBRE Clarion Securities, LLC(8)	5,319,010	—	5,319,010	—	5,319,010	6.8%
Constance B. Moore (D,O)	274,744	183,265	458,009	49,457	507,466	—
Stephen C. Dominiak (O)	39,847	53,576	93,423	23,818	117,241	—
Jeanne R. Myerson (D)	31,670	—	31,670	10,481	42,151	—
Kerry Fanwick (O)	19,329	50,977	70,306	17,525	87,831	—
John A. Schissel (O)	18,541	44,435	62,976	17,568	80,544	—
Matthew T. Medeiros (D)	17,472	—	17,472	20,428	37,900	—
Irving F. Lyons, III (D)	21,190	—	21,190	11,332	32,522	—
Christopher J. McGurk (D)	15,074	—	15,074	11,332	26,406	—
Scott A. Reinert (O)	724	39,143	39,867	2,130	41,997	—
Thomas E. Robinson (D)	18,372	—	18,372	—	18,372	—
Thomas P. Sullivan (D)	17,954	—	17,954	—	17,954	—
Dennis E. Singleton (D)	14,732	—	14,732	—	14,732	—
Paula F. Downey (D)	13,684	—	13,684	—	13,684	—
Jeffrey T. Pero (D)	12,062	—	12,062	—	12,062	—
All Directors and executive officers as a group	526,327	394,474	920,801	167,897	1,088,698	1.4%

(1)	Unless otherwise indicated, the address for each of the persons listed is c/o BRE Properties, Inc., 525 Market Street, 4th Floor, San Francisco, CA 94105.
(2)	The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities and are based on 77,672,084 common shares entitled to a vote outstanding as of January 16, 2014. Except as otherwise indicated, each individual has sole voting and sole investment power with regard to the shares owned.
(3)	Reflects shares of common stock that may be purchased upon the exercise of stock options that were exercisable as of January 16, 2014.
(4)	Except where otherwise indicated, does not exceed 1%.
(5)	The entity has a business address of 100 Vanguard Blvd., Malvern, PA 19355.
(6)	The entity has a business address of 280 Park Ave., New York, NY 10017.
(7)	The entity has a business address of 40 East 52nd Street, New York, NY 10022.
(8)	The entity has a business address of 201 King of Prussia Road, Suite 600, Radnor, PA 19087.

Regulatory Approvals Required for the Merger

Essex and BRE are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the merger or the other transactions contemplated by the merger agreement.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of the material U.S. federal income tax consequences of the merger to U.S. holders and non-U.S. holders (each as defined below) of shares of BRE common stock and of the ownership and disposition of Combined Company common stock received in the merger.

This discussion assumes that holders of BRE common stock and holders of Combined Company common stock hold such common stock as a capital asset within the meaning of Section 1221 of the Code. This discussion is based upon the Code, Treasury regulations promulgated under the Code, which we refer to as the Treasury Regulations, judicial decisions and published administrative rulings, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address (i) U.S. federal taxes other than income taxes, (ii) state, local or non-U.S. taxes or (iii) tax reporting requirements, in each case, as applicable to the merger. In addition, this discussion does not address U.S. federal income tax considerations applicable to holders of shares of BRE common stock that are subject to special treatment under U.S. federal income tax law, including, for example:

•	financial institutions;

•	pass-through entities (such as entities treated as partnerships for U.S. federal income tax purposes);

•	insurance companies;

•	broker-dealers;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold shares of BRE common stock (or, following the effective time of the merger, Combined Company common stock) as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated transaction for U.S. federal income tax purposes;

•	regulated investment companies;

•	real estate investment trusts;

•	certain U.S. expatriates;

•	U.S. holders whose “functional currency” is not the U.S. dollar; and

•	persons who acquired their shares of BRE common stock (or, following the effective time of the merger, Combined Company common stock) through the exercise of an employee stock option or otherwise as compensation.

For purposes of this discussion, a “holder” means a beneficial owner of shares of BRE common stock (or, following the effective time of the merger, of the Combined Company common stock), and a “U.S. holder” means a holder that is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (A) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (B) has a valid election in place under the Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of BRE common stock (or, following the effective time of the merger, Combined Company common stock) other than a U.S. holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of BRE common stock (or, following the merger, Combined Company common stock), the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Any partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds shares of BRE common stock (or, following the merger, the Combined Company common stock), and the partners in such partnership (as determined for U.S. federal income tax purposes), should consult their tax advisors.

In addition, holders who also own BRE preferred stock should consult their tax advisors regarding any special tax consequences of the merger to them.

This discussion of material U.S. federal income tax consequences of the merger is not binding on the IRS. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any described herein.

THE U.S. FEDERAL INCOME TAX RULES APPLICABLE TO THE MERGER AND TO REITS GENERALLY ARE HIGHLY TECHNICAL AND COMPLEX. HOLDERS OF SHARES OF BRE COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, THE OWNERSHIP OF COMMON STOCK OF THE COMBINED COMPANY, AND THE COMBINED COMPANY’S QUALIFICATION AS A REIT, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS, AND POTENTIAL CHANGES IN APPLICABLE TAX LAWS, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Tax Opinions from Counsel Regarding the Merger

It is a condition to the completion of the merger that Latham & Watkins LLP and Goodwin Procter LLP each renders a tax opinion to its client to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Latham & Watkins LLP and Goodwin Procter LLP counsel are providing opinions to BRE and Essex, respectively, to similar effect in connection with the filing of this Registration Statement. Such opinions will be subject to customary exceptions, assumptions and qualifications, and will be based on representations made by BRE and Essex regarding factual matters (including those contained in tax representation letters provided by BRE and Essex), and covenants undertaken by BRE and Essex. If any assumption or representation is inaccurate in any way, or any covenant is not complied with, the tax consequences of the merger could differ from those described in the tax opinions and in this discussion. These tax opinions represent the legal judgment of counsel rendering the opinion and are not binding on the IRS or the courts. No ruling from the IRS has been or will be requested in connection with the merger, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the conclusions set forth in the tax opinions. If the condition relating to either tax opinion to be delivered at closing is waived, this joint proxy statement/prospectus will be amended and recirculated.

As noted and subject to the qualifications above, in the opinion of Latham & Watkins LLP and Goodwin Procter LLP, the merger of BRE with and into Essex will qualify as a reorganization within the meaning of Section 368(a) of the Code. Accordingly:

•	BRE will not recognize any gain or loss as a result of the merger.

•	A holder will recognize gain, to the extent of the lesser of (1) the total amount of cash received by such stockholder in the merger (other than cash received in lieu of a fractional share of Combined Company common stock); and (2) the difference between (a) the sum of the fair market value of the Combined Company common stock received in the merger plus the amount of cash received in the merger (other than cash received in lieu of a fractional share of Combined Company common stock), and (b) the stockholder’s tax basis in the shares of BRE common stock surrendered in exchange therefor.

•	No loss will be recognized, except for loss resulting from the receipt of cash in lieu of a fractional share of Combined Company common stock.

•	If a holder acquired different blocks of shares of BRE common stock at different times or different prices, Treasury Regulations provide guidance on how such holder may allocate its tax basis to shares of the Combined Company common stock received in the merger. Holders that hold multiple blocks of shares of BRE common stock should consult their tax advisors regarding the proper allocation of their basis among shares of Combined Company common stock received in the merger under these Treasury Regulations.

•

Any gain recognized generally will be capital gain, provided that the cash consideration received does not have the effect of the distribution of a dividend within the meaning of Section 356(a)(2) of the

Code (including through the application of Section 302 of the Code). Such capital gain will be long-term capital gain if the shares of BRE common stock exchanged were held for more than one year. Whether or not the cash consideration received by any stockholder could be considered essentially equivalent to, or having the effect of, a dividend will depend on the stockholder’s particular situation. Each holder of shares of BRE common stock should consult its own tax advisor as to the applicability of these rules to them.

•	The aggregate tax basis of the Combined Company common stock received (including any fractional share interests deemed received and redeemed for cash as described below) by a holder will be the same as the aggregate tax basis of the shares of BRE common stock surrendered in exchange therefor, reduced by the amount of cash received in the merger (excluding cash received in lieu of a fractional share of Combined Company common stock) and increased by the amount of any gain or dividend income recognized in the merger (excluding any gain recognized as a result of any cash received in lieu of a fractional share of Combined Company common stock). Holders of shares of BRE common stock who hold multiple blocks of shares of BRE common stock should consult their tax advisors regarding the proper allocation of their basis among Combined Company common stock received.

•	The holding period of the Combined Company common stock received by a holder in connection with the merger will include the holding period of the shares of BRE common stock surrendered in the merger.

•	Cash received by a holder in lieu of a fractional share of Combined Company common stock in the merger will be treated as if such fractional share had been issued in the merger and then redeemed by the Combined Company, and such holder generally will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the holder’s tax basis in such fractional share. Such capital gain or loss will be long-term capital gain or loss if the holder’s holding period in respect of such fractional share is greater than one year. Certain non-corporate holders are generally subject to tax on long-term capital gains at reduced rates under current law. The deductibility of capital losses is subject to certain limitations.

•	Non-U.S. holders of shares of BRE common stock generally will not be subject to U.S. federal income tax on amounts described above (other than dividends) if (1) such non-U.S. holder has owned, actually or constructively, 5% or less of BRE’s outstanding common stock during the five-year period ending on the date of the merger (or, if shorter, the period during which the non-U.S. holder held the stock) or (2) BRE is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its outstanding shares are held directly or indirectly by non-U.S. holders. Because BRE is publicly traded, it cannot be certain that it is domestically controlled. If BRE is not domestically controlled, a non-U.S. holder that owns more than 5% in value of BRE’s common stock will be subject to U.S. federal income tax on that holder’s gain in their BRE common stock unless (A) the Combined Company is not domestically-controlled, (B) either the Combined Company common stock is not regularly traded on an established securities market or the non-U.S. holder receives more than 5% in value of the Combined Company common stock if such common stock is regularly traded on an established securities market, and (C) the non-U.S. holder complies with certain U.S. return filing requirements, in which case only the gain attributable to fractional shares exchanged for cash shall be subject to U.S. federal income tax. If a non-U.S. holder is subject to tax on its exchange of BRE common stock in the merger, its gain will be measured by the excess of (i) the sum of the fair market value of the Combined Company stock received in the exchange plus any cash received over (ii) the non-U.S. holder’s adjusted tax basis in its BRE common stock.

•	If the cash consideration received by a non-U.S. holder could be considered to be essentially equivalent to, or having the effect of, a dividend, as discussed above, such dividend generally will be treated as ordinary income and will be subject to withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty.

Asset Sale and Special Distribution

For U.S. federal income tax purposes, it is intended that (a) the Asset Sale be treated as a taxable sale by BRE of the assets subject to the Asset Sale, and (b) the Special Distribution be treated as a dividend distribution to U.S. holders of shares of BRE common stock to the extent of BRE’s current and accumulated earnings and profits. BRE intends to designate the Special Distribution as a capital gain dividend to the extent permitted by the Code, and that the tax consequences described below under the applicable sections under “—U.S. Federal Income Tax Considerations for Holders of the Combined Company Common Stock,” replacing all references to “Combined Company common stock” with “BRE common stock,” will apply to U.S. holders and non U.S. holders who receive the Special Distribution.

Notwithstanding the intended U.S. federal income tax treatment described above, the proper federal income tax treatment of the Asset Sale and Special Distribution is not entirely clear. It is possible that the IRS could treat the Special Distribution as additional cash consideration in the merger. The consequences upon a recharacterization of the Special Distribution as additional merger consideration would generally be as described under “—Tax Opinions from Counsel Regarding the Merger” treating the amount of the Special Distribution as additional cash received in the merger and not as a distribution by BRE.

Backup Withholding

Certain holders of shares of BRE common stock may be subject to backup withholding with respect to any cash received in the merger or the Special Distribution. Backup withholding generally will not apply, however, to a holder of shares of BRE common stock that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9, or provides a properly completed IRS Form W-8BEN, or is otherwise exempt from backup withholding and provides appropriate proof of the applicable exemption. Backup withholding is not an additional tax and any amounts withheld will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS.

Tax Opinions from Counsel Regarding REIT Qualification of BRE and Essex

It is a condition to the obligation of Essex to complete the merger that Essex receive an opinion from Latham & Watkins LLP to the effect that, for all taxable years commencing with BRE’s taxable year ended December 31, 1997 through its taxable year which ends with the merger, BRE has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code. The opinion of Latham & Watkins LLP will be subject to customary exceptions, assumptions and qualifications, and be based on representations made by BRE regarding factual matters (including those contained in a tax representation letter provided by BRE) relating to the organization and operation of BRE and its subsidiaries.

It is a condition to the obligation of BRE to complete the merger that BRE receive an opinion from Goodwin Procter LLP (or other counsel to Essex reasonably acceptable to BRE) to the effect that, for all taxable years commencing with Essex’s taxable year ended December 31, 2009, Essex has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its past, current, and intended future organization and operations will permit Essex (as the Combined Company) to continue to qualify for taxation as a REIT under the Code for its taxable year that includes the merger and subsequent taxable years. The opinion of Goodwin Procter LLP (or such other counsel) will be subject to customary exceptions, assumptions and qualifications, and be based on representations made by BRE and Essex regarding factual matters (including those contained in tax representation letters provided by BRE and Essex), and covenants undertaken by Essex, relating to the organization and operation of the Combined Company and its subsidiaries.

Neither of the opinions described above will be binding on the IRS or the courts. The Combined Company intends to continue to operate in a manner to qualify as a REIT following the merger, but there is no guarantee that it will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depends upon the ability of the Combined Company to meet, through actual annual (or, in some cases, quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of the Combined Company, there can be no assurance that the actual operating results of the Combined Company will satisfy the requirements for taxation as a REIT under the Code for any particular tax year.

Tax Liabilities and Attributes Inherited from BRE

If BRE failed to qualify as a REIT for any of its taxable years for which the applicable period for assessment had not expired, BRE would be liable for (and the Combined Company would be obligated to pay) U.S. federal income tax on its taxable income for such years at regular corporate rates, and, assuming the merger qualified as a reorganization within the meaning of Section 368(a) of the Code, the Combined Company would be subject to tax on the built-in gain on each BRE asset existing at the time of the merger if the Combined Company were to dispose of the BRE asset within a statutory period, which could extend for up to ten years following the merger. Such tax would be imposed at the highest regular corporate rate in effect at the date of the sale. Furthermore, after the merger, the asset and income tests will apply to all of the assets of the Combined Company, including the assets the Combined Company acquires from BRE, and to all of the income of the Combined Company, including the income derived from the assets the Combined Company acquires from BRE. As a result, the nature of the assets that the Combined Company acquires from BRE and the income the Combined Company derives from those assets may have an effect on the tax status of the Combined Company as a REIT.

Qualification as a REIT requires BRE to satisfy numerous requirements, some on an annual and others on a quarterly basis, as described below with respect to BRE. There are only limited judicial and administrative interpretations of these requirements, and qualification as a REIT involves the determination of various factual matters and circumstances which were not entirely within the control of BRE.

Tax Liabilities and Attributes of Essex

If Essex failed to qualify as a REIT for any of its taxable years for which the applicable period for assessment had not expired, Essex would be liable for (and the Combined Company would be obligated to pay) U.S. federal income tax on its taxable income at regular corporate rates. Furthermore, Essex (and the Combined Company) would not be able to re-elect REIT status until the fifth taxable year after the first taxable year in which such failure occurred.

Material U.S. Federal Income Tax Considerations Applicable to Holders of the Combined Company Common Stock

This section summarizes the material U.S. federal income tax consequences generally resulting from the election of Essex to be taxed as a REIT and the ownership of common stock of the Combined Company. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and the holders of certain of its common stock under current law. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

Taxation of REITs in General

BRE and Essex have each elected to be taxed as a REIT. Essex elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 1994. Essex believes that it has been organized and operated in a manner which allows Essex and the Combined Company to qualify for taxation as a REIT under the Code commencing with the taxable year ended December 31, 1994.

Essex currently intends to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon the ability of the Combined Company to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that Essex has been organized and has operated, or that the Combined Company will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT.

Provided the Combined Company qualifies for taxation as a REIT, the Combined Company generally will be allowed to deduct dividends paid to its stockholders, and, as a result, the Combined Company generally will not be subject to U.S. federal income tax on that portion of its ordinary income and net capital gain that it currently distributes to its stockholders. The Combined Company expects to make distributions to its stockholders on a regular basis as necessary to avoid material U.S. federal income tax and to comply with the REIT requirements. See “—Annual Distribution Requirements” below.

Notwithstanding the foregoing, even if the Combined Company qualifies for taxation as a REIT, it nonetheless may be subject to U.S. federal income tax in certain circumstances, including the following:

•	The Combined Company will be required to pay U.S. federal income tax on its undistributed REIT taxable income, including net capital gain;

•	The Combined Company may be subject to the “alternative minimum tax;”

•	The Combined Company may be subject to tax at the highest corporate rate on certain income from “foreclosure property” (generally, property acquired by reason of default on a lease or indebtedness held by it);

•	The Combined Company will be subject to a 100% U.S. federal income tax on net income from “prohibited transactions” (generally, certain sales or other dispositions of property, sometimes referred to as “dealer property,” held primarily for sale to customers in the ordinary course of business) unless the gain is realized in a “taxable REIT subsidiary,” or TRS, or such property has been held by the Combined Company for at least two years and certain other requirements are satisfied;

•	If the Combined Company fails to satisfy the 75% gross income test or the 95% gross income test (discussed below), but nonetheless maintains its qualification as a REIT pursuant to certain relief provisions, the Combined Company will be subject to a 100% U.S. federal income tax on the greater of (i) the amount by which it fails the 75% gross income test or (ii) the amount by which it fails the 95% gross income test, in either case, multiplied by a fraction intended to reflect its profitability;

•	If the Combined Company fails to satisfy any of the asset tests, other than a failure of the 5% or the 10% asset tests that qualifies under the De Minimis Exception, and the failure qualifies under the General Exception, as described below under “—Qualification as a REIT—Asset Tests,” then the Combined Company will have to pay an excise tax equal to the greater of (i) $50,000 and (ii) an amount determined by multiplying the net income generated during a specified period by the assets that caused the failure by the highest U.S. federal income tax applicable to corporations;

•	If the Combined Company fails to satisfy any REIT requirements other than the income test or asset test requirements, described below under “—Qualification as a REIT—Income Tests” and “—Qualification as a REIT—Asset Tests,” respectively, and the Combined Company qualifies for a reasonable cause exception, then the Combined Company will have to pay a penalty equal to $50,000 for each such failure;

•	The Combined Company will be subject to a 4% nondeductible excise tax if certain distribution requirements are not satisfied;

•	The Combined Company may be required to pay monetary penalties to the IRS in certain circumstances, including if the Combined Company fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Recordkeeping Requirements”;

•	If the Combined Company acquires any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in the Combined Company’s hands is less than the fair market value of the asset, in each case determined at the time it acquired the asset, and it subsequently recognizes gain on the disposition of the asset during the ten-year period beginning on the date on which it acquired the asset, then it will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) its adjusted basis in the asset, in each case determined as of the date on which it acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which the Combined Company acquires the asset from the C corporation. Treasury Regulations exclude from the application of this built-in gains tax any gain from the sale of property acquired by a REIT in an exchange under Section 1031 (a like kind exchange) or Section 1033 (an involuntary conversion) of the Code;

•	The Combined Company will be required to pay a 100% tax on any redetermined rents, redetermined deductions, and excess interest. In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of its non-TRS tenants by one of its TRSs. Redetermined deductions and excess interest generally represent amounts that are deducted by a TRS for amounts paid to the Combined Company that are in excess of the amounts that would have been deducted based on arm’s-length negotiations; and

•	Income earned by the Combined Company’s TRSs or any other subsidiaries that are C corporations will be subject to tax at regular corporate rates.

No assurance can be given that the amount of any such U.S. federal income taxes will not be substantial. In addition, the Combined Company and its subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on assets and operations. The Combined Company could also be subject to tax in situations and on transactions not presently contemplated.

Qualification as a REIT

In General. The REIT provisions of the Code apply to a domestic corporation, trust, or association (i) that is managed by one or more trustees or directors, (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest, (iii) that properly elects to be taxed as a REIT and such election has not been terminated or revoked, (iv) that is neither a financial institution nor an insurance company, (v) that uses a calendar year for U.S. federal income tax purposes, (vi) that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs and (vii) that meets the additional requirements discussed below.

Ownership Tests. Commencing with the Combined Company’s second REIT taxable year, (i) the beneficial ownership of the Combined Company common stock must be held by 100 or more persons during at least 335 days of a 12-month taxable year (or during a proportionate part of a taxable year of less than 12 months) for each of its taxable years and (ii) during the last half of each taxable year, no more than 50% in value of the Combined Company’s shares may be owned, directly or indirectly, by or for five or fewer individuals, which we refer to as the 5/50 Test. Share ownership for purposes of the 5/50 Test is determined by applying the constructive ownership provisions of Section 544(a) of the Code, subject to certain modifications. The term “individual” for purposes of the 5/50 Test includes a private foundation, a trust providing for the payment of supplemental unemployment compensation benefits, and a portion of a trust permanently set aside or to be used exclusively for charitable purposes. A “qualified trust” described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code generally is not treated as an individual for purposes of the 5/50 Test; rather, shares held by it are treated as owned proportionately by its beneficiaries.

The Combined Company’s charter restricts ownership and transfers of its shares that would violate these requirements, although these restrictions may not be effective in all circumstances to prevent a violation. In addition, the Combined Company will be deemed to have satisfied the 5/50 Test for a particular taxable year if it has complied with all the requirements for ascertaining the ownership of its outstanding shares in that taxable year and has no reason to know that it has violated the 5/50 Test.

Ownership of Interests in Entities Treated as Partnerships for U.S. Federal Income Tax Purposes. A REIT that is a partner in an entity treated as a partnership for U.S. federal income tax purposes (generally including any domestic unincorporated entity that has not elected to be taxed as a corporation and is not a “publicly traded partnership” or a “taxable mortgage pool”) will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income, based on its interest in partnership capital. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, so long as Essex LP qualifies as a partnership for U.S. federal income tax purposes, the Combined Company’s proportionate share of the assets and items of income of Essex LP, including Essex LP’s share of assets and items of income of any subsidiaries that are partnerships for U.S. federal income tax purposes, are treated as assets and items of income of the Combined Company for purposes of applying the REIT income and asset tests described below. Unless otherwise noted, references to “partnership” in this discussion include any entity that is treated as a partnership for U.S. federal income tax purposes.

Ownership of Interests in Disregarded Subsidiaries. If a REIT owns a corporate subsidiary (including an entity which is treated as an association taxable as a corporation for U.S. federal income tax purposes) that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a TRS (discussed below), all of the capital stock of which is owned by the REIT (either directly or through other disregarded subsidiaries). For U.S. federal income tax purposes, all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of the Combined Company will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states. Certain other entities also may be treated as disregarded entities for U.S. federal income tax purposes, generally including any domestic unincorporated entity that would be treated as a partnership if it had more than one owner. For U.S. federal income tax purposes, all assets, liabilities and items of income, deduction and credit of any such disregarded entity will be treated as assets, liabilities and items of income, deduction and credit of the owner of the disregarded entity.

Income Tests. In order to maintain qualification as a REIT, the Combined Company must annually satisfy two gross income requirements. First, at least 75% of its gross income (excluding gross income from prohibited transactions and certain other income and gains as described below) for each taxable year must be derived, directly or indirectly, from investments relating to real property or mortgages on real property or from certain types of temporary investments (or any combination thereof). Qualifying income for purposes of this 75% gross income test generally includes: (a) rents from real property, (b) interest on debt secured by mortgages on real property or on interests in real property, (c) dividends or other distributions on, and gain from the sale of, shares in other REITs, (d) gain from the sale of real estate assets (other than gain from prohibited transactions), (e) income and gain derived from foreclosure property, and (f) income from certain types of temporary investments.

Second, in general, at least 95% of the Combined Company’s gross income (excluding gross income from prohibited transactions and certain other income and gains as described below) for each taxable year must be derived from the real property investments described above and from other types of dividends and interest, gain from the sale or disposition of shares or securities that are not dealer property, or any combination of the above.

Rents the Combined Company receives will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased is a “qualified lodging facility,” as defined in Section 856(d)(9)(D) of the Code, or a “qualified health care property,” as defined in Section 856(e)(6)(D)(i), and certain other conditions are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT’s stock, actually or constructively owns 10% or more of the interests in the assets or net profits of the tenant if the tenant is not a corporation, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, the REIT may provide directly only a de minimis amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant” under the applicable tax rules. Accordingly, the Combined Company may not provide “impermissible services” to tenants (except through an independent contractor from whom it derives no revenue and that meets other requirements or through a TRS) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of the direct cost to the REIT of providing the service. If the impermissible tenant service income exceeds 1% of the REIT’s total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of the Combined Company’s total income from the property, the services will not disqualify any other income from the property that qualifies as rents from real property, but the impermissible tenant service income will not qualify as rents from real property.

The Combined Company does not intend to charge rent that is based in whole or in part on the income or profits of any person or to derive rent from related party tenants, or rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents from the real property if the treatment of any such amounts as non-qualified rent would jeopardize its status as a REIT. The Combined Company also does not intend to derive impermissible tenant service income that exceeds 1% of its total income from any property if the treatment of the rents from such property as nonqualified rents could cause it to fail to qualify as a REIT.

If the Combined Company fails to satisfy one or both of the 75% or the 95% gross income tests, it may nevertheless qualify as a REIT for a particular year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if the failure to meet such tests is due to reasonable cause and not due to willful neglect and a schedule is filed describing each item of gross income for such year(s) in accordance with the applicable Treasury Regulations. It is not possible, however, to state whether in all circumstances these relief provisions could apply. As discussed above in “—Taxation of REITs in General,” even if these relief provisions were to apply, the Combined Company would be subject to U.S. federal income tax to the extent it fails to meet the 75% or 95% gross income tests or otherwise fails to distribute 100% of its net capital gain and taxable income.

Asset Tests. At the close of each quarter of its taxable year, the Combined Company must also satisfy four tests relating to the nature of its assets. First, real estate assets, cash and cash items, and government securities must represent at least 75% of the value of its total assets. Second, not more than 25% of its total assets may be represented by securities other than those in the 75% asset class. Third, of the investments that are not included in the 75% asset class and that are not securities of its TRSs, (i) the value of any one issuer’s securities owned by the Combined Company may not exceed 5% of the value of its total assets and (ii) the Combined Company may not own more than 10% by vote or by value of any one issuer’s outstanding securities. For purposes of the 10% value test, debt instruments issued by a partnership are not classified as “securities” to the extent of the Combined Company’s interest as a partner in such partnership (based on its proportionate share of the partnership’s equity interests and certain debt securities) or if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test. For purposes of the 10% value test, the term “securities” also does not include debt securities issued by another REIT, certain “straight debt” securities (for example, qualifying debt securities of a corporation of which the Combined Company owns no more than a de minimis amount of equity interest), loans to individuals or estates, and accrued obligations to pay rent. Fourth, securities of TRSs cannot represent more than 25% of a REIT’s total assets. Real estate assets for purposes of the REIT rules include stock in other REITs, but do not include stock in non-REIT companies. Also, for purposes of these asset tests, the term “real estate assets” includes any property that is attributable to the temporary investment of new capital, but only if such property is comprised of stock or debt instruments, and only for the one-year period beginning on the date the REIT receives such capital.

The Combined Company will monitor the status of its assets for purposes of the various asset tests and will endeavor to manage its portfolio in order to comply at all times with such tests. If the Combined Company fails to satisfy the asset tests at the end of a calendar quarter, the Combined Company will not lose its REIT status if one of the following exceptions applies:

•	the Combined Company satisfied the asset tests at the end of the preceding calendar quarter, and the discrepancy between the value of its assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets; or

•	the Combined Company eliminates any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Moreover, if the Combined Company fails to satisfy the asset tests at the end of a calendar quarter during a taxable year, it will not lose its REIT status if one of the following additional exceptions applies:

•	De Minimis Exception: The failure is due to a violation of the 5% or 10% asset tests referenced above and is “de minimis” (meaning that the failure is one that arises from ownership of assets the total value of which does not exceed the lesser of 1% of the total value of the Combined Company’s assets at the end of the quarter in which the failure occurred and $10 million), and the Combined Company either disposes of the assets that caused the failure or otherwise satisfies the asset tests within six months after the last day of the quarter in which the Combined Company’s identification of the failure occurred; or

•	General Exception: All of the following requirements are satisfied: (i) the failure is not due to a “de minimis” violation of the 5% or 10% asset tests (as defined above), (ii) the failure is due to reasonable cause and not willful neglect, (iii) the Combined Company files a schedule in accordance with Treasury Regulations providing a description of each asset that caused the failure, (iv) the Combined Company either disposes of the assets that caused the failure or otherwise satisfies the asset tests within six months after the last day of the quarter in which its identification of the failure occurred, and (v) the Combined Company pays an excise tax as described above in “—Taxation of REITs in General.”

Foreclosure Property. Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes an election to treat the property as foreclosure property. Income and gain derived from foreclosure property is treated as qualifying income for both the 95% and 75% gross income tests. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described below under “—Prohibited Transactions Tax,” even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

Debt Instruments. The Combined Company may hold or acquire mortgage, mezzanine, bridge loans and other debt investments. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If a REIT receives interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that it acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Loans that are modified generally will have to be retested using the fair market value of the collateral real property securing the loan as of the date the modification, unless the modification does not result in a deemed exchange of the unmodified note for the modified note for tax purposes, or the mortgage loan was in default or is reasonably likely to default and the modified loan substantially reduces the risk of default, in which case no re-testing in connection with the loan modification is necessary. Under IRS guidance, a loan may be treated as a qualifying real estate asset in an amount equal to the lesser of the fair market value of the loan or the fair market value of the real property securing the loan on the date the REIT acquired the loan. Although the guidance is not entirely clear, it appears that the non-qualifying portion of the mortgage loan will be equal to the portion of the loan’s fair market value that exceeds the value on the date of acquisition of the associated real property that is security for that loan.

The application of the REIT provisions of the Code to certain mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property rather than by a direct mortgage of the real property, is not entirely clear. A safe harbor in Revenue Procedure 2003-65 provides that if a mezzanine loan meets certain requirements then (i) the mezzanine loan will be treated as a qualifying real estate asset for purposes of the REIT asset tests and (ii) interest in respect of such mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% income test. To the extent the Combined Company acquires mezzanine loans that do not comply with this safe harbor, all or a portion of such mezzanine loans may not qualify as real estate assets or generate qualifying income and REIT status may be adversely affected. As such, the REIT provisions of the Code may limit the Combined Company’s ability to acquire mezzanine loans that it might otherwise desire to acquire.

Interests in a REMIC generally will be treated as real estate assets for purposes of the asset tests, and income derived from REMIC interests generally will be treated as qualifying income for purposes of the 75% and 95% gross income tests, except that if less than 95% of the assets of the REMIC are real estate assets, then the Combined Company will be treated as owning and receiving its proportionate share of the assets and income of the REMIC, with the result that only a proportionate part of the Combined Company’s interest in the REMIC and income derived from the interest will qualify for purposes of the assets and the 75% gross income test. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that a REIT derives interest income from a mortgage loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the borrower. This limitation does not apply, however, (i) where the borrower leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had the REIT earned the income directly, or (ii) if contingent interest is payable pursuant to a “shared appreciation mortgage” provision. A shared appreciation mortgage provision is any provision which is in connection with an obligation held by a REIT that is secured by an interest in real property, which entitles the REIT to a portion of the gain or appreciation in value of the collateral real property at a specified time. Any contingent interest earned pursuant to a shared appreciation mortgage provision shall be treated as gain from the sale of the underlying real property collateral for purposes of the REIT income tests.

Hedging Transactions. The Combined Company may enter into hedging transactions with respect to one or more of its assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent as may be provided by future Treasury Regulations, any income from a hedging transaction entered into after July 30, 2008 which is clearly and properly identified as such before the close of the day on which it was acquired, originated or entered into, including gain from the disposition or termination of such a transaction, will not constitute gross income for purposes of the 95% and 75% gross income tests, provided that the hedging transaction is entered into (i) in the normal course of business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to indebtedness incurred or to be incurred to acquire or carry real estate assets or (ii) primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any property which generates such income or gain). To the extent the Combined Company enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests.

Foreign Investments. To the extent that the Combined Company holds or acquires any investments and, accordingly, pays taxes in other countries, taxes paid in non-U.S. jurisdictions may not be passed through to, or used by, the Combined Company’s stockholders as a foreign tax credit or otherwise. In addition, certain passive income earned by a non-U.S. taxable REIT subsidiary must be taken in account currently (whether or not distributed by the taxable REIT subsidiary) and may not be qualifying income under the 95% and 75% gross income tests.

Qualified Temporary Investment Income. Income derived by the Combined Company from certain types of temporary share and debt investments made with the proceeds of sales of the Combined Company’s stock or certain public debt offerings, not otherwise treated as qualifying income for the 75% gross income test, generally will nonetheless constitute qualifying income for purposes of the 75% gross income test for the year following the sale of such stock or debt. More specifically, qualifying income for purposes of the 75% gross income test includes “qualified temporary investment income,” which generally means any income that is attributable to shares of stock or a debt instrument, is attributable to the temporary investment of new equity capital and certain debt capital, and is received or accrued during the one-year period beginning on the date on which the REIT receives such new capital. After such one year period, income from such investments will be qualifying income for purposes of the 75% income test only if derived from one of the other qualifying sources enumerated above.

Annual Distribution Requirements

In order to qualify as a REIT, the Combined Company must distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 90% of its REIT taxable income, determined without regard to the dividends paid deduction and by excluding any net capital gain, and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. The Combined Company generally must pay such distributions in the taxable year to which they relate, or in the following taxable year if declared before the Combined Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration.

To the extent that the Combined Company does not distribute all of its net capital gain and taxable income, it will be subject to U.S. federal, state and local tax on the undistributed amount at regular corporate income tax rates. Furthermore, if the Combined Company should fail to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year, and (iii) 100% of any corresponding undistributed amounts from prior periods, it will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed.

Under certain circumstances, the Combined Company may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to its stockholders in a later year that may be included in its deduction for dividends paid for the earlier year. Thus, the Combined Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Combined Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

In addition, dividends the Combined Company pays must not be preferential. If a dividend is preferential, it will not qualify for the dividends paid deduction. To avoid paying preferential dividends, the Combined Company must treat every stockholder of the class of shares with respect to which it makes a distribution the same as every other stockholder of that class, and the Combined Company must not treat any class of shares other than according to its dividend rights as a class. Under certain technical rules governing deficiency dividends, the Combined Company could lose its ability to cure an under-distribution in a year with a subsequent year deficiency dividend if it pays preferential dividends. Accordingly, the Combined Company intends to pay dividends pro rata within each class, and to abide by the rights and preferences of each class.

The Combined Company may retain and pay income tax on net long-term capital gains received during the tax year. To the extent the Combined Company so elects, (i) each stockholder must include in its income (as long-term capital gain) its proportionate share of the Combined Company’s undistributed long-term capital gains, (ii) each stockholder is deemed to have paid, and receives a credit for, its proportionate share of the tax paid by the Combined Company on the undistributed long-term capital gains, and (iii) each stockholder’s basis in its shares of the Combined Company’s stock is increased by the included amount of the undistributed long-term capital gains less their share of the tax paid.

To qualify as a REIT, the Combined Company may not have, at the end of any taxable year, any undistributed earnings and profits accumulated in any non-REIT taxable year. In the event the Combined Company accumulates any non-REIT earnings and profits, the Combined Company intends to distribute its non-REIT earnings and profits before the end of its first REIT taxable year to comply with this requirement.

Failure to Qualify

If the Combined Company fails to qualify as a REIT and such failure is not an asset test or income test failure subject to the cure provisions described above, or the result of preferential dividends, the Combined Company generally will be eligible for a relief provision if the failure is due to reasonable cause and not willful neglect and the Combined Company pays a penalty of $50,000 with respect to such failure.

If the Combined Company fails to qualify for taxation as a REIT in any taxable year and no relief provisions apply, the Combined Company generally will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to the Combined Company’s stockholders in any year in which the Combined Company fails to qualify as a REIT will not be deductible by the Combined Company nor will they be required to be made. In such event, to the extent of the Combined Company’s current or accumulated earnings and profits, all distributions to its stockholders will be taxable as dividend income. Subject to certain limitations in the Code, corporate stockholders may be eligible for the dividends received deduction, and individual, trust and estate stockholders may be eligible to treat the dividends received from the Combined Company as qualified dividend income taxable as net capital gains, under the provisions of Section 1(h)(11) of the Code. Unless entitled to relief under specific statutory provisions, the Combined Company also will be ineligible to elect to be taxed as a REIT again prior to the fifth taxable year following the first year in which it failed to qualify as a REIT under the Code.

The Combined Company’s qualification as a REIT for U.S. federal income tax purposes will depend on it continuing to meet the various requirements summarized above governing the ownership of its outstanding shares, the nature of its assets, the sources of its income, and the amount of its distributions to its stockholders. Although the Combined Company intends to operate in a manner that will enable it to comply with such requirements, there can be no certainty that such intention will be realized. In addition, because the relevant laws may change, compliance with one or more of the REIT requirements may become impossible or impracticable.

Prohibited Transactions Tax

Except as discussed above under “—Foreclosure Property,” gain realized by the Combined Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including its share of any such gain realized by Essex LP or any other subsidiary partnership, taking into account any related foreign currency gains or losses, will be treated as income from a “prohibited transaction” that is subject to a 100% penalty tax. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends upon all the facts and circumstances with respect to the particular transaction. However, the Code provides a safe harbor pursuant to which sales of properties held for at least two years and meeting certain other requirements will not give rise to prohibited transaction income.

The Combined Company may make sales that do not satisfy the “safe harbor” requirements described above and there can be no assurance that the IRS will not contend that one or more of these sales are subject to the 100% penalty tax. The 100% tax will not apply to gains from the sale of property realized through a TRS or other taxable corporation, although such income will be subject to tax at regular corporate income tax rates.

Recordkeeping Requirements

To avoid a monetary penalty, the Combined Company must request on an annual basis information from its stockholders designed to disclose the actual ownership of its outstanding shares.

Investments in TRSs

The Combined Company will own (indirectly) subsidiaries that are intended to be treated as TRSs for federal income tax purposes. A TRS is a corporation in which a REIT directly or indirectly own shares and that jointly elects with the REIT to be treated as a TRS under Section 856(l) of the Code. In addition, if a TRS owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a TRS of the REIT. A domestic TRS pays U.S. federal, state, and local income taxes at the full applicable corporate rates on its taxable income prior to payment of any dividends. A non-U.S. TRS with income from a U.S. trade or business or certain U.S. sourced income also may be subject to U.S. income taxes. A TRS owning property outside of the U.S. may pay foreign taxes. The taxes owed by a TRS could be substantial. To the extent that the Combined Company’s TRSs are required to pay U.S. federal, state, local, or foreign taxes, the cash available for distribution by the Combined Company will be reduced accordingly.

A TRS is permitted to engage in certain kinds of activities that cannot be performed directly by the Combined Company without jeopardizing the Combined Company’s qualification as a REIT. Certain payments made by any of the Combined Company’s TRSs to the Combined Company may not be deductible by the TRS (which could materially increase the TRS’s taxable income), and certain direct or indirect payments made by any of the Combined Company’s TRS to the Combined Company may be subject to 100% tax. In addition, subject to certain safe harbors, the Combined Company generally will be subject to a 100% tax on the amounts of any rents from real property, deductions, or excess interest received from a TRS that would be reduced through reapportionment under Section 482 of the Code in order to more clearly reflect the income of the TRS (and amounts protected from the 100% tax by reason of such safe harbor may nonetheless be reapportioned under Section 482).

Distributions that the Combined Company receives from a domestic TRS will be classified as dividend income to the extent of the current or accumulated earnings and profits of the TRS. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not under the 75% gross income test unless attributable to investments of certain new capital during the one-year period beginning on the date of receipt of the new capital.

REIT Subsidiaries

Essex indirectly holds interests in one or more subsidiaries intended to qualify as REITs. Any such subsidiary REITs would need to satisfy the various REIT requirements discussed above on a stand-alone basis. Stock of any subsidiary qualifying as REIT will be a qualifying real estate asset for purposes of the assets tests, and any dividends received by the Combined Company from a subsidiary qualifying as a REIT and gains from sales of such subsidiary’s stock will be qualifying income for purposes of both the 95% and 75% gross income tests. If a subsidiary intended to qualify as a REIT failed to so qualify, the Combined Company would be treated as holding stock of a non-REIT, non-TRS corporate subsidiary, which could jeopardize the Combined Company’s status as a REIT.

Tax Aspects of Essex LP and Merger Sub

In General. The Combined Company will own all or substantially all of its assets through Essex LP and Merger Sub, which will in turn own a substantial portion of their assets through interests in various partnerships and limited liability companies.

Merger Sub is intended to qualify as a “qualified REIT subsidiary” immediately following the merger. See “—Ownership of Interests in Disregarded Subsidiaries” above.

Except in the case of subsidiaries that have elected REIT or TRS status, the Combined Company expects that Essex LP, Merger Sub, and their partnership and limited liability company subsidiaries will be treated as partnerships or disregarded entities for U.S. federal income tax purposes. In general, entities that are classified as partnerships for U.S. federal income tax purposes are treated as “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their share of the items of income, gain, loss, deduction and credit of the entity, and are potentially required to pay tax on that income without regard to whether the partners or members receive a distribution of cash from the entity. The Combined Company includes in its income its allocable share of the foregoing items for purposes of computing its REIT taxable income, based on the applicable partnership agreement. For purposes of applying the REIT income and asset tests, the Combined Company includes its pro rata share of the income generated by and the assets held by the partnerships and limited liability companies treated as partnerships for U.S. federal income tax purposes in which it owns an interest, including their shares of the income and assets of any subsidiary partnerships and limited liability companies treated as partnerships for U.S. federal income tax purposes based on its capital interests. See “—Taxation of REITs in General.”

The Combined Company’s ownership interests in such partnerships and other disregarded entities involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as partnerships or disregarded entities, as opposed to associations taxable as corporations, for U.S. federal income tax purposes. If any such entity were treated as an association, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In this situation, the character of its assets and items of gross income would change, and could prevent the Combined Company from satisfying the REIT asset tests and/or the REIT income tests. See “—Qualification as a REIT—Asset Tests” and “—Qualification as a REIT—Income Tests.” This, in turn, could prevent it from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of its failure to meet these tests for a taxable year.

Essex believes that the partnerships and other disregarded entities will be classified as partnerships or disregarded entities for U.S. federal income tax purposes, and the remainder of the discussion under this section “—Tax Aspects of Essex LP and Merger Sub” is based on such classification.

Although a domestic unincorporated entity is generally treated as a partnership (if it has more than one owner) or a disregarded entity (if it has a single owner) for U.S. federal income tax purposes, in certain situations such an entity may be treated as a corporation for U.S. federal income tax purposes, including if the entity is a “publicly traded partnership” that does not qualify for an exemption based on the character of its income. A partnership is a “publicly traded partnership” under Section 7704 of the Code if:

(1)	interests in the partnership are traded on an established securities market; or

(2)	interests in the partnership are readily tradable on a “secondary market” or the “substantial equivalent” of a secondary market.

Essex LP currently takes the reporting position for U.S. federal income tax purposes that it is not a publicly traded partnership. There is a risk, however, that the right of a holder of operating partnership units to redeem the units for common stock could cause operating partnership units to be considered readily tradable on the substantial equivalent of a secondary market. Under the relevant Treasury regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified “safe harbors,” which are based on the specific facts and circumstances relating to the partnership. Essex and Essex LP believe that Essex LP will qualify for at least one of these safe harbors at all times in the foreseeable future, but cannot provide any assurance that Essex LP will continue to qualify for one of the safe harbors mentioned above.

If Essex LP is a publicly traded partnership, it will be taxed as a corporation unless at least 90% of its gross income has consisted and will consists of “qualifying income” under Section 7704 of the Code. Qualifying income is generally real property rents and other types of passive income. Essex and Essex LP believe that Essex LP will have sufficient qualifying income so that it would be taxed as a partnership, even if it were a publicly traded partnership. The income requirements applicable to REITs under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, Essex and Essex LP do not believe that these differences have caused or will cause Essex LP not to satisfy the 90% gross income test applicable to publicly traded partnerships.

Allocations of Income, Gain, Loss and Deduction. A partnership or limited liability company agreement will generally determine the allocation of income and losses among partners or members. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the related Treasury Regulations. Generally, Section 704(b) of the Code and the related Treasury Regulations require that partnership and limited liability company allocations respect the economic arrangement of their partners or members. If an allocation is not recognized by the IRS for U.S. federal income tax purposes, the item subject to the allocation will be reallocated according to the partners’ or members’ interests in the partnership or limited liability company, as the case may be. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. The allocations of taxable income and loss in each of the partnerships and limited liability companies in which the Combined Company owns an interest are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

Tax Allocations With Respect to Contributed Properties. In general, when property is contributed to a partnership in exchange for a partnership interest, the partnership inherits the “carryover” tax basis of the contributing partner in the contributed property. Any difference between the fair market value and the adjusted tax basis of contributed property at the time of contribution is referred to as a “Book-Tax Difference.” Under Section 704(c) of the Code, income, gain, loss and deduction attributable to property with a Book-Tax Difference that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution, as adjusted from time to time, so that, to the extent possible under the applicable method elected under Section 704(c) of the Code, the non-contributing partners receive allocations of depreciation and gain or loss for tax purposes comparable to the allocations they would have received in the absence of Book-Tax Differences. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners or members. Similar tax allocations are required with respect to the Book-Tax Differences in the assets owned by a partnership when additional assets are contributed in exchange for a new partnership interest.

U.S. Federal Income Tax Considerations for Holders of the Combined Company Common Stock

Distributions. Distributions by the Combined Company, other than capital gain dividends, will constitute ordinary dividends to the extent of its current and accumulated earnings and profits as determined for U.S. federal income tax purposes. In general, these dividends will be taxable as ordinary income and will not be eligible for the dividends-received deduction for corporate U.S. holders. The Combined Company’s ordinary dividends generally will not qualify as “qualified dividend income” taxed as net capital gain for U.S. holders that are individuals, trusts, or estates. However, distributions to U.S. holders that are individuals, trusts, or estates generally will constitute qualified dividend income taxed as net capital gains to the extent the U.S. holder satisfies certain holding period requirements and to the extent the dividends are attributable to (i) qualified dividend income the Combined Company receives from C corporations, including its TRSs, (ii) the Combined Company’s undistributed earnings or built-in gains taxed at the corporate level during the immediately preceding year or (iii) any earnings and profits inherited from a C corporation in a tax-deferred reorganization or similar transaction, and provided the Combined Company properly designates the distributions as qualified dividend income. The Combined Company does not anticipate distributing a significant amount of qualified dividend income.

To the extent that the Combined Company makes a distribution in excess of its current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in a U.S. holder’s shares, and thereafter as capital gain realized from the sale of such shares to the extent the distribution exceeds the U.S. holder’s tax basis in the shares.

Dividends declared by the Combined Company in October, November or December and payable to a U.S. holder of record on a specified date in any such month shall be treated both as paid by the Combined Company and as received by the U.S. holder on December 31 of the year, provided that the dividend is actually paid during January of the following calendar year.

Distributions that are properly designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Combined Company’s actual net capital gain for the taxable year) without regard to the period for which the U.S. holder has held its shares. However, corporate U.S. holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. In addition, U.S. holders may be required to treat a portion of any capital gain dividend as “unrecaptured Section 1250 gain,” taxable at a maximum rate of 25% for individuals, if the Combined Company incurs such gain. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

The REIT provisions of the Code do not require the Combined Company to distribute its long-term capital gain, and the Combined Company may elect to retain and pay income tax on its net long-term capital gains received during the taxable year. If the Combined Company so elects for a taxable year, its U.S. holders would include in income as long-term capital gains their proportionate share of retained net long-term capital gains for the taxable year as the Combined Company may designate. A U.S. holder would be deemed to have paid its share of the tax paid by the Combined Company on such undistributed capital gains, which would be credited or refunded to the U.S. holder. The U.S. holder’s basis in its shares would be increased by the amount of undistributed long-term capital gains (less the capital gains tax paid by the Combined Company) included in the U.S. holder’s long-term capital gains.

Passive Activity Loss and Investment Interest Limitations. The Combined Company’s distributions and gain from the disposition of its shares will not be treated as passive activity income and, therefore, U.S. holders will not be able to apply any “passive losses” against such income. With respect to non-corporate U.S. holders, the Combined Company’s dividends (to the extent they do not constitute a return of capital) that are taxed at ordinary income rates will generally be treated as investment income for purposes of the investment interest limitation; however, net capital gain from the disposition of shares of the Combined Company common stock (or distributions treated as such), capital gain dividends, and dividends taxed at net capital gains rates generally will be excluded from investment income except to the extent the U.S. holder elects to treat such amounts as ordinary income for U.S. federal income tax purposes. U.S. holders may not include in their own U.S. federal income tax returns any of the Combined Company’s net operating or net capital losses.

Sale or Disposition of Common Stock. In general, any gain or loss realized upon a taxable disposition of shares of the Combined Company common stock by a U.S. holder will be a long-term capital gain or loss if the shares have been held for more than one year and otherwise as a short-term capital gain or loss. However, any loss upon a sale or exchange of the shares by a U.S. holder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of undistributed capital gains or distributions received by the U.S. holder from the Combined Company, each as required to be treated by such U.S. holder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of shares of the Combined Company common stock may be disallowed if other shares of its common stock (or stocks or securities which are “substantially identical” to its common stock) are purchased within 30 days before or after the disposition.

Medicare Tax on Unearned Income. A U.S. holder that is an individual is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder that is an estate or trust that does not fall into a special class of trusts that is exempt from such tax is subject to the same 3.8% tax on the lesser of its undistributed net investment income and the excess of its adjusted gross income over a certain threshold. A U.S. holder’s net investment income will include, among other things, dividends on and capital gains from the sale or other disposition of shares of the Combined Company. Prospective U.S. holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this Medicare tax on their ownership and disposition of the Combined Company common stock.

Taxation of U.S. Tax-Exempt Holders

In general, a tax-exempt organization is exempt from U.S. federal income tax on its income, except to the extent of its “unrelated business taxable income” or UBTI, which is defined by the Code as the gross income derived from any trade or business which is regularly carried on by a tax-exempt entity and unrelated to its exempt purposes, less any directly connected deductions and subject to certain modifications. For this purpose, the Code generally excludes from UBTI any gain or loss from the sale or other disposition of property (other than stock in trade or property held primarily for sale in the ordinary course of a trade or business), dividends, interest, rents from real property, and certain other items. However, a portion of any such gains, dividends, interest, rents, and other items generally is UBTI to the extent derived from debt-financed property, based on the amount of “acquisition indebtedness” with respect to such debt-financed property. Distributions that the Combined Company makes to a tax-exempt employee pension trust or other domestic tax-exempt holder or gains from the disposition of the Combined Company’s shares held as capital assets generally will not constitute UBTI unless the exempt organization’s shares are debt-financed property (e.g., the holder has borrowed to acquire or carry its shares). However, if the Combined Company is a “pension-held REIT,” this general rule will not apply to distributions to certain pension trusts that hold more than 10% (by value) of the Combined Company’s shares. The Combined Company will be treated as a “pension-held REIT” if (i) treating qualified trusts as individuals would cause the Combined Company to fail the 5/50 Test (as defined above) and (ii) the Combined Company is “predominantly held” by certain pension trusts. The Combined Company will be “predominantly held” if either (i) a single such pension trust holds more than 25% by value of the Combined Company’s shares or (ii) one or more such pension trusts, each owning more than 10% by value of the Combined Company’s shares, hold in the aggregate more than 50% by value of the Combined Company’s shares. In the event the Combined Company is a pension-held REIT, the percentage of any dividend received from it treated as UBTI would be equal to the ratio of (a) the gross UBTI (less certain associated expenses) earned by it (treating it as if it were a qualified trust and, therefore, subject to tax on UBTI) to (b) its total gross income (less certain associated expenses). A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year; in that case, no dividends are treated as UBTI. There can be no assurance that the Combined Company will not be treated as a pension-held REIT. Before making an investment in shares of the Combined Company common stock, a tax-exempt holder should consult its tax advisors with regard to UBTI and the suitability of the investment in shares of the Combined Company’s common stock.

Social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Section 501(c) of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from the Combined Company as UBTI. Before making an investment in shares of the Combined Company common stock, a tax-exempt holder should consult its tax advisors with regard to UBTI and the suitability of the investment in the Combined Company’s shares.

Taxation of Non-U.S. Holders.

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of common stock of the Combined Company applicable to non-U.S. holders. The discussion addresses only selective and not all aspects of U.S. federal income taxation that may be material for non-U.S. holders and is for general information only.

Ordinary Dividends. The portion of dividends received by non-U.S. holders payable out of the Combined Company’s earnings and profits that are not attributable to gains from sales or exchanges of U.S. real property interests and which are not effectively connected with a U.S. trade or business of the non-U.S. holder generally will be treated as ordinary income and will be subject to withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, lower withholding rates may not apply to dividends from REITs, or may only apply if certain additional conditions are satisfied.

In cases where the dividend income from a non-U.S. holder’s investment in the Combined Company common stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. holders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax (or a lower rate of tax under the applicable income tax treaty) on the income after the application of the income tax in the case of a non-U.S. holder that is a corporation. The Combined Company plans to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. holder (including any portion of any dividend that is payable in stock) that is neither a capital gain dividend nor a distribution that is attributable to gain from the sale or exchange of “United States real property interests” under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, rules described below under “—Dispositions of Common Stock” unless either (i) a lower treaty rate applies and the non-U.S. holder files with the Combined Company any required IRS Form W-8 (for example, an IRS Form W-8BEN) evidencing eligibility for that reduced rate or (ii) the non-U.S. holder files with the Combined Company an IRS Form W-8ECI claiming that the distribution is effectively connected income. The balance of this discussion assumes that dividends that the Combined Company distributes to non-U.S. holders and gains non-U.S. holders recognize with respect to Combined Company shares are not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business unless deemed to be effectively connected under FIRPTA as described below under “—Dispositions of Common Stock.”

Non-Dividend Distributions. Distributions by the Combined Company to non-U.S. holders that are not attributable to gains from sales or exchanges of U.S. real property interests and that exceed the Combined Company’s earnings and profits will be a non-taxable return of the non-U.S. holder’s basis in its shares and, to the extent in excess of the non-U.S. holder’s basis, gain from the disposition of such shares, the tax treatment of which is described below. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed the Combined Company’s earnings and profits, the distribution may be subject to withholding at the rate applicable to dividends. A non-U.S. holder, however, may seek a refund from the IRS of any amounts withheld that exceed the non-U.S. holder’s actual U.S. federal income tax liability. If the Combined Company’s stock constitutes a U.S. real property interest, distributions in excess of the sum of the Combined Company’s earnings and profits plus the non-U.S. holder’s adjusted tax basis in the stock will be taxed under FIRPTA at the rate of tax, including any applicable capital gain rates, that would apply to a U.S. holder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 10% of the amount by which the distribution exceeds the non-U.S. holder’s share of the Combined Company’s earnings and profits. The amount withheld generally would be creditable against the non-U.S. holder’s U.S. federal income tax liability.

Capital Gain Dividends. Under FIRPTA, subject to the discussion below for 5% or smaller holders of regularly traded classes of stock, a distribution made by the Combined Company to a non-U.S. holder attributable to gains from dispositions of U.S. real property interests held by the Combined Company (directly or through pass-through subsidiaries) must be reported in U.S. federal income tax returns filed by, and are treated as effectively connected with a U.S. trade or business of, the non-U.S. holder. The term “U.S. real property interests” includes interests in U.S. real property and shares in U.S. corporations at least 50% of whose real estate and business assets consist of U.S. real property interests. Such gains are subject to federal income tax at the rates applicable to U.S. holders and, in the case of a non-U.S. holder that is a corporation, a 30% branch profits tax (or a lower rate of tax under the applicable income tax treaty). The Combined Company is required to withhold tax at a 35% rate from distributions that are attributable to gains from the sale or exchange of U.S. real property interests. The amount withheld generally would be creditable against the non-U.S. holder’s U.S. federal income tax liability.

Notwithstanding the foregoing discussion, capital gain dividends distributed to a non-U.S. holder who did not at any time during the one year period ending on the date of the distribution own more than 5% of a class of shares that is regularly traded on an established securities market located in the U.S. will not be subject to FIRPTA, but will be treated as ordinary dividends subject to the rules discussed above under “—Ordinary Dividends.”

Capital gain dividends that are not attributable to sales or exchanges of U.S. real property interests, generally are not subject to U.S. federal income tax unless (i) such distribution is effectively connected with a U.S. trade or business of the non-U.S. holder and, if certain treaties apply, is attributable to a U.S. permanent establishment of the non-U.S. holder, in which case the non-U.S. holder will be subject to net-basis U.S. federal income tax on the dividend as if the non-U.S. holder were a U.S. holder and, in the case of a non-U.S. holder that is a corporation, a 30% branch profits tax (or a lower rate of tax under the applicable income tax treaty), or (ii) such non-U.S. holder was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case a 30% withholding tax would apply to the dividend.

However, notwithstanding that such dividends should only be subject to U.S. federal income taxation in those two instances, existing Treasury Regulations might be construed to require the Combined Company to withhold on such dividends in the same manner as capital gain dividends that are attributable to gain from the disposition of U.S. real property interests, generally at the rate of 35% of the dividend (although any amounts withheld generally would be creditable against the non-U.S. holder’s U.S. federal income tax liability).

Dispositions of Common Stock. Unless FIRPTA applies, or as otherwise set forth below, a sale or exchange of Combined Company shares by a non-U.S. holder generally will not be subject to U.S. federal income taxation. FIRPTA applies only if shares of the Combined Company common stock constitute a U.S. real property interest.

The Combined Company common stock will not constitute a U.S. real property interest if the Combined Company is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its outstanding shares are held directly or indirectly by non-U.S. holders. Because the Combined Company common stock will be publicly traded, no assurance can be given that the Combined Company will be, or that if it is it will remain, a domestically controlled qualified investment entity.

In the event that the Combined Company does not constitute a domestically controlled qualified investment entity, a non-U.S. holder’s sale of the Combined Company common stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a U.S. real property interest, provided that (1) shares of the Combined Company common stock are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and (2) the selling non-U.S. holder owned, actually or constructively, 5% or less of the Combined Company’s outstanding common stock during the five-year period ending on the date of the sale or exchange (or, if shorter, the period during which the non-U.S. holder held the stock).

In addition, even if the Combined Company is a domestically controlled qualified investment entity, upon disposition of shares of the Combined Company, a non-U.S. holder may be treated as having gain from the sale or exchange of a U.S. real property interest if the non-U.S. holder (1) disposes of an interest in the Combined Company’s shares during the 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from sale or exchange of a U.S. real property interest and (2) acquires, enters into a contract or option to acquire, or is deemed to acquire, other shares of the Combined Company common stock within 30 days after such ex-dividend date. The foregoing rules do not apply to a transaction if the 5% regularly traded test described above is satisfied with respect to the non-U.S. holder.

If gain on the sale of shares of the Combined Company common stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. holder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of the shares could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of shares of the Combined Company common stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the U.S. to a non-U.S. holder if (i) such gain is effectively connected to a U.S. trade or business of the non-U.S. holder and, if certain treaties apply, is attributable to a U.S. permanent establishment of the non-U.S. holder, in which case the gain will be subject to net-basis U.S. federal income tax as if the non-U.S. holder were a U.S. holder and, in the case of a non-U.S. holder that is a corporation, a 30% branch profits tax (or a lower rate of tax under the applicable income tax treaty), or (ii) the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Information Reporting Requirements and Backup Withholding Tax

The Combined Company will report to its U.S. holders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. holder may be subject to backup withholding at a rate of 28% with respect to distributions paid, unless such U.S. holder (i) is a corporation or other exempt entity and, when required, proves its status or (ii) certifies under penalties of perjury that the taxpayer identification number the U.S. holder has furnished is correct and the U.S. holder is not subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. holder that does not provide its correct taxpayer identification number also may be subject to penalties imposed by the IRS.

The Combined Company will also report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. A non-U.S. holder may be subject to back-up withholding unless applicable certification requirements are met.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Other Withholding and Reporting Requirements under FATCA

The Foreign Account Tax Compliance Act provisions of the Code, enacted in 2010, which we refer to as FATCA, impose withholding taxes on certain types of payments to (i) foreign financial institutions that do not agree to comply with certain diligence, reporting and withholding obligations with respect to their U.S. accounts and (ii) non-financial foreign entities that do not identify (or confirm the absence of) substantial U.S. owners. The withholding tax of 30% would apply to dividends and the gross proceeds of a disposition of Combined Company stock paid to certain foreign entities unless various information reporting requirements are satisfied. Because the Combined Company may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules the Combined Company may treat the entire distribution as a dividend. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding provisions may be subject to different rules.

For these purposes, a foreign financial institution generally is defined as any non-U.S. entity that (i) accepts deposits in the ordinary course of a banking or similar business, (ii) is engaged in the business of holding financial assets for the account of others, or (iii) is engaged or holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities, partnership interests, commodities, or any interest in such assets. Withholding under this legislation (as modified pursuant to subsequent guidance) on withholdable payments to foreign financial institutions and non-financial foreign entities would apply after December 31, 2016 with respect to gross proceeds of a disposition of property that can produce U.S. source interest or dividends and would apply after June 30, 2014 with respect to other withholdable payments.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to the Combined Company and its stockholders may be enacted. Changes to the U.S. federal tax laws and interpretations of federal tax laws could adversely affect an investment in the Combined Company common stock.

State, Local and Foreign Tax

The Combined Company may be subject to state, local and foreign tax in states, localities and foreign countries in which it does business or owns property. The tax treatment applicable to the Combined Company and its stockholders in such jurisdictions may differ from the U.S. federal income tax treatment described above.

Accounting Treatment

Essex prepares its financial statements in accordance with GAAP. The merger will be accounted for by applying the acquisition method, which requires the identification of the acquirer, the determination of the acquisition date, the recognition and measurement, at fair value, of the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the consolidated subsidiaries of the acquiree and recognition and measurement of goodwill or a gain from a bargain purchase. Essex will be considered the accounting acquirer and will therefore, recognize and measure, at fair value, the identifiable assets acquired, liabilities assumed and any noncontrolling interests in the consolidated subsidiaries of BRE, and Essex will recognize and measure any goodwill and any gain from a bargain purchase, in each case, upon completion of the merger.

Exchange of Shares in the Merger

Essex has appointed Computershare Trust Company, N.A., or the exchange agent and payment agent, to act as the exchange agent and payment agent for the exchange of shares of BRE common stock for shares of Essex common stock and the payment of the cash consideration and cash in lieu of any fractional shares of Essex common stock. As promptly as practicable after the effective time of the merger, the exchange agent will send to each holder of record of shares of BRE common stock at the effective time of the merger who holds shares of BRE common stock in certificated or book-entry form a letter of transmittal and instructions for effecting the exchange of BRE common stock certificates or book-entry shares for the merger consideration the holder is entitled to receive under the merger agreement. Upon surrender of stock certificates or book-entry shares for cancellation along with the executed letter of transmittal and other documents described in the instructions, a BRE stockholder will receive any whole shares of Essex common stock such holder is entitled to receive and the cash consideration and cash in lieu of any fractional shares of Essex common stock such holder is entitled to receive. After the effective time of the merger, BRE will not register any transfers of shares of BRE common stock.

Essex stockholders need not take any action with respect to their stock certificates or book-entry shares.

Dividends

The merger agreement permits Essex to continue to pay a regular quarterly distribution, in accordance with past practice at a rate not to exceed (i) $1.21 per share of Essex common stock, (ii) $0.30469 per share of Essex

Series G Preferred Stock and (iii) $0.44531 per share of Essex Series H Preferred Stock per quarter, and any distribution that is reasonably necessary to maintain its REIT qualification and/or to avoid the imposition of U.S. federal income or excise tax. The merger agreement permits BRE to pay a regular quarterly distribution, in accordance with past practice at a rate not to exceed $0.395 per share of BRE common stock and $0.421875 per share of the BRE preferred stock per quarter, and any distribution that is reasonably necessary to maintain its REIT qualification and/or to avoid the imposition of U.S. federal income or excise tax. The timing of quarterly dividends will be coordinated by Essex and BRE so that if either Essex common stockholders or BRE common stockholders receive a dividend for any particular quarter prior to the closing of the merger, the common stockholders of the other entity will also receive a dividend for that quarter prior to the closing of the merger. Following the closing of the merger, Essex expects to continue its current dividend policy for common stockholders of the Combined Company, subject to the discretion of the Combined Company’s board of directors, which reserves the right to change the Combined Company’s dividend policy at any time and for any reason. See “Risk Factors—Risks Related to an Investment in the Combined Company’s Common Stock—The Combined Company cannot assure you that it will be able to continue paying dividends at or above the rate currently paid by Essex and BRE” on page 41.

The Merger Agreement permits BRE to make the Special Distribution to BRE stockholders in the event that the Asset Sale occurs. Any amounts distributed as a Special Distribution will reduce the cash consideration by the per share amount of the Special Distribution authorized and declared on the BRE common stock to BRE stockholders of record as of the close of business on the business day preceding the effective time of the merger. See “The Merger Agreement—Financing Relating to the Merger—Asset Sale and Special Distribution” beginning on page 145.

Listing of Essex Common Stock

It is a condition to each party’s obligation to complete the merger that the shares of Essex common stock issuable to BRE stockholders in the merger be approved for listing on the NYSE, subject to official notice of issuance. Essex has agreed to use its reasonable best efforts to cause the shares of Essex common stock to be issued to BRE stockholders in the merger to be approved for listing on the NYSE prior to the effective time of the merger, subject to official notice of issuance.

Delisting and Deregistration of BRE Common Stock and BRE Preferred Stock

After the merger is completed, the shares of BRE common stock currently listed on the NYSE will cease to be listed on the NYSE and will be deregistered under the Exchange Act. The BRE preferred stock will be redeemed on February 20, 2014.

Litigation Relating to the Merger

Since the announcement of the merger agreement on December 19, 2013, three putative class action and shareholder derivative actions have been filed on behalf of alleged BRE stockholders and/or BRE itself in the Circuit Court for Baltimore City, Maryland, under the following captions: Sutton v. BRE Properties, Inc., et al., No. 24-C-13-008425, filed December 23, 2013; Applegate v. BRE Properties, Inc., et al., No. 24-C-14-00002, filed December 30, 2013; and Lee v. BRE Properties, Inc., et al., No. 24-C-14-00046, filed January 3, 2014.

All of these complaints name as defendants BRE, the BRE Board, Essex, and Merger Sub, and allege that the BRE Board breached its fiduciary duties to BRE’s stockholders and/or to BRE itself, and that the merger involves an unfair price, an inadequate sales process, and unreasonable deal protection devices that purportedly preclude competing offers. The complaints further allege that Essex, Merger Sub, and, in some cases, BRE aided and abetted those alleged breaches of duty. The complaints seek injunctive relief, including enjoining or rescinding the merger, and an award of other unspecified attorneys’ and other fees and costs, in addition to other relief. BRE and Essex management believe that these actions have no merit and intend to defend vigorously against them.

THE MERGER AGREEMENT

This section of this joint proxy statement/prospectus summarizes the material provisions of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference. As a stockholder, you are not a third party beneficiary of the merger agreement and therefore you may not directly enforce any of its terms and conditions.

This summary may not contain all of the information about the merger agreement that is important to you. Essex and BRE urge you to carefully read the full text of the merger agreement because it is the legal document that governs the merger. The merger agreement is not intended to provide you with any factual information about Essex or BRE. In particular, the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) are qualified by information each of Essex and BRE filed with the SEC prior to the effective date of the merger agreement, as well as by certain disclosure letters each of the parties delivered to the other in connection with the signing of the merger agreement, which modify, qualify and create exceptions to the representations and warranties set forth in the merger agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the U.S. federal securities laws or may not be intended as statements of fact, but rather as a way of allocating risk among the parties to the merger agreement. The representations and warranties and other provisions of the merger agreement and the description of such provisions in this joint proxy statement/prospectus should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of Essex and BRE file with the SEC and the other information in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 199.

Essex and BRE acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, each of them is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this joint proxy statement/prospectus not misleading.

Form, Effective Time and Closing of the Merger

The merger agreement provides for the combination of BRE and Essex through the merger of BRE with and into Merger Sub, with Merger Sub surviving the merger upon the terms and subject to the conditions set forth in the merger agreement. The merger will become effective upon the filing of the articles of merger with the State Department of Assessments and Taxation of the State of Maryland and a certificate of merger with the Secretary of State of the State of Delaware or at a later date and time agreed to by Essex and BRE and specified in the articles of merger and certificate of merger.

The merger agreement provides that the closing of the merger will take place at 8:00 a.m. Eastern Time at the offices of Goodwin Procter LLP in San Francisco, California on the second business day following the date on which the last of the conditions to closing of the merger (described below under “—Conditions to Completion of the Merger”) have been satisfied or waived (other than the conditions that by their terms are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of those conditions), provided that if a certain third party consent is not obtained by such date, Essex has the right to extend the closing to a date that is not later than two business days after the receipt of such consent, but in no event later than June 16, 2014.

Board of Directors of the Combined Company

As of the effective time of the merger, the board of directors of the Combined Company will be increased to 13 members, with the ten current Essex directors, George M. Marcus, Keith R. Guericke, David W. Brady, Gary P. Martin, Issie N. Rabinovitch, Thomas E. Randlett, Michael J. Schall, Bryon A. Scordelis, Janice L. Sears

and Claude Joseph Zinngrabe Jr., continuing as directors of the Combined Company. George M. Marcus and Keith R. Guericke, Chairman and Vice Chairman of the Essex Board, respectively, will serve as Chairman and Vice Chairman of the Board for the Combined Company, respectively. The Essex Board will fill the three newly created vacancies by appointing to the Essex Board, as of the effective time of the merger, Irving F. Lyons, III, Thomas E. Robinson and Thomas P. Sullivan, which members we refer to as the BRE designees, to serve until the next annual meeting of the Combined Company’s stockholders (and until their successors have been duly elected and qualified). The BRE designees will be nominated by the board of directors of the Combined Company for reelection at the next subsequent annual meeting of the Combined Company’s stockholders.

Merger Consideration; Effects of the Merger

Merger Consideration

At the effective time of the merger and by virtue of the merger, each outstanding share of BRE common stock (other than shares held by any subsidiary of BRE, by Essex, by Merger Sub or any of their respective subsidiaries) will be converted into the right to receive (i) the stock consideration, 0.2971 shares of Essex common stock, and (ii) the cash consideration, $12.33 in cash, without interest, each subject to adjustment as described in the merger agreement. The cash consideration will be reduced to the extent the Special Distribution is authorized to be paid to BRE stockholders prior to the closing of the merger, as described below under “—Asset Sale and Special Distribution.” We refer to the stock consideration and the cash consideration collectively as the merger consideration. No fractional shares of Essex common stock will be issued, but instead BRE stockholders will receive cash, without interest, in an amount determined by multiplying the fractional interest of Essex common stock to which the holder would otherwise be entitled by the volume weighted average price of Essex common stock for the 10 trading days immediately prior to the closing date, starting with the opening of trading on the first trading day to the closing of the second to last trading day prior to the closing date, as reported by Bloomberg.

Procedures for Surrendering BRE Stock Certificates

The conversion of shares of BRE common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. In accordance with the merger agreement, Essex has appointed an exchange agent to handle the payment and delivery of the merger consideration and the cash payments to be delivered in lieu of fractional shares. Prior to the effective time of the merger, Essex or Merger Sub will deliver to the exchange agent evidence of the Essex common stock in book-entry form sufficient to pay the stock consideration and cash in an amount sufficient to pay for the cash consideration and any cash to be delivered in lieu of fractional shares. As soon as reasonably practicable after the effective time, but in no event later than two business days thereafter, Essex will cause the exchange agent to mail (and make available for collection by hand) to each record holder of shares of BRE common stock, a letter of transmittal and instructions explaining how to surrender BRE common share certificates to the exchange agent.

Each BRE stockholder that surrenders its stock certificate to the exchange agent together with a duly completed letter of transmittal, and each BRE stockholder that holds book-entry shares of BRE common stock, will receive the merger consideration due to such stockholder (including cash in lieu of any fractional shares). After the effective time of the merger, each certificate that previously represented shares of BRE common stock will only represent the right to receive the merger consideration into which those shares of BRE common stock have been converted.

Redemption of the BRE Preferred Stock

All outstanding shares of the BRE preferred stock will be redeemed prior to the effective time of the merger at $25.00 per share plus any accrued and unpaid dividends, in accordance with the terms of the merger agreement. BRE sent notice of the redemption of the BRE preferred stock to holders of BRE preferred stock on January 21, 2014 in accordance with the terms of the BRE preferred stock. The BRE preferred stock will be redeemed on February 20, 2014.

Assumption of BRE Equity Incentive Plans by the Combined Company

At the effective time of the merger, the Combined Company will assume all outstanding options, whether or not exercisable, and restricted stock awards (including any associated performance-based rights) subject to their current terms under the BRE equity incentive plans, as adjusted by the Stock Award Exchange Ratio. Each option and restricted stock award so assumed by the Combined Company will continue to have the same terms and conditions (including vesting schedule) as were applicable under the BRE equity incentive plans prior to the effective time of the merger, subject to certain adjustments for BRE performance-based restricted stock awards.

Withholding

All payments under the merger agreement are subject to applicable withholding requirements.

Appraisal Rights

No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3 Subtitle 2 of the MGCL, will be available to holders of BRE common stock with respect to the merger or the other transactions contemplated by the merger agreement.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by Essex and Merger Sub, on the one hand, and BRE, on the other hand. The representations and warranties were made by the parties as of the date of the merger agreement and do not survive the effective time of the merger. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the merger agreement and qualified by information with respect to each of Essex and BRE filed with the SEC prior to the date of the merger agreement and in the disclosure letters delivered in connection with the merger agreement.

Representations and Warranties of Essex and Merger Sub

The merger agreement includes representations and warranties by Essex and Merger Sub relating to, among other things:

•	organization, valid existence, good standing and qualification to conduct business;

•	capitalization;

•	due authorization, execution, delivery and validity of the merger agreement;

•	board approval;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	SEC filings and financial statements;

•	internal controls;

•	absence of certain changes since January 1, 2013;

•	absence of undisclosed liabilities;

•	litigation;

•	employee benefit plans and employees;

•	labor and employment matters;

•	tax matters, including qualification as a REIT;

•	material contracts;

•	inapplicability of the Investment Company Act of 1940, as amended;

•	environmental matters;

•	intellectual property;

•	compliance with laws and permits;

•	real property;

•	accuracy of information supplied for inclusion in this joint proxy statement/prospectus and registration statement;

•	opinion of financial advisor;

•	insurance;

•	related party transactions;

•	broker’s, finder’s and other fees;

•	matters related to the bridge financing in connection with the merger;

•	required stockholder vote;

•	ownership of BRE common stock;

•	outstanding commissions and fees; and

•	construction defect liability exposure.

Representations and Warranties of BRE

The merger agreement includes representations and warranties by BRE relating to, among other things:

•	organization, valid existence, good standing and qualification to conduct business;

•	capitalization;

•	due authorization, execution, delivery and validity of the merger agreement;

•	board approval;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	SEC filings and financial statements;

•	internal controls;

•	absence of certain changes since January 1, 2013;

•	absence of undisclosed liabilities;

•	litigation;

•	employee benefit plans and employees;

•	labor and employment matters;

•	tax matters, including qualification as a REIT;

•	material contracts;

•	inapplicability of the Investment Company Act of 1940, as amended;

•	environmental matters;

•	intellectual property;

•	compliance with laws and permits;

•	real property;

•	accuracy of information supplied for inclusion in this joint proxy statement/prospectus and registration statement;

•	opinion of financial advisor;

•	insurance;

•	related party transactions;

•	broker’s, finder’s and other fees;

•	inapplicability of takeover statutes;

•	required stockholder vote;

•	outstanding commissions and fees;

•	construction defect liability exposure; and

•	matters related to an option agreement to which a subsidiary of BRE is a party.

Definition of “Material Adverse Effect”

Many of the representations of Essex, Merger Sub and BRE are qualified by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would reasonably be expected to have a material adverse effect). For the purposes of the merger agreement, “material adverse effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence that has a material adverse effect on the financial condition, business, assets, properties, or results of operations of Essex and its subsidiaries, taken as a whole, or BRE and its subsidiaries, taken as a whole, as the case may be. However, any change, effect, development, circumstance, condition, state of facts, event or occurrence will not be considered a material adverse effect to the extent arising out of or resulting from the following:

•	any changes in the general United States or global economic conditions;

•	conditions in the REIT industry;

•	general legal, tax, economic, political and/or regulatory conditions, including any changes effecting financial, credit or capital market conditions;

•	changes in GAAP;

•	changes in applicable law;

•	any actions expressly required by, or failure to take any action expressly prohibited by, the merger agreement or any actions taken at the request or with the consent of the other party, and any effect attributable to the negotiation, execution or announcement of the merger agreement or the transactions contemplated thereby;

•	changes in the price of or the trading volume of shares of Essex common stock or shares of BRE common stock, as applicable;

•	any failure to meet internal or published projections, estimates or expectations;

•	changes in geopolitical conditions, acts of terrorism or sabotage, the commencement, continuation or escalation of a war or acts of armed hostility;

•	weather conditions or other force majeure events; and

•	any reduction in the credit rating of Essex, BRE or their respective subsidiaries, as applicable;

which, in the case of first and second bullet points above, such changes do not disproportionately have a greater adverse impact on Essex or BRE, as applicable, relative to other companies of comparable size operating in the REIT industry.

Covenants and Agreements

Conduct of Business of BRE Pending the Merger

BRE has agreed to certain restrictions on it and its subsidiaries until the earlier of the effective time of the merger and the valid termination of the merger agreement. In general, except with Essex’s prior written approval or as otherwise expressly required or permitted by the merger agreement or required by law, BRE has agreed that it will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and use its commercially reasonable efforts to (i) maintain its material assets and properties in their current condition (normal wear and tear excepted), (ii) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (iii) keep available the services of its present officers provided it does not require additional compensation, (iv) maintain all BRE insurance policies, and (v) maintain the status of BRE as a REIT. Without limiting the foregoing, BRE has also agreed that it will not, and it will not cause or permit any of its subsidiaries to (subject to certain exceptions), among other things:

•	amend or propose to amend its organizational documents;

•	split, combine, subdivide or reclassify any shares of stock of BRE or any of its subsidiaries;

•	declare, set aside or pay any dividends on or make any other distributions with respect to shares of capital stock or other equity securities or ownership interests in BRE or any of its subsidiaries;

•	redeem, purchase or otherwise acquire any shares of BRE’s capital stock or other equity interests of BRE or any of its subsidiaries;

•	acquire real property, personal property, business organizations or any division or material amount of assets thereof;

•	sell, pledge, assign, transfer, dispose of or encumber any property or assets;

•	incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or issue or amend the terms of any debt securities of BRE or any of its subsidiaries, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the indebtedness of any other person;

•	make any loans, advances or capital contributions to, or investments in, any other person or entity (including to any of its officers, trustees, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons or entities, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity;

•	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract;

•	enter into, modify or terminate any ground lease or office lease;

•	make any material tax election, enter into any material closing agreement with a tax authority, file any amended tax return or change any method of accounting for tax purposes or annual tax accounting period;

•	take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause BRE to fail to qualify as a REIT;

•	incur any capital expenditures or any obligations or liabilities in excess of $500,000 individually, or $1,000,000 in the aggregate;

•	increase the salary or bonus opportunity of any officers or directors, grant any officer or director any increase in severance or termination pay, or hire any officer with a title of vice president or higher;

•	enter into any agreement or arrangement that materially restricts BRE, or, after the closing of the merger, Essex or its subsidiaries or any successor thereto from engaging or competing in any line of business in which BRE is currently engaged or in any geographic area material to the business or operations of Essex;

•	change any of the accounting methods used by BRE or its subsidiaries, except for such changes required by GAAP or applicable law;

•	settle or compromise any material claim or legal proceeding where the amount paid in settlement or compromise exceeds $500,000 individually or $1,000,000 in the aggregate;

•	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•	form any new joint ventures or funds;

•	undertake any development projects;

•	amend or modify the compensation terms or other obligations of BRE contained in the engagement letter with BRE’s financial advisor;

•	modify or amend a specific lease option agreement to which a subsidiary of BRE is a party; or

•	enter into any written agreement, contract, commitment or arrangement to do any of the foregoing, or authorize in writing any of the foregoing.

However, nothing in the merger agreement prohibits BRE from taking any action that, in the reasonable judgment of BRE, upon advice of counsel, is reasonably necessary for BRE to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the effective time of the merger or to qualify or preserve certain tax status of BRE subsidiaries, including making dividend or other distribution payments to stockholders of BRE.

Furthermore, BRE is permitted after giving prior notice to Essex to waive any outstanding standstill agreements with third parties if the BRE Board determines in good faith after consultation with BRE’s outside legal advisors that the failure to do so would be inconsistent with the BRE Board’s duties under applicable law.

Conduct of Business of Essex Pending the Merger

Essex has agreed to certain restrictions on it and its subsidiaries until the earlier of the effective time of the merger and the valid termination of the merger agreement. In general, except with BRE’s prior written approval or as otherwise expressly required or permitted by the merger agreement or required by law, Essex has agreed that it will, and will cause each of its subsidiaries to, conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and use its commercially reasonable efforts to (i) maintain its material assets and properties in their current condition (normal wear and tear excepted), (ii) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with third parties, and (iii) maintain the status of Essex as a REIT. Without limiting the foregoing, Essex has also agreed that it will not, and it will not cause or permit any of its subsidiaries to (subject to certain exceptions), among other things:

•	amend or propose to amend its organizational documents;

•	split, combine, subdivide or reclassify any shares of stock of Essex or any of its subsidiaries;

•	declare, set aside or pay any dividends on or make any other distributions with respect to shares of capital stock or other equity securities or ownership interests in Essex or any of its subsidiaries;

•	redeem, purchase or otherwise acquire any shares of Essex’s capital stock or other equity interests of Essex or any of its subsidiaries;

•	acquire real property, personal property, business organizations or any division or material amount of assets thereof;

•	incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or issue or amend the terms of any debt securities of Essex or any of its subsidiaries, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the indebtedness of any other person;

•	make any loans, advances or capital contributions to, or investments in, any other person or entity (including to any of its officers, trustees, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons or entities, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity;

•	enter into, modify or terminate any ground lease;

•	make any material tax election, enter into any material closing agreement with a tax authority, file any amended tax return or change any method of accounting for tax purposes or annual tax accounting period;

•	take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause Essex to fail to qualify as a REIT;

•	change any of the accounting methods used by Essex or its subsidiaries, except for such changes required by GAAP or applicable law;

•	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; or

•	enter into any written agreement, contract, commitment or arrangement to do any of the foregoing, or authorize in writing any of the foregoing.

However, nothing in the merger agreement prohibits Essex from taking any action that, in the reasonable judgment of Essex, upon advice of counsel, is reasonably necessary for Essex to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the effective time of the merger or to qualify or preserve certain tax status of Essex subsidiaries, including making dividend or other distribution payments to stockholders of Essex.

Debt Exchange Offers

Pursuant to the merger agreement, Essex has agreed to cause Essex LP to use its commercially reasonable efforts to commence, no later than 30 business days prior to the closing date of the merger or any other date mutually agreed to by the parties, offers to exchange, with respect to all or substantially all of the outstanding aggregate principal amount of BRE’s (i) 5.500% Notes due 2017, (ii) 5.200% Notes due 2021 and (iii) 3.375% Senior Notes due 2023, which we refer to collectively as the Notes, and related consent solicitations on Essex’s behalf to amend, supplement and/or remove certain provisions in the indenture governing the Notes upon terms mutually agreed to by Essex and BRE after consultation with their respective legal and financial advisors. The new notes will be issued by Essex LP pursuant to a private placement. In addition, Essex and BRE agreed that the new notes will (i) have substantially the same covenant package as is included in the indenture that governs Essex’s most recent issuance of senior notes, (ii) have the same interest rates, interest payment dates, record dates, maturity dates, and discount rates used in the make-whole formulations as are included in the Notes and (iii) include such other customary terms and conditions as are reasonably acceptable to BRE and Essex. Essex and BRE agreed that the closing of the debt exchange offers will be conditioned upon the closing of the merger and acknowledged and agreed that the consummation of the debt exchange offers is not a condition to the obligation of Essex and BRE to consummate the merger and the other transactions contemplated by the merger agreement.

No Solicitation of Transactions

BRE will not, nor will it permit any of its subsidiaries to, and will use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate any inquiry, offer or request that constitutes, or reasonably could be expected to result in, any Competing Proposal (as defined below), (ii) participate in any negotiations regarding, or furnish any material nonpublic information relating to BRE in connection with a Competing Proposal, (iii) engage in discussions with any person with respect to any Competing Proposal, (iv) approve or recommend, or propose publicly to approve or recommend, any Competing Proposal, (v) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Essex or Merger Sub, or otherwise make any statement or proposal inconsistent with, the recommendation of the BRE Board in favor of the merger, (vi) enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement or commitment related to any Competing Proposal, or (vii) resolve, propose or agree to do any of the foregoing.

For the purposes of the merger agreement, “Competing Proposal” means any proposal made by a person, entity or group (other than a proposal or offer by Essex or any of its subsidiaries) at any time which is structured to permit such person or group to acquire beneficial ownership of at least 20% of the assets of, equity interest in, or businesses of, BRE or any BRE subsidiary (whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer, joint venture or otherwise, including any single or multi-step transaction or series of related transactions), in each case other than the merger or the other transactions contemplated by the merger agreement.

Notwithstanding the restrictions set forth above, the merger agreement provides that, at any time prior to the approval of the merger at BRE’s special meeting, the BRE Board is permitted, subject to first entering into a confidentiality agreement having provisions that are no less favorable to those contained in the confidentiality agreement between Essex and BRE (provided that such confidentiality agreement is not required to contain standstill provisions), to engage in discussions and negotiations with, or furnish any nonpublic information to, any person in response to a written Competing Proposal by such person that did not result from a breach of the no solicitation provisions of the merger agreement and which the BRE Board determines in good faith (after consultation with outside legal counsel and financial advisors) constitutes or is reasonably likely to lead to a Superior Proposal (as defined below), if and only to the extent that the BRE Board concludes in good faith (after consultation with outside legal counsel) that failure to do so would be inconsistent with their duties under applicable law. BRE will provide Essex with a copy of any nonpublic information or data provided to a third party substantially simultaneously with furnishing such information to such third party.

For purposes of the merger agreement, “Superior Proposal” means a written Competing Proposal (that did not result from a material breach of the no solicitation provisions of the merger agreement) for or in respect of at least a majority of the outstanding shares of BRE common stock or assets of BRE, made by any person or entity on terms that the BRE Board determines in good faith, after consultation with BRE’s financial and legal advisors, and considering such factors as the BRE Board considers to be appropriate (including all regulatory and timing aspects of such proposal and the availability of financing), are more favorable to BRE and its stockholders than the merger, which Competing Proposal is reasonably likely to be consummated.

BRE must notify Essex promptly (but in no event later than 24 hours) after receipt of any Competing Proposal, or any request for nonpublic information relating to BRE or any of its subsidiaries by any person that informs BRE or any of its subsidiaries that it is considering making a Competing Proposal, or any inquiry from any person seeking to have discussions or negotiations with BRE relating to a possible Competing Proposal. The notice will be made orally and confirmed in writing, and will indicate the identity of the person making the Competing Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). BRE will also promptly, and in any event within 24 hours, notify Essex, orally and in writing, if it enters into discussions or negotiations concerning any Competing Proposal or provides nonpublic information or data to any person and keep Essex informed in all material respects of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

Notwithstanding the restrictions above, with respect to a Competing Proposal, the BRE Board may make a change in recommendation (and in the event that the BRE Board determines the Competing Proposal to be a Superior Proposal, terminate the merger agreement), if and only if (i) a Competing Proposal (that did not result from a breach of the no solicitation provisions of the merger agreement) is made to BRE and is not withdrawn, (ii) the BRE Board has concluded in good faith (after consultation with outside legal counsel and financial advisors) that such Competing Proposal constitutes a Superior Proposal, (iii) the BRE Board has concluded in good faith (after consultation with outside legal counsel) that failure to do so would be inconsistent with its duties under applicable law, (iv) three business days, which we refer to as the notice period, has elapsed since BRE has given written notice to Essex advising Essex that it intends to take such action and specifying in reasonable detail the reasons therefor, including the terms and conditions of any such Superior Proposal that is the basis of the proposed action, (v) during such notice period, the BRE Board has considered and, at the reasonable request of Essex, engaged in good faith discussions with Essex regarding, any adjustment or modification of the terms of the merger agreement proposed by Essex, and (vi) the BRE Board, following such notice period, again reasonably determines in good faith (after consultation with outside legal counsel and financial advisors, and taking into account any adjustment or modification of the terms of the merger agreement proposed by Essex) that such Competing Proposal constitutes a Superior Proposal. Upon any material amendment to the Superior Proposal giving rise to the notice, BRE is required to deliver a new notice and commence a new negotiation period of two business days.

For the purposes of the merger agreement, in circumstances not involving or relating to a Competing Proposal, the BRE Board may make a change in recommendation if and only if (i) a material development or change in circumstances has occurred or arisen after December 19, 2013 that was neither known to the BRE Board nor reasonably foreseeable by the BRE Board as of December 19, 2013 (and which change or development does not relate to a Competing Proposal), (ii) the BRE Board has first reasonably determined in good faith (after consultation with outside legal counsel) that failure to do so would be inconsistent with its duties under applicable law, (iii) three business days, which we refer to as the intervening event notice period, will have elapsed since BRE has given a notice of recommendation change to Essex advising that the BRE Board intends to take such action and specifying in reasonable detail the reasons therefor, (iv) during the intervening event notice period, the BRE Board has considered and, at the reasonable request of Essex, engaged in good faith discussions with Essex regarding, any adjustment or modification of the terms of the merger agreement proposed by Essex, and (v) the BRE Board, following such intervening event notice period, again reasonably determines in good faith (after consultation with outside legal counsel, and taking into account any adjustment or modification of the terms of the merger agreement proposed by Essex) that failure to do so would be inconsistent with their duties under applicable law. In the event the BRE Board does not make a change in recommendation following such intervening event notice period, but thereafter determines to make a change in recommendation in circumstances not involving a Competing Proposal, the foregoing procedures will apply anew and will also apply to any subsequent withdrawal, amendment or change.

The merger agreement requires BRE to, and to cause its subsidiaries to, immediately terminate any and all existing activities, discussions or negotiations with any third parties conducted prior to December 19, 2013 with respect to any Competing Proposal, and to use its reasonable best efforts to promptly inform its and its subsidiaries’ respective representatives of these obligations.

Unless the merger agreement is validly terminated, notwithstanding a change in recommendation, BRE has agreed to submit the approval of the merger and the other transactions contemplated by the merger agreement to a vote of its stockholders.

Form S-4, Joint Proxy Statement/Prospectus; Stockholder Meetings

The merger agreement provides that Essex and BRE will prepare and cause to be filed with the SEC the joint proxy statement included in this joint proxy statement/prospectus and Essex agreed to prepare and file a registration statement on Form S-4 with respect to the merger, which includes this joint proxy statement/prospectus, in each case as promptly as reasonably practicable following the date of the merger agreement. Essex and BRE also will use their reasonable best efforts to (i) have the Form S-4 declared effective under the Securities Act as promptly as practicable after filing, (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, and (iii) to keep the Form S-4 effective for so long as necessary to complete the merger.

Each of Essex and BRE will use its reasonable best efforts to cause this joint proxy statement/prospectus to be mailed to their stockholders entitled to vote at their respective stockholder meetings and to hold their respective stockholder meetings as soon as practicable after the Form S-4 is declared effective. BRE also will include in the joint proxy statement/prospectus its recommendation to its stockholders that they approve the merger and the other transactions contemplated by the merger agreement, and Essex will include in the joint proxy statement/prospectus its recommendation to its stockholders that they approve the issuance of shares of Essex common stock as merger consideration, and each of Essex and BRE will use its reasonable best efforts to obtain its stockholder approval.

Access to Information; Confidentiality

The merger agreement requires both Essex and BRE to provide to the other, upon reasonable advance notice and during normal business hours, reasonable access to its properties, offices, books, contracts, commitments, personnel and records, and each of Essex and BRE are required to furnish reasonably promptly to the other a copy of each report, schedule, registration statement and other document filed prior to closing pursuant to federal or state securities laws and all other information concerning its business, properties and personnel as the other party may reasonably request.

Each of Essex and BRE will hold, and cause its representatives and affiliates to hold, any non-public information in confidence to the extent required by the terms of its existing confidentiality agreements.

Each of Essex and BRE will give prompt written notice to the other if, to the knowledge of such party, the occurrence of any state of facts, change, development, event or condition would cause, or would reasonably be expected to cause, any of the conditions to closing set forth in the merger agreement not to be satisfied or satisfaction to be materially delayed.

Efforts to Complete Transactions; Consents

Both Essex and BRE will use their reasonable best efforts to take all actions and do all things necessary, proper or advisable under applicable laws or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the merger, including obtaining all necessary actions or nonactions, waivers, consents and approvals from governmental authorities or other persons or entities in connection with the merger and the other transactions contemplated by the merger agreement, defending any lawsuits or other legal proceedings challenging the merger agreement or the merger or other transactions contemplated by the merger agreement, and executing and delivering all additional instruments necessary to consummate the merger and the other transactions contemplated by the merger agreement and to fully carry out the purposes of the merger agreement. Essex and BRE will provide any necessary notices to third parties and use their reasonable best efforts to obtain any third-party consents that are necessary, proper or advisable to consummate the merger. Additionally, Essex and BRE will use their reasonable best, good faith and diligent efforts to obtain a certain third party consent promptly after the date of the merger agreement.

Notification of Certain Matters; Transaction Litigation

Essex and BRE will provide prompt notice to the other of any notice received from any governmental authority in connection with the merger agreement or the transactions contemplated by the merger agreement, including the merger, or from any person or entity alleging that its consent is or may be required in connection with any such transaction.

Each of Essex and BRE will provide prompt notice to the other if any representation or warranty made by it in the merger agreement becomes untrue or inaccurate, or if it fails to comply with or satisfy in any material respect any covenant, condition or agreement contained in the merger agreement, in each case such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by June 17, 2014.

Each of Essex and BRE will provide prompt notice to the other of any claims, actions, suits, arbitrations, alternative dispute resolution actions or any other judicial or administrative proceedings commenced or, to the party’s knowledge, threatened against, relating to or involving such party or any of its subsidiaries in connection with the merger agreement, the merger or the other transactions contemplated by the merger agreement. BRE will allow Essex the opportunity to participate in, but not control, the defense and settlement of any stockholder litigation related to the Merger Agreement and will not to agree to a settlement of any stockholder litigation without Essex’s consent (not to be unreasonably withheld, conditioned or delayed) under certain circumstances.

Indemnification of Directors and Officers; Insurance

From and after the effective time of the merger, pursuant to the terms of the merger agreement and subject to certain limitations, the Combined Company will honor and fulfill in all respects the obligations of BRE to the fullest extent permissible under applicable laws, under BRE’s organizational documents in effect on December 19, 2013 and under any indemnification or other similar agreements in effect on December 19, 2013, which we refer to as the Indemnification Agreements, to the individuals covered by such organizational documents or Indemnification Agreements, which we refer to as the Covered Persons, arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the effective time of the merger, including in connection with the approval of the merger agreement and the transactions contemplated by the merger agreement.

Without limiting the foregoing, for a period of six years after the effective time of the merger, the Combined Company will, or will cause Merger Sub to: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such, or (B) the merger agreement and any of the transactions contemplated by the merger agreement; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Covered Person upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it will ultimately be determined that such Covered Person is not entitled to be indemnified. Notwithstanding anything to the contrary in the merger agreement, neither the Combined Company nor Merger Sub will settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought unless such settlement, compromise, consent or termination includes an unconditional release of the Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation. Notwithstanding anything to the contrary contained in the merger agreement, no Covered Person may settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought under without the prior consent of the Combined Company (which consent will not be unreasonably withheld, delayed or conditioned).

For a period of six years after the effective time of the merger, the charter and bylaws of Merger Sub or any of its successors or assigns will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the effective time of the merger than are currently set forth in BRE’s organizational documents. The Indemnification Agreements with Covered Persons that survive the merger will continue in full force and effect in accordance with their terms.

Subject to certain limitations set forth in the merger agreement, BRE may, prior to closing, purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six years after the effective time of the merger with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the effective time of the merger, which coverage must have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under BRE’s existing directors’ and officers’ liability policy, and in all other respects shall be comparable to such existing coverage, provided that the cost of such program may not exceed 250% of the annual premiums paid as of December 19, 2013 by BRE for directors’ and officers’ liability insurance, which we refer to as the base premium, and further provided that if such insurance coverage cannot be obtained at all, or can only be obtained at a cost in excess of the base premium, BRE may purchase the most advantageous policies of “tail” or “run-off” directors’ and officers’ insurance obtainable for a cost equal to the base premium.

Public Announcements

Each of Essex and BRE will, subject to certain exceptions, obtain the other party’s consent (which consent will not be unreasonably withheld, conditioned or delayed) before issuing any press release or other announcement with respect to the merger or the merger agreement.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants and agreements related to:

•	each of Essex and BRE using its respective reasonable best efforts to cause the merger to qualify as a reorganization under the Code;

•	the Combined Company and its subsidiaries, during the period commencing on the closing and ending twelve months thereafter, providing each employee of BRE and its subsidiaries who remains employed by Merger Sub or any subsidiary thereof with (i) compensation (excluding any equity-based compensation) that is not less favorable in the aggregate than the compensation provided to similarly situated employees of Essex, (ii) severance benefits that are no less favorable than the severance benefits provided to such continuing employee by BRE immediately prior to the effective time of the merger, and (iii) employee benefits that are, in the aggregate, no less favorable than those provided to similarly situated employees of Essex;

•	except for regular quarterly dividends payable by BRE and Essex, neither BRE nor Essex declaring or setting aside any dividend or other distribution to their respective stockholders from December 19, 2013 to the earlier of the effective time of the merger or the termination of the merger agreement, subject to certain exceptions;

•	Essex having the right to make an irrevocable election by written notice to BRE, which must be delivered to BRE at least fifteen business days prior to the initial scheduled date for the BRE stockholder meeting, to require BRE to sell, and Essex or its designees to purchase, on the business day prior to the effective time of the merger, certain to-be-identified assets or interests of BRE as designated by Essex in the notice with a net equity value not exceeding $1,000,000,000; and

•

Essex using its reasonable best efforts to take all actions and to do all things necessary to consummate and obtain the bridge loan facility on the terms and conditions described in the commitment letter for the bridge loan facility, and BRE, its subsidiaries and its representatives using their commercially reasonable efforts to provide all reasonable cooperation requested by Essex in connection with the documentation and arrangement of any debt financing including the bridge loan facility to the extent that such cooperation does not unreasonably interfere with the ongoing operations of BRE and its subsidiaries.

Conditions to Completion of the Merger

Mutual Closing Conditions

The obligation of each of Essex, Merger Sub and BRE to effect the merger is subject to the satisfaction or, to the extent permitted by law, waiver, at or prior to the closing date, of the following conditions:

•	approval of the merger and the other transactions contemplated by the merger agreement by BRE stockholders;

•	approval of the issuance of shares of Essex common stock to BRE stockholders in the merger by Essex stockholders;

•	the Form S-4 registration statement, of which this joint proxy statement/prospectus is a part, having been declared effective and no stop order suspending the effectiveness of such Form S-4 having been issued and no proceeding to that effect shall have been commenced or threatened by the SEC and not withdrawn;

•	the absence of any order or injunction issued by any governmental authority or other legal restraint or prohibition preventing the consummation of the merger or the other transactions contemplated by the merger agreement; and

•	the shares of Essex common stock to be issued to BRE stockholders in the merger having been approved for listing on the NYSE, subject to official notice of issuance at or prior to the closing of the merger.

Additional Closing Conditions for the Benefit of BRE

The obligations of BRE to effect the merger are subject to the satisfaction or, to the extent permitted by law, waiver, at or prior to the effective time of the merger, of the following additional conditions:

•	the accuracy in all respects as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date) of certain representations and warranties made in the merger agreement by Essex and Merger Sub regarding authority relative to the merger agreement, the required stockholder vote to approve the issuance of shares of Essex common stock as merger consideration, and broker’s fees and similar expenses;

•	the accuracy in all but de minimis respects as of the date specified in the merger agreement of certain representations and warranties made in the merger agreement by Essex and Merger Sub regarding certain aspects of their capital structure;

•	the accuracy of all other representations and warranties made in the merger agreement by Essex and Merger Sub as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date), except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or material adverse effect qualifications set forth therein) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Essex;

•	Essex and Merger Sub having performed in all material respects all obligations required to be performed by it under the merger agreement on or prior to the effective time of the merger, and receipt by BRE of a certificate signed on behalf of Essex by a duly authorized executive officer of Essex to such effect;

•	receipt by BRE of an opinion dated as of the closing date from Goodwin Procter LLP or other counsel reasonably acceptable to Essex and BRE, to the effect that for all taxable periods commencing with its taxable year ended December 31, 2009, Essex has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and that its proposed method of operation will enable the Combined Company to continue to meet the requirements for qualification and taxation as a REIT under the Code;

•	receipt by BRE of an opinion dated as of the closing date from Latham & Watkins LLP regarding the merger’s qualification as a reorganization within the meaning of Section 368(a) of the Code; and

•	no material adverse effect with respect to Essex shall have occurred since December 19, 2013.

Additional Closing Conditions for the Benefit of Essex and Merger Sub

The obligations of Essex and Merger Sub to effect the merger are subject to the satisfaction or, to the extent permitted by law, waiver, at or prior to the effective time of the merger, of the following additional conditions:

•	the accuracy in all respects as of the date specified in the merger agreement of certain representations and warranties made in the merger agreement by BRE regarding authority relative to the merger agreement, the required stockholder vote to approve the merger and the other transactions contemplated by the merger agreement, and broker’s fees and similar expenses;

•	the accuracy in all but de minimis respects as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date) of certain representations and warranties made in the merger agreement by BRE regarding certain aspects of its capital structure;

•	the accuracy of all other representations and warranties made in the merger agreement by BRE as of the date of the merger agreement and as of the effective time of the merger (or, in the case of representations and warranties that by their terms address matters only as of another specified date, as of that date), except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or material adverse effect qualifications set forth therein) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on BRE;

•	BRE having performed in all material respects all obligations required to be performed by it under the merger agreement on or prior to the effective time of the merger, and receipt by Essex of a certificate signed on behalf of BRE by a duly authorized executive officer of BRE to the effect that this condition and the conditions described in the preceding three bullet points have been satisfied;

•	receipt by Essex of an opinion dated as of the closing date from Latham & Watkins LLP to the effect that for all taxable periods commencing with its taxable year ended December 31, 1997, BRE has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and that its method of operation has enabled BRE to meet the requirements for qualification and taxation as a REIT under the Code;

•	receipt by Essex of an opinion dated as of the closing date from Goodwin Procter LLP regarding the merger’s qualification as a reorganization within the meaning of Section 368(a) of the Code; and

•	no material adverse effect with respect to BRE shall have occurred since December 19, 2013.

Termination of the Merger Agreement

Termination by Mutual Agreement

The merger agreement may be terminated at any time before the effective time of the merger by the mutual consent of Essex and BRE in a written instrument, even after approval of BRE stockholders or approval of Essex stockholders.

Termination by Either BRE or Essex

The merger agreement may also be terminated prior to the effective time of the merger by either BRE or Essex if:

•	there has been a breach by the other party of any of the covenants or agreements or any of the representations, warranties, covenants or agreements set forth in the merger agreement on the part of such other party, which breach, (i) in the case of BRE, either individually or in the aggregate, would result in, if occurring or continuing on the closing date, the failure of certain closing conditions to be satisfied, and (ii) in the case of Essex or Merger Sub, would reasonably be expected to prevent, or materially impair or delay, the ability of either Essex or Merger Sub to perform its obligations under the merger agreement, or to consummate the merger and the other transactions contemplated by the merger agreement, unless in each case such breach is reasonably capable of being cured, has been cured within the earlier of (x) twenty calendar days after the receipt of notice thereof by the defaulting party from the non-defaulting party, or (y) June 12, 2014 (provided that this termination right will not be available to a party that is in material breach of any of its own respective representations, warranties, covenants or agreements set forth in the merger agreement);

•	the effective time of the merger shall not have occurred on or before midnight, New York City time on June 17, 2014 (provided that this termination right will not be available to a party whose breach of any representation, warranty, covenant or agreement set forth in the merger agreement has been the primary cause of, or resulted in, the failure of the merger to occur on or before such date);

•	a governmental authority of competent jurisdiction has issued a final, non-appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the merger or the other transactions contemplated by the merger agreement (provided that the party seeking to terminate the agreement shall have complied with its obligation to use reasonable best efforts to prevent the entry of and remove such order, decree or ruling);

•	stockholders of BRE failed to approve the merger and the other transactions contemplated by the merger agreement at a duly convened special meeting (provided that this termination right will not be available to BRE if the failure to obtain that BRE’s stockholder approval was primarily due to BRE’s material breach of certain provisions of the merger agreement); or

•	stockholders of Essex failed to approve the issuance of shares of Essex common stock as merger consideration at a duly convened special meeting (provided that this termination right will not be available to Essex if the failure to obtain that Essex’s stockholder approval was primarily due to Essex’s material breach of certain provisions of the merger agreement).

Termination by BRE

The merger agreement may also be terminated by BRE by written notice to Essex at any time prior to the approval of the merger and the other transactions contemplated by the merger agreement by BRE stockholders, in order to enter into any alternative acquisition agreement with respect to a Superior Proposal; provided, that BRE must concurrently pay the termination fee plus the expense reimbursement described below under “—Termination Fee and Expenses Payable by BRE to Essex.”

Termination by Essex

The merger agreement may also be terminated by Essex by written notice to BRE at any time prior to the approval of the merger and the other transactions contemplated by the merger agreement by BRE stockholders, if (i) the BRE Board has effected a change in recommendation, (ii) the BRE Board approves, adopts, recommends to BRE stockholders to approve or adopt, or enters into an agreement with respect to any Competing Transaction (other than certain confidentiality agreements); (iii) BRE fails to include in this joint proxy statement/prospectus the recommendation of the BRE Board in favor of the approval of the merger; (iv) if a tender offer or exchange offer for 20% or more of the outstanding shares of BRE capital stock is commenced, and the BRE Board does not recommend against acceptance of such tender offer or exchange offer by its stockholders within ten business days following commencement of such offer (or, in the event of a change in the terms of the tender offer, within ten business days of the announcement of such changes); (v) BRE has materially breached its obligations under the no solicitation provision of the merger agreement; or (vi) BRE publicly announces its intention to do any of the foregoing (provided that Essex’s right to terminate the merger agreement shall expire at 5:00 p.m., California time, on the tenth business day following the date on which Essex became aware that the event permitting such termination occurred).

Termination Fee and Expenses Payable by BRE to Essex

BRE has agreed to pay a termination fee of $170 million if:

•	BRE receives a Superior Proposal with respect to BRE, and the BRE Board has determined in good faith (after consulting with its outside legal counsel) that failure to accept such Superior Proposal is reasonably likely to be inconsistent with the exercise of the duties of the members of the BRE Board (or any committee thereof) under applicable laws, and BRE terminates the merger agreement;

•	Essex terminates the merger agreement because (i) the BRE Board has effected a change in recommendation, (ii) the BRE Board approves, adopts, recommends to BRE stockholders to approve or adopt, or enters into an agreement with respect to any Competing Transaction (other than certain confidentiality agreements); (iii) BRE fails to include in this joint proxy statement/prospectus the recommendation of the BRE Board in favor of the approval of the merger; (iv) if a tender offer or exchange offer for 20% or more of the outstanding shares of BRE capital stock is commenced, and the BRE Board does not recommend against acceptance of such tender offer or exchange offer by its stockholders within ten business days following commencement of such offer (or, in the event of a change in the terms of the tender offer, within ten business days of the announcement of such changes); (v) BRE has materially breached its obligations under the no solicitation provision of the merger agreement; or (vi) BRE publicly announces its intention to do any of the foregoing;

•	All of the following occurs (in which case, the termination fee will be less, if applicable, any reimbursable expenses previously paid by BRE to Essex):

•	Essex terminates the merger agreement because (i) stockholders of BRE failed to approve the merger and the other transactions contemplated by the merger agreement at a duly convened special meeting, or (ii) BRE has breached any representation, warranty, covenant or agreement set forth in the merger agreement that would, or would reasonably be expected to, result in certain closing conditions not being satisfied, and which breach has not been cured pursuant to the terms of the merger agreement,

•	the BRE Board has received prior to the meeting of BRE stockholders a Competing Proposal, which was not withdrawn at or prior to the time of the stockholder meeting or prior to the termination of the merger agreement, and

•	within twelve months after termination of the merger agreement, BRE consummates a Competing Transaction or enters into an agreement providing for a Competing Transaction (that is later consummated)

BRE has agreed to pay any out-of-pocket fees and expenses actually incurred up to a maximum of $10 million if the merger agreement is terminated (i) by either BRE or Essex because stockholders of BRE failed to approve the merger and the other transactions contemplated by the merger agreement at a duly convened special meeting, or (ii) by Essex because BRE has breached any representation, warranty, covenant or agreement set forth in the merger agreement that would, or would reasonably be expected to, result in certain closing conditions not being satisfied, and which breach has not been cured pursuant to the terms of the merger agreement.

Expenses Payable by Essex to BRE

Essex has agreed to pay any out-of-pocket fees and expenses actually incurred up to a maximum of $10 million if the merger agreement is terminated (i) by either BRE or Essex because stockholders of Essex failed to approve the issuance of shares of Essex common stock as merger consideration at a duly convened special meeting, or (ii) by BRE because Essex or Merger Sub has breached any representation, warranty, covenant or agreement set forth in the merger agreement that would reasonably be expected to prevent, or materially impair or delay, the ability of either Essex or Merger Sub to perform its obligations under the merger agreement, or to consummate the merger and the other transactions contemplated by the merger agreement, and which breach has not been cured pursuant to the terms of the merger agreement.

Financing Related to the Merger

Debt Financing

The merger is not conditioned upon Essex having received any financing at or prior to the effective time of the merger. However, in connection with the merger and the transactions contemplated by the merger agreement, Essex has entered into a commitment letter with Citigroup Global Markets Inc., UBS AG, Stamford Branch and UBS Securities LLC, whose banking affiliates we collectively refer to as the Lenders, pursuant to which the Lenders have committed to provide a senior unsecured bridge loan facility of up to $1 billion, which we refer to as the bridge loan facility, subject to the conditions set forth in the commitment letter. If drawn upon, the proceeds of the bridge loan facility may be used to (i) pay a portion of the consideration in the merger, (ii) pay various fees and expenses incurred in connection with the merger, and/or (iii) repay certain indebtedness of BRE and its subsidiaries. The bridge loan facility is structured as a 364-day unsecured term loan facility available in a single draw on the closing date of the merger.

The obligations of the Lenders to provide the financing under the commitment letter are subject to a number of conditions (including conditions that do not relate directly to the merger agreement), including without limitation: (i) consummation of the merger in accordance with the merger agreement (without giving effect to any amendments, modifications or waivers to the merger agreement that are materially adverse to the interests of the Lenders without the prior written consent of the Lenders) substantially contemporaneously with the funding of the bridge loan facility; (ii) no default or event of default with respect to Essex, Essex LP or Merger Sub existing at the time of funding of the bridge loan facility relating to a breach of certain material covenants and other customary events; (iii) that since January 1, 2013, subject to the exceptions and qualifications set forth in the commitment letter, there has not been any “Parent Material Adverse Effect” or any “Target Material Adverse Effect” (as such terms are defined in the commitment letter); (iv) delivery of certain customary financial statements with respect to Essex and BRE; (v) payment of all costs, fees, expenses and other compensation as contemplated by the commitment letter; (vi) delivery of certain customary closing documents; and (vii) the accuracy of certain customary representations and warranties.

The commitment letter expires on the earliest of (i) the consummation of the bridge loan facility and (ii) April 18, 2014, provided that if either Essex or BRE has not obtained the approval of Essex stockholders or BRE stockholders, as the case may be, contemplated by the merger agreement by April 18, 2014, the commitment letter will expire on May 18, 2014.

The bridge facility does not amortize and is unsecured. Borrowings may be made at interest rates equal to the Eurodollar rate, plus a margin of 100 to 205 basis points, or a base rate, plus a margin of 0 to 105 basis points. The applicable margin will be determined based on Essex’s senior unsecured long-term non-credit enhanced debt ratings. The interest rates will increase (i) by 0.25% from and after the day that is 90 days following the date the bridge loan facility closes, (ii) by an additional 0.25% from and after the date that is 180 days following the date the bridge loan facility closes (for an aggregate increase of 0.50%), and (iii) by an additional 0.25% from and after the date that is 270 days following the date the bridge loan facility closes (for an aggregate increase of 0.75%).

In addition, the terms of the financing commitment include the following, without limitation: (i) a maturity date at 364 days from the closing of the bridge facility, (ii) certain voluntary and mandatory prepayment and commitment reduction provisions including with respect to debt and equity issuances and dispositions as set forth in the commitment letter, (iii) customary financial covenants, and (iv) customary representations and warranties, affirmative and negative covenants, events of default and conditions to borrowings.

Pursuant to such financing commitment and in accordance with the terms of fee letter entered into among the Lenders, Essex LP and Merger Sub, the Lenders expect to receive certain customary fees, some of which are based on their pro rata participation under the commitment letter, from Essex LP and Merger Sub, including certain fees payable depending on various circumstances and contingencies. In addition, the fee letter includes certain customary “market-flex” provisions.

Essex, Essex LP and Merger Sub have the right to use alternative financing in connection with the consummation of the merger and are under no obligation to draw upon the financing commitment from the Lenders. Essex is currently exploring the availability of alternative financing including through existing unsecured credit facilities, asset sales, joint ventures or other financing arrangements.

Asset Sale and Special Distribution

The merger agreement provides that Essex may make an irrevocable election by written notice to BRE no later than 5 p.m. Pacific Time on the business day that is at least 15 business days prior to the BRE special meeting, to require that BRE sell, and for Essex or one or more persons designated by Essex to purchase, on the business day prior to the effective time of the merger, certain to-be-identified assets of BRE and/or its subsidiaries as specified by Essex in the election notice. Pursuant to the merger agreement, the net equity value of the disposition assets in the Asset Sale may not in the aggregate exceed $1 billion.

Essex currently anticipates delivering such notice and that the disposition assets will be contributed to a joint venture to be formed between BRE and one or more third parties. Essex will acquire the remaining interests in such joint venture in the merger. The merger agreement provides that, assuming the Asset Sale occurs in accordance with the terms set forth in the merger agreement, the net proceeds received by BRE from the third-party venture partner(s), or a portion thereof, as determined by BRE after consultation with Essex, will be paid as a dividend to BRE stockholders of record as of the close of business on the business day preceding the effective time of the merger as the Special Distribution. The amounts distributed as a Special Distribution will reduce the cash consideration by the per share amount of such Special Distribution. The amount of the Special Distribution is intended to be at least equal to BRE’s earnings and profits generated from the Asset Sale. In any event, BRE stockholders will receive $12.33 in cash, without interest, in connection with the merger whether as a result of the payment of the Special Distribution or payment of the cash consideration in the merger or a combination thereof.

The closing of the Asset Sale is not a condition precedent to the merger and does not require stockholder approval. If the merger is not completed for any reason, the Asset Sale will not be completed. If the Asset Sale and proposed joint venture or sale of the disposition assets does not close, Essex may seek alternative financing as described above or may utilize the bridge loan facility. As of the date of this joint proxy statement/prospectus, Essex has not entered into any definitive agreement with any person regarding the Asset Sale.

Miscellaneous Provisions

Payment of Expenses

The merger agreement provides that each party will pay its own fees and expenses in connection with the merger agreement, except (i) as described above under “—Termination of the Merger Agreement—Termination Fee and Expenses Payable by BRE to Essex” and “—Termination of the Merger Agreement—Termination Fee and Expenses Payable by Essex to BRE,” and (ii) Essex shall pay, whether or not the merger or any other transaction contemplated by the merger agreement is consummated, all expenses incurred in connection with (a) printing, filing and mailing this joint proxy statement/prospectus and all SEC and other regulatory filing fees incurred in connection with this joint proxy statement/prospectus, (b) any filing with antitrust authorities, and (c) the exchange agent. Notwithstanding anything to the contrary contained in the merger agreement, Essex shall pay the amount of any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with the merger agreement and the transactions contemplated thereby.

Specific Performance

The parties to the merger agreement are entitled to injunctions, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in addition to any and all other remedies at law or in equity.

Amendment

The parties to the merger agreement may amend the merger agreement by an instrument in writing signed by each of the parties, provided that, after approval of the merger and the other transactions contemplated by the merger agreement by BRE’s stockholders, no amendment may be made which by law requires further approval by such stockholders without such further approval. Certain provisions of the merger agreement relating to the bridge loan facility may not be modified, waived or terminated in a manner that is adverse in any respect to a Lender under the bridge loan facility or a party related to the Lender without the prior written consent of the Lender or related party.

Waiver

Prior to the effective time of the merger, Essex, Merger Sub or BRE may extend the time for performance of any obligations of the other or waive any inaccuracies in the representations and warranties of the other or the other party’s compliance with any agreements or conditions contained in the merger agreement.

Governing Law

The merger agreement is governed by the laws of the State of Maryland, without giving effect to conflicts of laws principles.

VOTING AGREEMENTS

The following is a summary of selected material provisions of the voting agreements and is qualified in its entirety by reference to the full text of the Forms of Voting Agreement. This summary does not purport to be complete and may not contain all of the information about the voting agreements that may be important to you. You are encouraged to read each of the Forms of Voting Agreement carefully and their entirety. A copy of the Form of voting agreement entered into with certain executive officers and directors of BRE is attached as Annex B to this joint proxy statement/prospectus and incorporated herein by reference. A copy of the Form of Voting Agreement entered into with certain executive officers and directors of Essex is attached as Annex C to this joint proxy statement/prospectus and incorporated herein by reference.

Concurrently with the execution of the merger agreement, BRE entered into separate voting agreements with Michael J. Schall, Essex’s President and Chief Executive Officer and a member of the Essex Board, and George M. Marcus, the Chairman of the Essex Board, and Essex entered into separate voting agreements with Constance B. Moore, BRE’s President and Chief Executive Officer and a member of the BRE Board, and Irving F. Lyons, III, the Chairman of the BRE Board. As of January 16, 2014, the Essex officers and directors that are a party to a voting agreement with BRE collectively owned approximately 0.91% of the outstanding shares of Essex common stock, and the BRE officers and directors that are a party to a voting agreements with Essex collectively owned approximately 0.62% of the outstanding shares of BRE common stock.

Voting Provisions

Essex

Pursuant to the terms of the separate voting agreements entered into by Michael J. Schall and George M. Marcus, subject to the terms and conditions contained in each voting agreement, each of Messrs. Schall and Marcus has separately agreed to vote all of his shares of Essex common stock, whether currently owned or acquired at any time prior to the termination of the applicable voting agreement, in the following manners:

•	in favor of the issuance of Essex common stock to be issued in the merger;

•	in favor of any other matter that is required to facilitate the consummation of the merger and the other transactions contemplated by the merger agreement;

•	in favor of any proposal to adjourn a meeting of the stockholders of Essex to solicit additional proxies in favor of the approval of the issuance of the Essex common stock in the merger;

•	against any action or agreement that would reasonably be expected to result in any closing condition contained in the merger agreement not being fulfilled; and

•	against any action that could reasonably be expected to impede, interfere with, materially delay, materially postpone or adversely affect consummation of the transactions contemplated by the merger agreement.

In addition, each of Messrs. Schall and Marcus has separately appointed and constituted BRE (and certain designated representatives of BRE), with full power of substitution, as his true and lawful attorneys-in-fact and irrevocable proxies to vote his shares of Essex common stock, in accordance with the terms of the applicable voting agreement, which proxy is effective only if the applicable stockholder fails to be counted as present, to consent or to vote his shares of Essex common stock in accordance with the terms of the applicable voting agreement.

BRE

Pursuant to the terms of the separate voting agreements entered into by Constance B. Moore and Irving F. Lyons, III, subject to the terms and conditions contained in each voting agreement, each of Ms. Moore and

Mr. Lyons has separately agreed to vote all of his or her shares of BRE common stock, whether currently owned or acquired at any time prior to the termination of the applicable voting agreement, in the following manners:

•	in favor of the merger and the other transactions contemplated by the merger agreement;

•	in favor of any other matter that is required to facilitate the consummation of the merger and the other transactions contemplated by the merger agreement;

•	in favor of any proposal to adjourn a meeting of the stockholders of BRE to solicit additional proxies in favor of the approval of the merger and the other transactions contemplated by the merger agreement;

•	against any other Competing Proposal for BRE;

•	against any action or agreement that would reasonably be expected to result in any closing condition contained in the merger agreement not being fulfilled; and

•	against any action that could reasonably be expected to impede, interfere with, materially delay, materially postpone or materially adversely affect consummation of the transactions contemplated by the merger agreement.

In addition, each of Ms. Moore and Mr. Lyons has separately appointed and constituted Essex (and certain designated representatives of Essex), with full power of substitution, as his or her true and lawful attorneys-in-fact and irrevocable proxies to vote his or her shares of BRE common stock, in accordance with the terms of the applicable voting agreement, which proxy is effective only if the applicable stockholder fails to be counted as present, to consent or to vote his or her shares of BRE common stock in accordance with the terms of the applicable voting agreement.

Except as described above, nothing in the voting agreements limits the rights of the stockholder parties thereto to vote in favor of or against, or abstain with respect to, any matter presented to the stockholders of Essex of BRE, as applicable. The separate voting agreements are entered into only in the individual’s capacity as a stockholder and nothing in the voting agreements restricts, limits or affects in any respect any actions taken in such individual’s capacity as a director, officer or other fiduciary.

Restrictions on Transfer

Under the terms of the voting agreements, each of the stockholder parties thereto has agreed that prior to the termination of the applicable voting agreement, he shall not, subject to certain limited exceptions:

•	directly or indirectly transfer (by operation of law or otherwise), either voluntarily or involuntarily, any (or any interests convertible into) shares of Essex common stock or shares of BRE common stock, as applicable;

•	enter into any contract, option or other arrangement or understanding with respect to any transfer (by operation of law or otherwise) of any (or any interests convertible into) shares of Essex common stock or shares of BRE common stock, as applicable;

•	enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Essex common stock or BRE common stock, as applicable; and

•	deposit any shares of Essex common stock or shares of BRE common stock, as applicable, into a voting trust or enter into a voting agreement or arrangement with respect to any such shares, or grant any proxy or power of attorney with respect to any such shares.

Termination of Voting Agreements

Each of the voting agreements will terminate upon the earlier to occur of:

•	the effective time of the merger; and

•	the termination of the merger agreement pursuant to its terms.

DIRECTORS AND MANAGEMENT OF THE COMBINED COMPANY AFTER THE MERGER

As of the effective time of the merger, the board of directors of the Combined Company will be increased to 13 members, with the ten current Essex directors, George M. Marcus, Keith R. Guericke, David W. Brady, Gary P. Martin, Issie N. Rabinovitch, Thomas E. Randlett, Michael J. Schall, Bryon A. Scordelis, Janice L. Sears and Claude Joseph Zinngrabe Jr., continuing as directors of the Combined Company. In addition, the BRE designees, Irving F. Lyons, III, Thomas E. Robinson and Thomas P. Sullivan, will join the board of directors of the Combined Company as of the effective time of the merger, to serve until the next annual meeting of the stockholders of the Combined Company (and until their successors have been duly elected and qualified). The BRE designees are entitled to be nominated by the board of directors of the Combined Company for reelection at the next subsequent annual meeting of stockholders of the Combined Company.

The executive officers of Essex immediately prior to the effective time of merger will continue to serve as the executive officers of the Combined Company, with Michael J. Schall continuing to serve as the President and Chief Executive Officer of the Combined Company.

On May 15, 2013, Essex amended and restated its charter and made conforming changes to its bylaws to eliminate its classified board structure and to elect directors annually. Each director who was elected at Essex’s 2012 annual meeting to serve until its 2015 annual meeting and each director who was elected at Essex’s 2013 annual meeting to serve until its 2016 annual meeting will resign effective at Essex’s 2014 annual meeting, and beginning with that meeting, each director on the Essex Board will stand for election to serve for a one-year term and until each director’s successor is duly elected and qualified.

Biographical Information about Officers and Directors

Biographical information concerning the directors and executive officers (some of whom are also directors) expected to serve as officers and directors of the Combined Company following the merger is set forth below.

George M. Marcus, 72, is the founder and has been the Chairman of Essex Property Corporation (the predecessor to Essex) and the Marcus & Millichap Company since their inception in 1971. The Marcus & Millichap Company is the parent company of a diversified group of real estate service, investment and development firms. Mr. Marcus is also the Co-Chairman of Marcus & Millichap, Inc., referred to as MMI, and Mr. Marcus owns a controlling interest in MMI. MMI is a national brokerage firm listed on the NYSE that underwent its initial public offering in 2013. Mr. Marcus was one of the original founders of Greater Bay Bancorp, a publicly held financial institution, which was acquired by Wells Fargo & Company in 2007. Included among Mr. Marcus’ professional memberships are the Regent Emeritus of the University of California, the Real Estate Roundtable, the Policy Advisory Board of the University of California at Berkeley—Center for Real Estate and Urban Economics, as well as numerous other professional and community organizations. He graduated with a Bachelor of Science degree in Economics from San Francisco State University. He was honored as Alumnus of the Millennium in 1999. Mr. Marcus is also a graduate of the Harvard Business School of Owners / Presidents Management Program and the Georgetown University Leadership Program. The Essex Board selected Mr. Marcus to serve as a director because he is the founder of Essex, he brings outstanding leadership and vision to Essex, he has extensive knowledge of Essex, and over 35 years of experience working in the real estate industry.

Keith R. Guericke, 65, Director and Vice Chairman of the Essex Board, held the position of President and Chief Executive Officer of Essex from 1988 through 2010. Effective January 1, 2011, Mr. Guericke retired from his position as an executive officer, and he remains a director of Essex and will continue to provide additional services as a part-time employee. Mr. Guericke joined Essex’s predecessor, Essex Property Corporation, in 1977 to focus on investment strategies and portfolio expansion. Mr. Guericke prepared Essex for its IPO in 1994, and has since significantly increased Essex’s multifamily portfolio in supply-constrained markets along the West Coast. Mr. Guericke serves on the boards of directors of Century Communities and American Residential Properties, Inc., and is a member of NAREIT and several local apartment industry groups. Prior to joining Essex, Mr. Guericke began his career with Kenneth Leventhal & Company, a CPA firm noted for its real estate expertise. Mr. Guericke received his Bachelor of Science degree in Accounting from Southern Oregon College in

1971. The Essex Board selected Mr. Guericke to serve as a director because he served Essex for over 33 years and was its principal executive officer from 1988 to 2010, and he has expansive knowledge of the real estate industry and strong relationships with many executives and other senior management at real estate companies throughout the United States.

Michael J. Schall, 56, Director, is the President and Chief Executive Officer of Essex, having been promoted to that position by the Essex Board effective January 1, 2011. He previously served as the Senior Executive Vice President and Chief Operating Officer for Essex from 2005 to 2010, during which years he was responsible for the strategic planning and management of Essex’s property operations, redevelopment and co-investment programs. From 1993 to 2005, Mr. Schall was the Chief Financial Officer of Essex, responsible for the organization’s financial and administrative matters. He joined The Marcus & Millichap Company in 1986. He was also the Chief Financial Officer of Essex’s predecessor, Essex Property Corporation. From 1982 to 1986, Mr. Schall was the Director of Finance for Churchill International, a technology-oriented venture capital company. From 1979 to 1982, Mr. Schall was employed in the audit department of Ernst & Young (then known as Ernst & Whinney), where he specialized in the real estate and financial services industries. Mr. Schall received a B.S. from the University of San Francisco. Mr. Schall currently serves as a member of the Board of Trustees of Pebblebrook Hotel Trust, Inc. Mr. Schall is a Certified Public Accountant (inactive) and is a member of NAREIT, the National Multi Housing Council, the AICPA, and the Board of Governors of NAREIT. The Essex Board selected Mr. Schall to serve as a director because he was a principal officer of Essex when initially selected as a director, he has extensive knowledge of the financial and operating matters of Essex, and he has strong relationships with many executives and senior management at real estate companies throughout the United States.

Michael T. Dance, 57, has been the Executive Vice President and Chief Financial Officer of Essex since February 2005 and is responsible for financial and administrative matters. From September 2002 to February 2005, Mr. Dance provided accounting research, consulting, and litigation support services, while teaching as an adjunct Professor for the University of California at Berkeley, HAAS School of Business. Mr. Dance began his career at Peat, Marwick, Mitchell & Co in 1978. From 1990 to 2002, he was a partner with KPMG LLP, where he worked with clients in the real estate, construction, health care and technology industries. He received a Bachelor of Arts degree in Economics from California State University, East Bay in 1978. Mr. Dance is a CPA (inactive).

John D. Eudy, 59, is responsible for the development activities of Essex, from the point of acquisition through construction and stabilization. Mr. Eudy joined Essex’s predecessor, Essex Property Corporation, in 1985. While at Essex, Mr. Eudy has been responsible for numerous activities including arranging of financing, due diligence, asset management and asset disposition. Prior to joining Essex, Mr. Eudy was a Vice President in the Commercial Real Estate Investment Group of Crocker National Bank from 1980 to 1985 and Home Federal Savings from 1977 to 1980. He received a Bachelor of Science degree in Finance from San Diego State University in 1977 and is a graduate of the University of Southern California’s Management Leadership School. Mr. Eudy is a member of the Urban Land Institute, which we refer to as ULI, and NAREIT.

Craig K. Zimmerman, 62, is responsible for the acquisition activities of Essex. Mr. Zimmerman joined Essex’s predecessor, Essex Property Corporation, in 1984 and was primarily responsible for the acquisition of multifamily residential properties. Prior to joining Essex, Mr. Zimmerman was the Vice President of Acquisitions with Prometheus Development Company, a national real estate developer and a principal in Zimmerman Properties. From 1975 through 1978, Mr. Zimmerman worked as a real estate acquisitions specialist for American Equities Corporation. He received a Bachelor of Arts degree in Rhetoric from the University of California at Berkeley in 1974.

John F. Burkart, 49, is responsible for the asset management activities of Essex, including evaluation of existing investments, renovation, disposition, capital improvements, due diligence, economic research, and Essex’s institutional co-investment program. Mr. Burkart was responsible for supervising property management activity in the Northern Division of Essex as well as the creation and management of the institutional co-investments. Mr. Burkart joined Essex in 1996 and was responsible for various finance duties including identifying potential sources of financing and negotiating joint venture and debt financing transactions. From 1993 to 1996, Mr. Burkart was a real estate finance consultant for various companies. From 1987 to 1993 Mr. Burkart was a Vice President at Pacific States Management Company, responsible for the property management and accounting departments, along with other corporate duties. Mr. Burkart received a Bachelor of Science degree in Finance from San Jose State University in 1987 and a MBA degree in Real Estate from Golden Gate University in 1993.

Erik J. Alexander, 46, is responsible for property operations of Essex. Mr. Alexander joined Essex in 1997 as a Regional Portfolio Manager and later served as the Director of Redevelopment. Prior to joining Essex, Mr. Alexander served as the Director of Operations for Century West Properties, a Santa Monica based apartment developer and operator. Mr. Alexander also held a position as a real estate consultant with The Meyers Group providing pricing strategies, demand analysis and feasibility studies to new home developers and lenders in Southern California. Mr. Alexander received his Bachelor of Science degree in Business Administration with a Certificate of Real Property Development and Management from the University of Southern California in 1990.

David W. Brady, 73, Director, holds the Bowen H. and Janice Arthur McCoy endowed chair at Stanford University Graduate School of Business and is a professor of political science in Stanford University School of Humanities and Sciences since 1988. Dr. Brady served as an associate Dean for academic affairs at the Graduate School of Business from 1996 until 2000, and continues to teach corporate ethics in both MBA and executive education. He is a Deputy Director at the Hoover Institution and senior fellow by courtesy at the Institute for International Studies. He was a member of the advisory council for the Kansai Silicon Valley Venture Forum in Japan. The Essex Board selected Mr. Brady to serve as a director because of his many years of experience as a professor of political science and business, which has enabled him to assist the full board in understanding corporate governance and ethics issues, and he is familiar with a full range of corporate and board functions.

Gary P. Martin, 66, Director, is a private investor, and a member of the Board of Directors of LeoNovos, a public company on the Toronto Exchange and Chairman of the Audit Committee. He was the Vice President and Chief Financial Officer of Mobile Smart, a semiconductor company serving the automotive industry for the period from September 2000 to July 2002. From April 1998 to August 2000, he served as Vice President and Chief Financial Officer of Halo Data Devices, a supplier of data storage products for the disk drive market. Mr. Martin served from August 1995 to January 1998 as Vice President of Finance and Chief Financial Officer of 3Dfx Interactive, Inc. From September 1993 to July 1995, he served as Vice President of Finance and the Chief Financial Officer for MiniStor Peripherals Corporation, a supplier of data storage products for the mobile computer market. From 1985 to 1993, he was Senior Vice President of Finance and Administration for Chips and Technologies, Inc., where he also developed joint business ventures within the Soviet Union. From 1983 to 1984, Mr. Martin was Vice President of Finance and Chief Financial Officer for Starstruck, Inc., a company involved in space development through private enterprise. Mr. Martin was one of the earliest employees at Apple Computer, Inc., where he held both corporate and European controller positions during the period from 1977 to 1983. From 1971 to 1977, he worked for Aero Air Freight and National Semiconductor. He received a Bachelor of Science degree in Accounting from San Jose State University in 1971. The Essex Board selected Mr. Martin to serve as a director because he has years of experience serving on both public and private boards and committees, he has served as a Chief Financial Officer for a variety of companies, and he has an extensive understanding of internal and external financial reporting of public companies.

Issie N. Rabinovitch, 67, Director, is a partner at Cheyenne Capital, a venture capital firm. He was the Chief Executive Officer of Mainsail Networks, a telecommunications company in 2000 and 2001. Prior to joining Cheyenne Capital, Mr. Rabinovitch served from 1991 to 1994 as President and Chief Executive Officer of Micro Power Systems, Inc., a company engaged in the designing, manufacturing and marketing of multiple semiconductor products. From 1985 to 1991, Mr. Rabinovitch was President of Berkeley International Capital Corporation, a venture capital firm. From 1983 to 1985, Mr. Rabinovitch was President of Crowntek Software International, a software development and distribution company. Before joining Crowntek, he was employed by the Xerox Corporation in various management roles. Mr. Rabinovitch received a Bachelor of Science degree from McGill University in 1967 and a Master’s of Business Administration degree from Harvard University in 1970. The Essex Board selected Mr. Rabinovitch to serve as a director because he brings valuable financial expertise, including extensive knowledge of capital markets transactions and investments in both public and private companies.

Thomas E. Randlett, 70, Director, is a certified public accountant and was a testifying expert and director at LECG, Inc. from 1992 to 2010. Mr. Randlett’s professional specialties include the real estate and construction, financial institutions and transportation industries. Prior to joining LECG, Mr. Randlett was a managing partner and senior real estate specialist for KPMG in Northern California, where he had been employed since 1966, and then a consultant at the New York branch of Midland Bank from 1989 to 1990. He served on the board of directors of Greater Bay Bancorp, a publicly held financial institution, from 2005 until the company was sold in 2007. He is a former member of the Policy Advisory Board, School of Real Estate and Urban Economics, University of California at Berkeley and a current member of the American Institute of Certified Public Accountants, NAREIT, and California Society of Certified Public Accountants. He received a Bachelor of Arts degree from Princeton University in 1966. The Essex Board selected Mr. Randlett to serve as a director because of his 23 years of experience as an auditor of public and private construction and real estate companies, including audits of REITs, as well as his consulting experience, which includes interaction with the Resolution Trust Corporation and the Department of Justice.

Byron A. Scordelis, 64, Director, served as the President and Chief Executive Officer of Greater Bay Bancorp and as a member of the Board of Directors of Greater Bay Bancorp and its wholly-owned subsidiary, Greater Bay Bank N.A. from January 1, 2004 until its sale in October 1, 2007. Mr. Scordelis served as the Chief Operating Officer and President of the Greater Bay Banking Group which was comprised of the company’s banking subsidiaries as well as its business and technology operations, trust services and human resources activities. Mr. Scordelis has previously served as an Executive Vice President with Wells Fargo Bank where he was named President of the San Francisco Bay Area Region and was responsible for the management and performance of 235 financial service offices in the San Francisco Bay area. He joined Wells Fargo in 1998 as an Executive Vice President responsible for its retail banking activities in seven western states, and was appointed as a co-chair of its integration task force following the bank’s merger with Norwest. From 1974 to 1998, Mr. Scordelis was President and Chief Executive Officer of Eureka Bank and also served as Senior Vice President and head of Bank of America’s San Francisco Bay Area region, and was responsible for corporate finance, corporate strategic planning, merger integration, and other staff and managerial areas. Mr. Scordelis is a Phi Beta Kappa graduate of the University of California at Berkeley where he earned bachelor’s degrees in economics and natural resource studies in 1972. He received a Master of Business Administration from Stanford University in 1974. Mr. Scordelis currently serves on the Board of Regents at Santa Clara University where he is also a member of its Audit Committee as well as on the Advisory Board of the Markkula Center for Applied Ethics. He is also a member of the Board of EHC Lifebuilders, a non-profit organization, and also serves on the Advisory Board of the Palo Alto Medical Foundation. The Essex Board selected Mr. Scordelis to serve as a director because of his many years of experience as a Chief Executive Officer and a board member of a publicly-traded financial service company.

Janice L. Sears, 53, Director, serves as Board Chair of The Swig Company, a corporate owner of office properties nationwide. Previously, Ms. Sears held the position of Managing Director, Western Region Head in the Real Estate, Gaming & Lodging Investment Banking Group at Banc of America Securities. She was concurrently the San Francisco Market President for Bank of America. As Market President, Ms. Sears managed a senior leadership team, deepening relationships with the nonprofit community, local government and worked to build awareness of the Bank of America brand. Prior to 1999, Ms. Sears was Head of Client Management for Bank of America’s Commercial Real Estate Group in California, where she oversaw client relationships with REITs, homebuilders and opportunity funds. Prior to 1988, Ms. Sears was a Real Estate Economist at both Chemical Bank and Citicorp in New York. Ms. Sears earned a B.S. in both Economics and Marketing from the University of Delaware. Her professional activities have included NAREIT and ULI. Ms. Sears is the Past President and Past Treasurer of the San Francisco Chapter of the National Charity League and most recently sat on the boards of the San Francisco Chamber of Commerce, the San Francisco Economic Development Council and Leadership San Francisco. She acts as an advisor to the Audit Committee of the San Francisco Art Institute. Ms. Sears has been named one of the ‘100 Most Powerful Women in Business’ in San Francisco. The Essex Board selected Ms. Sears to serve as a director because of her knowledge of capital markets and extensive experience working in the commercial real estate and REIT industry.

Claude J. Zinngrabe, Jr., 67, Director, is co-founder and a Managing Partner of Fremont Realty Capital, the real estate merchant banking arm of the Fremont Group, a San Francisco-based, private-investment firm of the Bechtel family. The firm focuses on opportunistic and value-added real estate investments, both domestically and abroad. Prior to 1996, Mr. Zinngrabe was Chairman and CEO of Prudential Real Estate Investors, the institutional real estate investment arm of Prudential Financial, Inc. From 1992 to 1994, Mr. Zinngrabe served as President of Prudential Institutional Investors and was responsible for strategic planning in Latin America and Eastern Europe. Concurrently, he founded and held the title of Chairman and CEO of Prudential Homebuilding Investors, a real estate investment management firm specializing in homebuilding investments. From 1972 to 1992, Mr. Zinngrabe held a number of investment professional and management positions within Prudential’s mortgage lending, property investment and asset management businesses. Mr. Zinngrabe is a member of ULI where he has served as a trustee and Executive Committee member. He is also a member of the Pension Real Estate Association and the National Association of Real Estate Investment Managers. Previously, Mr. Zinngrabe has served as a pro-bono ULI real estate advisor to the U.S. Department of Defense, National Institutes of Health and the Government of Bermuda. Mr. Zinngrabe received a Bachelor of Science Degree in History from Xavier University in 1968 followed by a Master of Arts in History in 1970 and Master of Business Administration degree in 1977 from Cleveland State University. Mr. Zinngrabe also completed the Advanced Management Program at Harvard Business School in 1989. Mr. Zinngrabe is a Governance Fellow of the National Association of Corporate Directors. The Essex Board selected Mr. Zinngrabe to serve as a director because of his extensive experience in the real estate investment management business and his knowledge of the real estate industry.

Irving F. Lyons, III, 64, has been a director of BRE since 2006 and was appointed Chairman of the BRE Board in May 2009. Mr. Lyons currently serves on the Board of Directors of Equinix, Inc. and is Lead Independent Director of ProLogis Inc. He served as Vice Chairman of ProLogis, a global provider of distribution facilities and services, from 2001 through May 2006. He was Chief Investment Officer from March 1997 to December 2004, and held several other executive positions since joining ProLogis in 1993. Prior to joining ProLogis, he was a Managing Partner of King & Lyons, a San Francisco Bay Area industrial real estate development and management company, since its inception in 1979. The Essex Board selected Mr. Lyons to serve as a director due to his management and investment experience with publicly traded real estate companies and his involvement in Bay Area real estate development and management.

Thomas E. Robinson, 66, has been a director of BRE since 2007. Currently, Mr. Robinson is Senior Advisor to the real estate investment banking group at Stifel, Nicolaus & Company, Inc., St. Louis, MO and its prior affiliate Legg Mason, where he was previously a managing director. Prior to that position he served as President and Chief Financial Officer of Storage USA, Inc., from 1994 to 1997. Mr. Robinson currently serves on the boards of directors of First Potomac Realty Trust and Tanger Factory Outlet Centers, Inc., is a former trustee/director of Centerpoint Properties Trust and Legg Mason Real Estate Investors, Inc. and a past member of the board of governors of the NAREIT. The Essex Board selected Mr. Robinson to serve as a director due to his financial, accounting and real estate experience.

Thomas P. Sullivan, 56, has been a director of BRE since 2009. He controls Westwood Interests, a privately-held, San Francisco-based firm active in real estate investments and developments in the Bay Area, including several office development projects in the Silicon Valley. Prior to forming Westwood, he was a founding partner at Wilson Meany Sullivan, or WMS, a San Francisco-based development firm focused on urban infill locations on the West Coast. Mr. Sullivan has played a major role in the development of large-scale, technologically innovative projects in San Francisco, most notably Foundry Square, the Ferry Building and 250 Embarcadero as well as several urban infill residential development projects. Prior to WMS, Mr. Sullivan served as President of Wilson/Equity Office, a joint venture between Equity Office Properties Trust and William Wilson and Associates, and as Senior Vice President at William Wilson & Associates. The Essex Board selected Mr. Sullivan to serve as a director due to his experience with real estate and development and his advisory roles in Bay Area organizations.

CORPORATE GOVERNANCE

Director Independence

Under independence standards established by the Essex Board, a director does not qualify as independent unless the Essex Board affirmatively determines that the director has no material relationship with Essex, either directly or as a partner, stockholder or officer of an organization that has a relationship with Essex. The Essex Board considers such facts and circumstances as it deems relevant to the determination of director independence. To assist in making its determination regarding independence, the Essex Board considers, at a minimum, the following categorical standards:

•	A director is not independent if the director is, or has been within the last three years, an employee of Essex, or an immediate family member is, or has been within the last three years, an executive officer of Essex.

•	A director is not independent if the director has received, or has an immediate family member that is an executive officer of Essex and who has received, during any twelve-month period with the last three years, more than $120,000 in direct compensation from Essex (other than director and committee fees and compensation or other forms of deferred compensation for prior service, which compensation is not contingent upon continued service). Consistent with the commentary of the applicable NYSE listing standards, compensation received by a director for former service as an interim Chairman or Chief Executive Officer or other executive officer need not be considered in determining independence under this test, and compensation received by an immediate family member for service as an employee of the listed company (other than an executive officer) need not be considered in determining independence under this test.

•	A director is not independent if (i) the director or an immediate family member is a current partner of a firm that is Essex’s internal or external auditor; (ii) the director is a current employee of such a firm, (iii) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (iv) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Essex’s audit within that time.

•	A director is not independent if the director or an immediate family member is, or has been within the last three years, employed as an executive officer of any other company where any of Essex’s present executive officers concurrently serves or served on that company’s Compensation Committee.

•	A director is not independent if the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, Essex for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.

•	A director is not independent if the director serves an executive officer of any tax exempt organization to which Essex has made, within the last three years, contributions in any single fiscal year that exceeded the greater of $1 million or 2% of such tax exempt organization’s consolidated gross revenues.

The Essex Board has determined that the following directors and nominees for director have no material relationship with Essex (either directly or as a partner, stockholder or officer of an organization that has a relationship with Essex), and each is independent within the meaning of independence as set forth in the rules of the NYSE: David W. Brady, George M. Marcus, Gary P. Martin, Issie N. Rabinovitch, Thomas E. Randlett, Byron A. Scordelis, Janice L. Sears and Claude J. Zinngrabe, Jr.

In determining the independence of Mr. Marcus, the Essex Board considered the matters that refer to Mr. Marcus set forth under “—Certain Relationships and Related Persons Transactions” below. In determining the independence of Mr. Martin, the Essex Board considered that his adult son is employed by Essex at an entry level position and is not an executive officer. The Essex Board also considered the ownership of Essex equity securities by the directors and determined, in accordance with principles of the NYSE listing standards, that such ownership is not inconsistent with a determination of independence.

Compensation Committee Interlocks and Insider Participation

Essex’s Compensation Committee was formed in June 1994. No interlocking relationship existed in 2013 or presently exists between any member of the Compensation Committee or the Essex Board on the one hand and another company’s compensation committee or board of directors on the other hand. Certain transactions and relationships between Essex and certain of its officers and directors are set forth below in the section titled “—Certain Relationships and Related Persons Transactions.”

Relationships Among Directors or Executive Officers

There are no family relationships among any of the directors or executive officers of Essex.

Certain Relationships and Related Persons Transactions

Policies and Procedures with Respect to Related Person Transactions

Essex has adopted written related party transaction guidelines that are intended to cover transactions in which Essex (including entities it controls) is a party and in which any “related person” has a direct or indirect interest. A “related person” means any Essex director, director nominee, or executive officer, any beneficial owner of more than 5% of outstanding Essex common stock, and any immediate family member of any of the foregoing persons. A related person may be considered to have an indirect interest in a transaction if he or she (i) is an owner, director, officer or employee of or otherwise associated with another company that is engaging in a transaction with Essex, or (ii) otherwise, through one or more entities or arrangements, has an indirect financial interest in or personal benefit from the transaction.

The related person transaction review and approval process is intended to determine, among any other relevant issues, the dollar amount involved in the transaction; the nature and value of any related person’s direct or indirect interest (if any) in the transaction; and whether or not (i) a related person’s interest is material, (ii) the transaction is fair, reasonable, and serves the best interest of Essex and its stockholders, and (iii) whether the transaction or relationship should be entered into, continued or ended.

Generally:

•	the Audit Committee will review single related person transactions up to $75 million and determine whether or not to approve the transaction, prior to Essex committing to the transaction.

•	the Audit Committee and the Nominating and Corporate Governance Committee will jointly review a single related person transaction in excess of $75 million or related person transactions that in the aggregate exceed $100 million in any calendar year, and such transaction shall be approved by each Committee, prior to Essex committing to the transaction.

These transactions may also be ratified by such Committee or Committees no later than their next regularly scheduled meetings.

The guidelines also list types of related person transactions that are governed by specific approval procedures:

•	Routine Transactions up to $1,000,000 that might involve a related person: generally transactions with a related person for ordinary course goods or services with established pricing practices, such as broker commissions for listing or buying properties, do not require prior committee approval but are to be reported to the Audit Committee for ratification.

•	Property Transactions: the acquisition or disposition of properties that may involve a related person are governed by the general approval procedure set forth above for transactions at the $75 million and $100 million thresholds (with associated Audit Committee, or Audit Committee and Nominating and Corporate Governance Committee approval, or ratification), except that the guidelines list specified information relating to acquisitions or dispositions to be provided to the reviewing committee(s), including a description of the related person’s direct or indirect interest in the transaction, the underwriting process, risk and mitigation information, the property marketing process, and analysis of comparable transactions, valuation or other relevant metrics. For two years after an acquisition involving a related person, the Audit Committee will receive reports concerning actual versus underwritten performance.

•	Preferred Equity/Subordinate Debt Transactions: these types of transactions with a related person, regardless of the amount involved, must be approved or ratified by both the Audit Committee and Nominating and Corporate Governance Committee. The committees must be provided information concerning the proposed transaction that is comparable to that set forth above for property transactions, and reports must be made to the Audit Committee quarterly as to the status of the transaction and promptly as to any default or similar event. Unless otherwise approved by the Essex Board, the amount outstanding under, or invested pursuant to, all preferred equity/subordinate debt transactions involving the same related person may not exceed $50 million.

The guidelines also state that the Essex Board is to be annually provided a report of the related person transactions that have been entered into since the date of the last such report to the Essex Board.

Agreements between Mr. Marcus and Essex

George Marcus, the Chairman of Essex, is also involved in other real estate businesses. Mr. Marcus has entered into a written agreement with Essex pursuant to which Mr. Marcus has agreed (1) that he will not divert any multifamily property acquisition and/or development opportunities, which involve properties in Essex’s geographic areas and with more than one hundred rental units, that are presented to him in his capacity as Chairman of Essex to any of his affiliated companies, (2) that he will not divulge any confidential or proprietary information regarding property acquisition and/or development opportunities that may be received by him in his capacity as Chairman of Essex to any of his affiliated companies and (3) that he will absent himself from any and all discussions by the Essex Board regarding any proposed acquisition and/or development of a multifamily property where it appears that there may be an actual conflict of interest with any of his affiliated companies. This agreement was approved by the independent directors (other than Mr. Marcus) of Essex.

Other Transactions

Essex’s Chairman and founder, George Marcus, is the Chairman of the Marcus & Millichap Company, referred to as MMC, which is a holding company of a diversified group of real estate service, investment and development firms. Mr. Marcus is also the Co-Chairman of MMI, and Mr. Marcus owns a controlling interest in MMI. MMI is a national brokerage firm listed on the NYSE that underwent its initial public offering in 2013.

Essex Apartment Value Fund II, L.P., referred to as Fund II, paid a brokerage commission totaling $0.6 million and $0.4 million, respectively, to an affiliate of MMI related to the sales of properties in 2013 and 2012, respectively, and Fund II did not pay any such brokerage commissions during 2011 or 2010, and no brokerage commissions were paid by Essex to MMI or its affiliates during 2013, 2012, 2011, and 2010.

During the third quarter of 2010, Essex invested $12.0 million as a preferred equity interest investment in a related party entity that owns a 768 unit apartment community in Anaheim, California. The entity that owns the property is an affiliate of MMC. Essex’s independent directors (other than Mr. Marcus) approved the investment in this entity. The preferred return for this investment during the first five years was 13% per annum. In the third quarter of 2013, Essex restructured the terms of the preferred equity investment, reducing the rate from 13% to 9%, while extending the maximum term by one year. Essex recorded $0.4 million of income related to the restructured investment. Independent members of the Essex Board that serve on the Nominating and Corporate Governance and Audit Committees approved the restructuring of the investment in this entity.

During January 2013, Essex invested $8.6 million as a preferred equity interest investment in an entity affiliated with MMC that owns an apartment development in Redwood City, California. The investment has a preferred return of 9.5% and matures in January 2016. Independent members of the Essex Board that serve on the Nominating and Corporate Governance and Audit Committees approved the investment in this entity.

During the third quarter of 2012, Essex invested $14.0 million as a preferred equity interest investment in an entity affiliated with MMC that owns an apartment community in Cupertino, California. The investment has a preferred return of 9.5% and matures in May 2016. Essex will invest an additional $4.0 million in preferred equity to fund renovation costs. Independent directors (other than Mr. Marcus) on the Essex Board approved the investment in this entity.

Also, during the third quarter of 2012, Essex acquired Montebello, a 248 unit apartment community in Kirkland, Washington for $52.0 million from an entity affiliated with MMC, and Wesco I, LLC acquired Riley Square (formerly Waterstone Santa Clara), a 156 unit apartment community in Santa Clara, California for $38.3 million from an entity affiliated with MMC. Independent directors (other than Mr. Marcus) on the Essex Board approved the acquisitions of Montebello and Riley Square.

During the second quarter of 2010, the independent directors (other than Mr. Marcus) approved the partial redemption for cash by Essex LP of limited partnership units in Essex LP that were held by Mr. Marcus, at $106.76 per unit representing a 2% discount from the closing price of Essex common stock on May 17, 2010. Essex LP purchased 187,334 units from Mr. Marcus. Under Essex LP’s partnership agreement, limited partnership units are exchangeable on a one-for-one basis into shares of Essex common stock.

During the first quarter of 2010, an Executive Vice President of Essex invested $4.0 million for a 3% limited partnership interest in a partnership with Essex that owns Essex Skyline at MacArthur Place. The Executive Vice President’s investment is equal to a pro-rata share of the contributions to the limited partnership. The Executive Vice President’s investment also receives pro-rata distributions resulting from distributable cash generated by the property if and when distributions are made.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary. Essex’s goals for its executive compensation program are (i) to attract, motivate and retain experienced, effective executives, (ii) to direct the performance of those executives with clearly defined goals and measures of achievement, and (iii) to align the interests of management with the interests of Essex’s stockholders. With regard to absolute levels of executive compensation and the compensation programs, the Compensation Committee of the Essex Board periodically reviews relevant information about competitive pay levels and structures but also considers a number of other factors, as described below.

Each year the Essex Board sets annual corporate goals that are generally designed to promote stockholder value creation over a multiple year period. These corporate goals are used as the basis for measuring management performance, a key consideration in granting both cash bonuses and long term equity. These goals, which include measures of performance on both an absolute basis as well as relative to peers, are described in more detail in the discussion below. Goals for 2013 included specific company performance metrics such as per share growth in FFO, yields from recent investment transactions relative to the pro-forma underwriting, increasing same property NOI, and discretionary objectives, such as progress on specific corporate initiatives. In 2013, Essex also adopted a new long-term equity incentive compensation program focusing on Essex’s absolute and relative total stockholder return. The compensation of Essex’s executive officers also reflects performance against individual and (where appropriate) business unit goals, as described in the discussion below.

Stockholder advisory approval of Essex’s executive compensation. In 2013, Essex held a “say-on-pay” vote on Essex’s executive compensation program as set forth in the proxy statement and 97.8% of the votes cast voted “for” the proposal. The Compensation Committee considered the results of the stockholder vote in finalizing 2014 compensation but because a substantial majority of stockholders approved the compensation program, the Compensation Committee continued to apply the same principles in determining the amounts and types of executive compensation and did not implement substantial changes as a result of the stockholder advisory vote. An advisory vote to approve the compensation of Essex’s named executive officers will be held on an annual basis until the next required vote on the frequency of stockholder votes is held.

Role and Procedures of the Compensation Committee. The Compensation Committee, composed of independent, non-employee directors, determines and approves the compensation arrangements for the named executive officers. The Committee has the authority to select, retain and terminate special counsel and other experts (including compensation consultants) as the Committee deems appropriate.

In 2013 the Compensation Committee retained Mercer to select a peer group of fifteen REITs and complete a review of the executive compensation levels and practices relative to the peer group. In 2013 the Compensation Committee engaged Mercer to complete a review of board compensation relative to the same peer group used for management compensation and to recommend the number of shares to include in the 2013 Stock Award and Incentive Compensation Plan.

Mercer has not provided any services to Essex other than to the Compensation Committee with respect to executive and board compensation matters, reports directly to the Compensation Committee and not to management, and is independent from Essex. The Compensation Committee has assessed the independence of Mercer pursuant to, and taking into account factors listed in, applicable SEC rules and concluded that the work of Mercer has not raised any conflict of interest.

While the Compensation Committee determines Essex’s overall compensation philosophies and sets the compensation for Essex’s CEO and other executive officers, it looks to the CEO to make recommendations with respect to both overall compensation policies and specific compensation decisions. For the upcoming fiscal year, Essex’s CEO recommends to the Compensation Committee the levels of base salary, targeted annual bonus and long-term equity for the named executive officers other than himself, within the elements of compensation otherwise established by the Compensation Committee. The sum of such base salaries and targeted bonuses and long term equity compensation, if any, is included in the Essex annual business plan, which is approved by the Essex Board. Also, at that time, the Compensation Committee reviews and approves goals for the upcoming year for specific executive officers. Such goals may include company-wide, business unit and individual goals.

At the end of a fiscal year, the Essex Board reviews actual performance against such goals and, in consultation with the CEO and as discussed further below, sets the actual bonuses to be paid to the executive officers. The CEO also provides the Compensation Committee with his perspective on the performance of Essex’s executive officers as well as a self-assessment of his own performance. The Compensation Committee establishes the compensation package for the CEO. Essex’s Chief Financial Officer also attends certain of the Compensation Committee’s meetings to provide perspective on the competitive landscape and the needs of the business and to discuss potentially new elements for the executive officer’s compensation packages.

The following fifteen REITs (all are equity REITs, five of which are headquartered in California, nine are reasonably similar to Essex in revenue and market capitalization and ten invest primarily in apartments) are considered in an annual peer comparison prepared by Mercer based on publicly filed proxy materials.

Company
AvalonBay Communities, Inc. (AVB)
Apartment Investment and Management Company (AIV)
Alexandria Real Estate Equities, Inc. (ARE)
American Campus Communities, Inc. (ACC)
BioMed Realty Trust, Inc. (BMR)
BRE Properties, Inc. (BRE)
Camden Property Trust (CPT)
Douglas Emmett, Inc. (DEI)
Equity Lifestyle Properties, Inc. (ELS)
Home Properties, Inc. (HME)
Mid-America Apartment Communities, Inc. (MAA)
Post Properties, Inc. (PPS)
Colonial Properties (CLP)
Realty Income Corporation (O)
United Dominion Realty Trust, Inc. (UDR)

The Compensation Committee considered the peer group information in determining overall compensation levels in light of the Compensation Committee’s view of appropriate, market-based compensation levels. However, the Compensation Committee did not utilize any specific or numeric percentile or other benchmark within the peer group companies for this purpose.

Compensation Program Objectives. The objectives of Essex’s compensation program for named executive officers are to:

•	Attract, retain, and motivate executive officers through the overall design and mix of cash, equity, and short and long-term compensation elements;

•	Reward individual performance by tying significant portions of short-term compensation in the form of salary and annual bonus opportunity to achievement of individual performance; and

•	Align the interests of executive officers with the interests of Essex’s stockholders by tying significant portions of short and long- term compensation, in the form of annual bonus and long-term equity based awards, to increasing distributable cash flow to stockholders, and increasing the value of Essex’s common stock based on the acquisition, development, redevelopment and onsite property management of apartment communities.

Within these objectives, the Compensation Committee believes that the primary goal of Essex’s executive compensation program should be related to creating stockholder value. The Compensation Committee seeks to offer the named executive officers competitive compensation opportunities based upon their personal performance, the financial performance of Essex as compared to other REITs, and their contribution to that performance. The executive compensation program is designed to attract and retain executive talent that contributes to long-term success, to reward the achievement of Essex’s short-term and long-term strategic goals, to link executive officer compensation and stockholder interests through equity-based plans, and to recognize and reward individual contributions to corporate performance.

Key elements. The key elements of Essex’s current compensation program for the named executive officers are summarized in the table below:

Compensation element:	Why this element is included:	How the amount of this element is determined:	How this elements fits in the overall program:
Base salary	Customary element necessary to hire and retain executives.	Base salary and any changes in salary are based on views of individual retention or performance factors and market data at peer companies (but without specific benchmarking).	Short-term cash compensation that is fixed and paid during the year.

Annual bonus	Customary element appropriate to motivate executives and tie a significant compensation opportunity to a mix of individual and corporate performance.	Annual bonus is based on both discretionary and non-discretionary performance criteria.	Short-term cash compensation that is contingent on Essex Compensation Committee discretion and review of non-discretionary criteria.

Equity incentive—stock options grants and Essex LP Units (“LTIP Units”)	Equity compensation for long-term retention of management and alignment of stockholder interest that complements cash compensation and provides performance incentives.	Stock option awards and
LTIP Unit awards are
determined primarily
based on how the award’s
grant date value relates to
the officer’s total
compensation and how the
vesting and other aspects
of the awards might
incentivize performance.	Long-term compensation
is primarily contingent on
performance goals and
continued employment
which are expected to be
consistent with an increase
in the long-term value of
Essex’s common stock
into which the LTIP Units
are ultimately convertible.

Deferred compensation plan	Supplemental element to assist in retaining executives.	Executive officers may defer up to 100% of their base salary and bonus.	A tax planning benefit for executives.

Severance plan	For hiring and retaining executives, this element provides a reasonable level of continued economic benefit if a change of control and related termination was to occur. As stated below under the	The element provides that in the event of a change of control and related involuntary termination within the period commencing 2 month preceding a change of control and ending 24	A supplement to the base salary and annual bonus arrangements, which addresses possible change of control situations.

Compensation element:	Why this element is included:	How the amount of this element is determined:	How this elements fits in the overall program:

caption “Severance and Other Benefits Upon Termination of Employment of Change or Control”, these payments provide a reasonable level of incentive for the covered individuals to remain with Essex prior to any proposal or contemplation of, and during any negotiations for, a change of control.	months after the change of
control, an executive
receives two times his
current annual salary and
three-year average annual
bonus, vesting acceleration
of equity awards,
continued insurance
benefits and out placement
services.

Perquisites	Customary element necessary to hire and retain executives.	Generally based on perquisites being offered by comparable companies.	A supplement to the base salary.

Base Salaries. None of Essex’s executive officers have an employment agreement. Base salaries are viewed as a customary element necessary to hire and retain executive officers. Base salary and any changes in base salary are based on views of individual retention and/or performance factors and market data at peer companies, without benchmarking. For 2013, the Compensation Committee established base salaries in light of these considerations as well as subjective assessments of individual performance, scope of responsibilities, expertise and experience, and Essex’s financial performance and condition. Further, based on the results of the study performed by Mercer in 2012, the Compensation Committee increased the salary of the Chief Executive Officer by $100,000 per year effective April 1, 2013 which is slightly below the median of the peer group.

Executive	Salary 2012 ($)	Salary 2013 ($)	Percentage Change
Michael Schall, CEO	450,000	550,000	22.2%
Michael Dance, CFO	325,000	325,000	—
Craig Zimmerman, EVP	325,000	325,000	—
John Eudy, EVP	325,000	325,000	—
John Burkart, EVP	275,000	275,000	—

Annual Bonuses. Each named executive officer is eligible to earn an annual cash bonus based on the achievement of the operating performance budget approved by the Essex Board and the meeting of performance goals during the year. The performance goals used for determining an officer’s annual bonus fall into one or more of the following categories, as determined by the Compensation Committee and by the CEO of Essex in his recommendations to the Compensation Committee:

•	individual performance;

•	corporate and business unit performance; and

•	the functions performed by the executive officer.

Each year a target bonus amount is established for each named executive officer, and the sum of all target bonuses are included in the Essex annual business plan which is approved by the Essex Board. To the extent that Essex does not meet its annual business plan targets and its results are less than the plan targets, the annual target bonus amounts can be reduced to zero. In years that Essex exceeds its financial targets, the Compensation Committee has awarded the named executive officers annual bonuses that are as much as twice the individual’s target bonus amount. Essex’s named executive officers target bonuses are set forth below:

Executive	Targeted Discretionary Bonus ($)	Targeted Non- Discretionary Incentive Bonus ($)	Maximum Bonus ($)
Michael Schall, CEO	250,000	250,000	750,000
Michael Dance, CFO	150,000	150,000	450,000
Craig Zimmerman, EVP	150,000	150,000	450,000
John Eudy, EVP	150,000	150,000	450,000
John Burkart, EVP	150,000	150,000	450,000

The Targeted Non-Discretionary Incentive Bonus is tied to achieving corporate performance goals. Each executive will be paid based on meeting objective corporate performance goals with a maximum opportunity of up to 200% of the targeted non-discretionary bonus if specific performance levels exceed the objective corporate performance goals at levels consistent with Essex’s high end of its 2013 guidance.

Essex believes that Funds from Operations, or FFO, per share and Core Funds from Operations, or Core FFO, per share are the primary corporate performance measures. The Essex Board reviews and approves an annual FFO and Core FFO per share target. The Compensation Committee monitors management’s achievement of the set dollar amount target and on a relative basis (ranking in the top quartile of the multifamily REITs with respect to Core FFO per share growth). The target levels for the dollar amount of FFO and Core FFO per share changes from year to year and are dependent on a number of factors, including expectations surrounding internal and external earnings, general economic conditions, real estate fundamentals and other specific circumstances facing Essex in the coming year. The Compensation Committee also establishes FFO and Core FFO goals that are consistent with the board approved operating plan for Essex. For 2013, the following specific goals were set for corporate performance:

1) Same-property NOI growth of 7%, adjusted for dispositions;

2) FFO per diluted share of $7.70; and Core FFO per diluted share of $7.55;

3) Increase FFO with external growth investments consistent with the FFO guidance provided to common stock investors; and

4) Actual results exceeding underwritten yields from 2011 and 2012 acquisitions and developments.

The named executive officers earned approximately 90% of their performance targets and 95% of their discretionary targets in 2013.

A portion of each executive’s bonus for 2013 also relates to achievement of both objective and subjective individual factors, including the evaluation of the officer’s handling of his day-to-day responsibilities, and individual performance goals and, in some cases, business unit goals. For 2013, the primary individual-based bonus criteria for were as follows:

•	Mr. Schall’s goals included achieving Essex’s financial and operating objectives, including ranking in the top quartile of multifamily REITs with respect to Core FFO results, establishing a career planning process for high impact employees, restructuring Essex’s economic research activities to improve the long term portfolio performance and other strategic initiatives.

•	Mr. Dance’s goals included achieving Essex’s financial and operating objectives, including ranking in the top quartile of multifamily REITs with respect to Core FFO results, overseeing the implementation of a human resource information system and improving Essex’s equity compensation programs consistent with best corporate governance practices.

•	Mr. Eudy’s goals included the initiation of two new development starts with projected capitalization rates of an appropriate premium over acquisition capitalization rates and completing eight active development projects on time and on budget.

•	Mr. Zimmerman’s goals included allocating capital via acquisitions to the supply constrained markets with the best return potential and other investments at returns that exceed the cost of capital.

•	Mr. Burkart’s goals included identifying assets for renovations to improve their long term performance including unit upgrades to achieve targeted returns, the disposition of assets that are not expected to achieve the desired long term returns on investment, and to earn a minimum of a $3 million promote from the liquidation of Fund II.

The 2013 discretionary and non-discretionary bonuses for the named executive officers ranged from approximately 127% to 155% of their annual base salary amounts.

Long-Term Equity Incentives. The Essex long-term equity incentive program is designed to provide an opportunity for management to share in the value creation to stockholders. The Compensation Committee approves the granting of new equity based compensation awards as well as determining the performance criteria for the annual increases in the conversion ratio (equivalent to vesting) for Z-1 incentive unit awards and the terms of performance criteria for LTIP Units.

Prior to 2013, awards granted under the Essex long-term incentive program included restricted operating partnership units, referred to as “Z-1 incentive units”, issued and sold to designated executive officers in 2004, 2005, 2010 and 2011. These incentive units are convertible into limited partnership units of Essex LP, which are exchangeable for shares of Essex common stock. The conversion ratio generally starts at zero upon issuance of the awards and may increase up to 14% each year and up to 20% in certain circumstances in the year following their initial issuance, in which Essex meets the performance criteria set forth in the plan. The Compensation Committee may revise the criteria for increases in the conversion ratio to reflect different or additional parameters, objectives or performance measures if it determines that the funds from operations per share performance measure is no longer appropriate for establishing management objectives or that the target levels are no longer feasible in light of factors or circumstances outside of Essex’s control (such as general economic conditions, legal/regulatory changes, war or similar events). To change such criteria, the Compensation Committee must further determine that the revised criteria are, as a whole, comparable or more effective for analyzing the performance of Essex and incentivizing the executives and that such amended or revised criterion shall not be more difficult to achieve than the funds from operations target measure set forth in the plan. The sale of these incentive units is contractually prohibited; Z-1 incentive units are convertible into operating partnership common units which are exchangeable for shares of Essex common stock that may have marketability restrictions.

In December 2013, the Compensation Committee granted to each of Essex’s named executive officers stock options at an exercise price of $152.63 per share (the fair market value on the date of grant), vesting 20% on December 10, 2014 and 1/60th monthly thereafter. The Compensation Committee determined the relative amounts of these awards based primarily on considerations of how the grant date value of each award related to the total compensation of each officer, and how the long term vesting and incentive aspects of each award would incentivize Essex’s executive team to focus on longer term corporate performance. The Compensation Committee also made an overall subjective determination that the awards reflected an appropriate part of total compensation for the officers in light of the longer term value that might be realized from the awards if applicable performance targets are met.

On December 10, 2013, Essex, as general partner of Essex LP, executed the Third Amended and Restated Agreement of Limited Partnership of Essex LP, which we refer to, as amended, as the Partnership Agreement, which amended and restated the Second Amended and Restated Agreement of Limited Partnership of Essex LP, as previously amended. This amendment established the terms of a new class of partnership interests designated as LTIP Units, which are intended to be utilized by Essex and Essex LP in its equity compensation programs in lieu of the Z-1 incentive units.

LTIP Units are structured to qualify as “profits interests” for U.S. federal income tax purposes. As profits interests, LTIP Units initially will not have full parity, on a per-unit basis, with Essex LP common units with respect to liquidating distributions. Upon the occurrence of specified events, LTIP Units can over time achieve full parity with Essex LP common units and therefore accrete to an economic value for the participant equivalent to Essex LP common units. This accretion to parity is driven, in part, by partnership tax rules and is based on the book capital account associated with LTIP Units for tax purposes. Generally, the book capital account associated with LTIP Units when they are initially issued is zero. Economic parity is reached when the book capital account of the LTIP Units has grown, through special allocations of unrealized or realized gain, to be equal to that of an equal number of common units. Events that allow such special allocations under the partnership agreement and applicable federal tax regulations include the issuance or redemption by Essex LP of more than a de minimis amount of partnership units. If such parity is achieved, LTIP Units may be converted, subject to the satisfaction of applicable vesting conditions, on a one-for-one basis into Essex LP common units, which in turn may be converted by the holder for shares of Essex common stock on a one-for-one basis. Whether or not such parity has been achieved, LTIP Units will entitle the holder to receive regular or other non-liquidating distributions per unit from Essex LP that are equivalent to the dividends and distributions per share that would be made with respect to the number of shares of common stock of Essex underlying such LTIP Units multiplied by the sharing percentage specified in the award agreement for such LTIP Units.

On December 10, 2013, the Compensation Committee approved and granted LTIP Unit awards, which we refer to as the 2014 Long-Term Incentive Plan Awards, to each of Essex’s named executive officers pursuant to a new performance-based, long-term incentive compensation program that is based on Essex’s total stockholder return. Pursuant to the 2014 Long-Term Incentive Plan Awards, each recipient was initially granted a number of LTIP Units, 90% of which are subject to performance-based vesting, and 10% of which are subject to service-based vesting based on continued employment. One-third of the performanced-based vesting of the LTIP Units initially granted will be eligible to be earned by recipients based on Essex’s absolute total stockholder return and two-thirds will be eligible to be earned based on Essex’s relative total stockholder return, in each case, during a one-year performance period beginning on the initial grant date of the awards.

LTIP Units earned based on the criteria set forth above will remain subject to service-based vesting, with 25% of the LTIP Units earned vesting on each of the first four anniversaries of the initial grant date, subject to the recipient’s continued employment through such dates. The Compensation Committee determined the relative amounts of these awards based primarily on considerations of how the grant date value of each award related to the total compensation of each officer, and how the long term vesting and incentive aspects of each award would incentivize Essex’s executive team to focus on longer term corporate performance.

In the event of a “change in control” (as defined in the 2014 Long-Term Incentive Plan award agreements) during the performance period, the LTIP Units will be earned based on Essex’s performance from the beginning of the performance period through the date of the change in control, on an annualized basis.

If a recipient’s employment is terminated in circumstances constituting a “terminating event” (as defined in the 2014 Long-Term Incentive Plan award agreements), then all LTIP Units will fully vest upon such termination; provided that such LTIP Units will remain subject to performance-based vesting if such termination occurs before performance-based vesting has been determined. A terminating event, generally, includes termination of employment by Essex other than for “cause” (as defined in the 2014 Long-Term Incentive Plan award agreements) or upon death or disability or by the recipient for “good reason” (as defined in the 2014 Long-Term Incentive Plan award agreements) that occurs, in either event, in connection with or within 24 months after a change in control.

Before LTIP Units are earned, recipients are only entitled to receive distributions on the LTIP Units subject to service-based vesting. After LTIP Units subject to performance-based vesting are earned, recipients will be entitled to receive distributions on the LTIP Units that are earned equal to the dividends and distributions per share that would be made with respect to the number of shares of common stock of Essex underlying such earned LTIP Units.

The Compensation Committee granted 2014 Long-Term Incentive Plan Awards for the following amounts of LTIP Units, subject to performance-based and service-based vesting, to Essex’s named executive officers: Michael J. Schall—9,000 LTIP Units; Michael T. Dance—5,000 LTIP Units; John D. Eudy—5,000 LTIP Units; Craig K. Zimmerman—5,000 LTIP Units; and John F. Burkart—5,000 LTIP Units.

Nonqualified Deferred Compensation. Named executive officers are currently permitted to make elections to defer up to 100% of their base salaries and bonuses under Essex’s Deferred Compensation Plan. Essex believes that providing the named executive officers and other eligible employees with nonqualified deferred compensation opportunities is a cost-effective supplemental benefit that enables named executive officers to defer income tax on deferred salary and bonus payments, even though Essex also defers the related deduction. Essex makes no matching contributions to the plan. Additional information concerning this deferred compensation plan is set forth in the Nonqualified Deferred Compensation table and related text below.

Retirement Benefit. Named executive officers are eligible to participate in the Essex tax-qualified 401(k) plan. Essex does not make any additional matching contributions to the officers’ accounts. Essex does not maintain any defined benefit, pension, or supplemental or “excess” retirement plans for the named executive officers.

Severance and Other Benefits Upon Termination of Employment or Change of Control. Under the Essex Property Trust, Inc. Executive Severance Plan, which was amended and restated March 12, 2013, each of Essex’s named executive officers would be entitled to benefits defined under the plan if, within the period commencing 2 months prior to a change in control (as defined in the section titled “Potential Payments Upon Termination or Change of Control”) of Essex (if the termination were in connection with a change of control) and ending 24 months after a change of control, the individual’s employment is terminated by the employer for any reason other than cause (as defined in the plan), death or disability, or if the individual resigns for good reason (as defined in the plan).

The benefits in such event generally consist of:

•	severance payments of two times current annual base salary and two times the individual’s average annual bonus for the three calendar years preceding the change in control;

•	continuation of health, dental and life insurance for up to 24 months to be paid by Essex;

•	accelerated vesting of all outstanding, unvested equity-based compensation awards and Series Z-1 incentive units that are not assumed or substituted in connection with a change in control (the vesting will accelerate at the time of a change in control if such awards or units are not assumed or substituted in connection with a change in control of Essex) ; and

•	outplacement services provided at the cost of Essex.

Severance payments and benefits are subject to withholding and other potential requirements of applicable income tax law. Individuals participating in the plan are not entitled to any tax “gross up” in respect of excise taxes, if any, that might arise under the “golden parachute” sections of the federal income tax law (Section 280G of the Code), and may be subject to a reduction in benefits if any such excise tax were applicable and the reduced benefit would maximize the after-tax payment to the participant.

The Compensation Committee believes that these provisions provide a reasonable level of continued economic benefit to the named executive officer if a change of control and related termination event were to occur, are a reasonable balance to the at will nature (and lack of fixed terms) of employment for the officers, and provide a reasonable level of incentive for the covered individuals to remain with Essex prior to any proposal or contemplation of, and during any negotiations for, a change of control. The Compensation Committee also believes that the 2 years’ cash severance payment, the accelerated vesting of equity awards and other reasonable severance benefits, together with the absence of a tax “gross-up” provision, is in line with or provides lesser benefits than the scope of change of control benefits offered by many companies the Compensation Committee considers to be comparable. Generally, the existence of this plan, and the potential benefits to executive officers under it, does not affect the annual determination of an executive officer’s base salary, cash bonus or long-term incentive unit grants.

Life insurance and perquisites. Named executive officers receive automobile allowances or leased automobiles, automobile insurance, annual DMV renewals, health and dental insurance and payment of life insurance premiums. The Compensation Committee believes that such perquisites are comparable to, or less than, what are provided by comparable companies.

Tax and Accounting Considerations. Section 162(m) of the Internal Revenue Code of 1986, as amended, prohibits Essex from deducting compensation in excess of $1 million for certain executive officers unless certain performance, disclosure, and stockholder approval requirements are met. Option grants under the Essex 2013 Stock Award and Incentive Compensation Plan are intended to qualify as “performance-based” compensation not subject to the Section 162(m) deduction limitation. The Compensation Committee’s present intention is to qualify, to the extent reasonable, a substantial portion of the executive officers’ compensation for deductibility under applicable tax laws. However, the Compensation Committee reserves the right to design programs that incorporate a full range of performance criteria important to Essex’s success, even where compensation payable under such programs may not be deductible.

Under the incentive program involving the issuance of Series Z-1 incentive units of limited partnership interests in Essex LP, vesting in the units is based on performance criteria established in the plan. The estimated fair value of a unit is determined on the grant date and considers Essex’s current stock price, the unpaid dividends on unvested units and the discount factor for the 8 to 15 years of illiquidity. Compensation expense for the units is calculated by taking annual vesting increases multiplied by the estimated fair value as of the grant date less each unit’s $1.00 purchase price.

Stock ownership guidelines. Essex has stock ownership guidelines that require executives to acquire and hold a certain amount of Essex shares and all named executive officers were in compliance with such guidelines as of December 31, 2013.

Summary Compensation Table

The following table summarizes compensation information for Essex’s named executive officers for the year ended December 31, 2013, which is referred to herein as “2013”, December 31, 2012, which is referred to herein as “2012”, and December 31, 2011, which is referred to herein as “2011”.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Michael J. Schall	2013	550,000	700,526	587,970	319,200	13,609	2,171,305
Director, President and Chief Executive Officer	2012	450,000	580,000	—	646,800	13,647	1,690,447
	2011	350,000	475,000	418,200	269,800	11,260	1,524,260

Michael T. Dance	2013	325,000	416,316	326,650	159,600	14,130	1,241,696
Executive Vice President and Chief Financial Officer	2012	325,000	435,000	—	199,920	14,168	974,088
	2011	300,000	375,000	167,280	168,625	13,556	1,024,461

John D. Eudy	2013	325,000	426,316	326,650	159,600	13,439	1,251,005
Executive Vice President, Development	2012	325,000	442,500	—	199,920	13,527	980,947
	2011	300,000	375,000	167,280	168,625	14,083	1,024,988

Craig K. Zimmerman	2013	325,000	426,316	326,650	159,600	13,377	1,250,943
Executive Vice President, Acquisitions	2012	325,000	442,500	—	199,920	13,423	980,843
	2011	300,000	375,000	167,280	168,625	13,600	1,024,505

John F. Burkart	2013	275,000	426,316	326,650	159,600	13,351	1,200,917
Executive Vice President, Asset Management	2012	275,000	383,500	—	176,400	13,427	848,327
	2011	250,000	350,000	585,480	67,450	14,165	1,267,095

(1)	These dollar amounts reflect the aggregate grant date fair value calculated in accordance with FASB ASC Topic 718 for the awards granted for the year indicated. The 2011 stock awards and 2014 Long-Term Incentive Plan Awards (granted December 10, 2013) are subject to performance conditions, and the grant date fair value of these awards is based on the probable outcome of the performance conditions calculated in accordance with ASC Topic 718. These dollar amounts do not represent payments actually received by the officers.

•	These awards consist of (i) for 2013, stock option awards and the 2014 Long-Term Incentive Plan Awards (described in the Grant of Plan Based Awards table, below), (ii) for 2012, stock option awards and (iii) for 2011, stock option awards and Series Z-1 incentive unit awards.

•	The grant date fair value of the performance-based stock awards granted in 2011 based on the maximum level of performance is as follows: $418,200 for Mr. Schall, $167,280 for Mr. Dance, $167,280, for Mr. Eudy, $167,280 for Mr. Zimmerman, and $585,480 for Mr. Burkart.

•	The grant date fair value of the 2014 Long-Term Incentive Plan Awards based on the maximum level of performance is as follows: $587,970 for Mr. Schall, $326,650 for Mr. Dance, $326,650 for Mr. Eudy, $326,650 for Mr. Zimmerman, and $326,650 for Mr. Burkart.

•	The methodology used to calculate the values of the 2013 stock option awards and 2014 Long-Term Incentive Plan Awards is consistent with the methodology set forth in Note 13 of the Notes to Consolidated Financial Statements in Essex’s Annual Report on Form 10-K for the year ended December 31, 2012.

(2)	For 2013, these amounts include the named executive officers’ respective perquisites limited to Essex provided leased automobiles or automobile allowances, and payments of life insurance premiums of $330, for Mr. Schall, Mr. Dance, Mr. Eudy, Mr. Zimmerman, and Mr. Burkart, respectively.

Grants of Plan-Based Awards for 2013

The following table shows all plan-based awards which Essex granted to the named executive officers during 2013. The equity awards are also reported in the Outstanding Equity Awards table on page 169.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards Maximum (#)(1)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Options Awards ($)(4)
Schall	12/10/13	8,100	900	—	—	587,970
	12/10/13	—	—	20,000	$152.63	319,200
Dance	12/10/13	4,500	500	—	—	326,650
	12/10/13	—	—	10,000	$152.63	159,600
Eudy	12/10/13	4,500	500	—	—	326,650
	12/10/13	—	—	10,000	$152.63	159,600
Zimmerman	12/10/13	4,500	500	—	—	326,650
	12/10/13	—	—	10,000	$152.63	159,600
Burkart	12/10/13	4,500	500	—	—	326,650
	12/10/13	—	—	10,000	$152.63	159,600

(1)	Represents LTIP Units granted pursuant to the 2014 Long-Term Incentive Plan Awards that are subject to both performance-based vesting and service-based vesting based on continued employment. One-third of the number of LTIP Units in this column will be eligible to be earned by recipients based on Essex’s absolute total stockholder return and two-thirds of the number of LTIP Units in this column will be eligible to be earned based on Essex’s relative total stockholder return compared to the SNL US REIT Multifamily Index, in each case, during a one-year performance period beginning on the initial grant date of the awards. LTIP Units earned based on the performance criteria set forth above will remain subject to service-based vesting, with 25% of the LTIP Units earned vesting on each of the first four anniversaries of the initial grant date, subject to the executive’s continued employment through such dates. For a description of the LTIP Units and the 2014 Long-Term Incentive Plan Awards, see “—Long-Term Equity Incentives”.
(2)	Represents LTIP Units granted pursuant to the 2014 Long-Term Incentive Plan Awards that are subject to service-based vesting only. These LTIP Units vest 25% on each of the first four anniversaries of the grant date, subject to the executive’s continued employment through each such vesting date. For a description of the LTIP Units and the 2014 Long-Term Incentive Plan Awards, see “—Long-Term Equity Incentives”.
(3)	The shares underlying 20% of these options will vest on December 10, 2014, and shares underlying 1/60th of the options shall vest on each monthly anniversary thereafter, subject to continued employment through each such vesting date.
(4)	These dollar amounts reflect the aggregate grant date fair value calculated in accordance with FASB ASC Topic 718 as described in footnote 1 to the Summary Compensation Table above.

Outstanding Equity Awards at December 31, 2013

The following table shows all outstanding equity awards held by the named executive officers at the end of 2013:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#)			Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
	Exercisable	Unexercisable
Schall	—	20,000	(2)	152.63	12/10/23
	16,500	38,500	(3)	143.03	12/11/19
	10,000	10,000	(4)	132.03	12/6/21
						900	(5)	129,159
									12,053	(6)	1,717,673
									8,100	(7)	1,162,431
Dance	—	10,000	(2)	152.63	12/10/23
	5,100	11,900	(3)	143.03	12/11/19
	6,250	6,250	(4)	132.03	12/6/21
						500	(5)	71,755
									7,955	(6)	1,133,667
									4,500	(7)	645,795
Eudy	—	10,000	(2)	152.63	12/10/23
	5,100	11,900	(3)	143.03	12/11/19
	6,250	6,250	(4)	132.03	12/6/21
						500	(5)	71,755
									8,792	(6)	1,252,948
									4,500	(7)	645,795
Zimmerman	—	10,000	(2)	152.63	12/10/23
	5,100	11,900	(3)	143.03	12/11/19
	6,250	6,250	(4)	132.03	12/6/21
						500	(5)	71,755
									8,792	(6)	1,252,948
									4,500	(7)	645,795
Burkart	—	10,000	(2)	152.63	12/10/23
	4,500	10,500	(3)	143.03	12/11/19
	2,500	2,500	(4)	132.03	12/6/21
						500	(5)	71,755
									10,492	(6)	1,495,215
									4,500	(7)	645,795

(1)	As it relates to the 2013 grants, amount based on the closing price of Essex common stock on the NYSE on December 31, 2013, of $143.51. For awards granted prior to 2013, the value is based on $143.51 multiplied by the number of units acquired on vesting, less $1.00 per unit capital contributions.
(2)	20% of these options will vest on December 10, 2014, and 1/60th of these options will vest on each monthly anniversary thereafter, subject to continued employment through each such vesting date.
(3)	10% of these options vested on December 11, 2012, the date of the grant, and therefore 20% of these options will vest each year through 2016 with the remaining 10% vesting in 2016.
(4)	10% of these options vested on December 6, 2011, the date of the grant, and therefore 20% of these will vest each year beginning December 6, 2011.
(5)	Represents LTIP Units granted pursuant to the 2014 Long-Term Incentive Plan Awards that are subject to service-based vesting only. These LTIP Units vest 25% on each of the first four anniversaries of the grant date, subject to the executive’s continued employment through each such vesting date.

(6)	Represents Z-1 incentive units, approximately 14% of which vested in 2013.
(7)	Represents a number of LTIP Units, based on achieving threshold levels of performance, granted pursuant to the 2014 Long-Term Incentive Plan Awards that are subject to both performance-based vesting and service-based vesting based on continued employment. One-third of the number of LTIP Units in this column will be eligible to be earned by recipients based on Essex’s absolute total stockholder return and two-thirds of the number of LTIP Units in this column will be eligible to be earned based on Essex’s relative total stockholder return compared to the SNL US REIT Multifamily Index, in each case, during a one-year performance period beginning on the initial grant date of the awards. LTIP Units earned based on the performance criteria set forth above will remain subject to service-based vesting, with 25% of the LTIP Units earned vesting on each of the first four anniversaries of the initial grant date, subject to the executive’s continued employment through such dates.

Option Exercises and Stock Vested for 2013

The following table shows for 2013 the number of shares acquired upon vesting of stock awards and value realized upon vesting.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Schall	—	—	4,392	625,904
Dance	—	—	4,070	580,016
Eudy	—	—	3,483	496,362
Zimmerman	—	—	3,483	496,362
Burkart	—	—	3,435	489,522

(1)	Stock awards consist of Z-1 incentive units, the amount reflect the increase in conversion ratio as of January 1, 2013 and December 10, 2013, respectively.
(2)	The value is based on the closing price of Essex common stock on the NYSE on December 31, 2013 of $143.51 multiplied by the number of units acquired on vesting, less the $1.00 per unit capital contributions.

Nonqualified Deferred Compensation

The named executive officers are currently eligible to participate in the Essex Portfolio, L.P. 2005 Deferred Compensation Plan, which is referred to herein as the “2005 deferred compensation plan.” The 2005 deferred compensation plan, which was adopted on December 2, 2008 and replaced an older plan, to comply with Section 409A of the Internal Revenue Code. Under the deferred compensation plan, eligible employees, which include the named executive officers of Essex, may elect in accordance with plan procedures to defer up to 100% of their base salary and up to 100% of their cash bonus (and other cash compensation) in any year, in each case, after taking into effect reductions due to income and payroll tax withholding and contributions to benefits plans. Essex does not currently make company matching contributions, although the plan allows Essex to make a discretionary contribution. Deferral elections under the 2005 deferred compensation plan must generally be made by December 15th of the calendar year proceeding the calendar year in which the compensation that is to be deferred is scheduled to be earned.

Distributions of the deferred accounts under the 2005 deferred compensation plan are made on the earliest of (1) the participant’s “separation from service,” as defined in the plan, (2) a “change in control,” as defined in the plan or (3) a date specified by the participant at the time the deferral election was made. The distributions are payable in a lump sum, except that a participant may elect a payout of amounts exceeding $150,000 as of the distribution date over a period of 5, 10 or 15 annual installments. Distributions under the 2005 deferred compensation plan payable to a “key employee” (as defined in the plan) in connection with a separation from service will be delayed for six months (to the extent required to comply with Section 409A of the Internal Revenue Code).

Under the plans, the earnings in an officer’s account are based on investment earnings (or losses) equal to the actual net investment earning or losses experienced by the investment selected by the participant. Accordingly, any earnings are based solely upon the investment allocations directed by the officer. Essex does not make these investment decisions or guarantee any particular rate of return or other benefit under the plan. Under the investment policies of the plans, and subject to administrative approval, investments may be directed by the officer in any securities generally available and traded on US public markets. However, the plan prohibits investments such as derivative securities, securities issued by Essex, tax-exempt securities, foreign securities not listed on the NYSE, securities determined by the administrator to be illiquid, securities purchased on margin, and a number of other categories intended to limit the permitted investments to securities regularly and publicly traded in the US market. The plans do not impose specific limitations on the frequency of investment selections or changes in investments.

Although each participant’s account is wholly unfunded, the investments selected by the officer are purchased by Essex in and for its own account, which account is maintained by Essex with a brokerage firm, and the return on the deferral account is derived solely from these purchased investments directed by the officer. The plan administrator will not monitor a participant’s investment instructions, but it may require the participant to liquidate an investment that is determined to be inconsistent with the plan’s investment policy, other plan provisions, or Essex’s brokerage account agreement. The following table provides information concerning compensation deferred under the prior deferred compensation plan and the 2005 deferred compensation plan by the named executive officers as of the end of 2013.

Name	Executive Contributions in 2013 ($)	Registrant Contributions in 2013 ($)	Aggregate Earnings/(Losses) in 2013 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance as of December 31, 2013 ($)
Schall	—	—	202,636	—	2,683,825
Dance	—	—	—	—	—
Eudy	—	—	616	—	320,207
Zimmerman	—	—	—	—	—
Burkart	—	—	—	—	—

Potential Payments upon Termination or Change of Control

Essex maintains an executive severance plan, which was amended and restated effective March 12, 2013, that covers the officers and members of senior management of Essex who are selected by the Essex Board and employees who were participating in the plan as of March 12, 2013, which includes, among others, Messrs. Schall, Dance, Eudy, Zimmerman and Burkart.

In addition, the plan provides that if within the period commencing 2 months prior to a change of control of Essex and ending 24 months thereafter, Essex terminates without “cause” any officer covered by the plan or the officer terminates his or her employment for “good reason,” (as these terms are defined in the plan), Essex will pay the officer an amount equal to twice such officer’s current annual base salary, twice such officer’s three-year average annual bonus, pay for up to 24 months’ of health, dental and life insurance premium benefits and outplacement services, and the equity awards held by the officer will fully vest and become exercisable. The severance amounts are payable in one lump sum within 31 days following the termination date, except that payments to officer who are “specified employees” at the time of payment will be subject to a 6-month delay. “Good reason” includes a number of circumstances including a substantial adverse change in the officer’s authority, duty or power, a reduction in annual base salary, annual bonus opportunity or certain employee benefits, certain relocations, failure to pay amounts owed to the officer, or a material breach by Essex under the plan. Severance payments and benefits are subject to withholding and other potential requirements of applicable income tax law. Individuals participating in the plan are not entitled to any tax “gross up” in respect of excise taxes, if any, that might arise under the “golden parachute” sections of the federal income tax law (Section 280G of the Code), and may be subject to a reduction in benefits if any such excise tax were applicable and the reduced benefit would maximize the after-tax payment to the participant.

A “change of control” under the executive severance plan is generally defined as: (a) the acquisition by any person or entity, together with all of their respective affiliates or associates, of securities representing 30 percent or more of the combined voting power of Essex’s then outstanding securities having the right to vote, (b) the persons who, as of March 12, 2013, constituted Essex Board (or the incumbent directors) cease to constitute a majority of such directors, provided that a person becoming a director subsequent to March 12, 2013 shall be considered an incumbent director if the person’s election was approved by a vote of a majority of the incumbent directors, or (c) the consummation of any consolidation or merger of Essex where the stockholders of Essex, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own shares representing in the aggregate 50 percent or more of the voting shares of the corporation issuing cash or securities in the consolidation or merger.

With respect to LTIP Units subject to performance –based vesting conditions granted as 2014 Long-Term Incentive Plan Awards, in the event of a change in control (as defined in the 2014 Long-Term Incentive Plan award agreements) during the performance period, the LTIP Units will be earned based on Essex’s performance from the beginning of the performance period through the date of the change in control, on an annualized basis. Under the 2014 Long-Term Incentive Plan Awards, if a recipient’s employment is terminated in circumstances constituting a “terminating event” (as defined in the 2014 Long-Term Incentive Plan award agreements), then all LTIP Units will fully vest upon such termination; provided that such LTIP Units will remain subject to performance-based vesting if such termination occurs before performance-based vesting has been determined. A terminating event, generally, includes termination of employment by Essex other than for “cause” (as defined in the 2014 Long-Term Incentive Plan award agreements) or upon death or disability or by the recipient for “good reason” (as defined in the 2014 Long-Term Incentive Plan award agreements) that occurs, in either event, in connection with or within 24 months after a change in control, as all such terms are defined in the 2014 Long-Term Incentive Plan Award agreements.

The table below illustrates hypothetical payments under the executive severance plan as if a change of control had occurred on December 31, 2013 and a defined termination occurred on such date:

Name	Payment for 2X Annual Salary/Bonus ($)	24 months of benefits ($)	Value of Accelerated Equity Awards (including LTIP Units) ($)	Total(1) ($)
Schall	2,270,351	22,000	3,142,643	5,434,994
Dance	1,467,544	22,000	1,928,679	3,418,223
Eudy	1,479,211	22,000	2,047,903	3,549,114
Zimmerman	1,479,211	22,000	2,047,903	3,549,114
Burkart	1,323,211	22,000	2,246,476	3,591,867

(1)	The total does not include: (i) available balances under the nonqualified deferred compensation plan table preceding this table, (ii) any amounts due for accrued but unpaid wages under applicable law or under generally available benefit plans such as Essex’s 401(k) plan, at the time of any employment termination, or (iii) the proceeds of insurance policies paid by insurance companies in the event of death or disability.

Director Compensation

Each director of Essex, who is not an executive officer, receives, or has received, the following compensation under Essex’s current director compensation program adopted in May 2013:

•	An annual grant of options for that number of shares as determined by having the grant have a value of $50,000 for directors and $140,000 for the chairman of the board, respectively, as based on using the Black-Scholes option pricing methodology. With respect to annual grants of options, directors or the chairman can elect, in lieu of an option grant, to receive a restricted stock award for that number of shares as determined by having the restricted stock grant equal to a value of $50,000, or in the case of the chairman, $140,000.

The directors and the chairman of the board must make this election at the time of Essex’s annual meeting, at which time such grant of options or restricted stock will be made. Annual grants of options or restricted stock will completely vest one year after the date of grant.

•	An annual cash retainer, paid quarterly, in the amount of $30,000 per year.

•	A board attendance fee of $1,000 per meeting attended.

•	A committee attendance fee up to $750 per meeting, except as to regularly scheduled Audit Committee meetings, for which a $2,000 attendance fee is paid. With the exception of meetings of the Audit Committee, no meeting attendance fees shall apply when both Essex Board and committee meetings occur on the same day.

•	A committee chairman fee of $4,000 per year. The chairman of the Audit Committee, Mr. Randlett, receives $15,000 per year, payable quarterly, in addition to the other compensation indicated above.

Each non-employee director, upon joining the Essex Board, receives an automatic grant of options for that number of shares as determined by having the grant have a value of $80,000 based on the Black-Scholes option pricing methodology. Such options become exercisable as to one-third of the shares of common stock subject to the option on each yearly anniversary of the grant date, such that the options granted will be fully exercisable three years after the grant date. In the event of a change of control of Essex, the Essex Board may unilaterally cancel unexercised director options, after advance written notice has been provided to each affected director.

The table below summarizes the compensation Essex paid to directors for the fiscal year ended December 31, 2013. Mr. Schall, who served in 2013 as Essex’s Chief Executive Officer, is not included in the table below because he did not receive for 2013 any additional compensation for services provided as a director. Mr. Guericke, who served as a part-time employee in 2013, received a salary and bonus shown below under “All Other Compensation,” but he did not receive any additional compensation for services provided as a director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
D. Brady	48,000	50,000	—	—	98,000
K. Guericke	—	—	—	275,000	275,000
G. Marcus	41,000	90,000	50,000	—	181,000
G. Martin	41,000	—	50,000	—	91,000
I. Rabinovitch	41,500	—	50,000	—	91,500
T. Randlett	62,500	50,000	—	—	112,500
B. Scordelis	40,500	—	50,000	—	90,500
J. Sears	47,250	50,000	—	—	97,250
C. Zinngrabe, Jr.	38,500	—	50,000	—	88,500

(1)	The assumptions used to calculate the value of the restricted stock and options awards are set forth in Note 13 of the Notes to Consolidated Financial Statements in Essex’s Form 10-K for the year ended December 31, 2012. As of December 31, 2013, each director had the following number of stock options (vested and unvested) then outstanding: David W. Brady: 9,676 options; Keith R. Guericke: 10,000 options; George M. Marcus: 3,265 options; Gary P. Martin: 19,679 options; Issie N. Rabinovitch: 21,179 options; Thomas E. Randlett: 13,664 options; Byron A. Scordelis: 12,765 options, Janice L. Sears: 7,000 options; and Claude J. Zinngrabe, Jr.: 12,765 options, respectively. Also, as of December 31, 2013, David W. Brady had 313, George M. Marcus had 617, Thomas E. Randlett had 313, and Janice L. Sears had 313 shares of unvested restricted stock outstanding, and no other directors had unvested restricted stock outstanding.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of some of the terms of Essex’s capital stock, Essex’s charter and Essex’s amended and restated bylaws, or the Essex bylaws. You should read Essex’s charter and the Essex bylaws and the applicable provisions of Maryland law for complete information on Essex’s capital stock. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the provisions of the Essex charter and bylaws. To obtain copies of these documents, see “Where You Can Find More Information” beginning on page 199.

The description of Essex capital stock in this section applies to the capital stock of the Combined Company after the merger. For additional information, see “Comparison of Rights of Stockholders of Essex and Stockholders of BRE” beginning on page 184.

As of January 16, 2014, the total number of shares of stock of all classes which Essex has authority to issue is 1,000,000,000 shares (par value $.0001 per share), of which 656,020,000 shares are shares of common stock, 13,980,000 shares are shares of preferred stock, consisting of 5,980,000 shares of 4.875% Series G Cumulative Convertible Preferred Stock, or the Series G Preferred Stock, 8,000,000 shares of 7.125% Series H Cumulative Redeemable Preferred Stock, or the Series H Preferred Stock, and 330,000,000 shares of Excess Stock.

As of January 16, 2014, there were 38,133,432 shares of common stock issued and outstanding. Up to 1,206,909 shares of common stock have been reserved for issuance under the Essex Property Trust, Inc. 2013 Stock Award and Incentive Compensation Plan, and there were options to acquire 695,488 shares of common stock outstanding under the Essex Property Trust, Inc. 2013 Stock Award and Incentive Compensation Plan. As of January 16, 2014, there were restricted stock units covering 15,904 shares of common stock outstanding. In addition, an aggregate of 2,031,613 shares of common stock may be issued upon the conversion of limited partnership interests in Essex LP and an additional 270,496 shares of common stock would be issuable in exchange for non-forfeitable Series Z-1 Incentive Units in Essex LP, subject to meeting certain requirements with respect to the Series Z-1 Incentive Units program. In addition, certain partners in limited partnerships in which Essex LP has invested, have the right to have their limited partnership interests in such partnership(s) redeemed for cash or, at Essex’s option, for an aggregate of 1,007,879 shares of common stock. In addition, as of January 16, 2014, 178,249 shares of Essex’s Series G Preferred Stock were issued and outstanding and 2,950,000 shares of Essex’s Series H Preferred Stock were issued and outstanding.

Common Stock

The following description of Essex common stock sets forth certain general terms and provisions of Essex common stock. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of Essex’s charter and bylaws. The common stock is listed on the NYSE under the symbol “ESS.” Computershare Investor Services, LLC is Essex’s transfer agent.

The holders of the outstanding common stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors. Essex’s charter provides that shares of common stock do not have cumulative voting rights.

Subject to the preferential rights of any outstanding series of capital stock, the holders of common stock are entitled to such distributions as may be authorized from time to time by the Essex Board and declared by Essex from funds available for distribution to such holders. Essex currently pays regular quarterly dividends to holders of common stock out of funds legally available for distribution when, and if, authorized by the Essex Board.

In the event of a liquidation, dissolution or winding up of Essex, the holders of common stock are entitled to receive ratably the assets remaining after satisfaction of all liabilities and payment of liquidation preferences and accrued dividends, if any, on any series of capital stock that has a liquidation preference. The rights of holders of common stock are subject to the rights and preferences established by the Essex Board for any capital stock that may subsequently be issued by Essex.

Essex is required to seek certain information from all persons who own, directly or by virtue of the attribution provisions of the Code, more than a certain percentage of Essex’s outstanding stock. Stockholders who do not provide Essex with the information requested are required to submit such information with their U.S. federal income tax returns.

Restrictions on Transfer

In order for Essex to qualify as a REIT under the Code, among other requirements, no more than 50% of the value of the outstanding shares of Essex’s stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code, during the last half of a taxable year (other than Essex’s first year as a REIT) or during a proportionate part of a shorter taxable year. In addition, Essex’s stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than Essex’s first year as a REIT) or during a proportionate part of a shorter taxable year.

Essex’s charter, subject to certain exceptions, provides an “ownership limit” under which no stockholder, other than George M. Marcus (and his wife and children, trusts for the benefit of his descendants and, upon his death, his heirs), may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 6.0% of the value of the issued and outstanding shares of Essex’s stock (not including any shares of excess stock). However, the ownership limit provisions provide that a qualified trust, as defined in the charter, generally may own up to 9.9% of the value of the outstanding shares of Essex’s stock. If George M. Marcus converts his limited partnership interests in Essex LP into shares of common stock, he may exceed the ownership limit. The ownership limit provisions therefore provide that George M. Marcus (and his wife and children, trusts for the benefit of his descendants and, upon his death, his heirs) may own up to 25% of the value of the outstanding shares of Essex’s stock. The Essex Board may also exempt an underwriter of a public offering of Essex’s stock or a person who is not an “individual” (as defined under the Code to include certain entities) from the ownership limit if it received satisfactory evidence that such stockholder’s ownership of Essex’s shares in excess of the ownership limit will not jeopardize Essex’s status as a REIT. As a condition to providing such an exemption, the Essex Board must receive an opinion of counsel or ruling of the IRS and representations and agreements from the applicant with respect to preserving Essex’s REIT status. However, the Essex Board cannot grant an exemption to the ownership limit if the applicant would own more than 25% of the value of the outstanding shares of Essex’s stock, unless, in addition to the foregoing, the Essex Board receives a ruling from the IRS to the effect that such an exemption will not jeopardize Essex’s status as a REIT. The Essex Board has granted an exemption to the ownership limit to the trusts that were shareholders of John M. Sachs, Inc. in connection with the issuance of common stock of Essex to such trusts for the acquisition of John M. Sachs, Inc. The Essex Board may also increase the ownership limit to a maximum of 9.9% and, in connection therewith, require opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to preserve Essex’s REIT status. If the Essex Board determines that it is no longer in Essex’s best interests to attempt to qualify, or to continue to qualify, as a REIT, the ownership limit provisions of Essex’s charter can be terminated.

If a stockholder attempts to transfer shares of stock that would (i) create a direct or indirect ownership of Essex’s shares in excess of the ownership limit absent an exemption from the Essex Board, (ii) result in the ownership of Essex’s stock by fewer than 100 persons, or (iii) result in the ownership of more than 50% of the value of Essex’s stock (other than excess stock), directly or indirectly, by five or fewer individuals, as defined in the Code, the transfer shall be null and void, and the intended transferee will acquire no rights to the shares. In addition, in the event of a transfer or attempted transfer, or other event, that would result in any person owning directly or indirectly, shares of Essex stock in excess of the ownership limit (or any limit created in connection with an exemption from the ownership limit) or that would result in the ownership of more than 50% of the value of Essex’s stock, directly or indirectly, by five or fewer persons, such shares of Essex’s stock will automatically be exchanged for shares of “excess stock.” All shares of excess stock will be automatically transferred, without action by the purported holder, to a person who is unaffiliated with Essex or the intended transferee, as trustee for the exclusive benefit of one or more organizations described in Sections 170(b), 170(c) or 501(c)(3) of the Code as charitable beneficiary and designated by resolution of the Essex Board. Such shares of excess stock held in trust are considered issued and outstanding shares of Essex’s stock. In general, the trustee of such shares is deemed to own the shares of excess stock held in trust for the exclusive benefit of the charitable beneficiary on the day prior to the date of the purported transfer or change in capital structure which resulted in the automatic transfer and has all voting rights and all right to receive distributions payable with respect to the excess shares. Any dividend or other distribution paid prior to the discovery by Essex that shares exchanged for excess stock will be repaid by the recipient to Essex upon demand or, if Essex elects, offset against any future dividends or distributions payable to the recipient. Subject to Maryland law, any vote cast by the purported owner of excess shares will be rescinded and recast in accordance with the direction of the trustee acting for the benefit of the charitable beneficiary.

Essex may cause the trustee to transfer a beneficial interest in the trust representing a number of shares of excess stock if the shares of excess stock would not be excess stock in the hands of the identified transferee. In the event of such a transfer, the purported transferee of the shares exchanged for excess stock may receive a price for its interest in such shares that is the lesser of (i) the price paid by the purported transferee or, if the purported transferee did not give value for the shares in connection with the event causing shares to be exchanged for excess stock (e.g., a gift, devise or other similar transaction), the Market Price (as defined in Essex’s charter) of the shares on the day of the event causing the shares to be exchanged for excess stock and (ii) the price received by the trustee from the sale or other disposition of the shares of excess stock. Upon any such a transfer, the shares of excess stock will automatically be exchanged for an equal number of shares of stock of the class and series originally exchanged for such shares of excess stock.

Shares of excess stock held in the trust will be deemed to have been offered for sale to Essex, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the exchange for shares of excess stock (or, in the case of a devise or gift, the Market Price at the time of the devise or gift) and (ii) the Market Price on the date that Essex, or its designee, accepts the offer. Essex will have the right to accept the offer for a period of ninety days after the later of the date of the transaction that resulted in the exchange for shares of excess stock and, if Essex does not receive prior notice of such transaction, the date that the Essex Board determines in good faith that a transaction resulting in excess stock has occurred.

Even if the provisions of the Code regarding REITs are changed to eliminate any ownership concentration limitation or increase the limitation, the ownership limitations in Essex’s charter will not be automatically eliminated or modified. Except as described above, any change to such limitations would require an amendment to Essex’s charter, which in turn would require the affirmative vote of holders owning a majority of the outstanding shares of Essex common stock. In addition to preserving Essex’s status as a REIT, the ownership limit provisions in Essex’s charter may have the effect of precluding an acquisition of control of Essex without the approval of the Essex Board.

All certificates representing shares of equity stock will bear a legend referring to the restrictions described above.

Description of Series G Preferred Stock

General

On July 31, 2006, Essex completed an offering of 5,980,000 shares of its Series G Preferred Stock at a public offering price of $24.75 per share. The holders of Series G Preferred Stock are entitled to receive cumulative cash dividends on the Series G Preferred Stock at a rate of 4.875% per year of the $25.00 liquidation preference. The Series G Preferred Stock may be converted by the holder at an initial conversion rate of 0.1830 shares of common stock per $25.00 liquidation preference (subject to adjustment in certain events), which is equivalent to an initial conversion price of $136.62 per share of common stock. The Series G Preferred Stock has no maturity date. During 2009, Essex repurchased 5,801,751 shares of the Series G Preferred Stock, and 178,249 shares of the Series G Preferred Stock are currently outstanding.

Upon the occurrence of certain events, holders of the Series G Preferred Stock may require the redemption for cash of all outstanding shares of such preferred stock, provided that holders of at least a majority of the shares of Series G Preferred Stock elect such redemption. With respect to the Series G Preferred Stock, if a fundamental change (as defined in the articles supplementary for the Series G Preferred Stock) occurs, holders will have the right to require the redemption for cash of some or all of their Series G Preferred Stock.

The description of the Series G Preferred Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of Essex’s charter and bylaws.

Optional Redemption and Optional Conversion

The Series G Preferred Stock may be converted, at Essex’s option on and after July 31, 2011, at the then prevailing conversion rate, only if the closing sale price of Essex common stock equals or exceeds 130% of the then prevailing conversion price of the Series G Preferred Stock for at least 20 trading days in a period of 30 consecutive trading days.

Limited Voting Rights

If at any time full distributions shall not have been timely made on any Series G Preferred Stock with respect to any six (6) prior quarterly distribution periods, whether or not consecutive, and, the holders of such Series G Preferred Stock, voting together as a single class with the holders of each class or series of parity preferred stock upon which similar voting rights have been conferred and are exercisable will have the right to elect two additional directors to the Essex Board at a special meeting called by the holders of record of at least 10% of the then outstanding shares of Series G Preferred Stock, or any other class or series of parity preferred stock upon which similar voting rights have been conferred and are exercisable, or at the next annual meeting of stockholders, and at each subsequent annual meeting of stockholders or special meeting held in place thereof, until all such distributions in arrears and distributions for the current quarter have been paid in full. Thereafter, upon such payment in full, the holders of such class or series of preferred stock will be divested of their voting rights and the term of any member of the Essex Board elected by the holders of such class or series of preferred stock shall terminate. Holders of Series G Preferred Stock are entitled to one vote per $50.00 of liquidation preference to which such series of preferred stock is entitled by its terms (excluding amounts in respect of accumulated and unpaid distributions).

In addition, while any shares of the Series G Preferred Stock are outstanding, Essex shall not, without the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of the Series G Preferred Stock, (voting separately as a class): (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares ranking prior to the Series G Preferred Stock with respect to payment of distributions or rights upon liquidation, dissolution or winding-up or reclassify any authorized shares of Essex into any such shares, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any such shares or (ii) either amend, alter or repeal the provisions of Essex’s charter (including the articles supplementary pertaining to the Series G Preferred Stock) or bylaws, including by merger or consolidation, that would materially and adversely affect the preferences, other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms and conditions of redemption, of any outstanding shares of the Series G Preferred Stock.

The Series G Preferred Stock will have no voting rights other than as discussed above and as otherwise provided by applicable law.

Liquidation Preference

Subject to the rights of the holders of any other senior or parity preferred stock, each share of Series G Preferred Stock is entitled to a liquidation preference of $25.00 per share, plus any accrued and unpaid dividends, in preference to any other class or series of capital stock of Essex.

Description of Series H Preferred Stock

General

During the second quarter of 2011, Essex issued 2,950,000 shares of its Series H Preferred Stock at a public offering price of $25.00 per share for net proceeds of $71.2 million, net of costs and underwriting discounts.

The description of the Series H Preferred Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of Essex’s charter and bylaws.

Ranking

The Series H Preferred Stock ranks senior to Essex’s shares of common stock and to any other of Essex’s future equity securities that Essex may later authorize or issue that by their terms rank junior to the Series H Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of Essex’s liquidation, dissolution or winding up. The Series H Preferred Stock ranks on a parity with (i) the Series G Preferred Stock, and (ii) any future equity securities that Essex may later authorize or issue that by their terms are on a parity with the Series H Preferred Stock. The Series H Preferred Stock ranks junior to any equity securities that Essex may later authorize or issue that by their terms rank senior to the Series H Preferred Stock. Any such authorization or issuance would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series H Preferred Stock. The Series H Preferred Stock ranks junior to all of Essex’s existing and future indebtedness.

Dividends

Subject to the rights of holders of stock ranking senior to, or on parity with, the Series H Preferred Stock as to the payment of dividends, holders of the Series H Preferred Stock will be entitled to receive, when and as authorized by the Essex Board and declared by Essex, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 7.125% per annum of the $25.00 per share liquidation preference, equivalent to $1.78125 per annum per share of Series H Preferred Stock. Dividends on the Series H Preferred Stock are payable quarterly in arrears on or about the 15th day of January, April, July and October of each year.

The Essex Board will not authorize, and Essex will not pay, any dividends on the Series H Preferred Stock or set aside funds for the payment of dividends if the terms of any of Essex’s agreements, including agreements relating to its indebtedness, prohibit that authorization, payment or setting aside of funds or provide that the authorization, payment or setting aside of funds is a breach of or a default under that agreement, or if the authorization, payment or setting aside of funds is restricted or prohibited by law. Essex is and may in the future become a party to agreements that restrict or prevent the payment of dividends on, or the purchase or redemption of, its shares of common stock. Under certain circumstances, these agreements could restrict or prevent the payment of dividends on or the purchase or redemption of shares of Essex’s Series H Preferred Stock. These restrictions may be indirect (for example, covenants requiring Essex to maintain specified levels of net worth or assets) or direct. Essex does not believe that these restrictions currently have any adverse impact on its ability to pay dividends on the Series H Preferred Stock.

Notwithstanding the foregoing, dividends on the Series H Preferred Stock will accrue whether or not Essex has earnings, whether or not there are funds legally available for the payment of dividends and whether or not dividends are authorized or declared. Accrued but unpaid dividends on the Series H Preferred Stock will not bear interest, and the holders of the Series H Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends as described above. All of Essex’s dividends on the Series H Preferred Stock, including any capital gain distributions, will be credited to the previously accrued dividends on the Series H Preferred Stock. Essex will credit any dividend made on the Series H Preferred Stock first to the earliest accrued and unpaid dividend due.

Except as provided in the following paragraph, Essex will not declare or pay any dividends, or set aside any funds for the payment of dividends, on its common stock or any other shares that rank junior to, or on a parity with, the Series H Preferred Stock, if any, or redeem or otherwise acquire Essex common stock or other junior shares, or shares ranking on a parity with the Series H Preferred Stock, unless Essex also has declared and either paid or set aside for payment the full cumulative dividends on the Series H Preferred Stock for the current and all past dividend periods. This restriction will not limit Essex’s redemption or other acquisition of shares under incentive, benefit or share purchase plans for officers, directors or employees or others performing or providing similar services or for the purposes of enforcing restrictions upon ownership and transfer of Essex’s equity securities contained in Essex’s charter in order to preserve its status as a REIT.

If Essex does not declare and either pay or set aside for payment the full cumulative dividends on the Series H Preferred Stock and all shares that rank on a parity with Series H Preferred Stock, the amount which Essex has authorized and declared will be allocated pro rata to the Series H Preferred Stock and to each parity series of shares so that the amount declared for each Series H Preferred Stock and for each share of each parity series is proportionate to the accrued and unpaid dividends on those shares.

In the event of Essex’s liquidation, dissolution or winding up, the holders of the Series H Preferred Stock will be entitled to be paid out of Essex’s assets legally available for distribution to Essex stockholders liquidating distributions in cash or property at fair market value as determined by the Essex Board equal to a liquidation preference of $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of the payment. Holders of Series H Preferred Stock will be entitled to receive this liquidating distribution before Essex distributes any assets to holders of its common stock or any other shares of preferred stock that rank junior to the Series H Preferred Stock. The rights of holders of Series H Preferred Stock to receive their liquidation preference would be subject to preferential rights of the holders of any series of shares that is senior to the Series H Preferred Stock. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Series H Preferred Stock will have no right or claim to any of Essex’s remaining assets. If Essex consolidates or merges with any other entity, sells, leases, transfers or conveys all or substantially all of its property or business, or engages in a statutory share exchange, Essex will not be deemed to have liquidated, dissolved or wound up its affairs. In the event Essex’s assets are insufficient to pay the full liquidating distributions to the holders of Series H Preferred Stock and all other classes or series of Essex’s equity securities ranking on a parity with the Series H Preferred Stock, if any, then Essex will distribute its assets to the holders of Series H Preferred Stock and all other classes or series of parity securities ratably in proportion to the full liquidating distributions they would have otherwise received.

Redemption

Essex may not redeem the Series H Preferred Stock prior to April 13, 2016, except as described below under “—Special Optional Redemption” and under restrictions relating to Essex’s qualification as a REIT for federal tax purposes. On and after April 13, 2016, upon no fewer than 30 days’ nor more than 60 days’ written notice, Essex may, at its option, redeem the Series H Preferred Stock, in whole or from time to time in part, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption.

If Essex redeems fewer than all of the shares of Series H Preferred Stock, the notice of redemption mailed to each stockholder will also specify the number of shares of Series H Preferred Stock that Essex will redeem from each stockholder. In this case, Essex will determine the number of shares of Series H Preferred Stock to be redeemed on a pro rata basis, by lot or by any other equitable method Essex may choose in its sole discretion.

Subject to certain exceptions, unless full cumulative distributions on all shares of Series H Preferred Stock are declared and paid or set apart for payment for all past distribution periods and the then current distribution period, no shares of Series H Preferred Stock shall be redeemed unless all outstanding shares of Series H Preferred Stock are simultaneously redeemed.

The Series H Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions, except as provided under restrictions relating to Essex’s qualification as a REIT for federal tax purposes. In order to ensure that Essex continues to meet the requirements for qualification as a REIT, the Series H Preferred Stock will be subject to the restrictions on ownership and transfer set forth in Essex’s charter.

Subject to applicable law, Essex may purchase Series H Preferred Stock in the open market, by tender or by private agreement.

Special Optional Redemption

Upon the occurrence of a Change of Control (as defined below), Essex may, at its option, redeem the Series H Preferred Stock, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date (as defined below), Essex has provided or provides notice of redemption with respect to the shares of Series H Preferred Stock (whether pursuant to Essex’s optional redemption right or its special optional redemption right), the holders of such shares of Series H Preferred Stock will not have the conversion right described below under “—Conversion Rights.”

If Essex redeems fewer than all of the outstanding shares of Series H Preferred Stock, the notice of redemption mailed to each stockholder will also specify the number of shares of Series H Preferred Stock that Essex will redeem from each stockholder. In this case, Essex will determine the number of shares of Series H Preferred Stock to be redeemed on a pro rata basis, by lot or by any other equitable method Essex may choose.

A “Change of Control” is when, after the original issuance of the Series H Preferred Stock, the following have occurred and are continuing:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of Essex entitling that person to exercise more than 50% of the total voting power of all shares of Essex entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•	following the closing of any transaction referred to in the bullet point above, neither Essex nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

Conversion Rights

Upon the occurrence of a Change of Control, each holder of Series H Preferred Stock will have the right, unless, prior to the Change of Control Conversion Date, Essex has provided or provide notice of its election to redeem the Series H Preferred Stock as described under “—Redemption” or “—Special Optional Redemption,” to convert some or all of the shares of Series H Preferred Stock held by such holder, which we refer to as the Change of Control Conversion Right, on the Change of Control Conversion Date into a number of shares of Essex common stock per share of Series H Preferred Stock, which we refer to as the Common Share Conversion Consideration, equal to the lesser of:

•	the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series H Preferred Stock dividend payment and prior to the corresponding Series H Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Share Price, such quotient being referred to as the Conversion Rate; and

•	0.3995, which we refer to as the Share Cap.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a dividend of Essex common stock), subdivisions or combinations, in each case, which we refer to as a Share Split, with respect to Essex common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of Essex common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Essex common stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Essex common stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of Essex common stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right in respect of currently outstanding shares of Series H Preferred Stock will not exceed 1,178,525 shares of Essex common stock in total (or equivalent Alternative Conversion Consideration, as applicable), which we refer to as the Exchange Cap. The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap. If Essex issues additional shares of Series H Preferred Stock in the future, the latter number will increase.

In the case of a Change of Control pursuant to which Essex common stock will be converted into cash, securities or other property or assets (including any combination thereof), which we refer to as the Alternative Form Consideration, a holder of Series H Preferred Stock will receive upon conversion of such Series H Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of Essex common stock equal to the Common Share Conversion Consideration immediately prior to the effective time of the Change of Control, or the Alternative Conversion Consideration.

If the holders of Essex common stock have the opportunity to elect the form of consideration to be received in the Change of Control, the consideration that the holders of the Series H Preferred Stock will receive will be the form and proportion of the aggregate consideration elected by the holders of Essex common stock who participate in the determination (based on the weighted average of elections) and will be subject to any limitations to which all holders of Essex common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

Series H Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable conversion consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date Essex has provided or provide notice of its election to redeem such Series H Preferred Stock, whether pursuant to its optional redemption right or its special optional redemption right. If Essex elects to redeem Series H Preferred Stock that would otherwise be converted into the applicable conversion consideration on a Change of Control Conversion Date, such Series H Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date $25.00 per share, plus any accrued and unpaid dividends thereon to, but not including, the redemption date.

Except as provided above in connection with a Change of Control, the shares of Series H Preferred Stock are not convertible into or exchangeable for any other securities or property. The merger does not constitute a Change of Control for these purposes.

Limited Voting Rights

Holders of Series H Preferred Stock will have no voting rights, except as set forth below.

Whenever dividends on the Series H Preferred Stock are due but unpaid for six quarterly periods, whether or not consecutive, or a Preferred Dividend Default, the number of directors then constituting the Essex Board shall be increased by two and holders of the Series H Preferred Stock, voting as a single class with the holders of any other class or series of parity preferred stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors to serve on the Essex Board, or the Preferred Stock Directors, at a special meeting called by the holders of at least 10% of the outstanding Series H Preferred Stock or the holders of at least 10% of any such other series of parity preferred stock, or at the next annual or special meeting of stockholders, and at each subsequent annual or special meeting of stockholders until all dividends accumulated on the Series H Preferred Stock for the past dividend periods and the then-current dividend period have been paid or declared and set aside for payment in full.

If and when all accumulated dividends in arrears and dividends for the then-current dividend period on the Series H Preferred Stock shall have been paid in full or a sum sufficient for the payment is irrevocably deposited in trust for payment, the holders of the Series H Preferred Stock shall be divested of the voting rights as described in this section (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends in arrears and the dividends for the current dividend period have been paid in full or set aside for payment in full on all other classes or series of parity preferred stock upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate. Any Preferred Stock Director may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of Series H Preferred Stock when they have the voting rights set forth as described in this section (voting together as a single class, with one vote for each $50.00 of liquidation preference, with all other classes or series of parity preferred stock upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office or, if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series H Preferred Stock when they have the voting rights set forth in this section (voting together as a single class with all other classes or series of parity preferred stock upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per Director on any matter.

So long as any shares of Series H Preferred Stock remain outstanding, Essex may not, without the affirmative vote of the holders of at least two-thirds of the shares of Series H Preferred Stock outstanding at the time: (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares ranking senior to the Series H Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of Essex, or reclassify any authorized shares of Essex into any such shares, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of Essex’s charter (including the articles supplementary designating the Series H Preferred Stock), whether by merger, consolidation or otherwise, in each case in such a way that would materially and adversely affect any right, preference, privilege or voting power of the Series H Preferred Stock; provided, however, that with respect to the occurrence of a merger, consolidation or a sale or lease of all of Essex’s assets as an entirety, so long as (a) the shares of Series H Preferred Stock remain outstanding with the terms thereof materially unchanged, or (b) the holders of the Series H Preferred Stock receive equity securities with rights, preferences, privileges or voting powers substantially the same as those of the Series H Preferred Stock, then the occurrence of any such event shall not be deemed to materially and adversely affect the rights, privileges or voting powers of the holders of the Series H Preferred Stock. In addition, any increase in the amount of authorized Series H Preferred Stock or the creation or issuance, or increase in the amounts authorized, of any other equity securities ranking on a parity with or junior to the Series H Preferred Stock with respect to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of Essex, shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series H Preferred Stock.

In any matter in which shares of the Series H Preferred Stock are entitled to vote, each share of Series H Preferred Stock will be entitled to one vote. If the holders of Series H Preferred Stock and another series of preferred shares, if any, are entitled to vote together as a single class on any matter, the shares of Series H Preferred Stock and the shares of the other series will have one vote for each $50.00 of liquidation preference.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF ESSEX AND STOCKHOLDERS OF BRE

If the merger is consummated, stockholders of BRE will become stockholders of the Combined Company. The rights of BRE stockholders are currently governed by and subject to the provisions of the MGCL, and the charter and bylaws of BRE. Upon consummation of the merger, the rights of the former BRE stockholders who receive Essex common stock will be governed by the MGCL and the charter and bylaws of Essex, rather than the charter and bylaws of BRE.

The following is a summary of the material differences between the rights of Essex stockholders (which will be the rights of stockholders of the Combined Company following the merger) and BRE stockholders, but does not purport to be a complete description of those differences or a complete description of the terms of the Essex common stock subject to issuance in the merger. The following summary is qualified in its entirety by reference to the relevant provisions of (i) Maryland law; (ii) the Essex charter; (iv) the BRE charter; (v) the Essex bylaws; and (vi) the BRE bylaws.

This section does not include a complete description of all differences among the rights of Essex stockholders and BRE stockholders, nor does it include a complete description of the specific rights of such stockholders.

Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Maryland law, as well as the governing corporate instruments of each of Essex and BRE, copies of which are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”

	Rights of Essex Stockholders (which will be the rights of stockholders of the Combined Company following the merger)	Rights of BRE Stockholders
Corporate Governance	Essex is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.	BRE is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.

	The rights of Essex stockholders are governed by the MGCL, the Essex charter and the Essex bylaws.	The rights of BRE stockholders are governed by the MGCL, the BRE charter and the BRE bylaws.

Authorized Capital Stock

Essex is authorized to issue an aggregate of 1 billion shares of capital stock, consisting of (1) 656,020,000 shares of common stock, $0.0001 par value per share; (2) 13,980,000 shares of preferred stock, $0.0001 par value per share, subject to specific designations; and (3) 330,000,000 shares of Excess Stock, to be issued in exchange for other Essex shares in the event of a violation of the transfer restrictions contained in Essex’s charter.

At January 16, 2014, there were issued and outstanding 38,133,432 shares of Essex common stock. At January 16,

BRE is authorized to issue an aggregate of 120 million shares of capital stock, consisting of: (1) 100 million shares of common stock, $0.01 par value per share; and (2) 20 million shares of preferred stock, $0.01 par value per share, subject to specific designations.

At January 15, 2014, there were issued and outstanding 77,672,084 shares of BRE common stock. At January 15, 2014, there were issued and outstanding 2,159,715 shares of BRE’s 6.75% Series D Cumulative Redeemable Preferred Stock.

	Rights of Essex Stockholders (which will be the rights of stockholders of the Combined Company following the merger)	Rights of BRE Stockholders

2014, there were issued and outstanding 178,249 shares of Essex’s Series G Cumulative Convertible Preferred Stock and 2,950,000 shares of Series H Cumulative Redeemable Preferred Stock.

	Preferred Stock. The Essex Board is authorized to issue shares of any class of stock, and to classify or reclassify any unissued shares of stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of such shares of stock.	Preferred Stock. The BRE Board is authorized to issue shares of preferred stock from time to time in such series and with such terms, rights, restrictions and qualifications, including any preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, terms or conditions of redemption as may be fixed by the BRE Board.

Voting Rights

Each holder of Essex common stock is entitled to one vote per share on all matters upon which stockholders are entitled to vote.

Unless a greater vote is otherwise required or permitted under the MGCL or the Essex charter, a majority of the votes cast in favor of a matter at a meeting of stockholders is sufficient to approve any matter, except with respect to (i) the removal of directors without cause, in which case an affirmative vote of holders of at least two-thirds of the combined voting power of all classes of shares of stock entitled to vote generally in the election of directors will be sufficient to remove such directors, (ii) the removal of directors with cause, in which case an affirmative vote of holders of at least a majority of the combined voting power of all classes of shares of stock entitled to vote generally in the election of directors will be sufficient to remove such directors, (iii) the dissolution of Essex, in which case an affirmative vote of two-thirds of all votes entitled to be cast on such matter will be sufficient, or (iv) the election of directors, in which case a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director.

Each holder of BRE common stock is entitled to one vote per share on all matters upon which stockholders are entitled to vote.

Unless a greater vote is otherwise required or permitted under the MGCL or the BRE charter, a majority of the votes cast in favor of a matter at a meeting of stockholders duly called and at which a quorum is present is sufficient to approve any matter, except with respect to the election of directors, in which case a plurality of all votes cast at a meeting of stockholders will be sufficient to elect such directors.

	Rights of Essex Stockholders (which will be the rights of stockholders of the Combined Company following the merger)	Rights of BRE Stockholders
Cumulative Voting	Holders of Essex stock do not have the right to cumulate their votes with respect to the election of directors.	Holders of BRE stock do not have the right to cumulate their votes with respect to the election of directors.

Size of the Board of Directors

The Essex charter provides for a minimum one director, the minimum number of directors pursuant to the MGCL, with no set maximum number of directors, with the number of directors established by a vote of the majority of the Essex Board, as provided in the Essex charter and bylaws. The current size of the Essex Board is ten.

Immediately following the effective time of the merger, by resolution unanimously adopted by the Essex Board, the board of directors of the Combined Company will be increased to 13 directors.

The BRE charter provides for a minimum of three and a maximum of 15 directors, with the number of directors within this range established by a vote of the majority of the BRE Board, as provided in the BRE charter and bylaws. The current size of the BRE Board is ten.

Classified Board and Term of Directors

Beginning with the 2014 annual meeting, the Essex Board will not be classified.

Beginning with the 2014 annual meeting, the directors of Essex hold office for a term expiring at the next succeeding annual meeting of stockholders and until their successors are duly elected and qualified.

The BRE Board is not classified. The directors of BRE hold office for a term expiring at the next succeeding annual meeting of stockholders and until their successors are duly elected and qualified.

Election of Directors	A plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director.	A plurality of all the votes cast at a meeting of the stockholders duly called and at which a quorum is present shall be sufficient to elect a director.

Removal of Directors	Essex’s charter provide that directors may be removed (i) without cause by an affirmative vote of holders of at least two-thirds of the combined voting power of all classes of shares of stock entitled to vote generally in the election of directors, or (ii) with cause by an affirmative vote of holders of at least a majority of the combined voting power of all classes of shares of stock entitled to vote generally in the election of directors.	Pursuant to the BRE charter, a director may be removed, only for cause, by the affirmative vote of the holders of a majority of the outstanding shares of BRE stock entitled to vote generally in the election of directors.

	Rights of Essex Stockholders (which will be the rights of stockholders of the Combined Company following the merger)	Rights of BRE Stockholders
Filling Vacancies of Directors

Essex’s bylaws provide that any vacancies on the Essex Board may be filled by a majority of the Essex Board, whether or not sufficient to constitute a quorum.

Essex’s bylaws also provide that any vacancies on the Essex Board resulting from removal of a director by the stockholders may be filled by the stockholders for the balance of the term of the removed director.

Under the BRE charter and bylaws, a majority of the remaining directors (even if less than a quorum) shall fill any vacancy, including a vacancy created by an increase in the number of directors. A director chosen by the other directors to fill a vacancy will serve until the next annual meeting of stockholders and until his or her successor is elected and qualifies.

Amendment of Charter	Except for amendments to provisions governing removal of directors, and except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the charter, any amendment to the Essex charter shall be valid only if declared advisable by the Essex Board and approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter. Any amendment to provisions governing the removal of directors shall be valid only if declared advisable by the Essex Board and approved by the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast on the matter.

Except for amendments to the sections listed below and under the circumstances described below, and except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the charter, any amendment to the BRE charter shall be valid only if declared advisable by the BRE Board and approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter. Unless declared advisable by the BRE Board and, if at the time any person is a Related Person, as defined in the BRE charter, by a majority of Continuing Directors, as defined in the BRE charter, any amendment to the following articles requires the vote of 70% of the outstanding shares entitled to vote generally in an election of directors:

•    Article IV (Capital Stock);

•    Article V (Board of Directors);

•    Article VI (Limitation of Liability and Indemnification);

•    Article VII (Real Estate Investment Trust);

•    Article VIII (Business Combinations);

•    Article IX (Purchase, Redemption, Etc. of Certain Shares);

•    Article X (Statutory Exemptions); and

•    Article XIII (Amendments).

	Rights of Essex Stockholders (which will be the rights of stockholders of the Combined Company following the merger)	Rights of BRE Stockholders
Bylaw Amendments	Essex’s bylaws may only be repealed, altered, amended or rescinded by a vote of two-thirds of the Essex Board at a meeting held in accordance with the provisions of the bylaws.	BRE’s bylaws may only be amended, repealed or rescinded by the BRE Board.

Mergers, Consolidations or Sales of Substantially all Assets	Essex’s charter and bylaws do not contain a provision specifically relating to approval of a merger, consolidation or sales of substantially all assets, so a majority of the votes cast in favor of a such a matter at a meeting of stockholders is sufficient to approve the matter.

Generally, any merger, consolidation, or sale of substantially all assets of BRE must be advised by the BRE Board and approved by a majority of the holders of the outstanding BRE common stock entitled to vote on the matter; however, with respect to certain Business Combinations (including a merger, consolidation, sale of assets, liquidation or certain share issuances, in each case involving a Related Person, as such term and the term “Business Combination” are defined in the BRE charter), the affirmative vote of 70% of the outstanding shares entitled to vote generally in an election of directors is required for approval, except that the affirmative vote of a majority of outstanding shares entitled to vote generally in an election of directors is sufficient if either the Business Combination is approved by the BRE Board and a majority of Continuing Directors (as defined in the BRE charter), or if the Business Combination involves cash consideration and the consideration to be received meets certain minimum or fair price requirements set forth in the BRE charter.

The BRE charter also requires, in certain limited circumstances and subject to a number of exceptions, the affirmative vote of the holders of a majority of the outstanding shares entitled to vote generally in an election of directors in connection with the purchase, redemption or other acquisition by BRE of certain securities of BRE from a Selling Stockholder, as such term is defined in the BRE charter.

	Rights of Essex Stockholders (which will be the rights of stockholders of the Combined Company following the merger)	Rights of BRE Stockholders
Ownership Limitations

With certain limited exceptions, no person may beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, more than 6.0% of the outstanding shares of Essex’s capital stock (which limit may be adjusted by the Essex Board up to 9.9%). Upon demand, all stockholders are required to provide written information relating to maintenance of Essex’s REIT status.

In the event of a purported transfer or other event that would, if effective, result in the ownership of shares in violation of the ownership limitation, that number of shares that would be owned by the transferee in excess of the ownership limit are automatically exchange for an equal number of “excess shares.” Excess shares are deemed to be held in trust by the purported transferee for the benefit of the person or persons to whom the Essex Board requires the shares to be transferred. The purported transferee has no right to receive dividends or other distributions on or vote the excess shares. Essex or its designee may purchase the excess shares for cash.

Upon demand, any stockholder must disclose to the BRE Board information with respect to the stockholder’s direct and indirect ownership of shares of BRE stock as the BRE Board deems necessary to enable BRE to comply with the REIT provisions of the Code, or any other taxing authority. If the BRE Board determines in good faith that such ownership has or may become concentrated to an extent that would prevent BRE from qualifying as a REIT, the BRE Board may prevent the transfer of stock or call for redemption of a number of shares sufficient to maintain or bring the ownership of stock into conformity with the REIT provisions of the Code.

Annual Meetings of the Stockholders	The annual meeting of the stockholders of Essex shall be held at a date and time set by the Essex Board.	The annual meeting of the stockholders of BRE shall be held on the date and at the time and place set by the BRE Board.

Special Meetings of the Stockholders

A special meeting of Essex stockholders may be called by Essex’s President and Chief Executive Officer, the chairman of the Essex Board, the Essex Board, or upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at any such special meeting of stockholders.

Business transacted at the special meeting of stockholders will be limited to the purposes specifically designated in the notice.

A special meeting of BRE’s stockholders may be called by BRE’s President, the chairman of the BRE Board, the BRE Board pursuant to a resolution approved by the majority of the BRE Board, or BRE’s secretary upon the written request of the holders of shares representing at least 25% of all the votes entitled to be cast on such matter at any such special meeting of stockholders and who comply with the procedures set forth in the BRE bylaws.

Business transacted at the special meeting of stockholders will be limited to the purposes specifically designated in the notice.

	Rights of Essex Stockholders (which will be the rights of stockholders of the Combined Company following the merger)	Rights of BRE Stockholders
Advance Notice Provisions for Stockholder Nominations and Stockholder Business Proposals

The Essex bylaws provide that nominations for election to the Essex Board and the proposal of business to be considered by the stockholders may be made only:

•    by or at the direction of the Essex Board; or

•    upon timely and proper notice by a stockholder who is a stockholder of record at both the time of giving of notice and the time of the annual meeting, and who is entitled to vote at the meeting.

In general, notice of stockholder nominations or business for an annual meeting must be delivered not less than 120 days nor more than 150 days prior to the first anniversary of the date of the preceding year’s proxy statement, unless the annual meeting is advanced or delayed more than 30 days from the anniversary date, in which case notice must be delivered not earlier than the 150th day prior to the annual meeting and not later than the 120th day prior to the annual meeting, or, if later, the tenth day following the day on which the public announcement of the date of the meeting is first made.

Notice of stockholder nominations for a special meeting must be delivered not earlier than the 120th day prior to the special meeting, and not later than the close of business on the later of the 90th day prior to the meeting or the tenth day following the day on which the public announcement is first made of the date of the meeting and the nominees proposed by the Essex Board.

The BRE bylaws provide that nominations for election to the BRE Board and the proposal of business to be considered by the stockholders may be made only:

•    by or at the direction of the BRE Board; or

•    upon timely and proper notice by a stockholder who (A) is a stockholder of record at the time of giving of notice and at the time of the annual meeting and who is entitled to vote at the meeting and has complied with the procedures set forth in the BRE bylaws, or (B) properly made a proposal of other business in accordance with Rule 14a-8 under the Exchange Act.

In general, notice of stockholder nominations or business for an annual meeting must be delivered not less than 120 days nor more than 150 days prior to the first anniversary of the date of the preceding year’s proxy statement, unless the annual meeting is advanced more than 30 days or delayed more than 60 days from the anniversary date of the preceding year’s annual meeting, in which case notice must be delivered not later than the 120th day prior to the annual meeting, or, if later, the tenth day following the day on which the public announcement of the date of the meeting is first made.

Notice of stockholder nominations for a special meeting must be delivered not earlier than the 120th day prior to the special meeting, and not later than the close of business on the later of the 90th day prior to the meeting or the tenth day following the day on which the public announcement is first made of the date of the meeting and the nominees proposed by the BRE Board.

	Rights of Essex Stockholders (which will be the rights of stockholders of the Combined Company following the merger)	Rights of BRE Stockholders
Notice of Stockholder Meetings	The Essex bylaws provide that not less than 10 nor more than 90 days before each meeting of stockholders, Essex shall give notice to each stockholder entitled to vote at such meeting, and to each stockholder not entitled to vote but who is entitled to notice of the meeting, written or printed notice stating the time and place of the meeting, and in the case of a special meeting or as otherwise may be required by Maryland law, the purpose for which the meeting is called. The notice shall be given by mail, by presenting it to such stockholder personally, by leaving it at the stockholder’s residence or usual place of business or by any other means permitted by Maryland law.	The BRE bylaws provide that not less than 10 nor more than 90 days before each meeting of stockholders, BRE shall give notice to each stockholder entitled to vote at such meeting, and to each stockholder not entitled to vote but who is entitled to notice of the meeting, written or electronic notice stating the time and place of the meeting, and in the case of a special meeting or as otherwise may be required by Maryland law, the purpose for which the meeting is called. The notice shall be given by mail, by presenting it to such stockholder personally, by leaving it at the stockholder’s residence or usual place of business or by any other means permitted by Maryland law.

State Anti-Takeover Statutes	Maryland law provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer, by officers of the corporation or by employees who are also directors of the corporation. “Control shares” are shares of stock of the corporation which, if aggregated with other shares controlled by the acquirer, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: one-tenth or more but less than one-third, one-third or more but less than a majority, or a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Generally, a “control share acquisition” means the acquisition of outstanding control shares. A control share acquisition does not include shares acquired in a merger, consolidation or	Maryland law provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer, by officers of the corporation or by employees who are also directors of the corporation. “Control shares” are shares of stock of the corporation which, if aggregated with other shares controlled by the acquirer, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: one-tenth or more but less than one-third, one-third or more but less than a majority, or a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Generally, a “control share acquisition” means the acquisition of outstanding control shares. A control share acquisition does not include shares acquired in a merger, consolidation or

Rights of Essex Stockholders (which will be the rights of stockholders of the Combined Company following the merger)	Rights of BRE Stockholders

share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter of bylaws of the corporation. As permitted under Maryland law, Essex’s bylaws contain a provision, which may be repealed at any time, that the provisions of the control share acquisition statute shall not apply to any acquisition by any person of shares of Essex stock.

Under Maryland law, certain “business combinations” (which include a merger, consolidation, share exchange and certain transfers, issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned ten percent or more of the voting power at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the a corporation’s board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder or the business combination satisfies share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter of bylaws of the corporation. As permitted under Maryland law, BRE’s charter provides that BRE has elected not to be governed by the provisions of the control share acquisition statute.

Under Maryland law, certain “business combinations” (which include a merger, consolidation, share exchange and certain transfers, issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned ten percent or more of the voting power at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the a corporation’s board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder or the business combination satisfies certain minimum price, form of consideration and procedural

Rights of Essex Stockholders (which will be the rights of stockholders of the Combined Company following the merger)	Rights of BRE Stockholders

certain minimum price, form of consideration and procedural requirements. As permitted under Maryland law, the Essex Board has irrevocably elected to exempt any business combination by Essex, George M. Marcus, the Chairman of the Essex Board, and The Marcus & Millichap Company or any entity owned or controlled by Mr. Marcus and The Marcus & Millichap Company.

Under certain provisions of Maryland law relating to unsolicited takeovers, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject, by provision in its charter or bylaws or by resolutions of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions: (i) a classified board, (ii) a two-thirds vote requirement for removing a director, (iii) a requirement that the number of directors be fixed only by vote of the directors, (iv) any and all vacancies on the board of directors may be filled by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the class of directors in which the vacancy occurred, and (v) a majority requirement for the calling of a special meeting of stockholders.

Through provisions in Essex’s charter and bylaws unrelated to the statute, Essex vests in the board of directors the power to fix the number of directorships, provided that the number is not less than the minimum number required by Maryland law, and provides that, except as may be provided by the Essex Board in setting the terms of any class or series of preferred stock, and except for vacancies resulting from removal of a requirements. As permitted under Maryland law, BRE’s charter provides that BRE has elected not to be governed by the provisions of the business combination statute.

Under certain provisions of Maryland law relating to unsolicited takeovers, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject, by provision in its charter or bylaws or by resolutions of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions: (i) a classified board, (ii) a two-thirds vote requirement for removing a director, (iii) a requirement that the number of directors be fixed only by vote of the directors, (iv) any and all vacancies on the board of directors may be filled by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the class of directors in which the vacancy occurred, and (v) a majority requirement for the calling of a special meeting of stockholders.

Through provisions in BRE’s charter and bylaws unrelated to the statute, BRE vests in the board of directors the power to fix the number of directorships, provided that the number is not less than the minimum number required by Maryland law, and provides that, except as may be provided by the BRE Board in setting the terms of any class or series of preferred stock, any vacancy on the board of directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum.

	Rights of Essex Stockholders (which will be the rights of stockholders of the Combined Company following the merger)	Rights of BRE Stockholders

director by the stockholders (in which case such vacancy may be filled by the stockholders for the balance of the term of the remaining director), any vacancy on the board of directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum.

Stockholder Rights Plan	Essex does not have a stockholder rights plan in effect.	BRE does not have a stockholder rights plan in effect.

Liability and Indemnification of Directors and Officers

Essex’s charter contains provisions limiting the liability of directors and officers, to the maximum extent that Maryland law in effect from time to time permits, such that no director or officer of Essex shall be liable to Essex or its stockholders for money damages. Therefore, Essex directors and officers shall have no liability for money or other damages except to the extent that (i) it is proven that the director or officer actually received an improper personal benefit or profit, or (ii) a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the action, or failure to act, of the director or officer, was the result of active and deliberate dishonesty, and was material to the cause of action.

Essex’s charter permit Essex, and Essex’s bylaws obligate Essex, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any of Essex’s present or former directors or officers who is made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while serving as a director or officer of Essex and at Essex’s request, serves or has served as a director, officer, partner

BRE’s charter contains provisions limiting the liability of directors and officers, to the maximum extent that Maryland law in effect from time to time permits, such that no director or officer of BRE shall be liable to BRE or its stockholders for money damages. Therefore, BRE directors and officers shall have no liability for money or other damages except to the extent that (i) it is proven that the director or officer actually received an improper personal benefit or profit, or (ii) a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the action, or failure to act, of the director or officer, was the result of active and deliberate dishonesty, and was material to the cause of action.

BRE’s charter and bylaws obligate BRE, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any of BRE’s present or former directors or officers who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while serving as a director or officer of BRE and at BRE’s request, serves or has served as a director, officer, partner, trustee,

	Rights of Essex Stockholders (which will be the rights of stockholders of the Combined Company following the merger)	Rights of BRE Stockholders

	or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made party to the proceeding by reason of his or her service in that capacity. Essex may, with the approval of the Essex Board, provide such indemnification and payment or reimbursement of expenses to an individual who served a predecessor of Essex in any such capacities described above, or to any employee or agent of Essex or a predecessor of Essex.	member, or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who was or is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. BRE may, with the approval of the BRE Board, provide such indemnification and payment or reimbursement of expenses to an individual who served a predecessor of BRE in any such capacities described above, or to any employee or agent of BRE or a predecessor of BRE.

Distributions	The Essex charter and charter provide that the Essex Board may authorize and declare, and Essex may pay dividends to stockholders at such times and in such amounts as the Essex Board may deem advisable.	The BRE bylaws provide that the BRE Board may authorize dividends and other distributions upon shares of BRE’s stock, subject to the provisions of law and the BRE charter. Before payment of any dividends or other distributions, the BRE Board may set aside out of the assets of BRE available for dividends or other distributions such sums as the BRE Board may from time to time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends, for repairing or maintaining any property of BRE or for such other purposes of the BRE Board shall determine, and the BRE Board may modify or abolish any such reserve.

STOCKHOLDER PROPOSALS

Essex 2014 Annual Stockholder Meeting and Stockholder Proposals

The 2014 annual meeting of Essex stockholders will be held on or about May 13, 2014. In order for stockholder proposals for the 2014 annual meeting of stockholders of Essex to be eligible for inclusion in Essex’s proxy statement, they must have been received by Essex not later than December 6, 2013. In order for stockholder proposals otherwise satisfying the eligibility requirements of SEC Rule 14a-8 to be considered for inclusion in Essex’s proxy statement for its 2014 annual meeting of stockholders, they must have been received by Essex at its principal office, 925 East Meadow Drive, Palo Alto, California 94303, not later than December 6, 2013. If the merger is completed prior to the date of the 2014 annual meeting of Essex stockholders, 2014, such annual meeting will serve as the annual meeting of the stockholders of the Combined Company.

BRE 2014 Annual Stockholder Meeting and Stockholder Proposals

The 2014 annual meeting of BRE stockholders will be held only if the merger is not completed. In order for stockholder proposals otherwise satisfying the eligibility requirements of SEC Rule 14a-8 to be considered for inclusion in BRE’s proxy statement for its 2014 annual meeting of stockholders, they must be received by BRE at its principal office, 525 Market Street, 4th Floor, San Francisco, California 94105-2712, no later than the tenth day following the day on which the public announcement of the date of such meeting is first made.

The Combined Company Annual Stockholder Meeting and Stockholder Proposals

If the merger is completed, the Combined Company will hold an annual meeting for its stockholders in accordance with its charter and bylaws, which will be identical to the existing charter and bylaws of Essex. Notice will be provided to stockholders of the Combined Company of the date of such meeting, the date by which stockholder proposals must be received and the address to which stockholder proposals must be mailed for inclusion in the Combined Company’s proxy statement.

LEGAL MATTERS

It is a condition to the merger that Essex and BRE receive opinions from Goodwin Procter LLP and Latham & Watkins LLP, respectively, concerning the U.S. federal income tax consequences of the merger. The validity of the shares of Essex to be issued in the merger will be passed upon for Essex by Goodwin Procter LLP.

EXPERTS

The consolidated financial statements and financial statement schedule III of Essex Property Trust, Inc. and subsidiaries as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated by reference herein and in reliance upon the reports of KPMG LLP, independent registered public accounting firm, whose reports are incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The statement of revenue and certain expenses of the Murphy Road Apartments – San Jose, a California limited partnership (Willow Lake) for the year ended December 31, 2011 has been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s report refers to the fact that the statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the U.S. Securities and Exchange Commission and is not intended to be a complete presentation of revenue and expenses.

The consolidated financial statements of BRE Properties, Inc. appearing in BRE Properties, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2012 (including the schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statements of revenue and certain expenses of PPC Montebello, LLC (Montebello Apartments) for the period April 5, 2010 (inception) through December 31, 2010, and for the year ended December 31, 2011 incorporated by reference herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in the Form 8-K dated March 12, 2013. Such statements of revenue and certain expenses of Montebello Apartments are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Essex and BRE each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Essex and BRE, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult Essex’s or BRE’s website for more information about Essex or BRE, respectively. Essex’s website is www.essexpropertytrust.com. BRE’s website is www.breproperties.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

Essex has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Essex common stock to be issued to BRE stockholders in the merger. The registration statement, including the exhibits and schedules thereto, contains additional relevant information about Essex common stock. The rules and regulations of the SEC allow Essex and BRE to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Essex and BRE to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus. This joint proxy statement/prospectus contains summaries of certain provisions contained in some of the Essex or BRE documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Essex has previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. The documents listed below contain important information about Essex, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013.

•	Current Reports on Form 8-K, filed on February 7, 2013, February 28, 2013, March 12, 2013, March 18, 2013, April 2, 2013, April 11, 2013, April 15, 2013, May 2, 2013, May 17, 2013, August 6, 2013, December 10, 2013, December 12, 2013, December 19, 2013 and December 20, 2013 (other than documents or portions of those documents not deemed to be filed).

•	Proxy Statement for Essex’s 2013 Annual Meeting of Stockholders, on Schedule 14A filed with the SEC on April 1, 2013.

In addition, Essex incorporates by reference herein any filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement that contains this joint proxy statement/prospectus and prior to the effectiveness of this joint proxy statement/prospectus and any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the effective date of the merger (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K or exhibits filed under Item 9.01 relating to those Items, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above or from Essex by requesting them in writing or by telephone at the following address:

Essex Property Trust, Inc.

Attention: Investor Relations Department

925 East Meadow Drive

Palo Alto, CA

Telephone: (650) 494-3700

These documents are available from Essex without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part.

This joint proxy statement/prospectus also incorporates by reference the documents listed below that BRE has previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portion of documents or information deemed to have been furnished and not filed in accordance with SEC rules. The documents listed below contain important information about BRE, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (as amended on Form 10-K/A filed on February 20, 2013).

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013.

•	Current Reports on Form 8-K, filed on February 5, 2013 (as amended on April 3, 2013), April 3, 2013, April 9, 2013, April 29, 2013, May 1, 2013, July 2, 2013, July 31, 2013, October 31, 2013, November 5, 2013, November 8, 2013, December 19, 2013, December 20, 2013 and January 22, 2014 (other than documents or portions of those documents not deemed to be filed).

•	Proxy Statement for BRE’s 2013 Annual Meeting of Stockholders, on Schedule 14A filed with the SEC on March 11, 2013.

In addition, BRE incorporates by reference any filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement that contains this joint proxy statement/prospectus and prior to the effectiveness of this joint proxy statement/prospectus and any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the BRE special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K or exhibits filed under Item 9.01 relating to those Items, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or BRE will provide you with copies of these documents, without charge, upon written or oral request to:

BRE Properties, Inc.

Attention: Investor Relations Department

525 Market Street

4th Floor

San Francisco, CA 94105

Telephone: (415) 445-6530

If you are a stockholder of Essex or a stockholder of BRE and would like to request documents, please do so by [—], 2014, to receive them before the Essex special meeting or the BRE special meeting, as applicable. If you request any documents from Essex or BRE, Essex or BRE, as applicable, will mail them to you by first class mail, or another equally prompt means, within one business day after Essex or BRE receives your request.

If you have any questions about the merger or how to submit your proxy, or you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you can also contact D.F. King, Essex’s proxy solicitor, or MacKenzie, BRE’s proxy solicitor, at the following addresses and telephone numbers:

If you are an Essex stockholder: D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Telephone: Banks and brokers: (212) 269-5550 Stockholders: (800) 758-5880	If you are a BRE stockholder: MacKenzie Partners, Inc. 105 Madison Avenue New York, NY 10016 800-322-2885 Toll-Free 212-929-5500 Call Collect proxy@mackenziepartners.com e-mail

This document is a prospectus of Essex and is a joint proxy statement of Essex and BRE for the Essex special meeting and the BRE special meeting. Neither Essex nor BRE has authorized anyone to give any information or make any representation about the merger or Essex or BRE that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that Essex or BRE has incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

ESSEX PROPERTY TRUST, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Introduction

Bronco Acquisition Sub, Inc., which we refer to as Merger Sub, a wholly owned subsidiary of Essex Property Trust, Inc., which we refer to as Essex, plans to merge with and into BRE Properties, Inc., which we refer to as BRE, with Merger Sub continuing as the surviving corporation and a wholly owned indirect subsidiary of Essex. We refer to this merger as the merger. The merger is part of the transactions contemplated by the Agreement and Plan of Merger entered into on December 19, 2013 between Essex and BRE, which we refer to as the merger agreement.

Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, each outstanding share of common stock, par value $0.01 per share, of BRE, which we refer to as BRE common stock will be converted into the right to receive (i) 0.2971 shares of Essex common stock, par value $0.0001 per share, which we refer to as Essex common stock, and (ii) $12.33 in cash, which we refer to as the cash consideration.

Under the terms of the merger agreement, at the effective time of the merger, each option to purchase shares of BRE common stock will be converted into an option exercisable for a number of shares of Essex common stock calculated based on an exchange ratio and adjusted to take into account the cash consideration, subject to the same economic terms and conditions as were applicable to the corresponding option immediately prior to the merger. In addition, all BRE restricted stock awards outstanding at the effective time of the merger will be converted into the right to receive a number of shares of Essex common stock calculated based on an exchange ratio and adjusted to take into account the cash consideration, subject to the same economic terms and conditions as were applicable to the corresponding award immediately prior to the merger and subject to certain adjustments with respect to performance-based BRE restricted stock awards. In addition, BRE will redeem all outstanding shares of BRE preferred stock on February 20, 2014 at $25.00 per share plus any accrued and unpaid dividends, in accordance with their terms and the terms of the merger agreement.

The following unaudited pro forma condensed consolidated financial statements are based on Essex’s historical consolidated financial statements and BRE’s historical consolidated financial statements incorporated by reference to this joint proxy statement/prospectus, and have been adjusted in the statements below to give effect to the merger. The unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2013 and the twelve months ended December 31, 2012 give effect to the merger as if it had occurred on January 1, 2012, the beginning of the earliest period presented. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2013 gives effect to the merger as if it had occurred on September 30, 2013. The historical consolidated financial statements of BRE have been adjusted to reflect certain reclassifications in order to conform to Essex’s financial statement presentation.

The unaudited pro forma condensed consolidated financial statements were prepared using the acquisition method of accounting with Essex considered the accounting acquirer of BRE. Under the acquisition method of accounting, the purchase price is allocated to the underlying BRE tangible and intangible assets acquired and liabilities assumed based on their respective fair values with the excess purchase price, if any, allocated to goodwill.

The pro forma adjustments and the purchase price allocation as presented are based on estimates and certain information that is currently available. The total consideration for the merger and the assignment of fair values to BRE’s assets acquired and liabilities assumed has not been finalized, is subject to change, could vary materially from the actual amounts at the time the merger is completed, and may not have identified all adjustments necessary to conform BRE’s accounting policies to Essex’s accounting policies. A final determination of the fair value of BRE’s assets and liabilities, including intangible assets, will be based on the actual net tangible and

ESSEX PROPERTY TRUST, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

intangible assets and liabilities of BRE that exist as of the closing date of the merger and, therefore, cannot be made prior to the completion of the merger. In addition, the value of the consideration to be paid by Essex upon the consummation of the merger will be determined based on the closing price of Essex’s common stock on the closing date of the merger. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and additional analyses are performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma consolidated financial statements presented below. Essex estimated the fair value of BRE’s assets and liabilities based on discussions with BRE’s management, preliminary valuation studies, due diligence and information presented in BRE’s public filings. Upon completion of the merger, final valuations will be performed. Any increases or decreases in the fair value of relevant balance sheet amounts upon completion of the final valuations will result in adjustments to the pro forma balance sheet and/or statements of income. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

The aggregate purchase price for financial statement purposes will be based on the actual closing price per share of Essex common stock on the closing date, which could differ materially from the assumed value disclosed in the notes to the unaudited pro forma consolidated financial statements, and $12.33 in cash for each BRE common stock. If the actual closing price per share of Essex common stock on the closing date is higher than the assumed amount, the final purchase price will be higher; conversely, if the actual closing price is lower, the final purchase price will be lower. A hypothetical 10% change in Essex’s closing stock price on the closing date of the merger would have an approximate $352 million impact on the purchase price.

Assumptions and estimates underlying the unaudited adjustments to the unaudited pro forma condensed consolidated financial statements are described in the accompanying notes. The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed consolidated financial statements to give effect to pro forma events that are: (1) directly attributable to the merger, (2) factually supportable, and (3) expected to have a continuing impact on the results of income of Essex following the merger. This information is presented for illustrative purposes only and is not indicative of the consolidated operating results or financial position that would have occurred if such transactions had occurred on the dates described above and in accordance with the assumptions described below, nor is it indicative of future operating results or financial position.

The unaudited pro forma consolidated financial statements, although helpful in illustrating the financial characteristics of Essex following the merger under one set of assumptions, do not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue, or other factors that may result as a consequence of the merger and do not attempt to predict or suggest future results. Specifically, the unaudited pro forma condensed consolidated statements of income exclude projected operating efficiencies and synergies expected to be achieved as a result of the merger. The projected operating synergies are expected to substantially offset the expected increase in property taxes primarily due to California’s Proposition 13 reassessments of the acquired properties. The unaudited pro forma consolidated financial statements also exclude the effects of costs associated with any restructuring or integration activities or asset dispositions resulting from the merger as they are currently not known, and to the extent they occur, are expected to be non-recurring and will not have been incurred at the closing date of the merger. However, such costs could affect Essex following the merger in the period the costs are incurred or recorded. Further, the unaudited pro forma condensed consolidated financial statements do not reflect the effect of any regulatory actions that may impact the results of Essex following the merger.

ESSEX PROPERTY TRUST, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma consolidated financial statements;

•	the historical audited consolidated financial statements of Essex as of and for the year ended December 31, 2012 incorporated by reference into this joint proxy statement/prospectus and the historical unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2013 incorporated by reference into this joint proxy statement/prospectus;

•	the historical audited consolidated financial statements of BRE as of and for the year ended December 31, 2012 incorporated by reference into this joint proxy statement/prospectus, and the historical unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2013 incorporated by reference into this joint proxy statement/prospectus; and

•	See “Where You Can Find More Information” for other information relating to Essex and BRE contained in this document.

ESSEX PROPERTY TRUST, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2013

(Dollars in thousands)

	Essex Historical	BRE Historical (A)	Pro Forma Adjustments		Essex Pro Forma
Assets
Real estate:
Rental properties:
Rental properties	$5,294,912	$3,890,960	$1,941,420	(B)	$11,127,292
Less accumulated depreciation	(1,214,092)	(879,640)	879,640	(C)	(1,214,092)

	4,080,820	3,011,320	2,821,060		9,913,200
Real estate—held for sale, net	—	23,481	—		23,481
Real estate under development	45,804	538,715	65,763	(B)	650,282
Co-investments	674,075	6,451	7,049	(D)	687,575

	4,800,699	3,579,967	2,893,872		11,274,538
Cash and cash equivalents-unrestricted	9,509	7,876	—		17,385
Cash and cash equivalents-restricted	46,485	—	—		46,485
Marketable securities	89,899	—	—		89,899
Notes and other receivables	67,628	8,038	—		75,666
Prepaid expenses and other assets	49,270	18,356	89,749	(E)	157,375
Deferred charges, net	22,112	12,288	10,212	(F)	44,612

Total assets	$5,085,602	$3,626,525	$2,993,833		$11,705,960

Liabilities and Equity
Mortgage notes payable	$1,495,521	$711,527	$32,850	(G)	$2,239,898
Unsecured debt	1,409,883	950,000	57,150	(G)	2,417,033
Lines of credit	15,352	177,000	54,027	(H)	246,379
Bridge loan	—	—	978,199	(I)	978,199
Other liabilities	166,793	81,374	92,000	(J)	340,167

Total liabilities	3,087,549	1,919,901	1,214,226		6,221,676
Commitments and contingencies
Redeemable noncontrolling interest	—	4,751	—		4,751
Cumulative convertible preferred stock	4,349	—	—		4,349
Equity:
Cumulative redeemable preferred stock	73,750	—	—		73,750
Preferred stock	—	22	(22)	(I)	—
Common stock	3	772	(770)	(I)	5
Additional paid-in capital	2,330,041	1,886,519	1,634,959	(I)	5,851,519
Distributions in excess of accumulated earnings	(461,005)	(185,440)	145,440	(I)	(501,005)
Accumulated other comprehensive loss, net	(62,589)	—	—		(62,589)

Total stockholders’ equity	1,880,200	1,701,873	1,779,607		5,361,680
Noncontrolling interest	113,504	—	—		113,504

Total equity	1,993,704	1,701,873	1,779,607		5,475,184

Total liabilities and equity	$5,085,602	$3,626,525	$2,993,833		$11,705,960

ESSEX PROPERTY TRUST, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(Dollars in thousands, except per share data)

	Essex Historical	BRE Historical (A)	Pro Forma Adjustments		Essex Pro Forma
Revenues:
Rental and other property	$448,318	$306,318	$—		$754,636
Management and other fees	9,139	355	—		9,494

	457,457	306,673	—		764,130

Expenses:
Property operating, excluding real estate taxes	102,790	68,127	—		170,917
Real estate taxes	42,852	26,786	18,750	(K)	88,388
Depreciation and amortization	143,320	79,183	77,219	(L)	299,722
General and administrative	18,925	17,393	—	(M)	36,318
Cost of management and other fees	5,047	—	—		5,047
Impairment and other charges	—	585	—		585

	312,934	192,074	95,969		600,977

Earnings from operations	144,523	114,599	(95,969)		163,153

Interest expense before amortization	(77,724)	(46,395)	(5,092)	(N)	(129,211)
Amortization expense	(8,937)	(3,540)	(13,335)	(O)	(25,812)
Interest and other income	9,326	391	—		9,717
Equity income in co-investments	52,295	19,156	—		71,451
Gain on early retirement of debt	846	—	—		846
Gain on sale of land	1,503	—	—		1,503

Income from continuing operations	121,832	84,211	(114,396)		91,647
Net income attributable to noncontrolling interest	(11,391)	(143)	—		(11,534)

Net income attributable to controlling interest	110,441	84,068	(114,396)		80,113
Dividends to preferred stockholders	(4,104)	(2,733)	2,733	(P)	(4,104)

Net income from continuing operations available to common stockholders	$106,337	$81,335	$(111,663)		$76,009

Per common share data:
Basic:
Income from continuing operations available to common stockholders	$2.86	$1.05		(Q)	$1.26

Weighted average number of common shares outstanding during the period	37,207	77,086	23,028	(Q)	60,235

Diluted:
Income from continuing operations available to common stockholders	$2.85	$1.05		(Q)	$1.26

Weighted average number of common shares outstanding during the period	37,296	77,310	23,028	(Q)	60,324

ESSEX PROPERTY TRUST, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

(Dollars in thousands, except per share data)

	Essex Historical	BRE Historical (A)	Pro Forma Adjustments		Essex Pro Forma
Revenues:
Rental and other property	$531,936	$390,138	$—		$922,074
Management and other fees	11,489	1,637	—		13,126

	543,425	391,775	—		935,200

Expenses:
Property operating, excluding real estate taxes	125,437	88,300	—		213,737
Real estate taxes	48,651	34,696	25,000	(R)	108,347
Depreciation and amortization	170,592	100,518	114,469	(S)	385,579
General and administrative	23,307	22,848	—	(T)	46,155
Cost of management and other fees	6,513	—	—		6,513
Impairment and other charges	—	15,000	—		15,000

	374,500	261,362	139,469		775,331

Earnings from operations	168,925	130,413	(139,469)		159,869

Interest expense before amortization	(100,244)	(63,972)	(6,789)	(U)	(171,005)
Amortization expense	(11,644)	(4,495)	(18,005)	(V)	(34,144)
Interest and other income	13,833	893	—		14,726
Equity income in co-investments	41,745	8,669	—		50,414
Gain on remeasurement of co-investment	21,947	—	—		21,947
Loss on early retirement of debt	(5,009)	—	—		(5,009)

Income from continuing operations	129,553	71,508	(164,263)		36,798
Net income attributable to noncontrolling interest	(13,708)	(413)	—		(14,121)

Net income attributable to controlling interest	115,845	71,095	(164,263)		22,677
Dividends to preferred stockholders	(5,472)	(3,645)	3,645	(W)	(5,472)

Net income from continuing operations available to common stockholders	$110,373	$67,450	$(160,618)		$17,205

Per common share data:
Basic:
Income from continuing operations available to common stockholders	$3.15	$0.88		(X)	$0.30

Weighted average number of common shares outstanding during the period	35,032	76,567	23,028	(X)	58,060

Diluted:
Income from continuing operations available to common stockholders	$3.14	$0.88		(X)	$0.30

Weighted average number of common shares outstanding during the period	35,125	76,920	23,028	(X)	58,153

ESSEX PROPERTY TRUST, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Overview

For purposes of the unaudited pro forma consolidated financial statements, which we refer to as the pro forma financial statements, we have assumed a total preliminary purchase price for the merger of approximately $4.5 billion, which consists of shares of Essex common stock issued and cash paid in exchange for BRE common stock. Under the terms of the merger agreement, each outstanding share of BRE common stock will be converted into the right to receive (i) 0.2971 shares of Essex common stock and (ii) $12.33 in cash.

The pro forma financial statements have been prepared assuming the merger is accounted for using the acquisition method of accounting under U.S. GAAP, which we refer to as acquisition accounting, with Essex as the acquiring entity. Accordingly, under acquisition accounting, the acquired net tangible and identifiable intangible assets and liabilities assumed of BRE are recorded based on their respective fair values, as further described below.

To the extent identified, certain reclassifications have been reflected in the pro forma adjustments to conform BRE’s financial statement presentation to that of Essex, as described in footnote (A) below. However, the unaudited pro forma financial statements may not reflect all adjustments necessary to conform BRE’s accounting policies to those of Essex due to limitations on the availability of information as of the date of this joint proxy statement/prospectus.

The pro forma adjustments represent Essex management’s estimates based on information available as of the date of this joint proxy statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. The pro forma financial statements do not reflect the impact of possible revenue or earnings enhancements, cost savings from operating efficiencies or synergies, or asset dispositions. Also, the pro forma financial statements do not reflect possible adjustments related to restructuring or integration activities that have yet to be determined, including transaction or other costs following the merger that are not expected to have a continuing impact. Further, one-time transaction-related expenses anticipated to be incurred prior to, or concurrent with, closing the merger are excluded from the pro forma statements of income.

The pro forma condensed consolidated statements of income for the year ended December 31, 2012 and for the nine months ended September 30, 2013 consolidate the historical consolidated statements of income of Essex and BRE, giving effect to the merger as if it had been consummated on January 1, 2012, the beginning of the earliest period presented. The pro forma balance sheet combines the historical consolidated balance sheet of Essex and the historical consolidated balance sheet of BRE as of September 30, 2013, giving effect to the merger as if it had been consummated on September 30, 2013.

Completion of the merger is subject to, among other things, approval by the stockholders of both Essex and BRE. As of the date of this joint proxy statement/prospectus, the merger is expected to be completed during the first quarter of 2014.

Preliminary Estimated Purchase Price

The total preliminary estimated purchase price of approximately $4.5 billion was determined based on the number of BRE’s common shares outstanding as of January 15, 2014. For purposes of the pro forma financial statements, such common shares are assumed to remain outstanding as of the closing date of the merger. Further, no effect has been given to any new BRE common shares that may be issued or granted subsequent to the date of this joint proxy statement/prospectus and before the closing date of the merger. In all cases in which Essex’s

ESSEX PROPERTY TRUST, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

closing stock price is a determining factor in arriving at final consideration for the merger, the stock price assumed for the total preliminary purchase price is the closing price of Essex’s common stock on January 15, 2014 ($152.92 per share), the most recent date practicable in the preparation of this joint proxy statement/prospectus.

The purchase price will be computed using the closing price of Essex common stock on the closing date; therefore, the actual purchase price will fluctuate with the market price of Essex common stock until the merger is consummated. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the pro forma financial statements.

The following table presents the changes to the value of stock consideration and the total preliminary purchase price based on a 10% increase and decrease in the per share price of Essex common stock and cash paid (in thousands, except per share data):

	Price of ESS Common Stock	ESS Shares to be Issued	Cash to be Paid	Calculated Value of Consideration
As of January 15, 2014	$152.92	23,028	$955,699	$4,477,179
Decrease of 10%	137.63	23,028	955,699	4,125,031
Increase of 10%	168.21	23,028	955,699	4,829,327

For purposes of these pro forma financial statements, BRE’s tangible and intangible assets acquired and liabilities assumed have been recorded based on their estimated fair values assuming the merger was completed on the pro forma balance sheet date presented. The final fair values will be based upon valuations and other analyses for which there is currently insufficient information to make a definitive valuation. Accordingly, the purchase price adjustments are preliminary and have been made solely for the purpose of providing pro forma financial statements. The final purchase price adjustments will be determined after the merger is consummated and after completion of a thorough analysis to determine the fair value of BRE’s tangible assets and liabilities, including tangible assets and identifiable intangible assets and liabilities. As a result, the final acquisition accounting adjustments, including those resulting from conforming BRE’s accounting policies to those of Essex, could differ materially from the pro forma adjustments presented herein.

The fair value adjustment based on the total preliminary purchase price was as follows (in thousands):

	BRE Historical, as reclassified(i)	Pro Forma Adjustment		BRE Historical, Adjusted	Fair Value Adjustment	Total Fair Value
Asset/Liability
Real estate assets, net	$3,579,967	$—		$3,579,967	$2,893,872	$6,473,839
Cash and cash equivalents	7,876	—		7,876	—	7,876
Notes and other receivables, prepaid and other assets and deferred charges, net	38,682	—		38,682	77,461	116,143
Mortgage notes payable, unsecured debt and lines of credit	(1,838,527)	(54,027	)(ii)	(1,892,554)	(90,000)	(1,982,554)
Other liabilities	(81,374)	(52,000	)(iii)	(133,374)	—	(133,374)
Redeemable noncontrolling interest	(4,751)	—		(4,751)	—	(4,751)

Total Preliminary Purchase Price						$4,477,179

ESSEX PROPERTY TRUST, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(i)	BRE historical amounts include the reclassifications of certain balances in order to conform to Essex’s presentation. See tickmark (A) below.
(ii)	BRE’s historical book value for lines of credit was increased by $54.0 million related to the financing of the redemption of Series D preferred stock as discussed in tickmark (H) below.
(iii)	BRE’s historical book value for other liabilities was increased by $52.0 million related to the $40.0 million accrual of BRE’s portion of the merger transaction costs, and $12.0 million accrual for certain BRE employees in connection with the change in control and their contractual employment agreements .

Balance sheet and statement of income reclassification adjustments:

(A)	BRE historical amounts include the reclassifications of certain balances in order to conform to Essex’s presentation as noted below:

The balance sheet reclassifications are as follows:

	BRE Historical	Reclassifications		BRE Historical, as reclassified
Rental properties	$3,897,982	$(7,022	)(i)	$3,890,960
Real estate under development	521,863	16,852	(ii)	538,715
Notes and other receivables	—	8,038	(ii)	8,038

		(37,178	)(ii)
		7,022	(i)

Prepaid expenses and other assets	48,512	(30,156)		18,356
Deferred charges, net	—	12,288	(ii)	12,288

(i)	Approximately $7.0 million related to in-place lease intangible assets has been reclassified to the line item entitled “Prepaid expenses and other assets.”
(ii)	Approximately $37.2 million have been reclassified from prepaid expenses and other assets to the following:

Real estate under development	$16,852
Notes and other receivables	8,038
Deferred charges, net	12,288

The statement of income reclassifications for the nine months ended September 30, 2013 are as follows:

	BRE Historical	Reclassifications	BRE Historical, as reclassified
Rental income	$294,248	$12,070	$306,318
Ancillary income	12,070	(12,070)	—
Other income	746	(355)	391
Management and other fees from affiliates	—	355	355
Impairment and other charges	—	585	585
Other expenses	585	(585)	—

ESSEX PROPERTY TRUST, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The statement of income reclassifications for the year ended December 31, 2012 are as follows:

	BRE Historical	Reclassifications	BRE Historical, as reclassified
Rental income	$374,982	$15,156	$390,138
Ancillary income	15,156	(15,156)	—
Other income	2,530	(1,637)	893
Management and other fees from affiliates	—	1,637	1,637
Impairment and other charges	—	15,000	15,000
Other expenses	15,000	(15,000)	—

In addition, real estate taxes has been reclassified from property operating expense and amortization of deferred financing charges has been reclassified from interest expenses and separately presented as follows:

	Nine months ended 9/30/2013	Year ended 12/31/2012
Real estate taxes	$26,786	$34,696
Amortization expense	3,540	4,495

Balance Sheet Adjustments

(B)	BRE’s real estate assets have been adjusted to their estimated fair values as of September 30, 2013. The estimated fair value was derived by applying a capitalization rate to estimated net operating income, using recent third party appraisals, or other available market data. The preliminarily estimated purchase price allocation was performed using the closing stock price of Essex on January 15, 2014.

(C)	Accumulated depreciation was adjusted to eliminate BRE’s historical accumulated depreciation.

(D)	BRE’s co-investment has been adjusted to its estimated fair value as of September 30, 2013, using valuation techniques similar to those used to estimate the fair value of wholly-owned assets as discussed in (B) above.

(E)	The prepaid expenses and other asset adjustment includes $96.8 million for acquisition of acquired in place leases. The estimated fair value of in place leases was calculated based on the estimated cost to replace such leases, including foregone rents during an assumed lease-up period. These costs were offset by the elimination of BRE’s historical in-place lease intangible assets of $7.0 million.

(F)	Deferred financing costs was adjusted by $12.3 million net, to eliminate BRE’s historical financing costs, net. These eliminated costs were offset by costs associated with Essex’s bridge loan of $22.5 million.

(G)	BRE’s debt balances have been adjusted by $90.0 million to reflect the estimated fair values at September 30, 2013. Fair value was estimated based on contractual future cash flows discounted using borrowing spreads and market interest rates that would have been available for debt with similar terms and maturities.

(H)	BRE’s line of credit was increased by $54.0 million to finance the redemption of its Series D preferred stock as required in the merger agreement.

(I)

Adjustment represents the issuance of 23,028,000 shares of Essex common stock with a fair value of $152.92 per share as of January 15, 2014; the elimination of all historical BRE equity balances; the redemption of BRE’s preferred stock; and transaction costs. Additionally, Essex has entered into a

ESSEX PROPERTY TRUST, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

bridge loan, if needed, to finance the cash consideration in connection with the merger and is reflected for pro forma purposes to fund the cash portion of the purchase price. The following table provides detail of adjustments impacting additional paid in capital (APIC), common stock and distributions in excess of accumulated earnings (in thousands):

	APIC	Common stock	Distributions in excess of accumulated earnings
Transaction costs of BRE	$—	$—	$(40,000)
BRE employee severance	—	—	(12,000)
Redemption of BRE’s preferred stock	(52,125)	—	(1,880)
Issuance of Essex common stock	3,521,478	2	—
Removal of BRE’s historical balances	(1,834,394)	(772)	239,320
Transaction costs of Essex	—	—	(40,000)

Total adjustment	$1,634,959	$(770)	$145,440

(J)	Adjustment represents estimated transaction costs anticipated to be incurred by Essex and BRE prior to or concurrent with the closing of the merger of approximately $80.0 million, consisting primarily of fees for investment bankers, legal, accounting, tax, and certain filings to be paid to third parties based on actual expenses incurred to date and each party’s best estimate of its remaining fees as provided to Essex and BRE. Additionally, Essex will assume $12.0 million in liabilities for certain BRE employees in connection with the change in control and their contractual employment agreements.

Statement of Income Adjustments—for the Nine Months Ended September 30, 2013

(K)	The estimated increase in property taxes is primarily due to reassessment of California properties with estimated fair value exceeding historical property tax basis pursuant to Proposition 13. The adjustment was calculated based on multiplying property tax rate by the difference between the estimated fair value and the historical property tax basis.

(L)	Depreciation and amortization was adjusted to eliminate $79.2 million of BRE’s historical depreciation and amortization expense and to recognize $117.7 million of depreciation due to the fair value adjustment of the real estate assets and $38.7 million of amortization of the intangible assets recognized at estimated fair value. This depreciation and amortization adjustment is computed on a straight-line basis over the estimated useful lives of the related assets, which range from 30 years for land improvements and buildings and 20 months amortization for acquired in-place residential leases, all of which are preliminary determinations.

(M)	Essex and BRE expect the merger to create general and administrative cost efficiencies but there can be no assurance that such costs will be achieved. The unaudited pro forma consolidated financial statements do not include any estimate of projected cost savings.

(N)	Interest expense is reduced by $16.3 million as the result of the amortization of the debt premium associated with the pro forma adjustment to record BRE’s debt at fair value. The reduction is offset by $21.4 million increase in interest expense in connection with a bridge loan to finance the cash consideration terms of the merger.

(O)	Amortization expense of deferred financing cost is eliminated to remove $3.5 million of BRE’s historical amortization. These eliminated costs were offset by costs associated with Essex’s bridge loan of $16.9 million.

ESSEX PROPERTY TRUST, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(P)	BRE’s dividends to preferred stockholders were eliminated with the redemption of its Series D preferred stock as required in the merger agreement.

(Q)	The calculation of basic and diluted income from continuing operations per common share was as follows:

Nine Months Ended September 30, 2013
	(Dollars in thousands, except per share data)
	Essex Historical	BRE Historical	Essex Pro Forma
Net income from continuing operations available to common stockholders, basic and diluted	$106,337	$81,335	$76,009
Weighted average common shares outstanding, basic	37,207	77,086	60,235
Weighted average common shares outstanding, diluted	37,296	77,310	60,324
Income from continuing operations available to common stockholders per common shares, basic	$2.86	$1.05	$1.26
Income from continuing operations available to common stockholders per common shares, diluted	$2.85	$1.05	$1.26

Note: The pro forma weighted average common shares assume that the Essex shares issued to BRE stockholders in connection with the merger were issued as of January 1, 2012.

Statement of Income Adjustments—for the Year Ended December 31, 2012

(R)	The estimated increase in property taxes is primarily due to reassessment of California properties with estimated fair value exceeding historical property tax basis pursuant to Proposition 13. The adjustment was calculated based on multiplying property tax rate by the difference between the estimated fair value and the historical property tax basis.

(S)	Depreciation and amortization was adjusted to eliminate $100.5 million of BRE’s historical depreciation and amortization expense and to recognize $156.9 million of depreciation due to the fair value adjustment of the real estate assets and $58.1 million of amortization of the intangible assets recognized at estimated fair value. This depreciation and amortization adjustment is computed on a straight-line basis over the estimated useful lives of the related assets, which range from 30 years for land improvements and buildings and 20 months amortization for acquired in-place residential leases, all of which are subjective determinations.

(T)	Essex and BRE expect the merger to create general and administrative cost efficiencies but there can be no assurance that such costs will be achieved. Since these costs are not factually supportable, the unaudited pro forma consolidated financial statements do not include any estimate of projected cost savings.

(U)	Interest expense is reduced by $21.8 million as the result of the amortization of the debt premium associated with the pro forma adjustment to record BRE’s debt at fair value. The reduction is offset by $28.6 million increase in interest expense in connection with a bridge loan to finance the cash consideration terms of the merger.

(V)	Amortization expense of deferred financing cost is eliminated to remove $4.5 million of BRE’s historical amortization. These eliminated costs were offset by costs associated with Essex’s bridge loan of $22.5 million.

(W)	BRE’s dividends to preferred stockholders were eliminated with the redemption of its Series D preferred stock as required in the merger agreement.

ESSEX PROPERTY TRUST, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(X)	The calculation of basic and diluted income from continuing operations per common share was as follows:

Year Ended December 31, 2012
	(Dollars in thousands, except per share data)
	Essex Historical	BRE Historical	Essex Pro Forma
Net income from continuing operations available to common stockholders, basic and diluted	$110,373	$67,450	$17,205
Weighted average common shares outstanding, basic	35,032	76,567	58,060
Weighted average common shares outstanding, diluted	35,125	76,920	58,153
Income from continuing operations available to common stockholders per common shares, basic	$3.15	$0.88	$0.30
Income from continuing operations available to common stockholders per common shares, diluted	$3.14	$0.88	$0.30

Note: The pro forma weighted average common shares assume that the Essex shares issued to BRE stockholders in connection with the merger were issued as of January 1, 2012.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

ESSEX PROPERTY TRUST, INC.,

BRONCO ACQUISITION SUB, INC.

and

BRE PROPERTIES, INC.

dated as of

December 19, 2013

A-i

A-ii

Exhibit A	Form of Parent Voting Agreement

Exhibit B	Form of Company Voting Agreement

Exhibit C	Form of Surviving Entity Certificate of Incorporation

Exhibit D	Form of Surviving Entity Bylaws

Exhibit E-1	Parent Tax Representation Letter to Goodwin Procter LLP

Exhibit E-2	Parent Tax Representation Letter to Latham & Watkins LLP and Goodwin Procter LLP

Exhibit E-3	Company Tax Representation Letter to Latham & Watkins LLP and Goodwin Procter LLP

Exhibit E-4	Company Tax Representation Letter to Latham & Watkins LLP and Goodwin Procter LLP

Exhibit F	[Intentionally Omitted]

A-iii

Exhibit G	Form of REIT Opinion of Latham & Watkins LLP

Exhibit H	Form of 368 Opinion of Goodwin Procter LLP

Exhibit I	Form of REIT Opinion of Goodwin Procter LLP

Exhibit J	Form of 368 Opinion of Latham & Watkins LLP

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated December 19, 2013, is by and among Essex Property Trust, Inc., a Maryland corporation (“Parent”), Bronco Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and BRE Properties, Inc., a Maryland corporation (the “Company”). All capitalized terms used in this Agreement shall have the meaning ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Parties wish to effect a business combination through a merger of the Company with and into Merger Sub, with Merger Sub being the surviving corporation (the “Merger”), and each outstanding share of common stock, $0.01 par value per share, of the Company (the “Company Common Stock” or “Company Shares”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Delaware General Corporation Law (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) duly and validly authorized the execution and delivery of this Agreement and declared advisable the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”), (b) directed that the Merger and the other Transactions be submitted for consideration at a meeting of the Company’s stockholders and (c) resolved to recommend that the Company’s stockholders vote in favor of the approval of the Merger and the other Transactions (the “Company Board Recommendation”) and to include such recommendation in the Joint Proxy Statement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (a) duly and validly authorized the execution and delivery of this Agreement and declared advisable the Merger and the other Transactions, (b) directed that the issuance of shares of Parent Common Stock in connection with the Merger be submitted for consideration at a meeting of Parent’s stockholders, and (c) resolved to recommend that the stockholders of Parent vote in favor of the approval of the issuance of shares of Parent Common Stock in connection with the Merger and to include such recommendation in the Joint Proxy Statement;

WHEREAS, Parent, in its capacity as the sole stockholder of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other Transactions;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, certain of the Company’s stockholders listed on Schedule B have executed and delivered to Parent a voting agreement in the form attached hereto as Exhibit A pursuant to which such stockholders have agreed to vote to approve the Merger and the other Transactions;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, certain of Parent’s stockholders listed on Schedule B have executed and delivered to the Company a voting agreement in the form attached hereto as Exhibit B pursuant to which such stockholders have agreed to vote to approve the issuance of Parent Common Stock in connection with the Merger; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and the DGCL, at the Effective Time, the Company shall be merged with and into Merger Sub, whereupon the separate existence of the Company will cease, with Merger Sub surviving the Merger (Merger Sub, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly owned subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the MGCL and the DGCL.

Section 1.2 Closing. The closing of the Merger (the “Closing”) will take place at 8:00 a.m., Eastern time, at the offices of Goodwin Procter LLP, Three Embarcadero Center, 24th Floor, San Francisco, California 94111-4003, on the second (2nd) business day after the satisfaction or, to the extent permitted hereunder, waiver of the last of the conditions set forth in Article VII to be satisfied or waived by the Party entitled to the benefit of the same (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent; provided, however, if Parent has not obtained the Specified Consents as of such date, Parent may extend the Closing to a date that is not later than two (2) business days after the receipt of the Specified Consents but in no event later than June 16, 2014. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, the Company, Parent and Merger Sub shall (i) cause articles of merger with respect to the Merger (the “Articles of Merger”) to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL, (ii) cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the DSOS as provided under the DGCL and (iii) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the MGCL or the DGCL in connection with the Merger. The Merger shall become effective at the latest of such time as the Articles of Merger are accepted for record by the SDAT and the Certificate of Merger is duly filed with the DSOS or on such other date and time (not to exceed thirty (30) business days from the date the Articles of Merger are accepted for record by the SDAT and the Certificate of Merger is duly filed with the DSOS) as shall be agreed to by the Company and Parent and specified in the Articles of Merger and the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”).

Section 1.4 Governing Documents. At the Effective Time, the certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time and attached hereto as Exhibit C and Exhibit D, respectively, shall be the certificate of incorporation and bylaws of the Surviving Entity, until thereafter amended, subject to Section 6.4, in accordance with applicable Law and the applicable provisions of such certificate of incorporation and bylaws.

Section 1.5 Directors and Officers of the Surviving Entity. The directors of Merger Sub immediately prior to the Effective Time shall be and become the directors of the Surviving Entity as of the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Entity. The officers of Merger Sub immediately prior to the Effective Time shall be and become the officers of the Surviving Entity as of the Effective Time.

Section 1.6 Parent Board Representation. The Parties shall take all actions necessary so that as of the Effective Time, the Parent Board shall be increased by three (3) and the Parent Board shall appoint three (3) individuals from the Company Board designated by the Company and reasonably acceptable to the Parent Board (the “Company Designees”), to serve on the Parent Board, initially, until the next annual meeting of Parent’s stockholders in accordance with the Parent Governing Documents, and who shall also be nominated by the Parent Board for election (or re-election) to the Parent Board at the next annual meeting of Parent’s stockholders in accordance with the Parent Governing Documents, to serve until the next subsequent annual meeting of the Parent’s stockholders and until their respective successors are duly elected and qualify. The Company and Parent agree that in the event that any of the Company Designees is unable to serve, for any reason, as a director of Parent at the Effective Time, the Company shall have the right to designate another individual currently serving on the Company Board to serve as a director of Parent, and to become a Company Designee, in place of such Company Designee originally designated; provided that such other individual currently serving on the Company Board to be appointed to the Parent Board at the Effective Time shall likewise be reasonably acceptable to Parent. Parent further agrees that in the event that any Company Designee who commences his or her service on the Parent Board as of the Effective Time is unable or otherwise fails to serve, for any reason (other than on account of the failure of such individual to be re-elected notwithstanding his or her nomination for re-election by the Parent Board), as a director of Parent for the full term or terms of office as contemplated above (until the second annual meeting of the Parent’s stockholders following the Effective Time), the Parent and the Parent Board shall, subject to their duties under applicable law, take all actions necessary to appoint or nominate for election, as applicable, to the Parent Board an individual or individuals serving, as of the date hereof, on the Company Board that is designated by the Company Designees then still serving on the Parent Board, if any, and reasonably acceptable to Parent for the remainder of period for which Company Designees are to serve, as contemplated above.

Section 1.7 Tax Consequences. It is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement, insofar as it provides for the Merger and the payment of Merger Consideration, be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

Section 1.8 Alternative Merger Structure. Parent may elect prior to the Closing Date to have Merger Sub be a limited liability company rather than a corporation, in which case, all provisions in this Agreement related to Merger Sub and the Surviving Entity shall be deemed mutatis mutandis to take into account the change in the structure type of Merger Sub.

ARTICLE II

TREATMENT OF SECURITIES

Section 2.1 Treatment of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of the Company or of Merger Sub:

(a) Treatment of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Shares to be cancelled in accordance with Section 2.1(c)) shall be converted into the right to receive (i) 0.2971 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares (the “Stock Consideration”) of common stock, par value $0.0001 per share, of Parent (the “Parent Common Stock”), and (ii) $12.33 in cash (the “Cash Consideration”), subject to adjustment as provided in Section 2.1(e), and in each case, subject to any applicable withholding Tax (collectively, the “Merger Consideration”). From and after the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a Company Share shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Company Share in accordance with Section 2.2, including the right to receive, pursuant to Section 2.6, cash in lieu of fractional shares of Parent Common Stock, if any, into which such shares of Company Common Stock have been converted pursuant to this Section 2.1(a) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 2.2(f).

(b) Treatment of Company Preferred Stock. At least thirty (30) days prior to the Company Stockholder Meeting, or at such other time as mutually agreed to by the Parties, the Company shall deliver a redemption notice in accordance with the Company Certificate and the MGCL to redeem all of the outstanding Company Series D Preferred Stock as of immediately prior to the anticipated Closing Date (the “Preferred Redemption”). The Parties shall take all actions necessary so that as of immediately prior to the Effective Time, no shares of Company Series D Preferred Stock remain outstanding, including the funding by the Company of the amount necessary to redeem the Company Series D Preferred Stock.

(c) Cancellation of Company Common Stock. All Company Shares owned by any Company Subsidiary, Parent, Merger Sub or by any of their respective Subsidiaries shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d) Treatment of Merger Sub Capital Stock. All shares of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding as shares of capital stock of the Surviving Entity.

(e) Adjustments to Merger Consideration.

(i) The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock outstanding after the date hereof and prior to the Effective Time. The Exchange Ratio shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Parent Common Stock outstanding after the date hereof and prior to the Effective Time.

(ii) The Cash Consideration shall be reduced (but in no case below zero) by the per share amount of the Special Dividend declared and paid on the Common Stock pursuant to Section 6.16(c), if any.

Section 2.2 Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Prior to the Effective Time, Parent or Merger Sub shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (the “Exchange Agent”). Prior to the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Common Stock in book-entry form issuable pursuant to Section 2.1(a) equal to the aggregate Stock Consideration (excluding any Fractional Share Consideration), and (ii) cash in immediately available funds in an amount sufficient to pay the Cash Consideration, Fractional Share Consideration and any dividends under Section 2.2(f) (such evidence of book-entry shares of Parent Common Stock and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Company Common Stock. In the event the Exchange Fund shall be insufficient to pay the Cash Consideration, Fractional Share Consideration and any dividends under Section 2.2(f), Parent shall, or shall cause Merger Sub to, promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make delivery of the Merger Consideration, including payment of the Fractional Share Consideration, and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f) out of the

Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to the Surviving Entity on the earlier of (i) one (1) year after the Effective Time or (ii) the full payment of the Exchange Fund.

(b) Procedures for Surrender. Promptly after the Effective Time (but in no event later than two (2) business days after the Effective Time), Parent shall, and shall cause the Surviving Entity to, cause the Exchange Agent to mail (and make available for collection by hand) to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Company Shares (the “Certificates”) or non-certificated Company Shares represented by book-entry (“Book-Entry Shares”) and whose Company Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for payment of the Merger Consideration, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f). Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent or the Surviving Entity, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Stock Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share pursuant to the provisions of this Article II and a check or wire transfer representing the Cash Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share pursuant to the provisions of this Article II, any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 2.6, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f) for each Company Share formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder) within five (5) business days following the later to occur of (i) the Effective Time or (ii) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Entity that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article II, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f), without interest thereon.

(c) Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Entity for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Entity and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f), payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Entity, Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof, including any amount payable in respect of Fractional Share Consideration in accordance with Section 2.6, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f).

(f) Dividends with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate or Book-Entry Share (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

Section 2.3 Dissenter’s Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other Transactions, so long as the provisions of Section 3-202(c)(1)(ii) of the MGCL are applicable to the Transactions.

Section 2.4 Treatment of Company Stock Options, Company Restricted Shares; and DRIP.

(a) As of the Effective Time, each option to purchase Company Shares (a “Company Stock Option”) whether granted under any Company Equity Plan or otherwise that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Parent and shall be converted into a stock option (a “Parent Stock Option”) to acquire Parent Common Stock in accordance with this Section 2.4. Each such Parent Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Stock Option immediately prior to the Effective Time (but, taking into account any changes thereto provided for in the Company Equity Plans, in any award agreement or in such Company Stock Option by reason of this Agreement or the Transactions). As of the Effective Time, each such Parent Stock Option as so assumed and converted shall be for that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock subject to such Company Stock Option and (ii) the Stock Award Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Company Common Stock of such Company Stock Option by (y) the Stock Award Exchange Ratio; provided that the exercise price and the number of shares of Parent Common Stock subject to the Parent Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Company Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code. For purposes of this Agreement, “Stock Award Exchange Ratio” means the sum of the Exchange Ratio and the Cash Consideration Exchange Ratio. The “Cash Consideration Exchange Ratio” means the quotient obtained by dividing (1) the Cash Consideration by (2) the VWAP of Parent Common Stock.

(b) As of the Effective Time, all outstanding shares of restricted stock and any associated rights to the issuance of additional Company Common Stock upon the achievement of Company performance goals (the “Company Restricted Shares”) under any Company Equity Plan that is not then vested shall be assumed by Parent and shall be converted into a restricted stock award for Parent Common Stock with associated rights to the issuance of additional shares of Parent Common Stock (the “Parent Restricted Shares”) in accordance with this Section 2.4. Such Company Restricted Shares as so assumed and converted into Parent Restricted Shares shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Restricted Shares immediately prior to the Effective Time (but, taking into account any changes thereto, including any necessary changes to any performance vesting or issuance provisions, provided for or permitted in the applicable Company Equity Plans, or in any award agreement for in such Company Restricted Shares, by reason of this Agreement or the Transactions). To the extent any such Company Restricted Shares are subject to performance vesting, and following the Effective Time the performance metrics applicable to such Company Restricted Shares otherwise cease to be measurable on substantially similar terms as immediately prior to the Effective Time, then the Parent Restricted Shares shall vest based on target performance at the time, and subject to any applicable payment conditions, prescribed by the terms in effect for such Company Restricted Shares immediately prior to the Effective Time. As of the Effective Time, such Company Restricted Shares as so assumed and converted into Parent Restricted Shares shall be for that number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock underlying such Company Restricted Shares multiplied by (ii) the Stock Award Exchange Ratio.

(c) Not later than the Closing Date, the Company shall deliver to the holders of Company Stock Options and Company Restricted Shares any required notices setting forth such holders’ rights pursuant to the relevant Company Stock Plans and award documents and stating that such Company Stock Options and Company Restricted Shares, have been assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.4 after giving effect to the Merger and the terms of the relevant Company Equity Plans).

(d) Prior to the Effective Time, the Company shall take all necessary and appropriate actions for the adjustment of the Company Stock Options and Company Restricted Shares (collectively, the “Company Equity Awards”) as contemplated by this Section 2.4.

(e) Parent shall reserve for future issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Parent Stock Options and Parent Restricted Shares as a result of the actions contemplated by this Section 2.4. Promptly after the Closing Date, Parent shall file an effective registration statement on Form S-4 or Form S-8 (or other applicable form) with respect to the shares of Parent Common Stock subject to such Parent Stock Options and Parent Restricted Shares and shall distribute a prospectus relating to such Form S-8, and Parent shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Stock Options and Parent Restricted Shares remain outstanding.

(f) The Company Board has, no later than the date hereof, taken all actions to suspend or terminate the DRIP, and following such suspension or termination, will not issue any shares of Company Common Stock under the DRIP.

Section 2.5 Withholding. All amounts payable pursuant to Section 2.2 shall be paid without interest (unless otherwise noted). Any payments made pursuant to Section 2.2 shall be net of all applicable withholding Taxes that Parent, Merger Sub, the Surviving Entity and the Exchange Agent, as the case may be, shall be required to deduct and withhold under applicable Law. To the extent that amounts are so deducted and withheld by the applicable payor and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.6 Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the VWAP of Parent Common Stock.

Section 2.7 Debt Exchange Offers and Consent Solicitations

(a) Parent shall cause Parent LP to use its commercially reasonable efforts to commence on the date that is no later than thirty (30) business days prior to the Closing Date, or any other date mutually agreed to by the Parties, on at least two (2) days’ notice to the Company, offers to exchange, with respect to, all or substantially all of the outstanding aggregate principal amount of the Company’s (i) 5.500% Notes due 2017, (ii) 5.200% Notes due 2021 and (iii) 3.375% Senior Notes due 2023 (the “Notes”), and related consent solicitations on the Company’s behalf to amend, supplement and/or remove certain provisions in the indenture governing the Notes upon terms mutually agreed to by the Parties after consultation with their legal and financial advisors; provided that the Parties agree that the new notes to be issued by Parent LP (the “New Notes”) will be issued pursuant to a private placement. In addition, the Parties agree that the New Notes will (i) have substantially the same covenant package (including the provisions and definitions applicable to early make-whole redemptions) as is included in the indenture that governs Parent’s most recent issuance of senior notes, (ii) have the same interest rates, interest payment dates, record dates, maturity dates, and discount rates used in the make-whole formulations as are included in the Notes and (iii) include such other customary terms and conditions as are reasonably acceptable to the Company and Parent (including the related consent solicitations, collectively, the “Debt Exchange Offers”); provided that (A) this Agreement shall not have been terminated in accordance with Section 8.1, and (B) at the time of such commencement, the Company shall have otherwise performed or complied with all of its agreements and covenants required by this Agreement to be performed on or prior to the time that the Debt Exchange Offers are to be commenced. The Parties agree that the closing of the Debt Exchange Offers shall be conditioned upon the closing of the Merger and the Parties acknowledge and agree that the consummation of the Debt Exchange Offers is not a condition to the obligation of the Parties to consummate the Transaction.

(b) The Company covenants and agrees that, immediately following the consent expiration date, assuming the requisite consents are received, the Company and each Company Subsidiary, to the extent necessary, shall execute supplemental indentures to the indentures governing the Notes, which supplemental indentures shall implement the amendments set forth in the Offer Documents and shall become operative immediately prior to the Effective Time, subject to the terms and conditions of this Agreement (including the conditions to the Debt Exchange Offers).

(c) Parent shall prepare all necessary and appropriate documentation in connection with the Debt Exchange Offers, including the offers to exchange, related letters of transmittal and other related documents (collectively, the “Offer Documents”). Parent and the Company shall cooperate with each other in the preparation of the Offer Documents. The Company shall provide reasonable assistance to Parent and Parent LP, including, without limitation, assistance with due diligence, preparation of necessary financial statements and delivery of legal opinions, “comfort letters” and other customary agreements and certificates to the extent reasonable and customary. All mailings to the holders of the Notes in connection with the Debt Exchange Offers shall be subject to the prior review of, and comment by, the Company and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of the Debt Exchange Offers any information in the Offer Documents should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be disseminated to the holders of the applicable Notes. Notwithstanding anything to the contrary in this Section 2.7, Parent shall, and shall cause Parent LP to, comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable Law to the extent such laws are applicable in connection with the Debt Exchange Offers. To the extent that the provisions of any applicable Law conflict with this Section 2.7, Parent shall, and shall cause Parent LP to, comply with the applicable Law and shall not be deemed to have breached its obligations hereunder by such compliance.

(d) In connection with the Debt Exchange Offers, Parent may select one or more dealer managers, information agents, exchange agents, trustees, depositaries and other agents reasonably acceptable to the Company to provide assistance in connection therewith and the Company (and the Company Subsidiaries, as necessary) shall enter into agreements (including indemnities) reasonably acceptable to the Company with such parties so selected to the extent reasonable and customary. Parent shall pay the reasonable fees and expenses of any dealer manager, information agent, exchange agent, trustee, depositary or other agent retained in connection with the Debt Exchange Offers, and Parent further agrees to reimburse the Company for all of their reasonable out-of-pocket costs in connection with the Debt Exchange Offers promptly following incurrence and delivery of reasonable documentation of such costs. Parent shall indemnify and hold harmless the Company, the Company Subsidiaries, their respective officers and directors and each Person, if any, who controls the Company within the meaning of Section 20 of the Exchange Act for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Exchange Offers and the Offer Documents; provided, however, that Parent shall have no obligation to indemnify and hold harmless any such Person to the extent that any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred arises from disclosure regarding the Company or any Company Subsidiary that is determined to have contained a material misstatement or omission.

ARTICLE III

REPRESENTATIONS AND

WARRANTIES OF THE COMPANY

The following representations and warranties by the Company are qualified in their entirety by reference to the disclosures (i) in the Company SEC Documents filed or furnished to the SEC as applicable, on or after January 1, 2012, except for the representations and warranties set forth in Section 3.3, Section 3.5, Section 3.8(b) and Section 3.20, and prior to the date hereof (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature) and (ii) set forth in the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”). Each disclosure set forth in the Company Disclosure Letter shall qualify or modify the Section to which it corresponds and any other Section to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made.

Section 3.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of Maryland and has the requisite corporate power and authority to conduct its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is in compliance with the terms of the Company Governing Documents.

(b) Section 3.1(b) of the Company Disclosure Letter sets forth a true and complete list of the Subsidiaries of the Company (each a “Company Subsidiary”), together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary, and the type and percentage of interest held directly or indirectly, by the Company in each Company Subsidiary. Each Company Subsidiary is in compliance in all material respects with the terms of its constituent organizational or governing documents.

(c) Each Company Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to conduct its business as now being conducted, except for such failures to be so qualified, licensed or in good standing, would not reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Neither the Company nor any Company Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term securities).

(e) The Company has made available to Parent (i) complete and correct copies of the Company Governing Documents and (ii) complete and correct copies of the organizational documents or governing documents of each Company Subsidiary.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock and (ii) 20,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”), of which (x) 3,000,000 shares are designated as 8.08% Series B Cumulative Redeemable Preferred Stock, (y) 4,000,000 shares are designated as 6.75% Series C Cumulative Redeemable Preferred Stock, and (z) 3,000,000 shares are designated as 6.75% Series D Cumulative Redeemable Preferred Stock (the “Company Series D Preferred Stock”). As of December 13, 2013, (A) 77,670,427 shares of Company Common Stock were issued and outstanding, including 485,535 Company Restricted Shares, (B) 2,159,715 shares of Company Series D Preferred Stock were issued and outstanding and no other shares of Company Preferred Stock were issued or outstanding, (C) no shares of Company Common Stock were issued and held in the treasury of the Company or otherwise owned by the Company, (D) 1,406,796 shares of Company Common Stock were reserved for issuance in connection with future grants of awards under any Company Equity Plan, and (E) 635,532 shares of Company Common Stock were reserved for issuance with respect to outstanding Company Equity Awards. All of the outstanding shares of the Company’s capital stock are, and all Company Shares which may be issued pursuant to the exercise of outstanding Company Stock Options or upon the settlement of other Company Equity Awards will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) (“Company Voting Debt”) of the Company or any Company Subsidiary issued and outstanding. Except for the Company Equity Awards, there are no (x) options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any “poison pill” or similar stockholder rights plan, relating to the issued or unissued capital stock of the Company, obligating the Company or any Company Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Company Voting Debt of, or other equity interest in, the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment (collectively, “Company Equity Interests”) or (y) outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Company Shares or any capital stock of, or other Company Equity Interests in, the Company or any Company Subsidiary, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any Company Subsidiary.

(b) Section 3.2(b) of the Company Disclosure Letter sets forth a list of all outstanding Company Equity Awards as of December 13, 2013, including the name of the recipient and the applicable vesting schedule.

(c) There are no voting trusts or other agreements to which the Company or any Company Subsidiary is a party with respect to the voting of the Company Common Stock or any capital stock of, or other Company Equity Interest, of the Company or Company Subsidiary. Neither the Company nor any Company Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its capital stock or other Company Equity Interests.

(d) The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Company Equity Interests of each of the Company Subsidiaries, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws and other than, in the case of Company Subsidiaries that are immaterial to the Company, immaterial Liens), and all of such shares of capital stock or other Company Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. There are no outstanding obligations to which the Company or any Company Subsidiary is a party (i) restricting the transfer of or (ii) limiting the exercise of voting rights with respect to any Company Equity Interests in any Company Subsidiary.

(e) Neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act.

(f) All dividends or distributions on the Company Common Stock and any material dividends or distributions on any securities of any Company Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 3.3 Authorization; Validity of Agreement; Company Action. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, including the Merger. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Company Board and no other corporate action on the part of the Company, pursuant to the MGCL, the DGCL or otherwise, is necessary to authorize the execution and delivery by the Company of this Agreement, and the consummation by it of the Transactions, subject, in the case of the Merger, to the approval of the Merger and the other Transactions by the Company Stockholder Approval and the filing of the Articles of Merger with, and acceptance for record by, the SDAT and the due filing of the Certificate of Merger with the DSOS. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 3.4 Board Approvals. The Company Board at a duly held meeting, has by unanimous vote (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the Merger and the other Transactions, (ii) directed that the Merger and the other Transactions be submitted for consideration at the Company Stockholder Meeting, and (iii) resolved to recommend that the Company’s stockholders vote in favor of the approval of the Merger and the other Transactions and to include such Recommendation in the Joint Proxy Statement, subject to Section 5.3 and Section 5.4.

Section 3.5 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the Company Governing Documents or the comparable organizational or governing documents of any Company Subsidiary, (b) require any filing by the Company or any Company Subsidiary with, or the obtaining of any permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether foreign, federal, state, local or supernational (a “Governmental Entity”) (except for (i) compliance with any applicable requirements of the Exchange Act, (ii) any filings as may be required under the MGCL or the DGCL in connection with the Merger, (iii) such filings with the Securities and Exchange Commission (the “SEC”) as may be required to be made by the Company in connection with this Agreement and the Merger, including (A) a joint proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting and the Parent Stockholder Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and (B) a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement will be included (together with any amendments or supplements thereto, the “Form S-4”), (iv) such filings as may be required under the rules and regulations of the NYSE in connection with this Agreement and the Merger, or (v) such filings as may be required in connection with state and local transfer Taxes, (c) result in any modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including, but not limited to, any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Company Material Contract, or (d) violate any order, writ, injunction, decree or Law applicable to the Company or any of its properties or assets; except in each of clauses (b), (c) or (d) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or (z) any such modifications, violations, rights, breaches or defaults has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the Merger and the other Transactions.

Section 3.6 Company SEC Documents and Company Financial Statements.

(a) The Company has filed or furnished (as applicable) with the SEC all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2011 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such documents and any other documents filed by the Company with the SEC, as have been amended since the time of their filing and prior to the date hereof, collectively, the “Company SEC Documents”). As of their respective filing dates the Company SEC Documents (a) did not (or with respect to Company SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. All of the consolidated audited financial statements and unaudited interim financial statements of the Company included in the Company SEC Documents or incorporated therein by reference, including the related notes and schedules, (collectively, the “Company Financial Statements”), (i) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (ii) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of the Company and the Company Subsidiaries in all material respects; (iii) have been or will be, as the case may be, prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act); and (vi) fairly present, in all material respects, the financial position and the results of operations and cash flows of the Company and the consolidated Company Subsidiaries as of the times and for the periods referred to therein. The Company does not have any outstanding and unresolved comments from the SEC with respect to the Company SEC Documents.

(b) The Company has made available to Parent complete and correct copies of all written correspondence between the SEC on one hand, and the Company, on the other hand, since January 1, 2011, other than as publicly filed as correspondence in the Electronic Data Gathering, Analysis and Retrieval Database of the SEC (“EDGAR”).

Section 3.7 Internal Controls; Sarbanes-Oxley Act. Since January 1, 2011, the Company has designed and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Since January 1, 2011, the Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) to the Company’s knowledge, has disclosed to the Company’s auditors and the audit committee of the Company Board (and made summaries of such disclosures available to Parent) (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Section 3.8 Absence of Certain Changes.

(a) Except as contemplated by this Agreement, since January 1, 2013, the Company and each Company Subsidiary has conducted, in all material respects, its business in the ordinary course consistent with past practice.

(b) Since January 1, 2013, there has not been any Company Material Adverse Effect or any Effects that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.9 No Undisclosed Liabilities. Except (a) as reflected or otherwise reserved against on the balance sheet of the Company dated September 30, 2013, (b) for liabilities and obligations incurred since September 30, 2013 in the ordinary course of business, consistent with past practice, subsequent to September 30, 2013, (c) for liabilities and obligations incurred under this Agreement or in connection with the Transactions and (d) for liabilities incurred in accordance with this Agreement, neither the Company nor any Company Subsidiary has incurred any liabilities or obligations that would be required by GAAP to be reflected on a consolidated balance sheet of the Company, other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10 Litigation. There is no claim, action, suit, arbitration, alternative dispute resolution action or any other judicial or administrative proceeding, in Law or equity (collectively, a “Legal Proceeding”), pending against (or to the Company’s knowledge, threatened against or naming as a party thereto), the Company, a Company Subsidiary or any executive officer or director of the Company (in their capacity as such) nor, to the knowledge of the Company, is there any investigation of a Governmental Entity pending or threatened against the Company or any Company Subsidiary, other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, decree or arbitration ruling or judgment of a Governmental Entity which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or which would reasonably be expected to prevent or materially delay the consummation of the Merger or any of the other Transactions.

Section 3.11 Company Employee Benefit Plans; ERISA.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a correct and complete list of all material Benefit Plans maintained or contributed to by the Company or the Company Subsidiaries, or with respect to which the Company or the Company Subsidiaries have or may have any liability (the “Company Benefit Plans”).

(b) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Company Benefit Plan and intended to be tax exempt under Section 501(a) of the Code, has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code or exempt from taxation under Section 501(a) of the Code, as applicable, and, to the knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Benefit Plan or related trust. Except as would not reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, each Company Benefit Plan and any related trust complies in all respects, and has been administered in compliance in all respects, with ERISA, the Code, and other applicable Laws.

(c) No Company Benefit Plan is, and no ERISA Affiliate of the Company sponsors, maintains or has any obligation to contribute to, (i) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA); (ii) a pension plan subject to Part 3 of Subtitle B of Title I of ERISA or Title IV of ERISA or Section 412 of the Code; (iii) a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA); or (iv) a “multiple employer plan” (as defined in Section 413 of the Code).

(d) With respect to the Company Benefit Plans, each to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) all Company Benefit Plans (including all amendments thereto); (ii) written summaries of any Company Benefit Plan not in writing; (iii) all related trust documents; (iv) all insurance contracts or other funding arrangements; (v) the most recent annual report (Form 5500) filed with the Internal Revenue Service; (vi) the most recent determination or opinion letter from the Internal Revenue Service; (vii) the most recent summary plan description; and (viii) all material non-routine written correspondence received from the IRS, the Pension Benefit Guaranty Corporation, the U.S. Department of Labor or other applicable government agency during the last year.

(e) To the knowledge of the Company, there has been no prohibited transaction (within the meaning of Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan.

(f) No material liability, claim, action, audit, investigation, governmental proceeding or litigation is pending or, to the knowledge of the Company, threatened with respect to any Company Benefit Plan (other than for benefits payable in the ordinary course of business).

(g) Neither the execution of this Agreement nor the consummation of the Transactions will (individually or together with the occurrence of any other event): (i) entitle any employee, director, officer or consultant of the Company or the Company Subsidiaries to severance pay or any increase in severance pay under any Company Benefit Plan or Company employment agreement upon any termination of employment on or after the date of this Agreement, (ii) accelerate the time of payment, vesting or funding or result in any payment of compensation or benefits under, or increase the amount or value of any payment to any employee, officer or director of the Company or any Company Subsidiary, or limit the right to amend, merge or terminate any Company Benefit Plan or related trust, (iii) result in payments or benefits under any Company Benefit Plan or Company employment agreement which would not be deductible under Section 280G of the Code, or (iv) result in a requirement to pay any tax “gross up” or similar “make whole” payment to any employee, director, consultant or other service provider of the Company or any Company Subsidiary.

(h) No Company Benefit Plan provides for medical, life insurance or other health or welfare benefits (other than under Section 4980B of the Code, Part 6 of Title I of ERISA or other similar applicable Law, or a plan qualified under Section 401(a) of the Code) to any current or future retiree or former employee.

(i) The per share exercise price of each Company Stock Option is no less than the fair market value of a share of Company Common Stock on the date of grant of such Company Stock Option (and as of each later modification thereof within the meaning of Section 409A of the Code) determined in a manner consistent with Section 409A of the Code. Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Company Benefit Plan is, or to the knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(j) Full payment has been made, or otherwise properly accrued on the books and records of the Company and the Company Subsidiaries, of all amounts that the Company and the Company Subsidiaries are required under the terms of the Company Benefit Plans to have paid as contributions to such Company Benefit Plans on or prior to the date hereof (excluding any amounts not yet due) and the contribution requirements, on a prorated basis, for the current year have been made or otherwise properly accrued on the books and records of the Company through the Closing Date.

Section 3.12 Labor Matters.

(a) Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization, nor are there any negotiations or discussions currently pending or occurring between the Company, or any of the Company Subsidiaries, and any union or employee association regarding any collective bargaining agreement or any other work rules or polices. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries relating to their business and neither the Company nor any Company Subsidiary has experienced any strike, work stoppage, lockout, shutdown, labor dispute or other concerted interference with normal operations during the past two (2) years. To the knowledge of the Company, (i) there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries (ii) nor have there been any such organizational efforts over the past two (2) years.

(b) There are no proceedings pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries, any applicant for employment or classes of the foregoing alleging unpaid or overdue wages or compensation due, breach of any express or implied employment contract, violation of any law or regulation governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of the Company Subsidiaries in connection with the employment relationship that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each individual who renders service to the Company or any Company Subsidiary who is classified by the Company or such Company Subsidiary, as applicable, as having the status of an independent contractor or other nonemployee status for any purpose (including for purposes of taxation and tax reporting and under any Company Employee Benefit Plans) is properly so classified and treated in accordance with applicable Laws and for purposes of all Company Employee Benefit Plans.

(d) Each of the Company and the Company Subsidiaries is in compliance in all material respects with all applicable Laws and all applicable contracts and policies relating to labor and labor practices, employment and employment practices, wages, hours, and terms and conditions of employment, including the obligations of the WARN Act, and all other notification and bargaining obligations arising under any collective bargaining agreement, by applicable Law or otherwise. Within the past two (2) years, neither the Company nor any Company Subsidiary has implemented, conducted or experienced a “plant closing” or “mass layoff” as defined in the WARN Act (or any similar group personnel action requiring advance notice under the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any Company Subsidiary.

Section 3.13 Taxes.

(a) The Company and each Company Subsidiary has timely filed with the appropriate Governmental Entity all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. The Company and each Company Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them.

(b) The Company (i) for all taxable years commencing with the Company’s taxable year ended December 31, 1970 and through December 31, 2012 has been subject to taxation as a real estate investment trust within the meaning of Sections 856 through 860 of the Code (a “REIT”) and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2013 until the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT through the date of the Merger; and (iv) has not to its knowledge taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Entity to its status as a REIT, and to the knowledge of the Company, no such challenge is pending or threatened.

(c) To the knowledge of the Company, (i) there are no current audits, examinations or other proceedings pending with regard to any Taxes of the Company or the Company Subsidiaries; and (ii) the Company and the Company Subsidiaries have not received a written notice or announcement of any audits or proceedings, subject in each case to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) Neither the Company nor any Company Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(e) The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(f) There are no Company Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no Person has raised in writing, or to the knowledge of the Company threatened to raise, a material claim against the Company or any Company Subsidiary for any breach of any Company Tax Protection Agreements. As used herein, “Company Tax Protection Agreements” means any written agreement to which the Company or any Company Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Transactions; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests in a Company Subsidiary Partnership, the Company or the Company Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets for a period of time that has not since expired, and/or (C) only dispose of assets in a particular manner. As used herein, “Company Subsidiary Partnership” means a Company Subsidiary that is a partnership for United States federal income tax purposes.

(g) There are no Tax Liens upon any property or assets of the Company or any Company Subsidiary except for Company Permitted Liens.

(h) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any Company Subsidiary, except for customary indemnification provisions contained in credit or other commercial agreements the primary purposes of which do not relate to Taxes, and after the Closing Date neither the Company nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(i) As of the date of this Agreement, the Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(j) Neither the Company nor any Company Subsidiary is or has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(k) Neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(l) Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(m) Neither Parent nor any Parent Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (A) change in method of accounting of the Company or any Company Subsidiary for a taxable period ending on or prior to the Closing Date, (B) installment sale by the Company or any Company Subsidiary made on or prior to the Closing Date or (C) election by the Company or any Company Subsidiary under Section 108(i) of the Code made prior to the Closing Date.

(n) Section 3.13(n) of the Company Disclosure Letter sets forth a true and complete list of each Company Subsidiary and each other entity in which the Company directly, indirectly or constructively owns any equity interest of ten percent (10%) or greater (by vote or value) and their respective classification for U.S. federal income tax purposes, jurisdiction of incorporation or organization, as the case may be, and the type of and percentage of interest held, directly or indirectly, by the Company in each Company Subsidiary, including in the case of any entity classified as a corporation for federal income tax purposes whether such entity has elected to be treated as a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (a “Taxable REIT Subsidiary”).

(o) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company nor any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(p) This Section 3.13 and Section 3.11 contain the sole representations and warranties of the Company and the Company Subsidiaries with respect to Tax matters.

(q) Neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(r) Neither the Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Entity or has entered into any written agreement with a Governmental Entity with respect to any Taxes.

Section 3.14 Contracts.

(a) Except as filed as exhibits to the Company SEC Documents filed prior to the date hereof, Section 3.14(a) of the Company Disclosure Letter sets forth a list of each note, bond, mortgage, lien, indenture, lease, license, contract or agreement, or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which any of its properties or assets are bound which, as of the date of this Agreement:

(i) is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act or required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(ii) is a Below Market Rate Agreement that encumbers or affects any Company Property for which a temporary or permanent certificate of occupancy has not been issued as of the date of this Agreement;

(iii) is an agreement or policy for risk sharing or reinsurance with a professional reinsurance company;

(iv) involves annual expenditures in excess of $1,500,000 and is not cancelable within sixty (60) days without material penalty to the Company or any Company Subsidiary (other than subcontractor agreements to which none of the Company, any Company Subsidiary or Company Joint Venture is a party);

(v) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the Company or any Company Subsidiary, or upon consummation of the Transactions, Parent or its Subsidiaries, or which restricts the conduct of any line of business of the Company or any Company Subsidiary;

(vi) establishes a partnership, joint venture or similar arrangement;

(vii) relates to the borrowing of money or extension of credit, in each case having a principal amount of Indebtedness in excess of $1,000,000, other than accounts receivables and payables incurred or arising in the ordinary course of business consistent with past practice; or

(viii) requires the Company or any Company Subsidiary to dispose of or acquire assets or properties with a fair market value in excess of $1,000,000, or involves any pending or contemplated merger, consolidation or similar business combination.

(b) Each contract of the type described above in Section 3.14(a), whether or not set forth in Section 3.14(a) of the Company Disclosure Letter, is referred to herein as a “Company Material Contract.” Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable on the Company and each Company Subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Company Material Contract and, to the knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract prior to the date hereof. None of the Company or any Company Subsidiary, nor, to the knowledge of the Company, any other party thereto, is in material breach or violation of, or default under, any Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Company Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received notice of any violation or default under any Company Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has delivered or made available to Parent or provided to Parent for review, prior to the execution of this Agreement, true and complete copies of all of the Company Material Contracts.

Section 3.15 Investment Company Act. Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 3.16 Environmental Matters.

(a) Except as individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect:

(i) The Company and each Company Subsidiary are in compliance with all Environmental Laws.

(ii) The Company and each Company Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing.

(iii) Neither the Company nor any Company Subsidiary has assumed, by contract or, to the knowledge of the Company, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(iv) Neither the Company nor any Company Subsidiary has caused, and to the knowledge of the Company, no Third Party has caused any release of a Hazardous Substance that would be required to be investigated or remediated by the Company or any Company Subsidiary under any Environmental Law.

(v) There is no site to which the Company or any Company Subsidiary has transported or arranged for the transport of Hazardous Substances which, to the knowledge of the Company, is or may become the subject of any Legal Proceeding under Environmental Law.

(vi) True, correct and complete copies of all material Phase I and Phase II environmental site assessments and/or reports pertaining to the Company Properties in the Company’s possession have been made available to Parent.

(b) Except as disclosed to Parent in the reports and documentation made available to Parent prior to the date hereof, neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim from any Governmental Entity alleging that the Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against the Company or any Company Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of the Company, threatened against the Company and any Company Subsidiary under any Environmental Law.

(c) Neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary under any Environmental Law.

(d) This Section 3.16 contains the exclusive representations and warranties of the Company with respect to environmental matters.

Section 3.17 Intellectual Property.

(a) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property Rights necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted, (ii) the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party, (iii) there are no pending or, to the knowledge of the Company, threatened claims with respect to any of the Intellectual Property rights owned by the Company or any Company Subsidiary, and (iv) to the knowledge of the Company, no third party is currently infringing or misappropriating Intellectual Property owned by the Company or any Company Subsidiary. The Company and the Company Subsidiaries are taking all actions that they reasonably believe are necessary to maintain and protect each material item of Intellectual Property that they own.

(b) This Section 3.17 contains the exclusive representations and warranties of the Company with respect to Intellectual Property Rights matters.

Section 3.18 Compliance with Laws; Permits.

(a) (i) Each of the Company and the Company Subsidiaries has complied and is in compliance with all Laws which affect the business, properties or assets of the Company, and (ii) no notice, charge or assertion has been received by the Company or any Company Subsidiary or, to the Company’s knowledge, threatened against the Company or any Company Subsidiary alleging any non-compliance with any such Laws, except in each case above for such non-compliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Notwithstanding anything to the contrary in this Section 3.18(a), the provisions of this Section 3.18(a) shall not apply to matters discussed in Section 3.11, Section 3.13, Section 3.16 and Section 3.19.

(b) The Company and the Company Subsidiaries are in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for the Company and the Company Subsidiaries to own, lease and operate their properties or to carry on its business in the manner described in the Company SEC Documents filed prior to the date hereof and as is being conducted as of the date of this Agreement (the “Company Permits”), and all such Company Permits are valid, and in full force and effect, except where the failure to possess and maintain such Company Permits in full force and effect have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All applications required to have been filed for the renewal of the Company Permits have been duly filed on a timely basis with the appropriate Governmental Entity, and all other filings required to have been made with respect to such Company Permits have been duly made on a timely basis with the appropriate Governmental Entity, except in each case for failures to file which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any claim or notice nor has any knowledge indicating that the Company or any Company Subsidiary is currently not in compliance with the terms of any such Company Permits, except where the failure to be in compliance with the terms of any such Company Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.19 Properties.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth a list of the address of each real property (other than the Company Office Leases) owned, leased (as lessee or sublessee), including ground leased by the Company, any Company Subsidiary or any Company Joint Venture as of the date of this Agreement (all such real property interests, together with all right, title and interest of the Company and any Company Subsidiary in and to (i) all buildings, structures and other improvements and fixtures located on or under such real property and (ii) all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Company Property” and collectively referred to herein as the “Company Properties”). Section 3.19(a) of the Company Disclosure Letter sets forth a list of the address of any real property which, as of the date of this Agreement, is under contract by the Company, any Company Subsidiary or any Company Joint Venture for purchase or which is required under a binding contract to be leased or subleased by the Company, any Company Subsidiary or any Company Joint Venture after the date of this Agreement or which grants to the Company or any Company Subsidiary an option, right of first refusal, right of first offer, or other right to purchase such real property. There are no real properties that Company, any Company Subsidiary or any Company Joint Venture is obligated to buy, lease or sublease at some future date.

(b) The Company, any Company Subsidiary or any Company Joint Venture owns good and valid legal fee simple title or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens, except for Company Permitted Liens that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. For the purposes of this Agreement, “Company Permitted Liens” means any (i) Liens relating to any Indebtedness incurred in the ordinary course of business consistent with past practice, (ii) Liens that result from any statutory or other Liens for Taxes or assessments that are not delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Company Financial Statements (if such reserves are required pursuant to GAAP), or that are otherwise not material, (iii) any Company Material Contracts or other service contracts, management agreements, leasing commission agreements, made available to Parent prior to the date hereof and that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (iv) any Company Leases or ground leases (including Company Ground Leases) or air rights affecting any Company Property, (v) Liens imposed or promulgated by Law or any Governmental Entity, including zoning regulations, permits and licenses, (vi) Liens that are disclosed on the existing Company Title Insurance Policies, preliminary title policies and title commitments provided by or on behalf of the Company, any Company Subsidiary or any Company Joint Venture to Parent prior to the date hereof and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, (vii) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Company Financial Statements (if such reserves are required pursuant to GAAP), or that are otherwise not material, and (viii) any other Liens, limitations, restrictions or title defects that do not materially impair the value of the applicable Company Property or the continued use and operation of the applicable Company Property as currently used and operated. None of the Company, any Company Subsidiary or any Company Joint Venture has received written notice of any outstanding threat of modification or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c) None of the Company, any Company Subsidiary or any Company Joint Venture has received (i) written notice that any certificate, permit or license from any Governmental Entity having jurisdiction over any of the Company Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements (or the development or construction of the buildings and improvements intended to be developed and constructed by the Company) on any of the Company Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or of any pending written threat of modification or cancellation of any of same, that would reasonably be expected to have a Company Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Company Properties which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(d) No condemnation, eminent domain or similar proceeding has occurred or is pending with respect to any owned Company Property or, to the knowledge of the Company, any Company Property leased by the Company, any Company Subsidiary or any Company Joint Venture, and none of the Company, any Company Subsidiary or any Company Joint Venture has received any written notice to the effect that (i) any condemnation or rezoning proceedings are threatened with respect to any of the Company Properties, or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Company Property or required to develop any Company Property as intended to be developed by the Company. To the knowledge of the Company, true, correct and complete copies of any and all zoning and/or entitlements memoranda and/or analyses regarding any Company Property in the Company’s possession have been made available to Parent.

(e) Except for discrepancies, errors or omissions that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the rent roll summaries for each of the Company Properties as previously provided to Parent, and the schedules with respect to the Company Properties subject to triple-net leases, which schedules have previously been made available to Parent, correctly reference each lease or sublease that was in effect as of the dates shown therein and to which the Company, any Company

Subsidiary or any Company Joint Venture is a party as lessor or sublessor with respect to each of the applicable Company Properties (all leases or subleases (including any triple-net leases), together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto, the “Company Leases”). Section 3.19(e) of the Company Disclosure Letter sets forth, as of November 30, 2013, the aggregate current annualized rent and security deposit amounts currently held for each Company Property.

(f) True and complete (in all material respects) copies of all ground leases affecting the interest of the Company, any Company Subsidiary or any Company Joint Venture in the Company Properties (the “Company Ground Leases”), in each case in effect as of the date of this Agreement, have been provided to Parent. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) none of the Company, any Company Subsidiary or any Company Joint Venture is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Company Ground Lease, (ii) no event has occurred which would result in a breach or violation of, or a default under, any Company Ground Lease by the Company, any Company Subsidiary, any Company Joint Venture or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time) and no tenant under a Company Ground Lease is in monetary default under such Company Ground Lease, and (iii) each Company Ground Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company, a Company Subsidiary or a Company Joint Venture and, to the knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). None of the Company, any Company Subsidiary or any Company Joint Venture is party to any oral Company Ground Lease.

(g) There are no Tax abatements or exemptions specifically affecting Company Properties, and the Company, the Company Subsidiaries and the Company Joint Venture(s) have not received any written notice of (and the Company, the Company Subsidiaries and the Company Joint Venture(s) do not have any knowledge of) any proposed increase in the assessed valuation of any of the Company Properties or of any proposed public improvement assessments that will result in the Taxes or assessments payable in the next tax period increasing by an amount material to the Company and the Company Subsidiaries, considered as a whole.

(h) As of the date of this Agreement, no purchase option, right of first refusal, right of first offer or other purchase right has been exercised under any Company Lease for which the purchase has not closed prior to the date of this Agreement.

(i) Except for Company Permitted Liens and as set forth in contracts provided to Parent prior to the date hereof, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Company Property or any portion thereof that would materially adversely affect the Company’s, or any Company Subsidiary’s, ownership, ground lease or right to use a Company Property, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof that is owned by the Company or any Company Subsidiary, which, in each case, is in favor of any party other than the Company or a Company Subsidiary (a “Company Third Party”).

(j) Except pursuant to a Company Lease or any ground lease affecting any Company Property, none of the Company, any Company Subsidiary or any Company Joint Venture is a party to any agreement pursuant to which the Company, any Company Subsidiary or any Company Joint Venture manages or manages the development of any real property for any Company Third Party.

(k) The Company, each Company Subsidiary and each Company Joint Venture, as applicable, is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Company Property (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”). A copy of each Company Title Insurance Policy in the possession of the Company has been made available to Parent. No written claim has been made against any Company Title Insurance Policy, which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(l) The Company, the Company Subsidiaries and the Company Joint Venture(s) have good and valid legal title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy and other than property owned by any third party managers), except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. None of the Company’s, any of the Company Subsidiaries’ or any Company Joint Venture’s ownership of or leasehold interest in any such personal property is subject to any Liens, except for Company Permitted Liens and Liens that would not reasonably be expected to have a Company Material Adverse Effect. Section 3.19(l) of the Company Disclosure Letter sets forth all leased personal property of the Company, any Company Subsidiary or any Company Joint Venture with monthly lease obligations in excess of $100,000 and that are not terminable upon thirty (30) days’ notice.

(m) Section 3.19(m) of the Company Disclosure Letter lists the parties currently providing Company Third Party property management services to the Company, a Company Subsidiary or a Company Joint Venture and the number of Company Properties currently managed by each such party (the “Company Management Agreements”). True and complete copies of all such third-party Company Management Agreements have been made available to Parent. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) none of the Company, any Company Subsidiary or any Company Joint Venture is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Company Management Agreement, (ii) no event has occurred which would result in a breach or violation of, or a default under, any Company Management Agreement by the Company, any Company Subsidiary or any Company Joint Venture, or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time) and (iii) each Company Management Agreement is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company, a Company Subsidiary or a Company Joint Venture and, to the knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). None of the Company, any Company Subsidiary or any Company Joint Venture is party to any oral Company Management Agreement.

(n) Section 3.19(n) of the Company Disclosure Letter sets forth a list of the currently existing Company Joint Venture(s), the corresponding percentage of ownership interest of the Company and/or the Company Subsidiary in such Company Joint Venture(s), and the address of any real property directly or indirectly held by such Company Joint Venture(s). The Company has made available to Parent with true, correct and complete copies of the operating agreements, side letters, and, to the knowledge of the Company, any material agreements to which such Company Joint Venture(s) are party. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Company Joint Venture(s) are not in default under any agreement to which such Company Joint Venture is a party. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Company and/or the Company Subsidiary holds good and marketable right, title and interest as the sole owner of such Company Joint Venture(s), free and clear of all Liens and claims of any kind (except Company Permitted Liens). Neither the Company nor any Company Subsidiary has received any notice of default with respect to such Company Joint Venture(s), there is not currently any dispute with any joint venture partner, and there is no litigation, suit, proceeding, action, claim, demand or investigation, at law or in equity, pending or, to the knowledge of the Company, threatened in writing (including by electronic mail) against or affecting it or its right, power or authority with respect to such Company Joint Venture. The Company and/or the respective Company Subsidiary has the right to transfer or assign its interest in such Company Joint Venture(s).

(o) True and complete (in all material respects) copies of all Company Office Leases, in each case in effect as of the date of this Agreement, have been made available to Parent. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) none of the Company, any Company Subsidiary or any Company Joint Venture is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Company Office Lease, (ii) no event has occurred which would result in a breach or violation of, or a default under, any Company Office Lease by the Company or any Company Subsidiary, or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time) and no tenant under a Company Office Lease is in monetary default under such Company Office Lease, and (iii) each Company Office Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or a Company Subsidiary and, to the knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Neither the Company nor any Company Subsidiary is party to any oral Company Office Lease.

(p) Section 3.19(p) of the Company Disclosure Letter lists each Company Property for which a temporary or permanent certificate of occupancy has not been issued as of the date of this Agreement.

Section 3.20 Information in the Joint Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and of Parent, at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Entity (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 3.20 will not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.

Section 3.21 Opinion of Company Financial Advisor. The Company Board has received the opinion of Wells Fargo Securities, LLC (the “Company Financial Advisor”), to the effect that, as of the date of such opinion and based on and subject to the limitations, qualifications and assumptions set forth therein, the consideration to be received in the Merger pursuant to this Agreement is fair, from a financial point of view, to holders of Company Common Stock (other than Parent, Merger Sub and their respective affiliates). The Company shall make available to Parent, solely for informational purposes, a complete and current copy of such written opinion promptly after receipt thereof by the Company Board. Parent and Merger Sub acknowledge that the opinion of the Company Financial Advisor is for the benefit of the Company Board and neither Parent nor Merger Sub shall be entitled to rely on such opinion for any purpose.

Section 3.22 Insurance. The Company and the Company Subsidiaries are either self-insured or have policies of insurance covering the Company, the Company Subsidiaries and any of their respective employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability, and other casualty and liability insurance (“Company Insurance Policies”), and in each case in such amounts and with respect to such risks and losses, which the Company believes are adequate for the operation of its business. All such insurance policies are in full effect, no written notice of cancellation has been received by the Company or any Company Subsidiary under such policies, and there is no existing default or event which, with the giving of notice of lapse or time or both, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All premiums payable under the Company Insurance Policies have been paid in all material respects, and the Company and the Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of the Company Insurance Policies. The Company will make available to Parent upon request copies of all material Company Insurance Policies.

Section 3.23 Related Party Transactions. Except as set forth in the Company SEC Documents made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2011 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any officer, director or affiliate (including any officer or director of any affiliate) thereof, on the other hand.

Section 3.24 Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than the Company Financial Advisor, whose fees and expenses shall be paid by the Company), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of the Company.

Section 3.25 Takeover Statutes. The Company Board has taken all action necessary to render inapplicable to the Merger and the other Transactions, the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other Transactions.

Section 3.26 Vote Required. The affirmative vote, at a duly called and held meeting of stockholders, of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote upon the Merger and the other Transactions (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of shares of capital stock of the Company necessary to approve the Merger and the other Transactions.

Section 3.27 Outstanding Commissions and Fees. Section 3.27 of the Company Disclosure Letter lists all broker’s, finder’s and other commissions or fees outstanding and payable to any third-party in connection with the sale, leasing or financing of the Company’s assets (or any of them) in excess of $100,000. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any such agreement described in Section 3.27 of the Company Disclosure Letter, (ii) no event has occurred which would result in a breach or violation of, or a default under, any such agreement by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time), and (iii) each such agreement is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 3.28 Potential Construction Defect Liability Exposure. Section 3.28 of the Company Disclosure Letter lists all of the apartment projects that have been developed by the Company or any Company Subsidiary (including the address of each such project) during the last ten (10) years and indicates those apartment projects that have been developed by the Company and sold prior to the date of this Agreement. All apartment projects that have been developed and sold by the Company or any Company Subsidiary have been sold subject to an enforceable covenant prohibiting the conversion or sale of such project (or any portion thereto) to or as condominiums prior to the expiration of the applicable statute of repose for construction defect claims in the jurisdiction where the project is located (or requiring insurance to obtained, prior to any such conversion or sale, to cover construction defect claims).

Section 3.29 Option Agreement. Company has made available to Parent a true and correct copy of that certain Lease Option Agreement, dated November 21, 2003 (as heretofore amended or otherwise modified, the “Option Agreement”), by and between San Francisco Bay Area Rapid Transit District and a Company Subsidiary, Walnut Creek Transit Lifestyle Associates, LLC (“Lifestyle Associates”). There are no other material understandings or agreements between the parties to the Option Agreement related to the subject matter of the Option Agreement other than the Option Agreement. Neither Company nor Lifestyle Associates has exercised the Option (as defined in the Option Agreement) or delivered the Option Notice (as defined in the Option Agreement) or entered into the Lease (as defined in the Option Agreement) or any other agreement which obligates the Company or Lifestyle Associates or any of their affiliates to prosecute or pay for the ownership, lease or development of the Parcels (as defined in the Option Agreement). Neither the Company nor Lifestyle Associates nor any of their affiliates is obligated to exercise the Option (as defined in the Option Agreement) or deliver the Option Notice (as defined in the Option Agreement) or enter into the Lease (as defined in the Option Agreement) or any other agreement which obligates Company or Lifestyle Associates or any of their affiliates to prosecute or pay for the ownership, lease or development of the Parcels (as defined in the Option Agreement). Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, Lifestyle Associates has performed all obligations required to be performed by it prior to the date hereof under the Option Agreement and has paid all amounts which it is obligated to pay prior to the date hereof under the Option Agreement. Upon the termination of the Option Agreement on the Termination Date, Lifestyle Associates shall have no further obligations under or with respect to the Option Agreement, except as set forth in the Option Agreement.

Section 3.30 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article III, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

The following representations and warranties are given by Parent and Merger Sub jointly and severally and are qualified in their entirety by reference to the disclosures (i) in the Parent SEC Documents filed or furnished to the SEC as applicable, on or after January 1, 2012, except for the representations and warranties set forth in Section 4.3, Section 4.5, Section 4.8(b) and Section 4.20, and prior to the date hereof (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature) and (ii) set forth in the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”). Each disclosure set forth in the Parent Disclosure Letter shall qualify or modify the Section to which it corresponds and any other Section to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made.

Section 4.1 Organization and Qualification.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of Maryland and has the requisite corporate power and authority to conduct its business as now being conducted. Parent is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is in compliance with the terms of the Parent Governing Documents.

(b) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority conduct its business as now being conducted. Merger Sub is duly qualified or licensed to do business, and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Merger Sub has delivered to or made available to the Company, prior to the execution of this Agreement, true and complete copies of any amendments to the Merger Sub Governing Documents not filed as of the date of this Agreement with the SEC. Merger Sub is in compliance with the terms of the Merger Sub Governing Documents, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Section 4.1(c) of the Parent Disclosure Letter sets forth a true and complete list of the Subsidiaries of Parent (each a “Parent Subsidiary”), together with the jurisdiction of organization or incorporation, as the case may be, of each Parent Subsidiary, and the type and percentage of interest held directly or indirectly, by the Parent in each Parent Subsidiary. Each Parent Subsidiary is in compliance in all material respects with the terms of its constituent organizational or governing documents.

(d) Each Parent Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to conduct its business as now being conducted, except for such failures to be so qualified, licensed or in good standing, would not reasonably be expected to have a Parent Material Adverse Effect. Each Parent Subsidiary is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Neither Parent nor any Parent Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Parent Subsidiaries, the Parent Joint Ventures and investments in short-term securities).

(f) Parent has made available to the Company complete and correct copies of the Parent Governing Documents.

Section 4.2 Capitalization.

(a) The authorized capital stock of Parent consists of (i) 656,020,000 shares of Parent Common Stock, (ii) 13,980,000 shares of preferred stock, par value $0.0001 per share (the “Parent Preferred Stock”), of which (x) 5,980,000 shares are designated as 4.875% Series G Cumulative Convertible Preferred Stock (the “Parent Series G Preferred Stock”), (y) 8,000,000 shares are designated as 7.125% Series H Cumulative Redeemable Preferred Stock (the “Parent Series H Preferred Stock”). As of December 13, 2013, (A) 38,133,432 shares of Parent Common Stock were issued and outstanding, (B) 178,249 shares of Parent Series G Preferred Stock and 2,950,000 shares of Parent Series H Preferred Stock were issued and outstanding and no other shares of Parent Preferred Stock were issued or outstanding, (C) no shares of Parent Common Stock were issued and held in the treasury of Parent or otherwise owned by Parent, (D) 1,210,387 shares of Parent Common Stock were reserved for issuance in connection with future grants of awards under any Parent Equity Plan, and (E) 707,914 shares of Parent Common Stock reserved for issuance with respect to outstanding Parent Stock Options and Parent Restricted Shares (the “Parent Equity Awards”). All of the outstanding shares of Parent capital stock are, and all shares of Parent Common Stock which may be issued pursuant to the exercise Parent Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, and all shares of Parent Common Stock to be issued in connection with the Merger, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable. There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) (“Parent Voting Debt”) of Parent or any Parent Subsidiary issued and outstanding. Except for the Parent Equity Awards, there are no (x) options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any “poison pill” or similar stockholder rights plan, relating to the issued or unissued capital stock of Parent, obligating Parent or any Parent Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Parent Voting Debt of, or other equity interest in, Parent, any Parent Joint Venture or any Parent Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating Parent, any Parent Joint Venture or any Parent Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment (collectively, “Parent Equity Interests”) or (y) outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any capital stock of, or other Parent Equity Interests in, Parent or any Parent Subsidiary, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in Parent or any Parent Subsidiary.

(b) There are no voting trusts or other agreements to which Parent or any Parent Subsidiary is a party with respect to the voting of the Parent Common Stock or any capital stock of, or other Parent Equity Interest, of Parent or any Parent Subsidiary. Neither Parent nor any Parent Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its capital stock or other Parent Equity Interests except as set forth in the governance documents of the Parent Subsidiaries.

(c) Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

(d) Parent or another Parent Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Parent Equity Interests of each of the wholly-owned Parent Subsidiaries and its outstanding shares of stock or other Parent Equity Interests of each of the other Parent Subsidiaries and Parent Joint Ventures, free and clear of any Liens (other than transfer and other restrictions under the governance documents of the Parent Subsidiaries and/or the Parent Joint Ventures and/or applicable federal and state securities Laws and other than, in the case of Parent Subsidiaries that are immaterial to Parent, immaterial Liens), and all of such shares of capital stock or other Parent Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except as set forth in the governance documents of the Parent Subsidiaries and/or the Parent Joint Ventures, there are no outstanding obligations to which Parent or any Parent Subsidiary is a party (i) restricting the transfer of or (ii) limiting the exercise of voting rights with respect to any Parent Equity Interests in any Parent Subsidiary.

(e) All dividends or distributions on the shares of Parent Common Stock and any material dividends or other distributions on any securities of any Parent Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.3 Authorization; Validity of Agreement; Parent Action. Each of Parent and Merger Sub has all necessary corporate and limited liability company, as applicable, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, including the Merger. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by each of them of the Transactions, have been duly and validly authorized by the Parent Board and the sole stockholder of Merger Sub and no other corporate or limited liability company, as applicable, action on the part of Parent or Merger Sub, pursuant to the MGCL, the DGCL or otherwise, is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, and the consummation by each of them of the Transactions, subject, with respect to the issuance of Parent Common Stock in connection with the Merger, to the receipt of the Parent Stockholder Approval, and in the case of the Merger, the filing of the Articles of Merger with, and acceptance for record by, the SDAT and the due filing of the Certificate of Merger with the DSOS. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of Parent and Merger Sub enforceable against each of them in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 4.4 Board Approvals. The Parent Board, at a duly held meeting, has by unanimous vote (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the Merger and the other Transactions, (ii) directed that the issuance of shares of Parent Common Stock in connection with the Merger be submitted for consideration at the Parent Stockholder Meeting, and (iii) resolved to recommend that the stockholders of Parent vote in favor of the approval of the issuance of shares of Parent Common Stock in connection with the Merger and to include such recommendation in the Joint Proxy Statement.

Section 4.5 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Merger or any other Transaction or compliance by Parent and Merger Sub with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the Parent Governing Documents, the Merger Sub Governing Documents or the comparable organizational or governing documents of any Parent Subsidiary, (b) require any filing by Parent, Merger Sub or any Parent Subsidiary with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Exchange Act, (ii) any filings as may be required under the MGCL or the DGCL in connection with the Merger, (iii) such filings with the SEC as may be required to be made by Parent in connection with this Agreement and the Merger, including the Joint Proxy Statement and the Form S-4, (iv) such filings as may be required under the rules and regulations of the NYSE in connection with this Agreement and the Merger, or (v) such filings as may be required in connection with state and local transfer Taxes), (c) result in any modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including, but not limited to, any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Parent Material Contract, or (d) violate any order, writ, injunction, decree or Law applicable to Parent, Merger Sub or any of their properties or assets; except in each of clauses (b), (c) or (d) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or (z) any such modifications, violations, rights, breaches or defaults has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or have a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

Section 4.6 Parent SEC Documents and Parent Financial Statements.

(a) Parent has filed or furnished (as applicable) with the SEC all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including January 1, 2011 under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) (such documents and any other documents filed by Parent with the SEC, as have been amended since the time of their filing and prior to the date hereof, collectively, the “Parent SEC Documents”). As of their respective filing dates the Parent SEC Documents (a) did not (or with respect to Parent SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. All of the consolidated audited financial statements and unaudited interim financial statements of Parent included in the Parent SEC Documents or incorporated therein by reference, including the related notes and schedule, (collectively, the “Parent Financial

Statements”), (i) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (ii) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of Parent and the Parent Subsidiaries in all material respects, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act); and (iv) fairly present, in all material respects, the financial position and the results of operations and cash flows of Parent and the consolidated Parent Subsidiaries as of the times and for the periods referred to therein. Parent does not have any outstanding and unresolved comments from the SEC with respect to the Parent SEC Documents.

(b) Parent has made available to the Company complete and correct copies of all written correspondence between the SEC on one hand, and Parent, on the other hand, since January  1, 2011, other than as publicly filed as correspondence in EDGAR.

Section 4.7 Internal Controls; Sarbanes-Oxley Act. Since January 1, 2011, Parent has designed and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Since January 1, 2011, Parent (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and (ii) to Parent’s knowledge, has disclosed to Parent’s auditors and the audit committee of the Parent Board (and made summaries of such disclosures available to the Company) (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

Section 4.8 Absence of Certain Changes.

(a) Except as contemplated by this Agreement, since January 1, 2013 Parent and each Parent Subsidiary has conducted, in all material respects, its business in the ordinary course consistent with past practice.

(b) Since January 1, 2013, there has not been any Parent Material Adverse Effect or any Effects that have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.9 No Undisclosed Liabilities. Except (a) as reflected or otherwise reserved against on the balance sheet of Parent, dated September 20, 2013, (b) for liabilities and obligations incurred since September 30, 2013 in the ordinary course of business, consistent with past practice, subsequent to September 30, 2013, (c) for liabilities and obligations incurred under this Agreement or in connection with the Transactions and (d) for liabilities incurred in accordance with this Agreement, neither Parent nor any Parent Subsidiary has incurred any liabilities or obligations that would be required by GAAP to be reflected on a consolidated balance sheet of Parent, other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.10 Litigation. There is no Legal Proceeding pending against (or to Parent’s knowledge, threatened against or naming as a party thereto), Parent, a Parent Subsidiary or any executive officer or director of Parent (in their capacity as such) nor, to the knowledge of the Parent, is there any investigation of a Governmental Entity pending or threatened against the Parent or any Parent Subsidiary, other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary is subject to any outstanding order, writ, injunction, decree or arbitration ruling or judgment of a Governmental Entity which has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or which would reasonably be expected to prevent or materially delay the consummation of the Merger or any of the other Transactions.

Section 4.11 Parent Employee Benefit Plans; ERISA.

(a) Section 4.11(a) of the Parent Disclosure Letter sets forth a correct and complete list of all material Benefit Plans maintained or contributed to by Parent or the Parent Subsidiaries, or with respect to which Parent or the Parent Subsidiaries have or may have any liability (the “Parent Benefit Plans”).

(b) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Parent Benefit Plan and intended to be tax exempt under Section 501(a) of the Code, has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code or exempt from taxation under Section 501(a) of the Code, as applicable, and, to the knowledge of Parent, nothing has occurred that would adversely affect the qualification or tax exemption of any such Parent Benefit Plan or related trust. Except as would not reasonably be expected to have a Parent Material Adverse Effect, to the knowledge of Parent, each Parent Benefit Plan and any related trust complies in all respects, and has been administered in compliance in all respects, with ERISA, the Code, and other applicable Laws.

(c) No Parent Benefit Plan is, and no ERISA Affiliate of Parent sponsors, maintains or has any obligation to contribute to, (i) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA); (ii) a pension plan subject to Part 3 of Subtitle B of Title I of ERISA or Title IV of ERISA or Section 412 of the Code; (iii) a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA); or (iv) a “multiple employer plan” (as defined in Section 413 of the Code).

(d) With respect to the Parent Benefit Plans, each to the extent applicable, correct and complete copies of the following have been delivered or made available to the Company by Parent: (i) all Parent Benefit Plans (including all amendments thereto); (ii) written summaries of any Parent Benefit Plan not in writing; (iii) all related trust documents; (iv) all insurance contracts or other funding arrangements; (v) the most recent annual report (Form 5500) filed with the Internal Revenue Service; (vi) the most recent determination or opinion letter from the Internal Revenue Service; (vii) the most recent summary plan description; and (viii) all material written correspondence received from the IRS, the Pension Benefit Guaranty Corporation, the U.S. Department of Labor or other applicable government agency during the last year.

(e) To the knowledge of Parent, there has been no prohibited transaction (within the meaning of Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Parent Benefit Plan.

(f) No material liability, claim, action, audit, investigation, governmental proceeding or litigation is pending or, to the knowledge of the Parent, threatened with respect to any Parent Benefit Plan (other than for benefits payable in the ordinary course of business).

(g) No Parent Benefit Plan provides for medical, life insurance or other health or welfare benefits (other than under Section 4980B of the Code, Part 6 of Title I of ERISA or other similar applicable Law, or a plan qualified under Section 401(a) of the Code) to any current or future retiree or former employee.

(h) The per share exercise price of each Parent Stock Option is no less than the fair market value of a share of Parent Common Stock on the date of grant of such Parent Stock Option (and as of each later modification thereof within the meaning of Section 409A of the Code) determined in a manner consistent with

Section 409A of the Code. Each Parent Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Parent Benefit Plan is, or to the knowledge of Parent, will be, subject to the penalties of Section 409A(a)(1) of the Code.

Section 4.12 Labor Matters.

(a) Neither Parent nor any Parent Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization, nor are there any negotiations or discussions currently pending or occurring between Parent, or any of the Parent Subsidiaries, and any union or employee association regarding any collective bargaining agreement or any other work rules or polices. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries relating to their business and neither Parent nor any Parent Subsidiary has experienced any strike, work stoppage, lockout, shutdown, labor dispute or other concerted interference with normal operations during the past two (2) years. To Parent’s knowledge, (i) there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Parent or any of the Parent Subsidiaries (ii) nor have there been any such organizational efforts over the past two (2) years.

(b) There are no proceedings pending or, to the knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries in any forum by or on behalf of any present or former employee of Parent or any of the Parent Subsidiaries, any applicant for employment or classes of the foregoing alleging unpaid or overdue wages or compensation due, breach of any express or implied employment contract, violation of any law or regulation governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of Parent or any of the Parent Subsidiaries in connection with the employment relationship that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each individual who renders service to Parent or any Parent Subsidiary who is classified by Parent or such Parent Subsidiary, as applicable, as having the status of an independent contractor or other nonemployee status for any purpose (including for purposes of taxation and tax reporting and under any Parent Employee Benefit Plans) is properly so classified and treated in accordance with applicable Laws and for purposes of all Parent Employee Benefit Plans.

(d) Each of Parent and the Parent Subsidiaries is in compliance in all material respects with all applicable Laws and all applicable contracts and policies relating to labor and labor practices, employment and employment practices, wages, hours, and terms and conditions of employment, including the obligations of the WARN Act, and all other notification and bargaining obligations arising under any collective bargaining agreement, by applicable Law or otherwise. Within the past two (2) years, neither Parent nor any Parent Subsidiary has implemented, conducted or experienced a “plant closing” or “mass layoff’ as defined in the WARN Act (or any similar group personnel action requiring advance notice under the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Parent or any Parent Subsidiary.

Section 4.13 Taxes.

(a) Parent and each Parent Subsidiary has timely filed with the appropriate Governmental Entity all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. The Parent and each Parent Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them.

(b) Parent (i) for all taxable years commencing with Parent’s taxable year ended December 31, 1994 and through December 31, 2012 has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2013 until the date hereof in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT through the date of the Merger; and (iv) has not to its knowledge taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Entity to its status as a REIT, and to the knowledge of Parent, no such challenge is pending or threatened.

(c) To the knowledge of Parent, (i) there are no current audits, examinations or other proceedings pending with regard to any Taxes of Parent or the Parent Subsidiaries; and (ii) Parent and the Parent Subsidiaries have not received a written notice or announcement of any audits or proceedings, subject in each case to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d) Merger Sub has been treated as a disregarded entity for U.S. federal income tax purposes at all times since its formation.

(e) Neither Parent nor any Parent Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(f) Parent and the Parent Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g) There are no Parent Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and as of the date of this Agreement, no Person has raised in writing, or to the knowledge of Parent threatened to raise, a material claim against Parent or any Parent Subsidiary for any breach of any Parent Tax Protection Agreements. As used herein, “Parent Tax Protection Agreements” means any written agreement to which Parent or any Parent Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Parent Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Transactions; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests in a Parent Subsidiary Partnership, Parent or the Parent Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets for a period of time that has not since expired, and/or (C) only dispose of assets in a particular manner. As used herein, “Parent Subsidiary Partnership” means a Parent Subsidiary that is a partnership for United States federal income tax purposes.

(h) There are no Tax Liens upon any property or assets of Parent or any Parent Subsidiary except for Parent Permitted Liens.

(i) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any Parent Subsidiary, except for customary indemnification provisions contained in credit or other commercial agreements the primary purposes of which do not relate to Taxes, and except for customary tax allocation provisions in the governance documents of any Parent Subsidiary that is not wholly-owned by Parent, and after the Closing Date, except as otherwise provided herein, neither Parent nor any Parent Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(j) As of the date of this Agreement, neither Parent nor Merger Sub is aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(k) Neither the Parent nor any Parent Subsidiary is or has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(l) Neither the Parent nor any Parent Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(m) Neither the Parent nor any Parent Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(n) Neither the Parent nor any Parent Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (A) change in method of accounting of Parent or any Parent Subsidiary for a taxable period ending on or prior to the Closing Date, (B) installment sale or open transaction disposition made by Parent or any Parent Subsidiary on or prior to the Closing Date, (C) prepaid amount received by Parent or any Parent Subsidiary on or prior to the Closing Date, or (D) election made of Parent or any Parent Subsidiary prior to the Closing under Section 108(i) of the Code.

(o) Neither the Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Parent nor any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(p) Section 4.13(p) of the Parent Disclosure Letter sets forth a true and complete list of each Parent Subsidiary and each other entity in which Parent directly, indirectly or constructively owns an equity interest of ten percent (10%) or greater (by vote or value) and their respective classification for U.S. federal income tax purposes, jurisdiction of incorporation or organization, as the case may be, and the type of and percentage of interest held, directly or indirectly, by the Parent in each Parent Subsidiary, including in the case of any entity classified as a corporation for federal income tax purposes whether such entity has made an election to be treated as a REIT or a Taxable REIT Subsidiary.

(q) This Section 4.13 and Section 4.11 contain the sole representations and warranties of Parent and the Parent Subsidiaries with respect to Tax matters.

(r) None of Parent, Merger Sub or any Parent Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(s) Neither Parent nor any Parent Subsidiary has requested, has received or is subject to any written ruling of a Governmental Entity or has entered into any written agreement with a Governmental Entity with respect to any Taxes.

Section 4.14 Contracts.

(a) Except as filed as exhibits to the Parent SEC Documents filed prior to the date hereof, Section 4.14(a) of the Parent Disclosure Letter sets forth a list of each note, bond, mortgage, lien, indenture, lease, license, contract or agreement, or other instrument or obligation to which Parent or any Parent Subsidiary is a party or by which any of its properties or assets are bound (the “Parent Agreements”) which, to Parent’s knowledge and as of the date of this Agreement:

(i) is required to be filed as an exhibit to Parent’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act or required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(ii) is an agreement or policy for risk sharing or reinsurance with a professional reinsurance company;

(iii) involves annual expenditures in excess of $1,500,000 and is not cancelable within sixty (60) days without material penalty to Parent or any Parent Subsidiary (other than design, construction or other agreements executed in connection with or relating to the design and/or construction of any Parent Property);

(iv) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to Parent or any Parent Subsidiary (including the Surviving Entity following consummation of the Transactions), or which restricts the conduct of any line of business of Parent or any Parent Subsidiary;

(v) establishes a partnership, joint venture or similar arrangement;

(vi) relates to the borrowing of money or extension of credit, in each case having a principal amount of Indebtedness in excess of $1,000,000, other than accounts receivables and payables incurred or arising in the ordinary course of business, consistent with past practice; or

(vii) requires Parent or any Parent Subsidiary to dispose of or acquire assets or properties with a fair market value in excess of $1,000,000, or involves any pending or contemplated merger, consolidation or similar business combination.

(b) Each contract of the type described above in Section 4.14(a), whether or not set forth in Section 4.14(a) of the Parent Disclosure Letter, is referred to herein as a “Parent Material Contract.” Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Material Contract is legal, valid, binding and enforceable on Parent and each Parent Subsidiary that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, Parent and each Parent Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Parent Material Contract and, to the knowledge of Parent, each other party thereto has performed all obligations required to be performed by it under such Parent Material Contract prior to the date hereof. None of Parent or any Parent Subsidiary, nor, to the knowledge of Parent, any other party thereto, is in material breach or violation of, or default under, any Parent Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Parent Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received notice of any violation or default under any Parent Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Parent has delivered or made available to the Company or provided to the Company for review, prior to the execution of this Agreement, true and complete copies of all of the Parent Material Contracts.

Section 4.15 Investment Company Act. Neither Parent nor any Parent Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 4.16 Environmental Matters.

(a) Except as individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect or as otherwise disclosed to Company in the reports and documentation made available to Company prior to the date hereof:

(i) Parent and each Parent Subsidiary are in compliance with all Environmental Laws.

(ii) Parent and each Parent Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits, and all such Environmental Permits are in good standing.

(iii) Neither Parent nor any Parent Subsidiary has assumed, by contract or, to the knowledge of Parent, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(iv) Neither Parent nor any Parent Subsidiary has caused, and to the knowledge of Parent, no Third Party has caused any release of a Hazardous Substance that would be required to be investigated or remediated by Parent or any Parent Subsidiary under any Environmental Law.

(v) There is no site to which Parent or any Parent Subsidiary has transported or arranged for the transport of Hazardous Substances which, to the knowledge of Parent, is or may become the subject of any Legal Proceeding under Environmental Law.

(vi) To the knowledge of Parent, true, correct and complete copies of all material Phase I and Phase II environmental site assessments and/or reports pertaining to the Parent Properties in Parent’s possession have been made available to the Company.

(b) Except as disclosed to the Company in the reports and documentation made available to the Company prior to the date hereof, neither Parent nor any Parent Subsidiary has received any written notice, demand, letter or claim from any Governmental Entity alleging that Parent or any such Parent Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against Parent or any Parent Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the knowledge of Parent, threatened against Parent and any Parent Subsidiary under any Environmental Law.

(c) Except as disclosed to the Company in the reports and documentation made available to the Company prior to the date hereof, neither Parent nor any Parent Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary under any Environmental Law.

(d) This Section 4.16 contains the exclusive representations and warranties of Parent and Merger Sub with respect to environmental matters.

Section 4.17 Intellectual Property.

(a) Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and the Parent Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property Rights necessary to conduct the business of Parent and the Parent Subsidiaries as it is currently conducted, (ii) the conduct of the business of Parent and the Parent Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party, (iii) there are no pending or, to the knowledge of Parent, threatened claims with respect to any of the Intellectual Property rights owned by Parent or any Parent Subsidiary, and (iv) to the knowledge of Parent, no third party is currently infringing or misappropriating Intellectual Property owned by Parent or any Parent Subsidiary. Parent and the Parent Subsidiaries are taking all actions that they reasonably believe are necessary to maintain and protect each material item of Intellectual Property that they own.

(b) This Section 4.17 contains the exclusive representations and warranties of Parent with respect to Intellectual Property Rights matters.

Section 4.18 Compliance with Laws; Permits.

(a) (i) Each of Parent and the Parent Subsidiaries has complied and is in compliance with all Laws which affect the business, properties or assets of Parent, and (ii) no notice, charge or assertion has been received by Parent or any Parent Subsidiary or, to Parent’s knowledge, threatened against Parent or any Parent Subsidiary alleging any non-compliance with any such Laws, except in each case above for such non-compliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Notwithstanding anything to the contrary in this Section 4.18(a), the provisions of this Section 4.18(a) shall not apply to matters discussed in Section 4.11, Section 4.13, Section 4.16 and Section 4.19.

(b) Parent and the Parent Subsidiaries are in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties or to carry on its business in the manner described in the Parent SEC Documents filed prior to the date hereof and as is being conducted as of the date of this Agreement (the “Parent Permits”), and all such Parent Permits are valid, and in full force and effect, except where the failure to possess and maintain such Parent Permits in full force and effect have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All applications required to have been filed for the renewal of the Parent Permits have been duly filed on a timely basis with the appropriate Governmental Entity, and all other filings required to have been made with respect to such Parent Permits have been duly made on a timely basis with the appropriate Governmental Entity, except in each case for failures to file which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received any claim or notice nor has any knowledge indicating that Parent or any Parent Subsidiary is currently not in compliance with the terms of any such Parent Permits, except where the failure to be in compliance with the terms of any such Parent Permits, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.19 Properties.

(a) Section 4.19(a) of the Parent Disclosure Letter sets forth a list of the address of each real property (other than Parent office leases) owned, leased (as lessee or sublessee), including ground leased by Parent or any Parent Subsidiary as of the date of this Agreement (all such real property interests, together with all right, title and interest of Parent and any Parent Subsidiary in and to (i) all buildings, structures and other improvements and fixtures located on or under such real property and (ii) all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Parent Property” and collectively referred to herein as the “Parent Properties”). Section 4.19(a) of the Parent Disclosure Letter sets forth a list of the address of any real property which, as of the date of this Agreement, is under contract by Parent or a Parent Subsidiary for purchase or which is required under a binding contract to be leased or subleased by Parent or a Parent Subsidiary after the date of this Agreement or which grants to Parent or any Parent Subsidiary an option, right of first refusal, right of first offer, or other right to purchase such real property other than customary buy/sell and other exit rights contained in the governance documents of any Parent Joint Venture. There are no real properties that Parent or any Parent Subsidiary is unconditionally obligated to buy, lease or sublease at some future date except as disclosed on Section 4.19(a) of the Parent Disclosure Letter.

(b) Parent or a Parent Subsidiary owns good and valid legal fee simple title or leasehold title (as applicable) to each of the Parent Properties, in each case, free and clear of Liens, except for Parent Permitted Liens that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. For the purposes of this Agreement, “Parent Permitted Liens” means any (i) Liens relating to any Indebtedness incurred in the ordinary course of business consistent with past practice, (ii) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the Parent Financial Statements (if such reserves are required pursuant to GAAP), or that are otherwise not material, (iii) any Parent Material Contracts or other service contracts, management agreements, leasing commission agreements, agreements or obligations provided to the Company prior to the date hereof, (iv) any Parent Leases or ground leases (including Parent Ground Leases) or air rights affecting any Parent Property, (v) Liens imposed or promulgated by Law or any Governmental Entity, including zoning regulations, permits and licenses, (vi) Liens that are disclosed on the existing Parent Title Insurance Policies, preliminary title policies and title commitments provided by or on behalf of Parent or any Parent Subsidiary to Parent prior to the date hereof and, with respect to leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, (vii) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, and (viii) any other Liens, limitations, restrictions or title defects that do not materially impair the value of the applicable Parent Property or the continued use and operation of the applicable Parent Property as currently used and operated. Neither Parent nor any Parent Subsidiary has received written notice of any outstanding threat of modification or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Neither Parent nor any Parent Subsidiary has received (i) written notice that any certificate, permit or license from any Governmental Entity having jurisdiction over any of the Parent Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Parent Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Parent Properties is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, or of any pending written threat of modification or cancellation of any of same, that would reasonably be expected to have a Parent Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Parent Properties which, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(d) No material condemnation, eminent domain or similar proceeding has occurred or is pending with respect to any owned Parent Property or, to the knowledge of Parent, any Parent Property leased by Parent or any Parent Subsidiary, and neither Parent nor any Parent Subsidiary has received any written notice to the effect that (i) any material condemnation or rezoning proceedings are threatened with respect to any of the Parent Properties, or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) in any material respect for any Parent Property.

(e) Except for discrepancies, errors or omissions that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the rent roll summaries for each of the Parent Properties as previously provided to the Company, and the schedules with respect to the Parent Properties subject to triple-net leases, which schedules have previously been made available to Parent, correctly reference each lease or sublease that was in effect as of the dates shown therein and to which Parent or any Parent Subsidiary is a party as lessor or sublessor with respect to each of the applicable Parent Properties (all leases or subleases (including any triple-net leases), together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto, the “Parent Leases”).

(f) True and complete in all material respects copies of all material ground leases affecting the interest of Parent or any Parent Subsidiary in the Parent Properties (the “Parent Ground Leases”), in each case in effect as of the date of this Agreement, have been made available to the Company. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (i) neither Parent nor any Parent Subsidiary is and, to the knowledge of Parent, no other party is in breach or violation of, or default under, any Parent Ground Lease, (ii) no event has occurred which would result in a breach or violation of, or a default under, any Parent Ground Lease by Parent or any Parent Subsidiary, or, to the knowledge of Parent, any other party thereto (in each case, with or without notice or lapse of time) and no tenant under a Parent Ground Lease is in monetary default under such Parent Ground Lease, and (iii) each Parent Ground Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Parent or a Parent Subsidiary and, to the knowledge of Parent, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Neither Parent nor any Parent Subsidiary is party to any oral Parent Ground Lease.

(g) There are no Tax abatements or exemptions specifically affecting Parent Properties, and Parent and the Parent Subsidiaries have not received any written notice of (and Parent and the Parent Subsidiaries do not have any knowledge of) any proposed increase in the assessed valuation of any of the Parent Properties or of any proposed public improvement assessments that will result in the Taxes or assessments payable in the next tax period increasing by an amount material to Parent and the Parent Subsidiaries, considered as a whole.

(h) As of the date of this Agreement, no purchase option, right of first refusal, right of first offer, or other purchase right has been exercised under any Parent Lease for which the purchase has not closed prior to the date of this Agreement.

(i) Except for Parent Permitted Liens, as set forth in contracts provided to the Company prior to the date hereof, and as set forth in the governance documents of the Parent Joint Ventures and disclosed in the materials made available to the Company prior to the date hereof, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Parent Property or any portion thereof that would materially adversely affect Parent’s, or any Parent Subsidiary’s, ownership, ground lease or right to use a Parent Property, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Parent Property or any portion thereof that is owned by Parent or any Parent Subsidiary, which, in each case, is in favor of any party other than Parent or a Parent Subsidiary (a “Parent Third Party”).

(j) Except pursuant to a Parent Lease or any ground lease affecting any Parent Property, and except in connection with the Parent Joint Ventures, neither Parent nor any Parent Subsidiary is a party to any agreement pursuant to which Parent or any Parent Subsidiary manages or manages the development of any real property for any Parent Third Party.

(k) Parent and each Parent Subsidiary, as applicable, is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Parent Property (each, a “Parent Title Insurance Policy” and, collectively, the “Parent Title Insurance Policies”). A copy of each Parent Title

Insurance Policy in the possession of Parent has been made available to the Company. No written claim has been made against any Parent Title Insurance Policy, which, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(l) Parent and the Parent Subsidiaries have good and valid legal title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy and other than property owned by any third party managers), except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. None of Parent’s or any of the Parent Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Parent Permitted Liens and Liens that would not reasonably be expected to have a Parent Material Adverse Effect.

(m) Section 4.19(m) of the Parent Disclosure Letter lists the parties currently providing third-party property management services to Parent or a Parent Subsidiary and the number of Parent Properties currently managed by each such party (the “Parent Management Agreements”). True and complete copies of all such third-party Parent Management Agreements listed have been made available to the Company. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (i) neither Parent nor any Parent Subsidiary is and, to the knowledge of Parent, no other party is in breach or violation of, or default under, any Parent Management Agreement, (ii) no event has occurred which would result in a breach or violation of, or a default under, any Parent Management Agreement by Parent or any Parent Subsidiary, or, to the knowledge of Parent, any other party thereto (in each case, with or without notice or lapse of time), and (iii) each Parent Management Agreement is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Parent or a Parent Subsidiary and, to the knowledge of Parent, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Neither Parent nor any Parent Subsidiary is party to any oral Parent Management Agreement.

Section 4.20 Information in the Joint Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of Parent or any Parent Subsidiary for inclusion or incorporation by reference in (i) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and of Parent, at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with the Transactions, to the extent relating to Parent or any Parent Subsidiary or other information supplied by or on behalf of Parent or any Parent Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Entity (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. The representations and warranties contained in this Section 4.20 will not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to Parent by or on behalf of the Company.

Section 4.21 Opinion of Parent Financial Advisor. The Parent Board has received the opinion of UBS Securities LLC (the “Parent Financial Advisor”) to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth in such opinion, the Merger Consideration to be paid by Parent in the Merger is fair from a financial point of view to Parent. Parent shall make available to the Company, solely for informational purposes, a complete and current copy of such written opinion promptly after receipt thereof by the Parent Board. The Company acknowledges that the opinion of the Parent Financial Advisor is for the benefit of the Parent Board and the Company shall not be entitled to rely on such opinion for any purpose.

Section 4.22 Insurance. Parent and the Parent Subsidiaries are either self-insured or have policies of insurance covering Parent, the Parent Subsidiaries and any of their respective employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability, and other casualty and liability insurance (the “Parent Insurance Policies”), and in each case in such amounts and with respect to such risks and losses, which Parent believes are adequate for the operation of its business. All such insurance policies are in full effect, no written notice of cancellation has been received by Parent or any Parent Subsidiary under such policies, and there is no existing default or event which, with the giving of notice or lapse of time or both, has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, all premiums payable under the Parent Insurance Policies have been paid, and Parent and the Parent Subsidiaries have otherwise complied in all material respects with the terms and conditions of the Parent Insurance Policies.

Section 4.23 Related Party Transactions. Except as set forth in the Parent SEC Documents made through and including the date of this Agreement or in connection with any Parent Joint Venture or as permitted by this Agreement, from January 1, 2011 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Parent or any Parent Subsidiary, on the one hand, and any officer, director or affiliate (including any officer or director of any affiliate) thereof, on the other hand.

Section 4.24 Brokers; Expenses. No broker, investment banker, financial advisor or other Person (other than the Parent Financial Advisors, whose fees and expenses shall be paid by Parent), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of Parent.

Section 4.25 Bridge Financing.

(a) Parent has delivered to the Company true, correct and complete copies of (i) the fully executed debt commitment letter from Citigroup Global Markets Inc., UBS AG, Stamford Branch and UBS Securities LLC (collectively, the “Lenders”), dated as of the date hereof (including all exhibits, schedules, annexes and amendments thereto as of the date of this Agreement, collectively, the “Bridge Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the Lenders have committed to lend, or cause to be lent, up to $1,000,000,000 of bridge financing to Parent LP and/or Merger Sub for the purpose of funding a portion of the Merger Consideration (the “Bridge Financing”). Parent has also delivered to the Company accurate and complete copies of any fee letter entered into in connection with the Bridge Commitment Letter, which has been redacted in a manner reasonably acceptable to the Lenders (the “Fee Letter”).

(b) The Bridge Commitment Letter, in the form provided to the Company by Parent (except to the extent amended or replaced after the date hereof in accordance with the terms of this Agreement), is in full force and effect and is a legal, valid and binding obligation of Parent LP and, to the knowledge of Parent, the other parties thereto, enforceable against Parent LP and, to the knowledge of Parent, the other parties thereto in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). As of the date of this Agreement, (i) the Bridge Commitment Letter has not been withdrawn, terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and (ii) no such withdrawal, termination, repudiation, rescission, amendment, supplement or modification is contemplated.

(c) As of the date of this Agreement (i) neither Parent LP nor Merger Sub nor, to the knowledge of Parent, any other counterparty thereto is in breach of any of its covenants or other obligations set forth in, or is in default under, the Bridge Commitment Letter, and (ii) to Parent’s knowledge no event has occurred or circumstance exists that, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute or result in a breach or default on the part of Parent LP or Merger Sub, or to the knowledge of Parent, any counterparty thereto, under any of the Bridge Commitment Letter, (B) assuming the Company’s representations and warranties are true and correct and the conditions set forth in Section 7.1 and Section 7.2 are satisfied, constitute or result in a failure to satisfy a condition precedent set forth in the Bridge Commitment Letter, (C) assuming the Company’s representations and warranties are true and correct and the conditions set forth in Section 7.1 and Section 7.2 are satisfied, make any of the assumptions or any of the statements set forth in the Bridge Commitment Letter inaccurate in any material respect or (D) assuming the Company’s representations and warranties are true and correct and the conditions set forth in Section 7.1 and Section 7.2 are satisfied, otherwise result in any portion of the Bridge Financing being unavailable. As of the date of this Agreement, neither Parent nor Merger Sub has received any notice or other communication from any party to the Bridge Commitment Letter with respect to (i) any breach or default on the part of Parent, Merger Sub or any other party to the Bridge Commitment Letter or (ii) any intention of such party to terminate the Bridge Commitment Letter or to not provide all or any portion of the Bridge Financing. Parent and Merger Sub (both before and after giving effect to any “market flex” provisions contained in the Bridge Commitment Letter) assuming the Company’s representations and warranties are true and correct and the conditions set forth in Section 7.1 and Section 7.2 are satisfied: (x) have no reason to reasonably believe that they will not be able to satisfy on a timely basis each condition relating to the closing or funding of the Bridge Financing; and (y) know of no fact, occurrence, circumstance or condition that would reasonably be expected to (1) cause the Bridge Commitment Letter to terminate, to be withdrawn, modified, repudiated or rescinded or to be or become ineffective or (2) otherwise cause the full amount (or any portion) of the funds contemplated to be available under the Bridge Financing to not be available to Parent and Merger Sub on a timely basis (and in any event as of the Closing). Parent and/or Merger Sub have fully paid any and all commitment fees or other fees or deposits required by the Bridge Commitment Letter to be paid on or before the date of this Agreement.

(d) The aggregate proceeds from the Bridge Financing, together with any available cash on hand of Parent and other available lines of credit and financing sources, if any, constitute all of the financing required for the consummation of the Transactions and are sufficient in amount to provide Parent and Merger Sub with the funds necessary for Parent and Merger Sub to consummate the Transactions and to satisfy their respective obligations under this Agreement, including for Parent and Merger Sub to pay the Cash Consideration, the Fractional Share Consideration and the aggregate amount of any repayment or refinancing of debt contemplated by this Agreement or the Bridge Commitment Letter and the payment of all fees, costs and expenses to be paid by Parent, Merger Sub or the Surviving Entity related to the Transactions, including such fees and expenses relating to the Bridge Financing (such amounts, collectively, the “Required Payment Amount”).

(e) There are no conditions precedent to the obligation of any party to the Bridge Commitment Letter to fund the full amount of the Bridge Financing, including any condition relating to the availability of any “market flex” provisions, other than as expressly set forth in unredacted portions of the Bridge Commitment Letter as in effect and provided to the Company on the date hereof (the “Disclosed Conditions”). Other than the Disclosed Conditions, no Lender or other Person has any right to impose, and none of Parent, Merger Sub, the Company or any of their respective Subsidiaries have any obligation to accept, any condition precedent to any funding of the Bridge Financing nor any reduction to the aggregate amount available under the Bridge Commitment Letter (nor any term or condition which would have the effect of reducing the aggregate amount available under the Bridge Commitment Letter). There are no side letters and (except for the Bridge Commitment Letter and the Fee Letter) there are no agreements, contracts, arrangements or understandings, whether written or oral, with any Lender relating to the Bridge Financing that affect the conditionality or availability of the full amount of the Bridge Financing, except for any customary fee and engagement letters in respect of the Bridge Financing.

(f) Immediately after giving effect to the Transactions, Parent shall be solvent and shall: (i) be able to pay its debts as they become due; (ii) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities); and (iii) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of any of Parent or the Company. In connection with the Transactions, Parent has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

Section 4.26 Vote Required. The affirmative vote of not less than a majority of the votes cast by the holders of Parent Common Stock (provided that the total vote cast represents over fifty percent (50%) in interest of all Parent Common Stock) at the Parent Stockholder Meeting to approve the issuance of Parent Common Stock in connection with the Merger (the “Parent Stockholder Approval”) is the only vote of the holders of any class or series of shares of capital stock of Parent or Merger Sub necessary to adopt this Agreement and approve the Merger and the other Transactions, including the issuance of Parent Common Stock in connection with the Merger.

Section 4.27 Ownership of Company Common Stock. Neither Parent, Merger Sub nor any of their respective affiliates is, nor at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 3-601 of the MGCL. Neither Parent nor any Parent Subsidiary nor any of their respective affiliates or associates (as defined in Rule 12b-2 of the Exchange Act) beneficially owns, directly or indirectly (other than investments made in the ordinary course of business in their investment portfolios that, in the aggregate, do not exceed 5% of the Company Common Stock), or has the right to acquire (whether such right is exerciseable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or the right to vote pursuant to any agreement, arrangement or understanding, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Company Subsidiary and neither Parent nor any Parent Subsidiary has any rights to acquire any shares of Company Common Stock except pursuant to this Agreement. Neither Parent nor any of the Parent Subsidiaries is an affiliate or associate (as defined in Rule 12b-2 of the Exchange Act) of the Company. Neither Parent nor any of the Parent Subsidiaries has at any time been an assignee or has otherwise succeeded to the beneficial ownership of any shares of Company Common Stock during the last two (2) years.

Section 4.28 Outstanding Commissions and Fees. Section 4.28 of the Parent Disclosure Letter lists all broker’s, finder’s and other commissions or fees outstanding and payable to any third-party in connection with the sale, leasing or financing of Parent’s assets (or any of them) in excess of $100,000. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (i) neither Parent nor any Parent Subsidiary is and, to the knowledge of Parent, no other party is in breach or violation of, or default under, any such agreement described in Section 4.28 of the Parent Disclosure Letter, (ii) no event has occurred which would result in a breach or violation of, or a default under, any such agreement by Parent or any Parent Subsidiary or, to the knowledge of Parent, any other party thereto (in each case, with or without notice or lapse of time), and (iii) each such agreement is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 4.29 Potential Construction Defect Liability Exposure. All apartment projects that have been developed during the last ten (10) years and sold by Parent or any Parent Subsidiary have been sold subject to (a) an enforceable covenant prohibiting the conversion or sale of such project (or any portion thereto) to or as condominiums prior to the expiration of the applicable statute of repose for construction defect claims in the jurisdiction where the project is located, (b) insurance policies purchased to cover any construction defect claims that may arise upon conversion to or sale as condominiums, or (c) a requirement that insurance be obtained prior to any such conversion or sale to or as condominiums to cover construction defect claims).

Section 4.30 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither Parent, Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the Transactions.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1 Conduct of Business by the Company Pending the Closing. The Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as set forth in Section 5.1 of the Company Disclosure Letter, (b) as expressly required or permitted pursuant to this Agreement, (c) to the extent required by Law or (d) as consented to in writing by Parent (which consent in the case of clauses (e), (f), (g), (h), (i), (j), (m), and (q) shall not be unreasonably withheld, delayed or conditioned), the Company (x) shall and shall cause the Company Subsidiaries to, conduct its business in all material respects in the ordinary course of business and in a manner consistent with past practice, and (y) shall use its commercially reasonable efforts to (A) maintain its material assets and properties in their current condition (normal wear and tear excepted), (B) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (C) provided it does not require additional compensation, keep available the services of its present officers, (D) maintain all Company Insurance Policies and (E) maintain the status of the Company as a REIT. Without limiting the generality of the foregoing, the Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall not, and shall not permit any Company Subsidiary to:

(a) amend or propose to amend (A) the Company Certificate or Company Bylaws, or (B) such equivalent organizational or governing documents of any Company Subsidiary material to the Company and the Company Subsidiaries, considered as a whole, if such amendment would be materially adverse to the Company, the applicable Company Subsidiary or Parent;

(b) split, combine, subdivide or reclassify any shares of capital stock of the Company or any Company Subsidiary;

(c) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any Company Subsidiary or other equity securities or ownership interests in the Company or any Company Subsidiary, except for (A) the declaration and payment by the Company of regular quarterly dividends, payable in accordance with past practice at a rate not to exceed (i) $0.395 per share of Company Common Stock and (ii) $0.421875 per share of Company Series D Preferred Stock, (B) the declaration and payment of dividends or other distributions to the Company by any directly or indirectly wholly owned Company Subsidiary, (C) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company, in accordance with the requirements of the organizational documents of such Company Subsidiary, and (D) the Special Dividend and any required REIT Dividend in accordance with Section 6.16;

(d) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Company Equity Interests, except (i) from holders of Company Stock Options in full or partial payment of any exercise price and any applicable Taxes payable by such holder upon exercise of the Company Stock Options to the extent required or permitted under the terms of such Company Stock Options, or (ii) from holders of Company Restricted Shares of any applicable Taxes payable by such holder upon the lapse of restrictions on the Company Restricted Shares;

(e) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property (other than (i) pursuant to the Company’s operating budget provided to Parent prior to the date hereof or (ii) personal property at a total cost of less than $1,500,000 in the aggregate), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions by the Company or any wholly owned Company Subsidiary of or from an existing wholly owned Company Subsidiary or joint venture partners pursuant to existing purchase rights or options and are set forth on Section 5.1(e) of the Company Disclosure Letter, or (B) subject to Section 5.1(v) below, the pending acquisitions set forth on Section 5.1(e) of the Company Disclosure Letter (the “Company Pending Acquisitions”);

(f) sell, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except (A) as set forth on Section 5.1(f) of the Company Disclosure Letter, (B) pledges and encumbrances on property and assets in the ordinary course of business consistent with past practice and that would not be material to any Company Property or any assets of the Company or any Company Subsidiary, (C) pledges or encumbrances of direct or indirect equity interests in entities from time to time under the Company’s existing revolving credit facility that (1) acquire properties that are the subject of Company Pending Acquisitions, or (2) are not currently included in the Company’s borrowing base under the Company’s existing revolving credit facility as are set forth on Section 5.1(f) of the Company Disclosure Letter, (D) with respect to property or assets with a value of less than $500,000 in the aggregate and (E) sales to joint venture partners pursuant to existing purchase rights or options and which are set forth in the Company Joint Venture Agreements made available to Parent;

(g) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Company Subsidiary), except (A) Indebtedness incurred under the Company’s existing revolving credit facility for working capital purposes in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted under this Agreement), and (B) funding any Company Pending Acquisitions;

(h) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary, and (B) loans or advances required to be made under any of the Company Leases or ground leases affecting the Company Properties;

(i) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date of this Agreement, would be a Company Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Company Material Contract that occur automatically without any action by the Company or any Company Subsidiary, (B) subject to Section 6.2(c), the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company or any Company Subsidiary is a party as required or necessitated by this Agreement or the Transactions; provided that any such modification, amendment, waiver or consent does not increase the principal amount thereunder or otherwise materially adversely affect the Company, any Company Subsidiary or Parent or (C) subject to Section 6.2(c), as may be reasonably necessary to comply with the express terms of this Agreement;

(j) except as set forth on Section 5.1(j) of the Company Disclosure Letter, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Ground Lease or Company Office Lease (or any lease for real property that, if existing as of the date of this Agreement, would be a Company Ground Lease or Company Office Lease);

(k) make any material Tax election, enter into any material closing agreement with a Tax authority, file any amended Tax Return with respect to any material Tax or change any material method of accounting for Tax purposes or annual Tax accounting period, except in each case (A) if required by Law, (B) in the ordinary course of business or (C) if necessary (x) to preserve the Company’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (a “Qualified REIT Subsidiary”) or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(l) take any action that could, or fail to take any action, the failure of which could reasonably be expected to cause the Company to fail to qualify as a REIT;

(m) except (A) pursuant to the Company’s operating budget made available to Parent prior to the date hereof, and (B) capital expenditures in the ordinary course of business consistent with past practice necessary to repair and/or prevent damage to any of the Company Properties or as is necessary in the event of an emergency situation (which, to the extent practicable taking into account the urgency of the emergency situation, will require prompt prior notice to Parent), incur any capital expenditures or any obligations or liabilities in respect thereof in excess of $500,000 individually, or $1,000,000 in the aggregate;

(n) except (i) as required by applicable Law, (ii) as required by the terms of any Company Benefit Plan, agreement or other contract in effect on the date hereof, (iii) to the extent necessary to comply with, or satisfy an exemption from, Section 409A of the Code, (iv) in order to effectuate the actions contemplated by this Agreement or (v) as set forth on Section 5.1(n) of the Company Disclosure Letter, (A) increase the salary or bonus opportunity of any officers or directors of the Company, other than as set forth on Section 5.1(n) of the Company Disclosure Letter, (B) grant any officer or director of the Company any increase in severance or termination pay, (C) establish, adopt or enter into any collective bargaining agreement, (D) hire any officer (with a title of vice president or higher) of the Company or promote or appoint any Person to a position with a title of vice president or higher of the Company, (E) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other compensation or Company Benefit Plan or any Benefit Plan that if entered into or adopted would be a Company Benefit Plan other than a stay bonus program for employees of the Company as set forth on Section 5.1 of the Company Disclosure Letter, (F) accelerate the vesting or payment of any award under any Company Equity Plan or of any other compensation or benefits other than as set for on Section 5.1(n) of the Company Disclosure Letter, (G) grant any awards under any Company Equity Plan or any bonus, incentive, performance or other compensation plan or arrangement, or (H) grant any bonuses to employees and officers, other than in the normal course of business pursuant to the terms of the bonus plans and as set forth in Section 5.1(n) of the Company Disclosure Letter;

(o) enter into, amend or modify any agreement or arrangement that materially limits or otherwise materially restricts the Company, or upon completion of the Transactions, Parent or its Subsidiaries or any successor thereto, from engaging or competing in any line of business in which it is currently engaged or in any geographic area material to the business or operations of Parent;

(p) change any of the accounting methods used by it materially affecting its assets, liabilities or business, except for such changes required by GAAP, applicable Laws or any Government Entity;

(q) other than settlement of claims, liabilities or obligations in connection with any stockholder litigation against the Company and/or its officers, directors, employees and Representatives relating to this Agreement, the Merger and/or the other Transactions in accordance with Section 6.10, (i) settle or compromise any material claim or Legal Proceeding where the amount paid in settlement or compromise exceeds $500,000 individually or $1,000,000 in the aggregate or (ii) enter into any consent decree, injunction or similar restraint or form of equitable relief that would materially restrict the operations of the business of the Company and its Subsidiaries taken as a whole after the Effective Time;

(r) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

(s) form any new joint ventures or funds;

(t) undertake any development projects except for, and in accordance with, the development projects set forth on Section 5.1(t) of the Company Disclosure Letter (“Existing Development Projects”) or conduct any activity, incur any costs with respect to, or change the scope of any Existing Development Projects except in accordance with the development plan/budget provided to Parent prior to the date hereof;

(u) amend or modify the compensation terms or any other obligations of the Company contained in the engagement letter with the financial advisor referred to in Section 3.21 that would increase the liabilities, including, without limitation, any indemnification obligation of the Company or any Company Subsidiary in a manner materially adverse to the Company, any Company Subsidiary or Parent or engage other financial advisors in connection with the Merger or the Transactions;

(v) modify or amend (or permit any Company Subsidiary to modify or amend) the Option Agreement (provided that the Company may amend the Option Agreement to extend its term if the Company will use its commercially reasonable efforts to include a termination without cause right in favor of the Company Subsidiary that is a party to the Option Agreement) or exercise the Option or deliver the Option Notice or enter into the Lease (as such terms are defined in the Option Agreement) or enter into any other agreement which obligates the Company or any Company Subsidiary to prosecute or pay for the ownership, lease or development of the Parcels (as defined in the Option Agreement); or

(w) enter into any written agreement, contract, commitment or arrangement to do any of the foregoing, or authorize in writing any of the foregoing.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company, upon advice of counsel to the Company, is reasonably necessary for the Company to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time or to avoid incurring entity level income or excise Taxes under the Code or applicable state Law, including making dividend or other distribution payments to stockholders of the Company in accordance with Section 6.16. Notwithstanding the foregoing, none of the provisions of Section 5.1 shall in any way restrict the ability of the Company or any of the Company Subsidiaries to take any action or fail to take any action at the request or with the written consent of Parent, including the Asset Transfer, the Debt Exchange Offers or the Preferred Redemption.

Section 5.2 Conduct of Business by Parent Pending the Closing. Parent agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (a) as set forth in Section 5.2 of the Parent Disclosure Letter, (b) as expressly required or permitted pursuant to this Agreement, (c) to the extent required by Law or (d) as consented to in writing by the Company (which consent shall in the case of clauses (e), (f), (g), or (h), not be unreasonably withheld, delayed or conditioned), Parent (x) shall and shall cause the Parent Subsidiaries to, conduct its business in all material respects in the ordinary course of business and in a manner consistent with past practice and (y) shall use its commercially reasonable efforts to (A) maintain its material assets and properties in their current condition (normal wear and tear excepted), (B) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with third parties, and (C) maintain the status of Parent as a REIT. Without limiting the generality of the foregoing, Parent agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Parent shall not, and shall not permit any Parent Subsidiary to:

(a) amend or propose to amend the Parent Certificate or Parent Bylaws;

(b) split, combine, subdivide or reclassify any shares of capital stock of Parent or any Parent Subsidiary;

(c) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Parent or any Parent Subsidiary or other equity securities or ownership interests in Parent or any Parent Subsidiary, except for (A) the declaration and payment by Parent of regular quarterly dividends, payable in accordance with past practice at a rate not to exceed (i) $1.21 per share of Parent Common Stock, (ii) $0.30469 per share of Parent Series G Preferred Stock and (iii) $0.44531 per share of Parent Series H Preferred Stock, (B) the declaration and payment of dividends or other distributions to Parent by any directly or indirectly wholly owned Parent Subsidiary and (C) distributions by any Parent Subsidiary that is not wholly owned, directly or indirectly, by Parent, in accordance with the requirements of the organizational documents of such Parent Subsidiary;

(d) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Parent Equity Interests, except (i) from holders of Parent Options in full or partial payment of any exercise price and any applicable Taxes payable by such holder upon exercise of Parent Stock Options to the extent required or permitted under the terms of such Parent Stock Options, or (ii) from holders of restricted stock of Parent in full or partial payment of any purchase price and any applicable Taxes payable by such holder upon the lapse of restrictions on the restricted stock of Parent;

(e) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, if such transaction would reasonably be expected to prevent or materially delay the consummation of the Merger or the other Transactions;

(f) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Parent Subsidiary), if such transaction would reasonably be expected to prevent or materially delay the consummation of the Merger or the other Transactions;

(g) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, if such transaction would reasonably be expected to prevent or materially delay the consummation of the Merger or the other Transactions;

(h) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Parent Material Ground Lease (or any lease for real property that, if existing as of the date of this Agreement, would be a Parent Material Ground Lease);

(i) make any material Tax election, enter into any material closing agreement with a Tax authority, file any amended Tax Return with respect to any material Tax or change any material method of accounting for Tax Purposes or annual Tax accounting period, except in each case (A) if required by Law, (B) in the ordinary course of business or (C) if necessary (x) to preserve Parent’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any Parent Subsidiary as a REIT, as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(j) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to cause Parent to fail to qualify as a REIT;

(k) change any of the accounting methods used by it materially affecting its assets, liabilities or business, except for such changes required by GAAP, applicable Laws or any Government Entity;

(l) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent (other than the Merger); or

(m) enter into any written agreement, contract, commitment or arrangement to do any of the foregoing, or authorize in writing any of the foregoing.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Parent from taking any action, at any time or from time to time, that in the reasonable judgment of Parent, upon advice of counsel to Parent, is reasonably necessary for Parent to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time or to avoid incurring entity level income or excise Taxes under the Code or applicable state Law, including making dividend or other distribution payments to stockholders of Parent in accordance with Section 6.16. Notwithstanding the foregoing, none of the provisions of Section 5.2 shall in any way restrict the ability of Parent to take any action or fail to take any action with respect to the Asset Transfer or the Debt Exchange Offers.

Section 5.3 Solicitation.

(a) From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, and except as otherwise provided for in this Agreement, the Company agrees that it shall not (and shall not permit any Company Subsidiary to), and that it shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly facilitate any inquiry, offer or request that constitutes, or reasonably could be expected to result in, any Competing Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any material nonpublic information relating to the Company in connection with a Competing Proposal, (iii) engage in discussions with any Person with respect to any Competing Proposal, (iv) approve or recommend, or propose publicly to approve or recommend, any Competing Proposal, (v) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, or otherwise make any statement or proposal inconsistent with, the Company Board Recommendation, (vi) enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement or commitment related to any Competing Proposal, or (vii) resolve, propose or agree to do any of the foregoing (any act described in clauses (v) and (vi) above, a “Change in Recommendation”).

(b) Notwithstanding the limitations set forth in Section 5.3(a), if the Company receives, prior to the Company Stockholder Approval being obtained, a written Competing Proposal (that did not result from a breach of Section 5.3(a) or a material breach of any other provision of this Section 5.3), which the Company Board determines in good faith after consultation with the Company’s outside legal and financial advisors constitutes a Superior Proposal or could reasonably be likely to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Superior Proposal, the Company may, subject to material compliance with the other terms of this Section 5.3, take the following actions: (x) furnish nonpublic information to the Person making such Competing Proposal, if, and only if, prior to furnishing such information, the Company receives from such Person an executed Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with such Person with respect to the Competing Proposal, if and only to the extent that the Company Board concludes in good faith after consultation with outside legal advisors that failure to do so would be inconsistent with their duties under applicable law. The Company shall provide Parent with any nonpublic information concerning the Company provided to such Person which was not previously provided to Parent substantially simultaneously with furnishing such nonpublic information to the Person making the Competing Proposal.

(c) The Company shall notify Parent promptly (but in no event later than 24 hours after receipt of any Competing Proposal, or any request for nonpublic information relating to the Company or any Company Subsidiary by any Person that informs the Company or any of the Company Subsidiaries that it is considering making a Competing Proposal, or any inquiry from any Person seeking to have discussions or negotiations with the Company relating to a possible Competing Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the person making the Competing Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). The Company shall also promptly, and in any event within 24 hours, notify Parent, orally and in writing, if it enters into discussions or negotiations concerning any Competing Proposal or provides nonpublic information or data to any Person in accordance with Section 5.3(b) and keep Parent informed in all material respects of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(d) Notwithstanding the limitations set forth in Section 5.3(a), with respect to a Competing Proposal, the Company Board may make a Change in Recommendation if and only if (i) a written Competing Proposal (that did not result from a breach of Section 5.3(a) or a material breach of any other provision of this Section 5.3) is made to the Company and is not withdrawn, (ii) the Company Board has concluded in good faith (after consultation with outside legal counsel and financial advisors) that such Competing Proposal constitutes a Superior Proposal, (iii) the Company Board has concluded in good faith (after consultation with outside legal counsel) that failure to do so would be inconsistent with the exercise of its duties under applicable Law, (iv) three (3) business days (the “Notice Period”) shall have elapsed since the Company has given written notice to Parent advising Parent that the Company Board intends to take such action and specifying in reasonable detail the reasons therefor, including the terms and conditions of any such Superior Proposal that is the basis of the proposed action, (v) during such Notice Period, the Company Board has considered and, at the reasonable request of Parent, engaged in good faith discussions with Parent regarding, any adjustment or modification of the terms of this Agreement proposed by Parent, and (vi) the Company Board, following such Notice Period, again reasonably determines in good faith (after consultation with outside legal counsel and financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that such Competing Proposal constitutes a Superior Proposal; provided, however, that (1) if, during the Notice Period, any material revisions are made to the Superior Proposal, the Company Board shall give a new written notice to Parent and shall comply with the requirements of this Section 5.3(d) with respect to such new written notice (provided that the Notice Period following any such new written notice shall be two (2) business days) and (2) in the event the Company Board does not determine that such Competing Proposal constitutes a Superior Proposal, but thereafter determines to make a Change in Recommendation pursuant to this Section 5.3 with respect to a Competing Proposal, the foregoing procedures referred to in this Section 5.3(d) shall apply anew and shall also apply to any subsequent withdrawal, amendment or change with respect thereto. Notwithstanding the limitations set forth in this Section 5.3, if the Company Board has concluded after consultation with the Company’s outside legal and financial advisors that a Competing Proposal constitutes a Superior Proposal, then the Company Board may, prior to the Company Stockholder Approval being obtained, cause the Company to, after complying with this Section 5.3(d), enter into a binding written agreement with respect to such Superior Proposal and terminate this Agreement in accordance with Section 8.1(e).

(e) Notwithstanding the limitations set forth in Section 5.3(a), in circumstances not involving or relating to a Competing Proposal, the Company Board may make a Change in Recommendation, if and only if (i) a material development or change in circumstances has occurred or arisen after the date of this Agreement that was neither known to the Company Board nor reasonably foreseeable by the Company Board as of the date of this Agreement (and which change or development does not relate to a Competing Proposal), (ii) the Company Board has first reasonably determined in good faith (after consultation with outside legal counsel) that failure to do so would be inconsistent with the exercise of its duties under applicable Law, (iii) three (3) business days (the “Intervening Event Notice Period”) shall have elapsed since the Company has given notice to Parent advising Parent that the Company Board intends to take such action and specifying in reasonable detail the reasons therefor, (iv) during such Intervening Event Notice Period, the Company Board has considered and, at the reasonable request of Parent, engaged in good faith discussions with Parent regarding, any adjustment or modification of the terms of this Agreement proposed by Parent, and (v) the Company Board, following such

Intervening Event Notice Period, again reasonably determines in good faith (after consultation with outside legal counsel, and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that failure to do so would be inconsistent with the exercise of its duties under applicable Law; provided, however, that in the event the Company Board does not make a Change in Recommendation following such Intervening Event Notice Period, but thereafter determines to make a Change in Recommendation pursuant to this Section 5.3 in circumstances not involving a Competing Proposal, the foregoing procedures referred to in this Section 5.3(e) shall apply anew and shall also apply to any subsequent withdrawal, amendment or change.

(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Company Board has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable Law; provided, that this Section 5.3(f) shall not permit the Company Board to make a Change in Recommendation except to the extent permitted by Section 5.3(d) and Section 5.3(e).

(g) The Company agrees that it will and will cause the Company Subsidiaries, and its Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Competing Proposal. The Company agrees that it will use its reasonable best efforts to promptly inform its Representatives of the obligations undertaken in this Section 5.3.

(h) Notwithstanding any Change in Recommendation, unless this Agreement is validly terminated in accordance with its terms pursuant to Article VIII, the Company shall cause the approval of the Merger and the other Transactions to be submitted to a vote of its stockholders at the Company Stockholder Meeting.

(i) References in this Section 5.3 to the “Company Board” shall include a duly authorized committee thereof.

Section 5.4 Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC, the Form S-4 with respect to the Parent Common Stock issuable in the Merger, which will include the Joint Proxy Statement with respect to the Company Stockholder Meeting and Parent Stockholder Meeting. Each of the Company and Parent shall use its reasonable best efforts to (x) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (y) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, and (z) keep the Form S-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement. The Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC and advise the other party or any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Company Stockholder Approval or the Parent Stockholder Approval, any information relating to the Company or Parent, or any of their respective affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the stockholders of Parent. Nothing in this Section 5.4(b) shall limit the obligations of any Party under Section 5.4(a). For purposes of this Section 5.4, any information concerning or related to the Company, its affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its affiliates or the Parent Stockholder Meeting will be deemed to have been provided by Parent.

(c) As promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made a Change in Recommendation as permitted by Section 5.3. Notwithstanding the foregoing provisions of this Section 5.4(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder Meeting; provided, that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) without the consent of Parent. Unless this Agreement is terminated in accordance with Section 8.1, nothing contained in this Agreement shall be deemed to relieve the Company of its obligation to submit the approval of the Merger Agreement to its stockholders for a vote on the approval thereof.

(d) As promptly as practicable following the date of this Agreement, Parent shall, in accordance with applicable Law and the Parent Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Parent Stockholder Meeting. Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of Parent entitled to vote at the Parent Stockholder Meeting and to hold the Parent Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the

Securities Act. Parent shall, through the Parent Board, recommend to its stockholders that they give the Parent Stockholder Approval, include such recommendation in the Joint Proxy Statement, and solicit and use its reasonable best efforts to obtain the Parent Stockholder Approval. Notwithstanding the foregoing provisions of this Section 5.4(d), if, on a date for which the Parent Stockholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present, Parent shall have the right to make one or more successive postponements or adjournments of the Parent Stockholder Meeting; provided, that the Parent Stockholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Parent Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) without the consent of the Company. Nothing contained in this Agreement shall be deemed to relieve Parent of its obligation to submit the issuance of the Parent Common Stock in the Merger to its stockholders for a vote on the approval thereof.

(e) The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholder Meeting and the Parent Stockholder Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law and contracts, and subject to the reasonable restrictions imposed from time to time upon advice of counsel, each of the Company and Parent shall, and shall cause each of the Parent Subsidiaries (to the extent permitted by the applicable Parent Subsidiary’s governance documents) and the Company Subsidiaries, respectively, to, afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records and, during such period, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to, furnish reasonably promptly to the other Party (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as such other Party may reasonably request. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 6.1 to provide the other Party or the Representatives of such other Party with access to or to disclose information (x) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (y) the disclosure of which would violate any Law or duty (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty) or (z) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each of the Company and Parent will use its reasonable best efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder. Prior to the Effective Time, each of Parent and Merger Sub shall not, and shall cause their respective Representatives and affiliates not to, contact or otherwise communicate with the employees of the Company or any Company Subsidiary (other than those employees set forth on Section 6.1(a) of the Company Disclosure Letter) or other parties with which the Company or any Company

Subsidiary has a business relationship regarding the business of the Company and the Company Subsidiaries or this Agreement and the Transactions without the prior written consent of the Company.

(b) Each of the Company and Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, subject to the following: (x) notwithstanding the second paragraph of Section 2 of the Confidentiality Agreement, the Company and Parent may disclose any of the terms, conditions or other facts of the Merger and other Transactions in accordance with this Agreement; (y) the third paragraph of Section 2 of the Confidentiality Agreement is terminated and of no further force and effect, with the effect that the Company has no consent rights with respect to Parent’s selection of any potential source of debt or equity financing (and their respective counsel) or Parent’s ability to share Evaluation Material (as defined in the Confidentiality Agreement) with such financing sources and (z) any such financing sources shall be included within the definition of “Representatives”.

(c) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions, or from any Person alleging that the consent of such person is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Entity or Parent, (ii) of any Legal Proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction, and (iii) if (A) any representation or warranty made by such Party contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (B) such Party fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if, to the knowledge of such Party, the occurrence of any state of facts, change, development, event or condition would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth herein not to be satisfied or satisfaction to be materially delayed, as the case may be, provided, however, that the delivery of any notice pursuant to this Section 6.1(c) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VII.

Section 6.2 Consents and Approvals.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Company and Parent shall and shall cause their respective Subsidiaries, to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities or other Persons necessary in connection with the consummation of the Merger and the other Transactions and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity or other Persons necessary in connection with the consummation of the Merger and the other Transactions, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to as soon as reasonably practicable, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other Transactions and to fully carry out the purposes of this Agreement.

(b) In connection with and without limiting the foregoing, each of Parent and the Company shall give (or shall cause to be given) any notices to any Person, and each of Parent and the Company shall use, and cause each of their respective affiliates to use, its reasonable best efforts to obtain any consents from any Person not covered by Section 6.2(a) that are necessary, proper or advisable to consummate the Merger. Each of the Parties will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Entity, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Entity, and supplying each other with copies of all material correspondence, filings or communications between either Party and any Governmental Entity with respect to this Agreement. To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other and each of their affiliates that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger and the other Transactions (other than Tax Returns), except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, neither the Company nor Parent shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Entity in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Entity. Notwithstanding the foregoing, obtaining any approval or consent from any Person pursuant to this Section 6.2(b) shall not be a condition to the obligations of the Parties to consummate the Merger.

(c) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Entity) with respect to the Merger, the Company, the Company Subsidiaries and their respective Representatives shall not be obligated to, and shall not without the consent of Parent, pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. The Parties shall cooperate with respect to accommodations that may be requested or appropriate to obtain such consents.

(d) Without limiting the generality of the foregoing, each of the Parties hereto acknowledges that the Specified Consent may be required with respect to the Merger and the Transactions and such Specified Consent has not been obtained as of the date of this Agreement. Parent and the Company shall, and shall cause their respective Representatives to use reasonable best, good faith and diligent efforts to obtain the Specified Consent promptly after the date of this Agreement. The Parties acknowledge that Parent will have the right to commence and lead all negotiations with the relevant Persons with respect to obtaining the Specified Consent. In connection therewith, the Company shall promptly provide, and cause each Company Subsidiary and their respective Representatives to promptly provide, all assistance and cooperation reasonably requested by Parent in connection with obtaining such Specified Consent, including the preparation and delivery of any information regarding the Company or any Company Subsidiary as may be requested by Parent, and, if requested by Parent, the participation in any meetings or discussions or communications with, and communications, from the relevant Persons. The Company shall execute, or cause to be executed by any applicable Company Subsidiary, any customary documents reasonably requested by Parent or required by the relevant Persons in connection with obtaining the Specified Consent; provided that (i) no obligation of the Company or any of the Company Subsidiaries under any such customary documents shall be effective until the actual occurrence of the Effective Time, and (ii) none of the Company or any of the Company Subsidiaries or their respective Representatives shall be required to pay any fee or incur any other cost or expense that is not simultaneously reimbursed by Parent in connection with the obtaining the Specified Consent prior to the Effective Time.

Section 6.3 Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement without the prior consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to the Merger or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Company shall not be required to provide any such review or comment to Parent in connection with the receipt and existence of a Competing Proposal and matters related thereto or a Change in Recommendation; provided, further, each Party and their respective controlled affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 6.3. The Parties have agreed upon the form of joint press release announcing the Merger and the execution of this Agreement.

Section 6.4 Directors’ and Officers’ Insurance and Indemnification.

(a) Parent shall, or shall cause the Surviving Entity to, honor and fulfill in all respects the obligations of the Company to the fullest extent permissible under applicable Law, under the Company Governing Documents in effect on the date hereof and under any indemnification or other similar agreements in effect on the date hereof (the “Indemnification Agreements”) to the individuals covered by such Company Governing Documents or Indemnification Agreements (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the approval of this Agreement and the Transactions.

(b) Without limiting the provisions of Section 6.4(a), for a period of six (6) years after the Effective Time, Parent shall, or shall cause the Surviving Entity to: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such, or (B) this Agreement and any of the Transactions; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Covered Person upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that such Covered Person is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 6.4 or elsewhere in this Agreement, neither Parent nor the Surviving Entity shall (and Parent shall cause the Surviving Entity not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought under this Section 6.4(b) unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation. Notwithstanding anything to the contrary contained in this Section 6.4 or elsewhere in this Agreement, no Covered Person shall settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought under this Section 6.4(b) without the prior consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned).

(c) For a period of six (6) years after the Effective Time, the certificate of incorporation and bylaws of the Surviving Entity or any of its successors or assigns shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents. The Indemnification Agreements with Covered Persons that survive the Merger shall continue in full force and effect in accordance with their terms.

(d) The Company may, prior to Closing, purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage shall have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company’s existing directors’ and officers’ liability policy, and in all other respects shall be comparable to such existing coverage), provided, however, that the cost of such program may not exceed 250% of the annual premiums paid as of the date of this Agreement by the Company for directors’ and officers’ liability insurance (such 250% amount, the “Base Premium”); provided, further, if such insurance coverage cannot be obtained at all, or can only be obtained at a cost in excess of the Base Premium, the Company may purchase the most advantageous policies of “tail” or “run-off” directors’ and officers’ insurance obtainable for a cost equal to the Base Premium.

(e) In the event the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the applicable obligations set forth in this Section 6.4.

(f) The Covered Persons (and their successors and heirs) are intended third party beneficiaries of this Section 6.4, and this Section 6.4 shall not be amended in a manner that is adverse to the Covered Persons (including their successors and heirs) or terminated without the consent of the Covered Persons (including their successors and heirs) affected thereby.

Section 6.5 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 6.6 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Entity to perform their respective obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.7 Employee Benefits Matters.

(a) Effective as of the Effective Time and for a period of one (1) year thereafter, Parent shall provide, or shall cause the Surviving Entity to provide, to each employee of the Company and/or its Subsidiaries who continues to be employed by the Company or the Surviving Entity or any Subsidiary thereof (the “Continuing Employees”), (i) compensation (excluding any equity-based compensation) that is not less favorable in the aggregate than the compensation provided to similarly situated employees of Parent, (ii) severance benefits that are no less favorable than the severance benefits provided to such Continuing Employee by the Company immediately prior to the Effective Time, (iii) employee benefits that are, in the aggregate, no less favorable than those provided to similarly situated employees of Parent. Effective as of the Effective Time and thereafter, Parent shall provide, or shall cause the Surviving Entity to provide, that periods of employment with the Company (including any current or former affiliate of the Company or any predecessor of the Company) shall be taken into account for purposes of determining, as applicable, the eligibility for participation and vesting, but not for benefit accrual purposes, of any Continuing Employee under all employee benefit plans maintained by Parent or an affiliate of Parent for the benefit of the Continuing Employees, including vacation or other paid-time-off plans or arrangements, 401(k), pension or other retirement plans and any severance or health or welfare plans.

(b) Effective as of the Effective Time and thereafter, Parent shall, and shall cause the Surviving Entity to, (x) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to the Continuing Employees under the applicable health and welfare benefits plan of Parent or any affiliate of Parent (except to the extent applicable under Company Benefit Plans immediately prior to the Effective Time), (y) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the Benefits Plans immediately prior to the Effective Time, and (z) credit each Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the health benefit plans of the Company or its affiliates prior to the Closing Date during the year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health benefit plan of Parent or an affiliate of Parent for such year. The Merger shall not affect any Continuing Employee’s accrual of, or right to use, in accordance with Company policy as in effect immediately prior to the Effective Time, any personal, sick, vacation or other paid-time-off accrued but unused by such Continuing Employee immediately prior to the Effective Time.

(c) From and after the Closing Date, Parent shall cause the Surviving Entity and/or its affiliates, as applicable, to honor and perform all written agreements listed as Employment Agreements or Equity Plans on Section 3.11(a) of the Company Disclosure Letter, between the Company and/or its affiliates, as applicable, on the one hand, and any Continuing Employee on the other.

(d) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Entity or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Entity or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Entity, the Company or any affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee, nor shall anything herein alter or limit the ability of Parent, the Surviving Entity or any affiliate of Parent to amend, modify or terminate any benefit plan, program, policy agreement or arrangement at any time, assumed, established, sponsored or maintained by any of them. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.7 shall (x) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or Merger Sub employee benefit plan, or (y) create any third party rights in any current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).

Section 6.8 Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the Merger by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.9 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, and

(ii) prior to the Effective Time, the Company shall exercise, consistent with and subject to the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.10 Security Holder Litigation. In the event that any litigation related to this Agreement, the Merger or the other Transactions is brought against the Company and/or its directors by security holders of the Company, the Company shall promptly notify Parent of such litigation and shall keep Parent informed on a current basis with respect to the status thereof. The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense and settlement of any such litigation against the Company and/or its directors by security holders of the Company and no such settlement shall be agreed to by the Company or any Company Subsidiary without the Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned in the case of settlements that do not exceed in the aggregate the amount set forth on Schedule 6.10 of the Company Disclosure Letter).

Section 6.11 Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock and the Company Series D Preferred Stock from the NYSE and terminate their registration under the Exchange Act, provided, that such delisting and termination shall not be effective until after the Effective Time.

Section 6.12 Director and Officer Resignations. The Company shall use commercially reasonable efforts to cause to be delivered to Parent resignations executed by each director and officer of the Company and the Company Subsidiaries in office immediately prior to the Effective Time.

Section 6.13 Certain Tax Matters. Each of Parent and the Company shall use its reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the tax representation letters referred to herein. None of Parent or the Company shall take any action, or fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. All Parties shall treat the Merger as a reorganization under Section  368(a) of the Code and no Party shall take any positions inconsistent therewith for Tax purposes.

Section 6.14 Tax Opinions and Tax Representation Letters.

(a) Parent shall use its commercially reasonable best efforts to (i) obtain the opinions of counsel referred to in Section 7.3(c) and Section 7.2(e), (ii) deliver to Goodwin Procter LLP, counsel to Parent (or other nationally recognized REIT counsel to Parent, if applicable) a tax representation letter, dated as of the Closing Date and signed by an officer of Parent, in form and substance as set forth in Exhibit E-1, with such changes as are reasonably determined by Goodwin Procter LLP (or such other counsel) to be necessary or appropriate to account for the operation of Parent and the Parent Subsidiaries after the execution of this Agreement and that are approved by the Company, such approval not to be unreasonably withheld, and such other changes as are mutually agreeable to Parent and the Company, containing representations of Parent for purposes of rendering the opinion described in Section 7.3(c), and (iii) deliver to Latham & Watkins LLP, counsel to the Company, and Goodwin Procter LLP, counsel to Parent, tax representation letters, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of Parent, in form and substance as set forth in Exhibit E-2, with such changes as are mutually agreeable to the Company and Parent, containing representations of Parent as shall be reasonably necessary or appropriate to enable Latham & Watkins LLP to render an opinion on the effective date of the Form S-4 and on the Closing Date, as described in Section 7.3(d), respectively, and Goodwin Procter LLP to render an opinion on the effective date of the Form S-4 and on the Closing Date, as described in Section 7.2(e), respectively.

(b) The Company shall use its commercially reasonable best efforts to (i) obtain the opinions of counsel referred to in Section 7.2(d) and Section 7.3(d), (ii) deliver to Latham & Watkins LLP, counsel to the Company, Parent, and Goodwin Procter LLP (or other counsel as may be rendering the opinion referred to in

Section 7.3(c)), a tax representation letter, dated as of the Closing Date and signed by an officer of the Company, in form and substance as set forth in Exhibit E-3, with such changes as are reasonably determined by Latham & Watkins LLP to be necessary or appropriate to account for the operation of the Company and the Company Subsidiaries after the execution of this Agreement and that are approved by Parent, such approval not to be unreasonably withheld, and such other changes as are mutually agreeable to Parent and the Company, containing representations of the Company for purposes of rendering the opinion described in Section 7.2(d), and (iii) deliver to Goodwin Procter LLP, counsel to Parent, and Latham & Watkins LLP, counsel to the Company, tax representation letters, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of the Company, in form and substance as set forth in Exhibit E-4, with such changes as are mutually agreeable to the Company and Parent, containing representations of the Company as shall be reasonably necessary or appropriate to enable Goodwin Procter LLP to render an opinion on the effective date of the Form S-4 and on the Closing Date, as described in Section 7.2(e), respectively, and Latham & Watkins LLP to render an opinion on the effective date of the Form S-4 and on the Closing Date, as described in Section 7.3(d), respectively.

Section 6.15 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 6.16 Dividends.

(a) Except as provided in Sections 6.16(b) (with respect to REIT dividends payable in 2014) through (c) below, from and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Section 8.1, neither the Company nor Parent shall make, declare or set aside any dividend or other distribution to its respective stockholders without the prior written consent of the Company (in the case of Parent) or Parent (in the case of the Company); provided, however, that the written consent of the other Party shall not be required (but written notice shall be given) for the authorization and payment of dividends expressly permitted by Section 5.1 or Section 5.2, as applicable, or to enable Parent or the Company, respectively, to maintain its qualification as a REIT and avoid incurring entity level income or excise taxes under the Code or applicable state law, including payment of dividends under Code Sections 858 or 860, as permitted in Article V (any such dividend, a “REIT Dividend”); provided, that the Parties agree to take such actions as are necessary to ensure that if either the holders of Company Common Stock or the holders of Parent Common Stock receive a distribution for a particular quarter prior to the Closing Date, then the holders of Company Common Stock and the holders of Parent Common Stock, as the case may be, shall also receive a distribution for such quarter whether in full or pro-rated for the applicable quarter as necessary to result in the holders of Company Common Stock and the holders of Parent Common Stock receiving dividends covering the same periods prior to the Closing Date. In the case of a REIT Dividend payable by the Company with respect to any taxable year, the amount of such REIT Dividend shall be determined without regard to the Special Dividend and shall not reduce the Merger Consideration.

(b) If the Company or Parent determines that it is or may be necessary to declare a REIT Dividend with respect to 2014, the taxable year that includes the Closing Date, it shall notify the Parent (in the case of the Company) or the Company (in the case of Parent) as soon as practicable. The record date for any dividend payable pursuant to this Section 6.16(b) shall be the close of business on the last business day prior to the Closing Date and the payment date shall be within three business days after the Effective Time (or as soon as practicable thereafter). For the avoidance of doubt, the requirements set forth in this Section 6.16(b) shall not apply to the declaration and payment of a REIT dividend with respect to taxable years prior to 2014, although written notice shall be provided to the other Party in accordance with Section 6.16(a) above.

(c) Promptly following Parent’s Delivery of a valid Asset Transfer Notice pursuant to Section 6.17, the Company Board (i) shall authorize and declare a dividend (the “Special Dividend”) to the Company’s stockholders in an amount per share determined by the Company after consultation with Parent (the “Special

Dividend Amount”), based on the net proceeds (but which amount may be less than such net proceeds) to the Company from the Asset Transfer and an estimate of the aggregate number of shares of Company Common Stock that will be outstanding as of the close of business on the last business day prior to the Closing Date, and (ii) promptly set the record date for the Special Dividend as the close of business on the last business day prior to the anticipated Closing Date and deliver notice of such record date to the NYSE at least ten (10) days prior to the anticipated Closing Date. The Special Dividend shall be conditioned upon the closing of the Asset Transfer as set forth in Section 6.17. The Company shall deposit the Special Dividend Amount with the Company’s transfer agent on the closing date of the Asset Transfer and the payment date for the Special Dividend shall be within three business days after the Effective Time (or as soon as practicable thereafter). For purposes of determining whether the Company shall have distributed sufficient amounts to avoid incurring entity level income or excise taxes under the Code or applicable state Law, it is intended by the Parties and it shall be assumed that the amount of the Special Dividend that is attributable to the Company’s current or accumulated earnings and profits for U.S. federal income tax purposes shall result in a dividends paid deduction within the meaning of Section 561 of the Code.

Section 6.17 Asset Transfer.

(a) Parent shall have the right to make an irrevocable election (the “Asset Transfer Election”), by written notice to the Company (the “Asset Transfer Notice”) delivered to the Company no later than 5:00 p.m. Pacific time on the business day that is at least fifteen (15) business days prior to the initial scheduled date for the Company Stockholder Meeting, to require that the Company sell, and for Parent or one or more Persons designated by Parent to agree to purchase or cause to be purchased (as described below) (collectively, the “Asset Transfer”), on the business day prior to the Effective Time, those assets, partial interests in assets, and/or interests in Subsidiaries, of the Company and the Company Subsidiaries as specified by Parent in the Asset Transfer Notice (the “Disposition Assets”); provided, however, the net equity value of such Disposition Assets shall not in the aggregate exceed $1,000,000,000. An Asset Transfer may include a contribution of Disposition Assets to a newly-formed single-member limited liability company owned by the Company. The Asset Transfer Notice shall specify the dollar amount of the purchase price in cash to be paid to the Company and the Company Subsidiaries in the Asset Transfer, which amount shall be equal to the reasonably equivalent fair market value for the Disposition Assets (the “Asset Transfer Purchase Price”). The Asset Transfer Notice shall not include as Disposition Assets any assets of the Company or any of the Company Subsidiaries that are encumbered by secured debt or that are subject to any third party restrictions on transfer, unless the lender or other beneficiary of such restrictions thereunder has consented to such transfer. At the reasonable request of Parent, the Company shall reasonably cooperate with Parent, at Parent’s expense, in obtaining any third-party consents, making any filings or taking any actions necessary to effect the Asset Transfer.

(b) In the event that Parent shall have made a valid Asset Transfer Election, then not later than 9:00 a.m. Pacific time on the business day prior to the Effective Time:

(i) Parent and Merger Sub shall provide the Company with an irrevocable written certification, in form and substance, reasonably satisfactory to the Company that confirms that the conditions to the obligations of Parent and Merger Sub to effect the Merger set forth in Section 7.2 have been irrevocably satisfied or waived; and the Company shall provide Parent and Merger Sub with an irrevocable written certification, in form and substance reasonably satisfactory to Parent and Merger Sub, that confirms that the conditions to the obligations of the Company to effect the Merger set forth in Section 7.3 have been irrevocably satisfied or waived.

(ii) the Company shall, and shall cause the Company Subsidiaries to, and Parent shall or shall cause any purchaser of the Disposition Assets to, (A) establish an escrow with a national title company, as escrow agent, pursuant to a customary escrow arrangements through which such Asset Transfer shall be consummated and (B) enter into and deliver to the other party(ies) through such escrow such customary instruments of transfer (i.e., a grant, special or limited warranty deed, bill of sale and assignment of leases and contracts) and such other customary documents and instruments (e.g., documentary, excise or transfer tax statements, gap affidavits to allow for closing prior to recordation of the deeds and other title affidavits required to issue title insurance policies for the Disposition Assets in favor of any purchaser of the Disposition Assets, FIRPTA and any state equivalent certificates, evidence of authority, etc.) in order to effect the Asset Transfer.

(iii) Parent and Merger Sub shall, or shall cause any purchaser of the Disposition Assets to, take all action necessary to cause to be delivered into escrow the Asset Transfer Purchase Price in immediately available funds.

(c) The Asset Transfer shall close not later than 1:00 p.m., Pacific on the business day prior to the Effective Time The term “close” as used in this Section 6.17, shall mean the time and date that the transactions with respect to such Asset Transfer are closed through escrow by delivery of the applicable transfer instruments and other documents and instruments and the funds released out of escrow to the Company and the Company Subsidiaries, regardless of whether such transfer instruments have been recorded in the official land records in which the applicable Disposition Assets are located.

(d) Notwithstanding anything to the contrary in this Agreement, the term “Transactions” as used in this Agreement shall not include the Asset Transfer or any actions to be taken in connection therewith.

(e) Parent and Merger Sub shall indemnify, defend, protect and hold harmless the Company and the Company Subsidiaries for any costs, expenses, liabilities, losses, Taxes, fees, penalties or other amounts due or arising out of or any way related to any Asset Transfer, including, without limitation, in connection with any agreements, documents or other instruments required to be delivered by the Company or any Company Subsidiaries with respect to such Asset Transfer. For purposes of the previous sentence, the U.S. federal and state income and excise Taxes payable by the Company shall equal the amount of such taxes payable by the Company in excess of the amounts that would have been payable had there been no Asset Disposition.

(f) Parent shall bear all third party out-of-pocket expenses and costs (including but not limited to those of the Company and the Company Subsidiaries associated with the Asset Transfers (and any subsequent reconveyance).

Section 6.18 Financing Cooperation.

(a) Parent will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to consummate and obtain the Bridge Financing on the terms and conditions described in the Bridge Commitment Letter, including using reasonable best efforts to (i) maintain in effect the commitment provided under the Bridge Commitment Letter, (ii) negotiate definitive agreements with respect to the Bridge Financing consistent with the terms and conditions contained in the Bridge Commitment Letter (any such agreements, the “Definitive Bridge Agreements”), (iii) satisfy on a timely basis (or obtain the waiver of) all conditions within Parent’s control in the Bridge Commitment Letter or the Definitive Bridge Agreements, as applicable, and comply with its obligations thereunder, and (iv) upon the satisfaction or waiver of such conditions, consummate the Bridge Financing at or prior to the Closing. Parent will have the right from time to time to amend, modify or replace the Bridge Commitment Letter; provided, that Parent will not, without the prior written consent of the Company, agree to, or permit, any amendment, modification or replacement of, or waiver under, the Bridge Commitment Letter or the definitive agreements relating to the Bridge Financing if such amendment, modification, replacement or waiver would (A) reduce the aggregate amount of the financing or (B) impose new or additional conditions or otherwise adversely expand or amend any of the conditions precedent or contingencies to the funding on the Closing Date of the financing as set forth in the Bridge Commitment Letter that, when considered with the other conditions taken as a whole, would reasonably be expected to prevent, impede or delay the consummation of the financing or the Transactions contemplated by this Agreement or make the funding of the financing less likely to occur or adversely impact the ability of the Parent to enforce its rights against the other parties to the Bridge Commitment Letter or the definitive documents with respect thereto; provided, further, that notwithstanding the foregoing, Parent may amend the Bridge Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Bridge Commitment Letter as of the date hereof if the addition of such parties, individually or in the aggregate, would not reasonably be expected to delay or prevent the consummation of the financing or the Closing.

(b) If, notwithstanding the use of reasonable best efforts by Parent to satisfy its obligations under Section 6.18(a), any portion of the financing contemplated hereby is terminated or expires or otherwise becomes unavailable (other than any reductions in the commitment as contemplated by the section titled “Mandatory Prepayments and Commitment Deductions” set forth in the Bridge Commitment Letter) on the terms and conditions specified in the Bridge Commitment Letter or the Definitive Bridge Agreements, Parent will promptly notify the Company and will use its reasonable best efforts to arrange and obtain alternative financing from the same and/or alternative sources on terms and conditions not less favorable, taken as a whole, to Parent, than those contained in the Bridge Commitment Letter (“Alternative Financing”), upon terms and conditions which would not have any of the effects specified in clauses (A) or (B) of Section 6.18(a) above as promptly as reasonably practicable following the occurrence of such event.

(c) Parent will keep the Company informed on a reasonably current basis of the status of its efforts to satisfy the conditions set forth in the Bridge Commitment Letter (other than any reductions, in the commitment as provided in the section titled “Mandatory Prepayments and Commitment Reductions” set forth in the Bridge Commitment Letter) , including (1) giving the Company prompt written notice of any material adverse change with respect to the financing, including if at any time the Bridge Commitment Letter expire or are terminated for any reason or if any financing source party to the Bridge Commitment Letter notifies Parent that such source no longer intends to provide financing to Parent on the terms set forth therein, and (2) upon the Company’s reasonable request, advising and updating the Company, in a reasonable level of detail, with respect to status and proposed funding date. For purposes of this Agreement, references to “financing”, “Bridge Financing” and “Definitive Bridge Agreements” will include amendments, modifications or replacements permitted by this Section 6.18 and references to “Bridge Commitment Letter” will include such documents as permitted by this Section 6.18 to be amended, modified or replaced, in each case from and after such amendment, modification, or replacement.

(d) Prior to the Closing, the Company shall use commercially reasonable efforts to cooperate, and shall cause the Company Subsidiaries to use commercially reasonable efforts to cooperate, and shall use its reasonable best efforts to cause its and their Representatives, officers and employees to provide, on a timely basis, all reasonable cooperation requested by Parent in connection with the documentation and arrangement of any debt financing including the Bridge Financing (the “Debt Financing”) to the extent that such cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries, including (i) using reasonable best efforts to facilitate the provision of guarantees (effective as of the actual occurrence of Closing), (ii) providing customary financial and other pertinent information regarding the Company and the Company Subsidiaries and cooperating in the preparation of pro forma financial information for the Transactions (including information to be used in the preparation of an information package, offering memorandum, prospectus, prospectus supplement or similar document regarding the business, assets, operations, financial projections and prospects of Parent and the Company customary for such financing or reasonably necessary for the completion of the Debt Financing), including the financial information required to be delivered in connection with the Debt Financing and such other information as may be reasonably requested in writing by Parent to assist in preparation of customary offering or information documents to be used for the arrangement and documentation of the Debt Financing, (iii) reasonably cooperating with the marketing efforts for the Debt Financing (it being acknowledged that the Company agrees to consent, upon the prior written request of Parent, to Parent’s reasonable use of the Company’s and the Company Subsidiaries’ logos provided that such logos are used in a manner that is not reasonably likely to harm or disparage the Company or their marks and on such other customary terms and conditions as the Company shall reasonably impose) and using commercially reasonable efforts to provide an introduction and access to the Company’s existing lenders in connection with any syndication efforts, (iv) providing copies of any recent appraisals, environmental reports, evidence of title (including copies of deeds, lease documentation, title insurance policies and/or commitments for title insurance, title opinions, surveys, and similar information), and similar information with respect to the properties and assets of the Company and the Company Subsidiaries that are in the Company’s possession and that are reasonably requested by Parent, (v) assisting with, and providing information necessary for Parent to prepare other reasonably requested customary certificates, opinions or documents, including a customary certificate with respect to solvency matters, (vi) requesting such customary accountant comfort letters (including consents of accountants for use of their reports in any materials relating to the financing) as may be reasonably requested by Parent, (vii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or underwriters, as applicable, for the financing and their counsel and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies as are customary and reasonably requested by Parent, (viii) providing reasonable and customary assistance to Parent and its financing sources or underwriters, as applicable, in (A) the preparation of all credit agreements (including review of schedules for completeness), currency or interest hedging agreements or other agreements, offering documents, an offering memorandum, prospectus or prospectus supplement and other marketing and rating agency materials for the financing or (B) the preparation of amendments to or the termination of any of the Company’s or the Company Subsidiaries’ existing credit agreements, currency or interest hedging agreements, or other agreements and the release of all collateral and termination of all security interests thereunder (including by negotiating a customary payoff letter in customary form reasonably satisfactory to Parent with respect to any and all obligations of the Company and the Company Subsidiaries under their existing credit facilities which are intended to be repaid substantially simultaneously with the consummation of the Transactions, a draft of which the Company shall use commercially reasonable efforts to deliver to Parent five (5) business days prior to the Closing Date), in each case, on terms reasonably satisfactory to Parent and that are reasonably requested by Parent in connection with the Debt Financing, (ix) using commercially reasonable efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance, including in connection with due diligence and preparation of pro forma financial information for the Transactions, (x) delivering or making available on EDGAR (A) unqualified audited financial statements for the Company for any fiscal year ending at least 60 days prior to the Closing Date and (B) unaudited financial statements for the Company for any quarterly period ending after the date of its most recent annual financial statements and more than 45 calendar days prior to the Closing Date, which shall be prepared in accordance with, or reconciled to, U.S. generally accepted accounting principles, (xi) using commercially reasonable efforts to permit any cash and marketable securities of the Company and the Company Subsidiaries to be made available to Parent and Merger Sub following the Effective Time, (xii) cooperating reasonably with Parent’s Debt Financing sources’ or underwriters’, as applicable, due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Company, and (xiii) furnishing Parent and the financing sources promptly with all documentation and other information required by any Governmental Entity with respect to the financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, and (xiii) providing customary authorization letters to the financing sources authorizing the distribution of information to prospective lenders; provided that (A) no obligation of the Company or any of the Company Subsidiaries under any such agreements, amendments. authorizations, resolutions, consents shall be effective until the actual occurrence of the Effective Time and (B) none of the Company or any of the Company Subsidiaries or their respective Representatives shall be required to pay any commitment or other similar fee or incur any other cost or expense that is not promptly reimbursed by Parent in connection with the Debt Financing prior to the Effective Time and (C) no member of the Company Board shall be required to take any action with respect to the Debt Financing and neither the Company nor any of the Company Subsidiaries shall be obligated to take any action that requires action or approval by the Company Board prior to the Effective Time. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Section 6.18 shall be (1) kept confidential in accordance with the Confidentiality Agreement, except that Parent shall be permitted to disclose such information to potential financing sources and to rating agencies during the syndication and marketing of the financing subject to customary confidentiality undertakings by such potential financing sources and (2) supplied only to financial institutions or rating agencies or any of their respective representatives for use in connection with the financing.

(e) Parent shall (A) promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including reasonable and documented attorneys’ fees) incurred by the Company or any of the Company Subsidiaries in connection with the cooperation of the Company and the Company Subsidiaries contemplated by this Section 6.18 and (B) indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all documented out-of-pocket losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with Third Party claims arising out of the arrangement of the financing and any information used in connection therewith, except with respect to any information provided in writing by the Company or any of the Company Subsidiaries or contained in the Company SEC Documents. All non-public or other confidential information provided by or on behalf of the Company and the Company Subsidiaries pursuant to this Section 6.18 will be kept confidential in accordance with Section 6.1.

(f) If Parent raises capital through asset sales, financings, refinancings, debt or equity offerings or otherwise (“Financing Proceeds”) and, as a result, the aggregate amount available under the Bridge Commitment Letter is reduced pursuant to the terms of the Bridge Commitment Letter, then Parent shall retain such portion of the Financing Proceeds equal to such reduction through the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII. For the avoidance of doubt, “retaining” such Financing Proceeds shall, without limitation, mean that (x) such Financing Proceeds shall not be used to repay indebtedness, to pay a dividend, to acquire any assets or to satisfy any financial obligations of Parent or any Parent Subsidiaries, and (y) Parent shall hold such Financing Proceeds in a bank deposit account, money market account, certificate of deposit, or other similar short-term investment.

(g) Notwithstanding anything to the contrary set forth in this Section 6.18, Parent may amend, modify, replace, or terminate such Bridge Financing in any respect if (x) Parent has obtained, or entered into definitive agreements arranging for, Replacement Financing, and (y) the Company has provided its prior written consent to such amendment, modification, replacement or termination (such consent not to be unreasonably withheld, conditioned or delayed); provided, that such Replacement Financing is upon terms and conditions which would not reasonably be expected to prevent, impede or delay the consummation of the Transactions contemplated by this Agreement. For purposes of this Section 6.18, “Replacement Financing” shall mean the issuance of equity and/or debt securities by Parent and/or any Parent Subsidiary, the sale of assets, the financing or refinancing of secured debt, the formation of a joint venture, any similar transaction or arrangement pursuant to which Parent receives cash proceeds or any combination of the foregoing.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a) Stockholder Approval. Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained;

(b) Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened.

(c) Statutes; Court Orders. No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Merger or the other Transactions, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the Merger or the other Transactions; and

(d) Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties set forth in Section 3.3 (Authority), Section 3.24 (Broker, Expenses) and Section 3.26 (Vote Required), shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the second sentence of Section 3.2(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the as of the specific date set forth in such sentence, and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect. The Parties acknowledge and agree that any changes in the representations and warranties of the Company solely as a result of actions taken by the Company or the Company Subsidiaries after the date of this Agreement at the request or with the written consent of Parent, including the Asset Transfer, the Exchange Offers or the Preferred Redemption, shall be disregarded when determining whether the representations and warranties of the Company are true and correct as of the Effective Time.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement, no Effects have occurred that constitute a Company Material Adverse Effect.

(d) REIT Opinion. Parent shall have received a written opinion of Latham & Watkins LLP, dated as of the Closing Date and in form and substance as set forth in Exhibit G and with such changes as are mutually agreeable to Parent and the Company, such agreement not to be unreasonably withheld, to the effect that, commencing with the Company’s taxable year that ended on December 31, 1997, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its method of operation has enabled the Company to meet, through the Effective Time, the requirements for qualification and taxation as a REIT under the Code, which opinion shall be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in the tax representation letter described in Section 6.14(b)(ii).

(e) Section 368 Opinion. Parent shall have received the written opinion of its counsel, Goodwin Procter LLP, dated as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulations S-K under the Securities Act, and the Closing Date and in form and substance as set forth in Exhibit H, and with such changes as are mutually agreeable to Parent and the Company, such agreement not to be unreasonably withheld, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may rely upon the tax representation letters delivered pursuant to Section 6.14(b). The condition set forth in this Section 7.2(e) shall not be waivable after receipt of the Parent Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure.

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties set forth in Section 4.3 (Authority), Section 4.24 (Broker, Expenses) and Section 4.26 (Vote Required), shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the second sentence of Section 4.2(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the specific date set forth in such sentence, and (iii) each of the other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with all obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to such effect.

(c) REIT Opinion. The Company shall have received a written opinion of Goodwin Procter LLP, or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company, dated as of the Closing Date and in form and substance as set forth in Exhibit I and with such changes as are mutually agreeable to Parent and the Company, such agreement not to be unreasonably withheld, to the effect that, commencing with Parent’s taxable year that ended on December 31, 2009, Parent has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation will enable Parent to continue to meet the requirements for qualification and taxation as a REIT under the Code, which opinion shall be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in the tax representation letter described in Section 6.14(a)(ii).

(d) Section 368 Opinion. The Company shall have received a written opinion of its counsel, Latham & Watkins LLP, dated as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulations S-K under the Securities Act, and the Closing Date and in form and substance as set forth in Exhibit J, and with such changes as are mutually agreeable to the Company and Parent, such agreement not to be unreasonably withheld, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may rely upon the tax representation letters delivered pursuant to Section 6.14(a). The condition set forth in this Section 7.3(d) shall not be waivable after receipt of the Company Stockholder Approval, unless further stockholder approval is obtained with appropriate disclosure.

(e) No Material Adverse Effect. Since the date of this Agreement, no Effects have occurred that constitute a Parent Material Adverse Effect.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Company Stockholder Approval, if applicable) as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, prior to the Effective Time, if there has been a breach by the other Party or Parties of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (i) in the case of the Company would, or would reasonably be expected to, result in the conditions in Section 7.1 and Section 7.2 not being satisfied and (ii) in the case of a breach by Parent or Merger Sub, that would reasonably be expected to prevent, or materially impair or delay, the ability of either Parent or Merger Sub to perform its obligations under this Agreement, or to consummate the Merger and the other Transactions (and in each case such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) twenty (20) calendar days after the receipt of notice thereof by the defaulting Party from the non-defaulting Party or (y) three (3) business days before the Outside Date); provided, however, this Agreement may not be terminated pursuant to this Section 8.1(b) by any Party if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

(c) by either Parent or the Company, if the Effective Time shall not have occurred by midnight, New York City time on the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the primary cause of, or resulted in, the Effective Time not occurring prior to the Outside Date;

(d) by Parent, prior to the Company Stockholder Approval being obtained, if (i) the Company Board shall have effected a Change in Recommendation; (ii) the Company Board approves or adopts, recommends to the stockholders of the Company to approve or adopt, or enters into an agreement with respect to any Competing Transaction (other than a confidentiality agreement entered into in compliance with Section 5.3(b)); (iii) the Company shall have failed to include in the Joint Proxy Statement the recommendation of the Company Board in favor of the approval of the Merger; (iv) if a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of the Company is commenced, and the Company Board does not recommend against acceptance of such tender offer or exchange offer by its stockholders within ten business days following commencement of such offer (or, in the event of a change in the terms of the tender offer, within ten business days of the announcement of such changes); (v) the Company has materially breached its obligations under Section 5.3(a); or (vi) the Company publicly announces its intention to do any of the foregoing; provided that Parent’s right to terminate this Agreement pursuant to this Section 8.1(d) shall expire at 5:00 p.m., California time, on the tenth (10th) business day following the date on which Parent became aware that the event permitting such termination occurred;

(e) by the Company if, prior to the Company Stockholder Approval being obtained, (i) the Company Board (or any committee thereof) has received a Superior Proposal, and (ii) the Company Board (or any committee thereof) has determined in good faith (after consulting with its outside legal counsel) that the failure to accept such Superior Proposal is reasonably likely to be inconsistent with the exercise of the duties of the members of the Company Board (or any committee thereof) under applicable Law; provided that the Company shall thereafter pay the Company Termination Fee to Parent concurrently with such termination;

(f) by either the Company or Parent if a Governmental Entity of competent jurisdiction, that is within a jurisdiction that is material to the business and operations of the Company, shall have issued a final, non-

appealable order, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or other Transactions; provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 8.1(f) shall have complied with its obligations under Section 6.2 to use reasonable best efforts to prevent the entry of and to remove such order, decree or ruling;

(g) by either the Company or Parent, if the Company Stockholder Approval in favor of the approval of the Merger shall not have been obtained at the Company Stockholder Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; provided that the right to terminate this Agreement under this Section 8.1(g) shall not be available to the Company if the failure to obtain such Company Stockholder Approval was primarily caused by any action or failure to act of the Company that constitutes a material breach of this Agreement; or

(h) by either Parent or the Company, if the Parent Stockholder Approval to approve the issuance of Parent Common Stock in connection with the Merger shall not have been obtained at the Parent Stockholder Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; provided that the right to terminate this Agreement under this Section 8.1(h) shall not be available to Parent if the failure to obtain such Parent Stockholder Approval was primarily caused by any action or failure to act of Parent that constitutes a material breach of this Agreement.

Section 8.2 Effect of Termination.

(a) In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, Section 6.1(b), this Section 8.2 and Section 9.3 through Section 9.14 shall survive such termination; provided, however, that subject to Section 8.2(b), nothing herein shall relieve any Party from liability for a Willful Breach of its covenants or agreements set forth in this Agreement prior to such termination; provided, further, that nothing in this Agreement shall prohibit the Company from seeking to prove that any damages include the benefit of the bargain lost by the Company stockholders (taking into consideration relevant matters, including the total amount payable to such stockholders under this Agreement and the time value of money and any relevant breaches by the Company, Parent or Merger Sub), in each case to the extent not otherwise recoverable by such stockholders.

(b) Company Termination Fee and Expense Reimbursements.

(i) If (A) the Company terminates this Agreement pursuant to Section 8.1(e) or (B) Parent terminates this Agreement pursuant to Section 8.1(d), within two (2) business days after such termination (or concurrently with the termination if terminated pursuant to Section 8.1(e)) the Company shall pay a fee of $170,000,000 in cash (the “Company Termination Fee”) and, upon the payment of the Company Termination Fee, the Company shall have no further liability with respect to this Agreement or the Transactions to Parent or Merger Sub.

(ii) If (A) this Agreement is terminated by either the Company or Parent pursuant to Section 8.1(g) or by Parent pursuant to Section 8.1(b), and (B) the Company Board had received prior to the Company Stockholder Meeting a Competing Proposal, which was not withdrawn at or prior to the time of the Company Stockholder Meeting or, if there has been no Company Stockholder Meeting, prior to the termination of this Agreement, and (C) within twelve (12) months after termination of this Agreement, the Company consummates a Competing Transaction or enters into an agreement providing for a Competing Transaction (that is later consummated), within one (1) business day after the consummation of such Competing Transaction, the Company shall pay or cause to be paid to the Parent the Company Termination Fee less, if applicable, any Reimbursable Expenses previously paid by the Company to Parent, and upon the payment of the Company Termination Fee the Company shall have no further liability with respect to this Agreement or the Transactions to Parent or Merger Sub.

(iii) If this Agreement is terminated (A) by Parent pursuant to Section 8.1(b) or (B) by the Company or Parent pursuant to Section 8.1(g), the Company shall pay to Parent an amount equal to Parent’s Reimbursable Expenses. If this Agreement is terminated (A) by the Company pursuant to Section 8.1(b) or (B) by the Company or Parent pursuant to Section 8.1(h), Parent shall pay to the Company an amount equal to the Company’s Reimbursable Expenses. Any payments pursuant to this Section 8.2(b)(iii) shall be made within two (2) business days of termination. “Reimbursable Expenses” means any and all out-of-pocket fees and expenses (including, without limitation, legal, investment banking, accounting, banking and consulting fees and expenses) up to an aggregate of $10,000,000 actually incurred in connection with the due diligence investigation, negotiation, preparation and execution of this Agreement and the preparation for the consummation of the Transactions contemplated hereby (subject to reasonable documentation).

(iv) In the event the Company Termination Fee and/or Parent’s Reimbursable Expenses are payable pursuant to the preceding clauses (i)-(iii), the Company Termination Fee and/or Parent’s Reimbursable Expenses shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, in no event shall the Company be obligated to pay the Company Termination Fee on more than one occasion. In the event the Company’s Reimbursable Expenses are payable pursuant to clause (iii) above, the Company’s Reimbursable Expenses shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company.

(v) If one Party to this Agreement (the “Payor”) is required to make a payment to another Party to this Agreement (the “Payee”) pursuant to this Article VIII, then notwithstanding anything to the contrary in this Agreement, unless the Payee shall have received, and notified the Payor in writing of its receipt and directing that payment be made otherwise than into escrow as provided below, a tax opinion of counsel or a ruling from the IRS to the effect that the Payee’s receipt of such payment will be treated as qualifying income with respect to the Payee for purposes of Section 856(c)(2) and 856(c)(3) of the Code or shall be excluded from income for such purposes (a “Positive Tax Opinion or Ruling”), the aggregate amount of the payment to be paid to the Payee pursuant to this Article VIII shall be placed into escrow as directed by the Payee and the amounts payable to the Payee shall be limited to the maximum amount (“Allowed Fee”) that can be paid without causing the Payee’s receipt of its pro rata share of such funds to cause the Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, determined as if the payment of such amount did not constitute qualifying income for such purposes, as determined by independent accountants to the Payee . In the event that any payment to be made pursuant to this Article VIII exceeds the Allowed Fee, then such excess amount (the “Escrowed Fee”) shall be retained by the escrow agent in a separate interest-bearing, segregated account for the account of the Payor. The Payee shall pay all costs associated with obtaining any tax opinion of counsel or ruling from the IRS described above. The Escrowed Fee shall be fully disbursed (and therefore any unpaid portion of the payment pursuant to this Article VIII shall be paid to the Payee ) upon receipt of a Positive Tax Opinion or Ruling. To the extent not previously paid, upon any determination by independent accountants to the Payee that any additional amount of the Company Termination Fee may be disbursed to the Payee without causing the Payee to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code, determined as if the payment of such amount did not constitute qualifying income for such purposes, the determination of such independent accountants shall be provided to the escrow agent and such additional amount shall be disbursed. At the end of the second calendar year beginning after the date on which the Competing Transaction is consummated (or earlier if directed by the Payee), any remainder of the Escrowed Fee (together with interest thereon) then being held by the escrow agent shall be disbursed to the Payor and, in the event that the payment pursuant to this Article VIII has not by then been paid in full, such unpaid portion shall be deemed forgiven. The Payee shall bear any and all expenses associated with the escrow of the Escrowed Fee. The Payee is hereby granted the power of attorney on behalf of the Payor to execute, acknowledge, swear to and deliver all such documents required in connection with the foregoing escrow account, such power to be irrevocable and coupled with an interest.

(c) Liquidated Damages. Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, Parent’s right to receive payment of the Company Termination Fee from the Company shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents for the loss suffered as a result of the failure of the Merger to be consummated, and upon payment of such amount, none of the Company, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Stockholder Approval, if applicable, by written agreement of the Parties; provided, however, that after the approval of the Merger by the stockholders of the Company, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Notwithstanding anything to the contrary contained herein, this Section 9.1(a), and Section 9.9, Section 9.11(c), Section 9.12, Section 9.13 and Section 9.16 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would adversely modify the substance of any of the foregoing provisions in any manner that is materially adverse to any Lender Party or any Lender Related Party) may not be modified, waived or terminated in a manner that is adverse in any respect to a Lender Party or a Lender Related Party without the prior written consent of such Lender Party or Lender Related Party.

(b) At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable. The failure of a Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

Section 9.2 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time; provided that this Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time, which shall each survive. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 9.3 Expenses. Except as provided in Section 8.2, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, except that Parent shall pay, whether or not the Merger or any other Transaction is consummated, all Expenses incurred in connection with (a) printing, filing and mailing the Joint Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Joint Proxy Statement, (b) any filing with antitrust authorities, and (c) the Exchange Agent. Notwithstanding anything to the contrary contained herein, Parent shall pay the amount of any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar Taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with this Agreement and the Transactions.

Section 9.4 Notices. All notices, requests, claims, consents, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice, and a copy of each notice shall also be sent via e-mail.

if to Parent or Merger Sub, to:

Essex Property Trust, Inc.

925 East Meadow Drive

Palo Alto, CA 94303

Attention: Chief Executive Officer

Facsimile: (650) 494-8743

with copies to:

Goodwin Procter LLP

Exchange Place

53 State Street

Boston, Massachusetts 02109

Attention:  Gilbert G. Menna

 John T. Haggerty

Facsimile: (617) 523-1231

and

if to the Company, to:

BRE Properties, Inc.

525 Market Street

4th Floor

San Francisco, CA 94105

Attention: Chief Executive Officer

Facsimile: 415-445-6577

with copies to:

Latham & Watkins LLP

505 Montgomery Street

San Francisco, California 94111

Attention:  John M. Newell

William J. Cernius

Facsimile: (415) 395-8095

Section 9.5 Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in any material respect to the Company than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement shall not be required to contain standstill provisions.

“Below Market Rate Agreement” is any obligation imposed by a Governmental Entity to provide apartment units at a project owned by a Party to moderate, low or very low income families at below market rate rents whether identified as an Affordable Housing Agreement, regulatory agreement or covenants and restrictions running with the property.

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, retention, stock option, restricted stock, restricted stock unit, profits interest unit, equity, outperformance, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, vision, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, profit sharing or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, whether funded or unfunded, written or unwritten, for the benefit of any current or former employee, officer, manager, director or consultant.

“business days” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the bylaws of the Company, as amended and restated as of the date of this Agreement.

“Company Certificate” means the Articles of Incorporation of the Company as amended, amended and restated and supplemented and in effect on the date hereof.

“Company Equity Plan” means the Amended and Restated 1992 Employee Stock Plan, the 1999 Stock Incentive Plan and the Fifth Amended and Restated Non-Employee Stock Option and Restricted Stock Plan, as each such plan may be amended from time to time.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company Joint Venture” shall mean the joint ventures set forth in Section 9.5 of the Company Disclosure Letter.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the financial condition, business, assets, properties, or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect has occurred or is reasonably likely to exist or occur: (i) any changes in general United States or global economic conditions to the extent that such Effects do not disproportionately have a greater adverse impact on the Company relative to other companies of comparable size to the Company operating in the REIT industry, (ii) conditions (or changes therein) in the REIT industry to the extent that such Effects do not disproportionately have a greater adverse impact on the Company relative to other companies of comparable size to the Company operating in the REIT industry, (iii) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes effecting financial, credit or capital market conditions, (iv) any change in GAAP or interpretation thereof, (v) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity, (vi) any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement or any actions taken at the request or with the consent of Parent or Merger Sub and any Effect attributable to the negotiation, execution or announcement of this Agreement and the Transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), (vii) changes in the Company Common Stock price or the trading volume of the Company Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (viii) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account), (ix) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, and (x) any reduction in the credit rating of the Company or the Company Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account).

“Company Office Leases” means each of the leases set forth in Section 9.5 of the Company Disclosure Letter.

“Company Stockholder Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Competing Proposal” means any proposal made by a Person or group (other than a proposal or offer by Parent or any of its Subsidiaries) at any time which is structured to permit such Person or group to acquire beneficial ownership of at least 20% of the assets of, equity interest in, or businesses of, the Company or any Company Subsidiary (whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer, joint venture or otherwise, including any single or multi-step transaction or series of related transactions), in each case other than the Merger or the other Transactions.

“Competing Transaction” means a transaction with a Person or group (other than a proposal or offer by Parent or any of its Subsidiaries) pursuant to which such Person or group acquire beneficial ownership of at least 20% of the assets of, equity interest in, or businesses of, the Company or any Company Subsidiary (whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer, joint venture or otherwise, including any single or multi-step transaction or series of related transactions).

“Confidentiality Agreement” means the Confidentiality Agreement, dated November 11, 2013, between Parent and the Company.

“DRIP” means the Company’s Direct Stock Purchase and Dividend Reinvestment Plan.

“DSOS” means the Secretary of State of the State of Delaware.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means all Laws relating to pollution or protection of health, safety, natural resources or the environment, or the generation, use, treatment, storage, handling, transportation or release of, or exposure to, Hazardous Substances, including, without limitation, the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.), Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.) and other similar federal, state, and local statutes.

“Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Joint Proxy Statement, the solicitation of stockholder and stockholder approvals, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos, urea formaldehyde, polychlorinated biphenyls (PCBs), radon gas, and petroleum products or by-products.

“Indebtedness” means with respect to any Person, (i) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, and (vii) any guarantee (other than customary non-recourse carve-out or “badboy” guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property Rights” means all rights in or to all U.S. or foreign: (i) inventions (whether or not patentable), patents and patent applications and any other governmental grant for the protection of inventions or industrial designs, (ii) trademarks, service marks, trade dress, logos, brand names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (iii) copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, (iv) trade secrets and confidential information, including know-how, concepts, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology, and business plans, (v) rights in databases and data collections (including knowledge databases, customer lists and customer databases), and (vi) domain name registrations.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“knowledge” when used herein (A) with respect to Parent and Merger Sub shall mean the actual knowledge of the persons named in Schedule A and (B) when used with respect to the Company means the actual knowledge of the persons named in Schedule B.

“Law” means any statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law.

“Lender Party” means, any Lender or any arranger, administrative agent or collateral agent in respect of the Debt Financing.

“Lender Related Party” means any former, current and future affiliates of any Lender Party and any officers, directors, managers, employees, shareholders, equityholders, members, managers, partners, agents, controlling person, advisor, attorney or representatives, or the heirs, executors, successors and assigns of any of the foregoing or any Lender Party.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Merger Sub Governing Documents” means (i) the certificate of incorporation of Merger Sub as in effect on the date hereof and (ii) the bylaws of Merger Sub as in effect on the date hereof.

“NYSE” means the New York Stock Exchange.

“Outside Date” means June 17, 2014.

“Parent Equity Plan” means Parent’s 1994 Stock Incentive Plan, as amended, 1994 Non-Employee and Director Stock Incentive Plan, 2004 Stock Incentive Plan, 2013 Stock Award and Incentive Compensation Plan, and Non-Employee Director Equity Award Program.

“Parent Governing Documents” means (i) the Articles of Incorporation of Parent as amended and in effect on the date hereof and (ii) the bylaws of Parent, as amended and restated as of the date of this Agreement.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the financial condition, business, assets, properties, or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect has occurred or is reasonably likely to exist or occur: (i) any changes in general United States or global economic conditions to the extent that such Effects do not disproportionately have a greater adverse impact on Parent relative to other companies of comparable size to Parent operating in the REIT industry, (ii) conditions (or changes therein) in the REIT industry to the extent that such Effects do not disproportionately have a greater adverse impact on Parent relative to other companies of comparable size to Parent operating in the REIT industry, (iii) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes effecting financial, credit or capital market conditions,(iv) any change in GAAP or interpretation thereof, (v) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity, (vi) any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement or any actions taken at the request or with the consent of the Company and any Effect attributable to the negotiation, execution or announcement of this Agreement and the Transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), (vii) changes in the Parent Common Stock price or the trading volume of the Parent Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (viii) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account), (ix) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, and (x) any reduction in the credit rating of Parent or the Parent Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account).

“Parent Joint Venture” means a partnership, limited liability company or other entity in which Parent or a Parent Subsidiary is a partner, member, investor or constituent with a Parent Third Party (whether or not Parent or a Parent Subsidiary holds or owns a majority of the ownership interests therein).

“Parent LP” means Essex Portfolio, L.P., a California limited partnership.

“Parent Stockholder Meeting” means the meeting of the holders of shares of Parent Common Stock for the purpose of seeking the Parent Stockholder Approval, including any postponement or adjournment thereof.

“Person” or “person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act) or other entity or organization.

“Representatives” means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent or the Company, as applicable, and its Subsidiaries.

“Specified Consent” means the consent set forth on Section 9.5 of the Company Disclosure Letter.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (ii) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a written Competing Proposal (that did not result from a material breach of Section 5.3) for or in respect of at least a majority of the outstanding Company Common Stock or assets of the Company, made by any Person on terms that the Company Board determines in good faith, after consultation with the Company’s financial and legal advisors, and considering such factors as the Company Board considers to be appropriate (including all regulatory and timing aspects of such proposal and the availability of financing), are more favorable to the Company and its stockholders than the Merger, which Competing Proposal is reasonably likely to be consummated.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or domestic or foreign taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“VWAP of Parent Common Stock” means the volume weighted average price of Parent Common Stock for a (10) trading day period, starting with the opening of trading on the first trading day to the closing of the second to last trading day prior to the Closing Date, as reported by Bloomberg.

“Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

Section 9.6 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble
“Allowed Fee”	Section 8.2(b)
“Alternative Financing”	Section 6.18(b)
“Articles of Merger”	Section 1.3
“Asset Transfer”	Section 6.17(a)
“Asset Transfer Election”	Section 6.17(a)
“Asset Transfer Notice”	Section 6.17(a)
“Asset Transfer Purchase Price”	Section 6.17(a)
“Base Premium”	Section 6.4(d)
“Book-Entry Shares”	Section 2.2(b)
“Bridge Commitment Letter	Section 4.25(a)
“Bridge Financing	Section 4.25(a)
“Cash Consideration”	Section 2.1(a)
“Cash Consideration Exchange Ratio”	Section 2.4(a)
“Certificate of Merger”	Section 1.3
“Certificates”	Section 2.2(b)
“Change in Recommendation”	Section 5.3(a)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Company”	Preamble
“Company Benefit Plans”	Section 3.11(a)
“Company Board”	Recitals
“Company Board Recommendation”	Recitals
“Company Common Stock”	Recitals
“Company Designees”	Section 1.6
“Company Disclosure Letter”	Article III
“Company Equity Awards”	Section 2.4(d)
“Company Equity Interests”	Section 3.2(a)
“Company Financial Advisor”	Section 3.21
“Company Financial Statements”	Section 3.6

“Company Ground Leases”	Section 3.19(f)
“Company Insurance Policies	Section 3.22
“Company Leases”	Section 3.19(e)
“Company Management Agreements”	Section 3.19(m)
“Company Material Contract”	Section 3.14(b)
“Company Pending Acquisitions”	Section 5.1(e)
“Company Permits”	Section 3.18(b)
“Company Permitted Liens”	Section 3.19(b)
“Company Preferred Stock”	Section 3.2(a)
“Company Properties”	Section 3.19(a)
“Company Property”	Section 3.19(a)
“Company Restricted Shares”	Section 2.4(b)
“Company SEC Documents”	Section 3.6
“Company Series D Preferred Stock”	Section 3.2(a)
“Company Shares”	Recitals
“Company Stock Option”	Section 2.4(a)
“Company Stockholder Approval”	Section 3.26
“Company Subsidiary”	Section 3.1(b)
“Company Subsidiary Partnership”	Section 3.13(f)
“Company Tax Protection Agreements”	Section 3.13(f)
“Company Termination Fee”	Section 8.2(b)(i)
“Company Third Party”	Section 3.19(i)
“Company Title Insurance Policies”	Section 3.19(k)
“Company Title Insurance Policy”	Section 3.19(k)
“Company Voting Debt”	Section 3.2(a)
“Continuing Employees”	Section 6.7(a)
“Covered Persons”	Section 6.4(a)
“Debt Exchange Offers”	Section 2.7(a)
“Debt Financing”	Section 6.18(d)
“Definitive Bridge Agreements”	Section 6.18(a)
“DGCL”	Recitals
“Disclosed Conditions”	Section 4.25(e)
“Disposition Assets”	Section 6.17(a)
“EDGAR”	Section 3.6(b)
“Effective Time”	Section 1.3
“Exchange Act”	Section 3.6
“Exchange Agent”	Section 2.2(a)
“Exchange Fund”	Section 2.2(a)
“Exchange Ratio”	Section 2.1(a)
“Existing Development Projects”	Section 5.1(t)
“Financing Proceeds”	Section 6.18(f)
“Form S-4”	Section 3.5
“Fractional Share Consideration”	Section 2.1(a)
“GAAP”	Section 3.6
“Governmental Entity”	Section 3.5
“Indemnification Agreements”	Section 6.4(a)
“Intervening Event Notice Period”	Section 5.3(e)
“Joint Proxy Statement”	Section 3.5
“Legal Proceeding”	Section 3.10
“Lenders”	Section 4.25(a)
“Lifestyle Associates”	Section 3.29
“Maryland Court”	Section 9.11(b)

“Merger”	Recitals
“Merger Consideration”	Section 2.1(a)
“Merger Sub”	Preamble
“MGCL”	Recitals
“New Notes”	Section 2.7(a)
“Notes”	Section 2.7(a)
“Offer Documents”	Section 2.7(c)
“Option Agreement”	Section 3.29
“Parent”	Preamble
“Parent Agreements”	Section 4.14(a)
“Parent Benefit Plans”	Section 4.11(a)
“Parent Board”	Recitals
“Parent Common Stock”	Section 2.1(a)
“Parent Disclosure Letter”	Article IV
“Parent Equity Awards”	Section 4.2(a)
“Parent Equity Interests”	Section 4.2(a)
“Parent Financial Advisor”	Section 4.21
“Parent Financial Statements”	Section 4.6
“Parent Ground Leases”	Section 4.19(f)
“Parent Leases”	Section 4.19(e)
“Parent Management Agreements”	Section 4.19(m)
“Parent Material Contract”	Section 4.14(b)
“Parent Permits”	Section 4.18(b)
“Parent Permitted Liens”	Section 4.19(b)
“Parent Preferred Stock”	Section 4.2(a)
“Parent Properties”	Section 4.19
“Parent Property”	Section 4.19(a)
“Parent Restricted Shares”	Section 2.4(b)
“Parent SEC Documents”	Section 4.6
“Parent Series G Preferred Stock”	Section 4.2(a)
“Parent Series H Preferred Stock”	Section 4.2(a)
“Parent Stock Option”	Section 2.4(a)
“Parent Stockholder Approval”	Section 4.26
“Parent Subsidiary”	Section 4.1(c)
“Parent Subsidiary Partnership”	Section 4.13(g)
“Parent Tax Protection Agreements”	Section 4.13(g)
“Parent Third Party”	Section 4.19(i)
“Parent Title Insurance Policies”	Section 4.19(k)
“Parent Title Insurance Policy”	Section 4.19(k)
“Parent Voting Debt”	Section 4.2(a)
“Parties”	Recitals
“Party”	Recitals
“Payee”	Section 8.2(b)
“Payor”	Section 8.2(b)
“Positive Tax Opinion or Ruling”	Section 8.2(b)
“Preferred Redemption”	Section 2.1(b)
“Qualified REIT Subsidiary”	Section 5.1(k)
“Reimbursable Expenses”	Section 8.2(b)
“REIT”	Section 3.13(b)
“REIT Dividend”	Section 6.16(a)
“Replacement Financing”	Section 6.18(g)
“Required Payment Amount”	Section 4.25(d)

“Sarbanes-Oxley Act”	Section 3.6
“SDAT”	Section 1.3
“SEC”	Section 3.5
“Securities Act”	Section 3.6
“Special Dividend”	Section 6.16(c)
“Special Dividend Amount”	Section 6.16(c)
“Stock Award Exchange Ratio”	Section 2.4(a)
“Stock Consideration”	Section 2.1(a)
“Surviving Entity”	Section 1.1
“Takeover Statutes”	Section 3.25
“Taxable REIT Subsidiary”	Section 3.13(n)
“Transactions”	Recitals

Section 9.7 Interpretation. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation,” unless the context expressly provides otherwise. As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified. References in this Agreement to any item, document or information having been “delivered,” “made available” or any variation thereof means an item or document has been delivered or made available to the applicable recipient party by posting such item, document and information to, in the case of the Company, the “Project LRM” data room on intralinks.com or the “Due Diligence” data room on rrdvenue.com, or in the case of Parent, the “Project Bronco” data room on intralinks.com, at least one (1) business day prior to the execution of this Agreement and not removed after it was posted. Any pronoun shall include the corresponding masculine, feminine and neuter forms, and the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. When reference is made herein to a Person, such reference shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.8 Counterparts. This Agreement may be executed manually or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties (including by means of electronic delivery), it being understood that the Parties need not sign the same counterpart. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 9.9 Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be amended so that until the termination of this Agreement in accordance with Section 8.1 hereof, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except (i) as provided in Section 1.6 and Section 6.4 and (ii) the right of the Company, on behalf of its stockholders, to pursue damages in the event of Parent’s or Merger Sub’s breach of this Agreement, neither this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties and, only with respect to Section 9.1(a), this Section 9.9 and Section 9.11, Section 9.12, Section 9.13 and Section  9.16, the Lender Parties and the Lender Related Parties, any rights or remedies hereunder.

Section 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy in any jurisdiction, such term or other provision shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the Parties from realizing the major portion of the economic benefits of the Mergers that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible.

Section 9.11 Governing Law; Jurisdiction.

(a) This Agreement, and all claims or causes of actions (whether at Law, in equity, in contract or in tort) that may be based upon, arise out of, or are related to, this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Maryland applicable to agreements entered into and performed entirely therein by residents thereof, without giving effect to conflicts of laws principles (whether of the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b) All Legal Proceedings and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Circuit Court for Baltimore City (Maryland) (the “Maryland Court”). Each of the Parties hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding to the Maryland Court’s Business and Technology Case Management Program. Each of the Parties hereby irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction of the Maryland Court for the purpose of any Legal Proceeding brought by any Party arising out of or relating to this Agreement or any ancillary agreement, (b) agrees not to commence any such action or proceeding except in the Maryland Court, (c) agrees that any claim with respect to any such action or proceeding shall be heard and determined in the Maryland Court, (d) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to venue of any such action or proceeding in the Maryland Court, and (e) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Maryland Court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive, subject to any rights of appeal, and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Nothing in this Agreement shall, however, limit or affect the rights of any Party to pursue appeals from any judgments or orders of the Maryland Court as provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

(c) Notwithstanding anything in preceding clause (b) to the contrary, and without limiting anything set forth in Section 9.16, each of the parties hereto agrees that it will not bring or support any suit, action or other proceeding (whether at law, in equity, in contract, in tort or otherwise) against any Lender Party or Lender Related Party in any way relating to this Agreement or any of the transactions contemplated by this Agreement (including the Transactions and any related financing), including any dispute arising out of or relating in any way to the Bridge Financing, or the performance thereof, in any forum other than any New York State court or federal court sitting in the County of New York and the Borough of Manhattan (and appellate courts thereof). The parties hereto further agree that all of the provisions of Section 9.12 relating to waiver of jury trial shall apply to any suit, action or other proceeding referenced in this Section 9.11(c).

Section 9.12 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except that (a) Merger Sub may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to (i) Parent, (ii) Parent and one or more direct or indirect wholly owned Subsidiaries of Parent, or (iii) one or more direct or indirect wholly owned Subsidiaries of Parent and (b) Parent and Merger Sub may assign, in their sole discretion and without the consent of any other Party, any or all of their rights, interests and obligations hereunder to any of their lenders or other financing sources from time to time as collateral security. Any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentences, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.14 Enforcement; Remedies.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 9.14, including the limitations set forth in Section 9.14(c), it is agreed that prior to the termination of this Agreement pursuant to Article VIII, the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement.

(c) The Parties’ right of specific enforcement is an integral part of the Transactions and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.14. In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 9.14.

Section 9.15 Tax Advice. Neither Parent, Merger Sub or their respective advisors, on the one hand, nor the Company or their respective advisors, on the other hand, make any representations or warranties to the other regarding the Tax treatment of the Merger or any other Transaction, and each of the Parties acknowledges that it is relying solely on its own Tax advisors in connection with this Agreement.

Section 9.16 No Recourse. Without limiting any other provision in this Agreement (including the rights of the Lender Parties and the Related Lender Parties set forth in Section 9.9(b), this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the parties hereto, and no Lender Party or Lender Related Party shall have any liability for any obligations or liabilities of the parties hereto or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. In no event, shall the Company or any of its affiliates, and the Company agrees not to, and to cause its affiliates not to, (A) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Lender Party or Lender Related Party or (B) seek to enforce the commitments against, make any claims for breach of the Bridge Financing or Debt Financing commitments against, or seek to recover monetary damages from, or otherwise sue, the Lender Parties or the Lender Related Parties for any reason, including in connection with the Bridge Financing or Debt Financing commitments or the obligations of Lenders thereunder. Nothing in this Section 9.16 shall in any way limit or qualify the obligations and liabilities of the parties to the Bridge Commitment Letter or the Debt Financing commitments to each other or in connection therewith.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

ESSEX PROPERTY TRUST, INC.

By	/s/ Michael Schall
Name: Michael Schall Title: President and Chief Executive Officer

BRONCO ACQUISITION SUB, INC.

By	/s/ Michael Schall
Name: Michael Schall Title: President

BRE PROPERTIES, INC.

By	/s/ Constance B. Moore
Name: Constance B. Moore Title: President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

EXHIBITS AND SCHEDULES*

*	Essex will furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon request; provided, however, that Essex may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

Annex B

FORM OF BRE VOTING AGREEMENT

(Company Shareholders)

This Voting Agreement (this “Agreement”) is made and entered into as of December 19, 2013, by and among Essex Property Trust, Inc., a Maryland corporation (“Parent”) and the undersigned shareholder (the “Shareholder”) of BRE Properties, Inc., a Maryland corporation (the “Company”).

RECITALS

A. Concurrently with the execution of this Agreement, Parent, Bronco Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides for the merger of the Company with and into Merger Sub with Merger Sub being the surviving entity (the “Merger”).

B. As a condition and an inducement to Parent’s willingness to enter into the Merger Agreement, Parent has required that the Shareholder, and the Shareholder has agreed, to enter into this Agreement with respect to all shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) that the Shareholder now or hereafter owns beneficially (as defined for purposes of this Agreement in Rule 13d-3 under the Exchange Act) or of record.

C. The Shareholder is the current beneficial or record owner, and has either sole or shared voting power over, such number of Company Common Stock (the “Company Shares”) as is indicated on Schedule A attached hereto.

D. Parent desires the Shareholder to agree, and the Shareholder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of the Company Shares and New Company Shares (as defined below), and to vote the Company Shares in a manner so as to facilitate consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Expiration Date” shall mean the earlier to occur of (i) the Effective Time or (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof.

“Permitted Transfer” shall mean, in each case, so long as (i) such Transfer is in accordance with applicable Law and (ii) the Shareholder is and at all times has been in compliance with this Agreement, any Transfer (x) to an Affiliate of the Shareholder or (y) to any member of the Shareholder’s immediate family, or to a trust for the benefit of the Shareholder or any member of the Shareholder’s immediate family, so long as such Affiliate or other permitted transferee (if applicable), in connection with such Transfer, executes a joinder to this Agreement pursuant to which such Affiliate or other permitted transferee (if applicable) agrees to become a party to this Agreement and be subject to the restrictions applicable to the Shareholder and otherwise become a party for all purposes of this Agreement; provided, that no such Transfer shall relieve the transferring Shareholder from his obligations under this Agreement.

“Transfer” shall mean (i) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any capital stock (or any security convertible or exchangeable into capital stock) or interest in any capital stock, or (ii) entering into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise.

2. Agreement to Retain Company Shares.

2.1 Transfer and Encumbrance of Company Shares. Other than a Permitted Transfer, until the Expiration Date, the Shareholder shall not (i) Transfer any of the Company Shares or New Company Shares, or (ii) deposit any Company Shares or New Company Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Company Shares or New Company Shares or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto.

2.2 Additional Purchases. The Shareholder agrees that any Company Common Shares and any other capital shares of the Company that the Shareholder purchases or otherwise acquires or with respect to which the Shareholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date (the “New Company Shares”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Company Shares.

2.3 Unpermitted Transfers. Any Transfer or attempted Transfer of any of the Company Shares or New Company Shares in violation of this Section 2 shall, to the fullest extent permitted by Law, be null and void ab initio, and the Company shall not, and shall instruct their transfer agent and other third parties not to, record or recognize any such purported Transfer on the share register of the Company. Notwithstanding the foregoing or any other provision in this Agreement to the contrary, to the extent any Company Shares held by the Shareholder subject to any Lien (as set forth on Schedule A hereto) become subject to foreclosure, forfeiture or other similar proceedings, thereby causing the Shareholder to be unable to comply with his obligations under this Agreement with respect to such securities, neither the Shareholder nor the Company shall be deemed to be in breach of this Agreement with respect to the Shareholder’s obligations with respect to such Company Shares.

3. Agreement to Vote and Approve; Irrevocable Proxy.

3.1 Company Shares. Hereafter until the Expiration Date, at every meeting of the shareholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Company with respect to any of the following matters, the Shareholder shall, or shall cause the holder of record on any applicable record date to (including via proxy), vote or cause to be voted, the Company Shares and any New Company Shares: (i) in favor of the approval of the Merger and the other Transactions, (ii) in favor of any other matter that is required to facilitate the consummation of the Merger and the other transactions contemplated by the Merger Agreement, (iii) in favor of any proposal to adjourn a meeting of the shareholders of the Company to solicit additional proxies in favor of the approval of the Merger and the other Transactions, and (iv) against (a) any Competing Proposal for the Company, (b) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being fulfilled, and (c) any action which could reasonably be expected to impede, interfere with, materially delay, materially postpone or adversely affect consummation of the Transactions.

3.2 Irrevocable Proxy. By execution of this Agreement, the Shareholder does hereby appoint and constitute Parent, Keith R. Guericke and Michael J. Schall, and any one or more other individuals designated by

Parent, and each of them individually, until the Expiration Date (at which time this proxy shall automatically be revoked), with full power of substitution and resubstitution, as the Shareholder’s true and lawful attorneys-in-fact and irrevocable proxies, to the fullest extent of the Shareholder’s rights with respect to the Company Shares and any New Company Shares, to vote each of the Company Shares and any New Company Shares solely with respect to the matters set forth in Section 3 hereof; provided, however, the foregoing shall only be effective if the Shareholder fails to be counted as present, to consent or to vote the Shareholder’s Company Shares and New Company Shares, as applicable, in accordance with Section 3 above. The Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Date for all purposes, including without limitation Section 2-507(d) of the Maryland General Corporation Law, and hereby revokes any proxy previously granted by the Shareholder with respect to the Company Shares or New Company Shares. The Shareholder hereby ratifies and confirms all actions that the proxies appointed hereunder may lawfully do or cause to be done in accordance with this Agreement.

4. Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company, Parent, any of the Persons identified in Section 3.2 or any other Person any direct or indirect ownership or incidence of ownership of or with respect to, or pecuniary interest in, any of the Company Shares or New Company Shares. All rights, ownership and economic benefits of and relating to, and pecuniary interest in, the Company Shares and New Company Shares shall remain vested in and belong to the Shareholder, and neither the Company, Parent, the Persons identified in Section 3.2 nor any other Person shall have any power or authority to direct either the Shareholder in the voting or disposition of any of the Company Shares or New Company Shares, except as otherwise expressly provided in this Agreement.

5. Representations, Warranties and Covenants of the Shareholder. The Shareholder hereby represents, warrants and covenants to Parent as follows:

5.1 Due Authority. The Shareholder has the legal capacity and full power and authority to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 3.2 hereof. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid and binding agreement of the Shareholder enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.

5.2 Ownership of Company Shares. As of the date hereof, the Shareholder (i) is the beneficial or record owner of the Company Shares indicated on Schedule A hereto, free and clear of any and all Liens, other than those created by this Agreement, those related to margin related loans or as would not prevent the Shareholder from performing his obligations under this Agreement, and (ii) has either sole or shared voting power over all of the Company Shares. As of the date hereof, the Shareholder does not own, beneficially or of record, any capital stock or other securities of the Company other than the Company Shares set forth on Schedule A. As of the date hereof, the Shareholder does not own, beneficially or of record, any rights to purchase or acquire any shares of capital stock of the Company.

5.3 No Conflict; Consents.

(a) The execution and delivery of this Agreement by the Shareholder do not, and the performance by the Shareholder of the obligations under this Agreement and the compliance by the Shareholder with any provisions hereof do not and will not: (i) conflict with or violate in any material respect any Laws applicable to the Shareholder or the Company Shares, or (ii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Company Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or the Company Shares are bound.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person, is required by or with respect to the Shareholder in connection with the execution and delivery of this Agreement or the consummation by the Shareholder of the transactions contemplated hereby.

5.4 Absence of Litigation. There is no Action pending against, or, to the knowledge of the Shareholder, threatened against or affecting, the Shareholder or any of its Affiliates or any of their respective properties or assets (including the Company Shares) at Law or in equity that could reasonably be expected to impair or adversely affect the ability of the Shareholder to perform the Shareholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

6. Further Assurances. From time to time, at the request of the Company and without further consideration, the Shareholder shall take such further action as may reasonably be requested by the Company to carry out the intent of this Agreement.

7. Termination. This Agreement shall terminate and shall have no further force or effect on the Expiration Date.

8. Notice of Certain Events. The Shareholder shall notify Parent promptly of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach in any material respect of the representations and warranties of the Shareholder under this Agreement and (b) the receipt by the Shareholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement; provided, however, that the delivery of any notice pursuant to this Section 8 shall not limit or otherwise affect the remedies available to any party.

9. Miscellaneous.

9.1 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

9.2 Binding Effect; Assignment; Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. The Company shall be express third party beneficiaries of the agreements of the Shareholder contained in this Agreement.

9.3 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

9.4 Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in the State of Maryland, in addition to any other remedy to which they may be entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

9.5 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by facsimile or e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a)	if to Parent to:

Essex Property Trust, Inc.

925 East Meadow Drive

Palo Alto, California 94303

Telephone:	(650) 494-3700
Facsimile:	(650) 494-8743
Attention:	Michael J. Schall

Chief Executive Officer and President

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

Exchange Place

53 State Street

Boston, MA 02109

Telephone:	(617) 570-1000
Facsimile:	(617) 523-1231
Attention:	Gilbert G. Menna

John T. Haggerty

(b)	if to the Shareholder:

To the address for notice set forth on the last page hereof.

Or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

10.6 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with the internal laws of the State of Maryland without regard to its rules of conflict of laws. The parties hereto irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the Circuit Court for Baltimore City (Maryland) (the “Maryland Court”) and the Maryland Court’s Business and Technology Case Management Program for any litigation arising out of this Agreement and the transactions contemplated hereby (and agree not to commence any litigation relating thereto except in such court), waive any objection to the laying of venue of any such litigation in the Maryland Court and agree not to plead or claim in the Maryland Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties to this Agreement hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding to the Maryland Court’s Business and Technology Case Management Program. Nothing in this Agreement shall limit or affect the rights of any party to pursue appeals from any judgments or order of the Maryland Court as provided by law.

10.7 WAIVER OF JURY TRIAL. EACH OF THE PARENT AND THE SHAREHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARENT OR THE SHAREHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.8 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

10.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

10.10 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

10.11 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the Merger Agreement is executed by all parties thereto, and (ii) this Agreement is executed by all parties hereto.

10.12 Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

10.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Merger is consummated.

10.14 Action in Shareholder Capacity Only. No Person executing this Agreement who is or becomes during the term of this Agreement a director, officer or fiduciary of the Company shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director, officer or fiduciary of the Company. The parties acknowledge and agree that this Agreement is entered into by the Shareholder solely in his or her capacity as the beneficial owner or record holder of the Shareholder’s Company Shares and nothing in this Agreement shall restrict, limit or affect in any respect any actions taken by the Shareholder in his or her capacity as a director, officer or fiduciary of the Company. The Shareholder shall have no liability to Parent under this Agreement as a result of any action or inaction by the Shareholder acting in his or her capacity as a director, officer or fiduciary of the Company, it being understood that any action taken by the Shareholder in such capacity to approve a Change in Recommendation shall have no effect on the obligations of the Shareholder under this Agreement as the record holder or beneficial owner of the Company Shares or New Company Shares if this Agreement has not been terminated in accordance with its terms. For the avoidance of doubt, nothing in this Section 10.14 shall in any way modify, alter or amend any of the terms of the Merger Agreement.

10.15 Documentation and Information. The Shareholder consents to and authorizes the publication and disclosure by the Company and Parent of the Shareholder’s identity and holdings of the Company Shares, and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement, in any press release or any other disclosure document required in connection with the Merger or any other transaction contemplated by the Merger Agreement. As promptly as practicable, the Shareholder shall notify Parent of any required corrections with respect to any written information supplied by such Shareholder specifically for use in any such disclosure document, if and to the extent such Shareholder becomes aware that any have become false or misleading in any material respect.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

ESSEX PROPERTY TRUST, INC.

By:
Name:
Title:

SHAREHOLDER

By:

Shareholder’s Address for Notice:

Voting Agreement

SOLELY FOR PURPOSES OF

SECTIONS 2.3 AND 3.2 HEREOF:

BRE PROPERTIES, INC.

By:
Name:
Title:

Voting Agreement

SCHEDULE A

Number of Shares
Company Shares

Annex C

FORM OF ESSEX VOTING AGREEMENT

(Parent Shareholders)

This Voting Agreement (this “Agreement”) is made and entered into as of December 19, 2013, by and among BRE Properties, Inc., a Maryland corporation (the “Company”) and the undersigned shareholder (the “Shareholder”) of Essex Property Trust, Inc., a Maryland corporation (“Parent”).

RECITALS

A. Concurrently with the execution of this Agreement, Parent, Bronco Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides for the merger of the Company with and into Merger Sub with Merger Sub being the surviving entity (the “Merger”).

B. As a condition and an inducement to the Company’s willingness to enter into the Merger Agreement, the Company has required that the Shareholder, and the Shareholder has agreed, to enter into this Agreement with respect to (i) all shares of common stock, par value $0.0001 per share, of Parent (“Parent Common Stock”) that the Shareholder now or hereafter owns beneficially (as defined for purposes of this Agreement in Rule 13d-3 under the Exchange Act) or of record and (ii) all limited partnership interests designated as a “Partnership Unit” (“Parent OP Units”) under the Second Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P., dated as of May 27, 2009, as amended, modified or supplemented from time to time (the “Parent LP Agreement”), that the Shareholder now or hereafter owns, if any, beneficially or of record.

C. The Shareholder is the current beneficial or record owner, and has either sole or shared voting power over, such number of Parent Common Stock (the “Parent Shares”) and Parent OP Units (“Parent Units”), if any, as is indicated on Schedule A attached hereto.

D. The Company desires the Shareholder to agree, and the Shareholder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of the Parent Shares, New Parent Shares (as defined below), Parent Units and New Parent Units (as defined below), and to vote the Parent Shares in a manner so as to facilitate consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Expiration Date” shall mean the earlier to occur of (i) the Effective Time or (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof.

“Permitted Transfer” shall mean, in each case, so long as (i) such Transfer is in accordance with applicable Law and (ii) the Shareholder is and at all times has been in compliance with this Agreement, any Transfer (x) to an Affiliate of the Shareholder or (y) to any member of the Shareholder’s immediate family, or to a trust for the benefit of the Shareholder or any member of the Shareholder’s immediate family, so long as such Affiliate or other permitted transferee (if applicable), in connection with such Transfer, executes a joinder to this Agreement pursuant to which such Affiliate or other permitted transferee (if applicable) agrees to become a party to this

Agreement and be subject to the restrictions applicable to the Shareholder and otherwise become a party for all purposes of this Agreement; provided, that no such Transfer shall relieve the transferring Shareholder from his obligations under this Agreement.

“Transfer” shall mean (i) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any capital stock (or any security convertible or exchangeable into capital stock) or interest in any capital stock, or (ii) entering into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise. For purposes of this Agreement, (i) “capital stock” shall include interests in a limited partnership and (ii) “Transfer” shall not include a redemption of Parent OP Units pursuant to the terms of the Parent LP Agreement.

2. Agreement to Retain Parent Shares and Parent Units.

2.1 Transfer and Encumbrance of Parent Shares and Parent Units. Other than a Permitted Transfer, until the Expiration Date, the Shareholder shall not (i) Transfer any of the Parent Shares, New Parent Shares, Parent Units or New Parent Units, or (ii) deposit any Parent Shares, New Parent Shares, Parent Units or New Parent Units into a voting trust or enter into a voting agreement or arrangement with respect to such Parent Shares, New Parent Shares, Parent Units or New Parent Units or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto.

2.2 Additional Purchases. The Shareholder agrees that any Parent Common Shares, Parent OP Units, other capital shares of Parent that the Shareholder purchases or otherwise acquires, including Parent Common Shares received upon redemption of Parent OP Units pursuant to the terms of the Parent LP Agreement, or with respect to which the Shareholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date (the “New Parent Shares”), and other partnership interests of Parent LP that the Shareholder purchases or otherwise acquires or with respect to which the Shareholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date (the “New Parent Units”), shall, in each case, be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Parent Shares or Parent Units, as applicable.

2.3 Unpermitted Transfers. Any Transfer or attempted Transfer of any of the Parent Shares, New Parent Shares, Parent Units or New Parent Units in violation of this Section 2 shall, to the fullest extent permitted by Law, be null and void ab initio, and Parent and Parent LP shall not, and shall instruct their transfer agent and other third parties not to, record or recognize any such purported Transfer on the share register of Parent or the books and records of Parent LP. Notwithstanding the foregoing or any other provision in this Agreement to the contrary, to the extent any Parent Shares or Parent Units held by the Shareholder subject to any Lien become subject to foreclosure, forfeiture or other similar proceedings, thereby causing the Shareholder to be unable to comply with his obligations under this Agreement with respect to such securities, neither the Shareholder nor Parent shall be deemed to be in breach of this Agreement with respect to the Shareholder’s obligations with respect to such Parent Shares or Parent Units.

3. Agreement to Vote and Approve; Irrevocable Proxy.

3.1 Parent Shares. Hereafter until the Expiration Date, at every meeting of the shareholders of Parent called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of Parent with respect to any of the following matters, the Shareholder shall, or shall cause the holder of record on any applicable record date to (including via proxy), vote or cause to be voted, the Parent Shares and any New Parent Shares: (i) in favor of the issuance of

Parent Common Stock in connection with the Merger, (ii) in favor of any other matter that is required to facilitate the consummation of the Merger and the other transactions contemplated by the Merger Agreement, (iii) in favor of any proposal to adjourn a meeting of the shareholders of Parent to solicit additional proxies in favor of the approval of the issuance of the Parent Common Stock in connection with the Merger, and (iv) against (a) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being fulfilled, and (b) any action which could reasonably be expected to impede, interfere with, materially delay, materially postpone or adversely affect consummation of the Transactions.

3.2 Irrevocable Proxy. By execution of this Agreement, the Shareholder does hereby appoint and constitute the Company, Connie Moore and John Schissel, and any one or more other individuals designated by the Company, and each of them individually, until the Expiration Date (at which time this proxy shall automatically be revoked), with full power of substitution and resubstitution, as the Shareholder’s true and lawful attorneys-in-fact and irrevocable proxies, to the fullest extent of the Shareholder’s rights with respect to the Parent Shares and any New Parent Shares, to vote each of the Parent Shares and any New Parent Shares solely with respect to the matters set forth in Section 3 hereof; provided, however, the foregoing shall only be effective if the Shareholder fails to be counted as present, to consent or to vote the Shareholder’s Parent Shares and New Parent Shares, as applicable, in accordance with Section 3 above. The Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Date for all purposes, including without limitation Section 2-507(d) of the Maryland General Corporation Law, and hereby revokes any proxy previously granted by the Shareholder with respect to the Parent Shares or New Parent Shares. The Shareholder hereby ratifies and confirms all actions that the proxies appointed hereunder may lawfully do or cause to be done in accordance with this Agreement.

4. Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company, Parent, any of the Persons identified in Section 3.2 or any other Person any direct or indirect ownership or incidence of ownership of or with respect to, or pecuniary interest in, any of the Parent Shares or New Parent Shares. All rights, ownership and economic benefits of and relating to, and pecuniary interest in, the Parent Shares and New Parent Shares shall remain vested in and belong to the Shareholder, and neither the Company, Parent, the Persons identified in Section 3.2 nor any other Person shall have any power or authority to direct either the Shareholder in the voting or disposition of any of the Parent Shares or New Parent Shares, except as otherwise expressly provided in this Agreement.

5. Representations, Warranties and Covenants of the Shareholder. The Shareholder hereby represents, warrants and covenants to the Company as follows:

5.1 Due Authority. The Shareholder has the legal capacity and full power and authority to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 3.2 hereof. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid and binding agreement of the Shareholder enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.

5.2 Ownership of Parent Shares and Parent Units. As of the date hereof, the Shareholder (i) is the beneficial or record owner of the Parent Shares and Parent OP Units indicated on Schedule A hereto, free and clear of any and all Liens, other than those created by this Agreement, those related to margin related loans or as would not prevent the Shareholder from performing his obligations under this Agreement, and (ii) has either sole or shared voting power over all of the Parent Shares. As of the date hereof, the Shareholder does not own, beneficially or of record, any capital stock or other securities of Parent or Parent LP other than the Parent Common Shares and Parent OP Units set forth on Schedule A. As of the date hereof, the Shareholder does not own, beneficially or of record, any rights to purchase or acquire any shares of capital stock of Parent or Parent LP.

5.3 No Conflict; Consents.

(a) The execution and delivery of this Agreement by the Shareholder do not, and the performance by the Shareholder of the obligations under this Agreement and the compliance by the Shareholder with any provisions hereof do not and will not: (i) conflict with or violate in any material respect any Laws applicable to the Shareholder, the Parent Shares or the Parent Units, or (ii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Parent Shares or the Parent Units pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Shareholder is a party or by which the Shareholder, the Parent Shares or the Parent Units are bound.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person, is required by or with respect to the Shareholder in connection with the execution and delivery of this Agreement or the consummation by the Shareholder of the transactions contemplated hereby.

5.4 Absence of Litigation. There is no Action pending against, or, to the knowledge of the Shareholder, threatened against or affecting, the Shareholder or any of its Affiliates or any of their respective properties or assets (including the Parent Shares and the Parent Units) at Law or in equity that could reasonably be expected to impair or adversely affect the ability of the Shareholder to perform the Shareholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

6. Further Assurances. From time to time, at the request of the Company and without further consideration, the Shareholder shall take such further action as may reasonably be requested by the Company to carry out the intent of this Agreement.

7. Termination. This Agreement shall terminate and shall have no further force or effect on the Expiration Date.

8. Notice of Certain Events. The Shareholder shall notify the Company promptly of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach in any material respect of the representations and warranties of the Shareholder under this Agreement and (b) the receipt by the Shareholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement; provided, however, that the delivery of any notice pursuant to this Section 8 shall not limit or otherwise affect the remedies available to any party.

9. Miscellaneous.

9.1 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

9.2 Binding Effect; Assignment; Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Parent and Parent LP shall be express third party beneficiaries of the agreements of the Shareholder contained in this Agreement.

9.3 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

9.4 Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in the State of Maryland, in addition to any other remedy to which they may be entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

9.5 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by facsimile or e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a)	if to the Company to:

BRE Properties, Inc.

525 Market Street, 4th Floor

San Francisco, CA 94105

Telephone: (415) 445-6530

Facsimile:

Attention:	Constance B. Moore

President and Chief Executive Officer

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

505 Montgomery Street

San Francisco, California 94111

Attention:	John M. Newell

William J. Cernius

Facsimile: (415) 395-8095

(b)	if to the Shareholder:

To the address for notice set forth on the last page hereof.

Or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

10.6 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with the internal laws of the State of Maryland without regard to its rules of conflict of laws. The parties hereto irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the Circuit Court for Baltimore City (Maryland) (the “Maryland Court”) and the Maryland Court’s Business and Technology Case Management Program for any litigation arising out of this Agreement and the transactions contemplated hereby (and agree not to commence any litigation relating thereto except in such court), waive any objection to the laying of venue of any such litigation in the Maryland Court and agree not to plead or claim in the Maryland Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties to this Agreement hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding to the Maryland Court’s Business and Technology Case Management Program. Nothing in this

Agreement shall limit or affect the rights of any party to pursue appeals from any judgments or order of the Maryland Court as provided by law.

10.7 WAIVER OF JURY TRIAL. EACH OF THE COMPANY AND THE SHAREHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE COMPANY OR THE SHAREHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.8 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

10.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

10.10 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

10.11 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the Merger Agreement is executed by all parties thereto, and (ii) this Agreement is executed by all parties hereto.

10.12 Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

10.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Merger is consummated.

10.14 Action in Shareholder Capacity Only. No Person executing this Agreement who is or becomes during the term of this Agreement a director, officer or fiduciary of Parent shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director, officer or fiduciary of Parent. The parties acknowledge and agree that this Agreement is entered into by the Shareholder solely in his or her capacity as the beneficial owner or record holder of the Shareholder’s Parent Shares and Parent Units and nothing in this Agreement shall restrict, limit or affect in any respect any actions taken by the Shareholder in his or her capacity as a director, officer or fiduciary of Parent. The Shareholder shall have no liability to the Company under this Agreement as a result of any action or inaction by the Shareholder acting in his or her capacity as a director, officer or fiduciary of Parent.

10.15 Documentation and Information. The Shareholder consents to and authorizes the publication and disclosure by the Company and Parent of the Shareholder’s identity and holdings of the Parent Shares and Parent Units, and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement, in any press release or any other disclosure document required in connection with the Merger or any other transaction contemplated by the Merger Agreement. As promptly as practicable, the Shareholder shall notify the Company of any required corrections with respect to any written information supplied by such Shareholder specifically for use in any such disclosure document, if and to the extent such Shareholder becomes aware that any have become false or misleading in any material respect.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

BRE PROPERTIES, INC.

By:
Name:
Title:

SHAREHOLDER

By:

Shareholder’s Address for Notice:

Voting Agreement

SOLELY FOR PURPOSES OF SECTIONS 2.3 AND 3.2 HEREOF:

ESSEX PROPERTY TRUST, INC.

By:
Name:
Title:

Voting Agreement

SCHEDULE A

Number of Shares or Units
Parent Shares
Parent Units

Annex D

[LETTERHEAD OF UBS SECURITIES LLC]

December 18, 2013

The Board of Directors

Essex Property Trust, Inc.

925 East Meadow Drive

Palo Alto, California 94303

Dear Members of the Board:

We understand that Essex Property Trust, Inc., a Maryland real estate investment trust (the “Company”), is considering a transaction whereby the Company will acquire control of BRE Properties, Inc., a Maryland real estate investment trust (“BRE”). Pursuant to the terms of an Agreement and Plan of Merger, draft dated December 17, 2013 (the “Agreement”), by and among BRE, the Company and Bronco Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Sub”), BRE will merge with and into Sub, with Sub continuing as the surviving entity, as a result of which the successor entity to BRE will be a wholly owned subsidiary of the Company (the “Transaction”), and all of the issued and outstanding shares of the common stock, par value $0.01 per share, of BRE (“BRE Common Stock”) will be converted into the right to receive, for each outstanding share of BRE Common Stock, (x) 0.2971 shares of the common stock, par value $0.0001 per share, of the Company (“Company Common Stock” and, such aggregate number of shares of Company Common Stock, the “Stock Consideration”), and (y) $12.33 in cash (the “Cash Consideration” and, collectively with the Stock Consideration, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the Company of the Consideration to be paid by the Company in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. UBS has been requested by the Company to provide financing to the Company in connection with the Transaction and, in such event, would receive compensation in connection therewith. In the past, UBS and its affiliates have provided investment banking services to the Company and BRE unrelated to the proposed Transaction, for which UBS and its affiliates received compensation, including having acted as a joint book-running manager in BRE’s offering of $300 million 3.375% Senior Notes due 2023 completed in 2012. In addition, UBS or an affiliate is a participant in a credit facility of BRE for which it received and continues to receive fees and interest payments. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and BRE and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Transaction or any related transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Transaction or any related transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any related transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or any related documents or the form of the Transaction or any related transaction, including without limitation (i) any joint venture arrangement that may be entered into in connection with the Transaction or (ii) any other transfer, sale or other disposition of any assets of BRE or the Company in connection with the consummation of the Transaction.

The Board of Directors

Essex Property Trust, Inc.

December 18, 2013

In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. We express no opinion as to what the value of Company Common Stock will be when issued pursuant to the Transaction or the prices at which Company Common Stock or BRE Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the parties to the Agreement will comply with all material terms of the Agreement and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed, at your direction, that all governmental, regulatory or other consents and approvals necessary, proper or advisable for the consummation of the Transaction (including, without limitation, the Specified Consents (as such term is defined in the Agreement)) will be obtained without any adverse effect on the Company, BRE or the Transaction in any way meaningful to our analysis.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to BRE and the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of BRE that were provided to us by the managements of BRE and the Company and not publicly available, including (A) financial forecasts and estimates of BRE prepared by the management of BRE and (B) financial forecasts and estimates of BRE prepared by the management of the Company, provided that for purposes of our analysis we have utilized, at your direction, the financial forecasts and estimates of BRE prepared by the management of the Company; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iv) reviewed certain estimates of synergies prepared by the management of the Company that were provided to us by the Company and not publicly available that you have directed us to utilize for purposes of our analysis; (v) conducted discussions with members of the senior managements of the Company and BRE concerning the businesses and financial prospects of BRE and the Company; (vi) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vii) compared the financial terms of the Transaction with the financial terms of certain other transactions we believe to be generally relevant, which financial terms were either publicly available or provided to us by the management of the Company; (viii) reviewed current and historical market prices of Company Common Stock and BRE Common Stock; (ix) considered certain pro forma effects of the Transaction on the Company’s financial statements; (x) reviewed the Agreement; and (xi) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or BRE, nor have we been furnished with any such evaluation or appraisal (except that BRE management provided to us appraisals of four individual properties of BRE). With respect to the financial forecasts, estimates, synergies and pro forma effects referred to above that we have utilized for our analysis, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and BRE and such synergies and pro forma effects. In addition, we have assumed with your approval that the financial forecasts and estimates, including synergies, referred to above will be achieved at the times and in the amounts projected. We also have assumed, with your consent, that the Transaction will qualify for U.S. federal income tax purposes as a

The Board of Directors

Essex Property Trust, Inc.

December 18, 2013

reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have been advised by the Company and BRE that each of the Company and BRE has operated in conformity with the requirements for qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes since its formation as a REIT and we have assumed, at your direction, that the Transaction will not adversely affect such status or operations of the Company or BRE. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by the Company in the Transaction is fair, from a financial point of view, to the Company.

This opinion is provided for the benefit of the Board of Directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Consideration in the Transaction.

Very truly yours,

/s/ UBS Securities LLC

UBS SECURITIES LLC

Annex E

[LETTERHEAD OF WELLS FARGO SECURITIES, LLC]

December 18, 2013

The Board of Directors

BRE Properties, Inc.

525 Market Street, 4th Floor

San Francisco, California 94105

The Board of Directors:

The Board of Directors (the “Board”) of BRE Properties, Inc., a Maryland corporation (“BRE”), has asked Wells Fargo Securities, LLC (“Wells Fargo Securities”) to advise it with respect to the fairness, from a financial point of view, to holders of the common stock, par value $0.01 per share, of BRE (“BRE Common Stock”), other than as specified below, of the Merger Consideration (defined below) to be received by such holders pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) among BRE, Essex Property Trust, Inc., a Maryland corporation (“Essex”), and Bronco Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Essex (“Merger Sub”). Pursuant to the Merger Agreement, BRE will be merged with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity of the Merger, and each outstanding share of BRE Common Stock will be converted into the right to receive (i) $12.33 in cash (the “Cash Consideration”) and (ii) 0.2971 (the “Exchange Ratio”) of a share of the common stock, par value $0.0001 per share, of Essex (“Essex Common Stock”) (such number of shares of Essex Common Stock issuable pursuant to the Exchange Ratio, the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), subject to certain adjustments as specified in the Merger Agreement. The terms and conditions of the Merger and related transactions are more fully set forth in the Merger Agreement.

In arriving at our opinion, we have, among other things:

•	Reviewed an execution version, provided to us on December 18, 2013, of the Merger Agreement, including the financial terms thereof;

•	Reviewed certain publicly available business, financial and other information regarding BRE and Essex, including information set forth in their respective annual reports to stockholders and annual reports on Form 10-K for the fiscal years ended December 31, 2010, 2011 and 2012 and quarterly reports on Form 10-Q for the period ended September 30, 2013;

•	Reviewed certain other business and financial information regarding BRE and Essex furnished to us by and discussed with the managements of BRE and Essex, including financial forecasts relating to BRE for the fiscal years ending December 31, 2013 through December 31, 2016 and certain estimates and other data for the fiscal year ending December 31, 2017 prepared by BRE’s management and financial forecasts relating to Essex for the fiscal years ending December 31, 2013 through December 31, 2016 and certain estimates and other data for the fiscal year ending December 31, 2017 prepared by Essex’s management;

•	Discussed with the managements of BRE and Essex the operations and prospects of BRE and Essex, including the historical financial performance and trends in the results of operations of BRE and Essex;

•	Participated in discussions and negotiations among representatives of BRE, Essex and their respective advisors regarding the proposed Merger;

•	Reviewed reported prices and trading activity for BRE Common Stock and Essex Common Stock;

•	Analyzed the estimated net asset value of each of BRE’s and Essex’s real estate portfolios and other assets based upon the financial forecasts and estimates referred to above and assumptions relating thereto discussed with and confirmed as reasonable by the managements of BRE and Essex;

•	Compared certain financial data of BRE and Essex with similar data of certain publicly traded companies that we deemed relevant in evaluating BRE and Essex;

The Board of Directors

BRE Properties, Inc.

December 18, 2013

•	Analyzed the estimated present value of the future dividends per share of BRE and Essex based upon the financial forecasts and estimates referred to above and assumptions relating thereto discussed with and confirmed as reasonable by the managements of BRE and Essex; and

•	Considered such other information, such as financial studies and analyses, as well as financial, economic and market criteria, and made such other inquiries, as we deemed relevant.

In connection with our review, we have assumed and relied upon the accuracy and completeness of the financial and other information provided, discussed with or otherwise made available to us, including all accounting, tax, regulatory and legal information, and we have not made (and have not assumed any responsibility for) any independent verification of such information. We have relied upon assurances of the managements of BRE and Essex that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts, estimates and other information relating to BRE and Essex utilized in our analyses, we have been advised by the respective managements of BRE and Essex and, at the direction of the Board, we have assumed that they have been reasonably prepared and reflect the best currently available estimates, judgments and assumptions as to the future financial performance of BRE and Essex, as the case may be, the potential pro forma financial effects of, and potential synergies that may result from, the Merger and the other matters covered thereby. We assume no responsibility for, and express no view as to, such forecasts, estimates or other information or the judgments or assumptions upon which they are based. We also have assumed that there have been no meaningful changes in the condition (financial or otherwise), results of operations, businesses or prospects of BRE or Essex since the respective dates of the most recent financial statements and other information provided to us. We have relied, at the direction of the Board, upon the assessments of the managements of BRE and Essex as to (i) the potential impact on BRE and Essex of certain trends and recent developments in, and prospects for, the commercial real estate market and related credit and financial markets and (ii) the ability to integrate the businesses of BRE and Essex. We have assumed, with the Board’s consent, that there will be no developments with respect to any such matters that would have an adverse effect on BRE, Essex or the Merger (including the contemplated benefits thereof) or that would otherwise be meaningful in any respect to our analyses or opinion. We also have assumed, with the Board’s consent, that there will not be any adjustments to the Merger Consideration that would be meaningful in any respect to our analyses or opinion.

In arriving at our opinion, we have not conducted physical inspections of the properties or assets of BRE, Essex or any other entity, nor have we made or been provided with any evaluations or appraisals of the properties, assets or liabilities (contingent or otherwise) of BRE, Essex or any other entity. We also have not evaluated the solvency or fair value of BRE, Essex or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

In rendering our opinion, we have assumed, at the direction of the Board, that the final form of the Merger Agreement, when signed by the parties thereto, will not differ from the execution version of the Merger Agreement reviewed by us in any respect meaningful to our analyses or opinion, that the Merger and related transactions will be consummated in accordance with the terms described in the Merger Agreement and in compliance with all applicable laws and other requirements without amendment or waiver of any material terms or conditions and that, in the course of obtaining any necessary legal, regulatory or third party consents, approvals or agreements for the Merger and related transactions, no delay, limitation or restriction will be imposed or action will be taken that will have an adverse effect on BRE, Essex, the Merger or related transactions. We also have assumed, at the direction of the Board, that the Merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have been advised that each of BRE and Essex has operated in conformity with the

The Board of Directors

BRE Properties, Inc.

December 18, 2013

requirements for qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes since its formation as a REIT and further have assumed, at the direction of the Board, that the Merger and related transactions will not adversely affect such status or operations.

We are not expressing any opinion as to what the value of Essex Common Stock actually will be when issued pursuant to the Merger or the prices at which BRE Common Stock or Essex Common Stock will trade at any time. Our opinion is necessarily based on economic, market, financial and other conditions existing, and information made available to us, as of the date hereof. As the Board is aware, the credit, financial and stock markets have experienced significant volatility and we express no opinion or view as to any potential effects of such volatility on BRE, Essex, the Merger or related transactions. Although subsequent developments may affect the matters set forth in this opinion, we do not have any obligation to update, revise, reaffirm or withdraw this opinion or otherwise comment on or consider any such events occurring or coming to our attention after the date hereof.

Our opinion only addresses the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration to be received by holders of BRE Common Stock (other than Essex, Merger Sub and their respective affiliates) pursuant to the Merger Agreement to the extent expressly specified herein, and does not address any other terms, aspects or implications of the Merger or any related transactions, including, without limitation, the form or structure of the Merger Consideration or the Merger, any adjustments to the Merger Consideration, any asset sale, transfer or other disposition by BRE prior to consummation of the Merger or any voting agreement or other agreement, arrangement or understanding entered into in connection with or contemplated by the Merger, any related transactions or otherwise. In addition, our opinion does not address the fairness of the amount or nature of, or any other aspects relating to, any compensation to be received by any officers, directors or employees of any parties to the Merger or related transactions, or class of such persons, relative to the Merger Consideration or otherwise. Our opinion does not address the merits of the underlying decision by BRE to enter into the Merger Agreement or the relative merits of the Merger or related transactions compared with other business strategies or transactions available or that have been or might be considered by the management of BRE or the Board or in which BRE might engage. We also are not expressing any view or opinion with respect to, and with the Board’s consent have relied upon the assessments of representatives of BRE regarding, accounting, tax, regulatory, legal or similar matters as to which we understand that BRE obtained such advice as it deemed necessary from qualified professionals.

The issuance of this opinion was approved by an authorized committee of Wells Fargo Securities. Wells Fargo Securities is the trade name for certain capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC. Wells Fargo Securities has been engaged as financial advisor to BRE in connection with the Merger and will receive a fee for such services, a portion of which will be payable upon delivery of this opinion and a substantial portion of which is contingent upon consummation of the Merger. BRE has agreed to reimburse certain of Wells Fargo Securities’ expenses and to indemnify us and certain related parties against certain liabilities that may arise out of our engagement. Wells Fargo Securities and our affiliates provide a full range of investment banking and financial advisory, securities trading, brokerage and lending services in the ordinary course of business for which we and such affiliates receive customary fees. Wells Fargo Securities and our affiliates in the past have provided, currently are providing, and in the future may provide banking and other financial services to BRE, Essex and their respective affiliates for which Wells Fargo Securities and our affiliates have received and expect to receive fees, including (i) having acted as a placement agent or joint bookrunner for certain equity or debt offerings of BRE, (ii) acting as a lender under, and as administrative agent or co-lead arranger for, certain credit facilities of BRE, (iii) having acted as joint book-running manager for certain debt offerings of Essex and Essex Portfolio, L.P. (“Essex

The Board of Directors

BRE Properties, Inc.

December 18, 2013

Portfolio”) and (iv) acting as a lender under, and as co-lead arranger, joint bookrunner or co-documentation agent for, certain credit facilities of Essex and Essex Portfolio. In the ordinary course of business, Wells Fargo Securities and our affiliates may actively trade, hold or otherwise effect transactions in the securities or financial instruments (including bank loans or other obligations) of BRE, Essex and their respective affiliates for our and our affiliates’ own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities or financial instruments.

It is understood that this opinion is for the information and use of the Board (in its capacity as such) in its evaluation of the Merger. Our opinion does not constitute a recommendation to the Board or any other person or entity in respect of the Merger or any related transactions, including as to how any stockholder should vote or act in connection with the Merger, any related transactions or any other matters.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, it is our opinion that, as of the date hereof, the Merger Consideration to be received by holders of BRE Common Stock (other than Essex, Merger Sub and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Wells Fargo Securities, LLC

WELLS FARGO SECURITIES, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors

Section 2-418 of the Maryland General Corporation Law permits a corporation to indemnify its directors and officers and certain other parties against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; (ii) the director or officer actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer, whether or not involving action in the director’s or officer’s official capacity, in which the director or officer was adjudged to be liable on the basis that personal benefit was received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

In addition, Section 2-418 of the Maryland General Corporation Law requires that, unless prohibited by its charter, a corporation shall indemnify any director or officer who is made a party to any proceeding by reason of service in that capacity against reasonable expenses incurred by the director or officer in connection with the proceeding, in the event that the director or officer is successful, on the merits or otherwise, in the defense of the proceeding.

Essex’s charter and bylaws provide in effect for the indemnification by Essex of the directors and officers to the fullest extent permitted by applicable law. Essex has purchased directors’ and officers’ liability insurance for the benefit of its directors and officers.

Essex has entered into indemnification agreements with each of its executive officers and directors. The indemnification agreements provide, among other provisions, and subject to the definitions, procedures and applicable terms of the agreements, that (i) Essex will indemnify the indemnitee to the fullest extent permitted by applicable law in the event indemnitee is or is threatened to be made a party to any Proceeding (as defined in the indemnification agreements); (ii) Essex will advance Expenses (as defined in the indemnification agreements) incurred in connection with any Proceeding by the indemnitee; and (iii) the rights of the indemnitee under the indemnification agreements are in addition to any other rights the indemnitee may have under applicable law, Essex’s charter documents or bylaws, or otherwise. The indemnification agreements also set forth the procedures for determining entitlement to indemnification, the requirements relating to notice and defense of claims for which indemnification is sought, the procedures for enforcement of indemnification rights, and the limitations on and exclusions from indemnification.

The amended and restated partnership agreement of Essex LP requires it to indemnify Essex, its affiliates and any individual or entity acting on Essex’s behalf against any loss or damage, including reasonable legal fees and court costs incurred by the person by reason of anything it may do or refrain from doing for or on behalf of Essex LP or in connection with its business or affairs unless it is determined that indemnification is not permitted.

The general effect to investors of any arrangement under which any of Essex’s directors or officers are insured or indemnified against liability is a potential reduction in distributions resulting from Essex’s payment of premiums associated with insurance or, to the extent any such loss is not covered by insurance, Essex’s payment of indemnified loss. In addition, indemnification could reduce the legal remedies available to Essex and Essex stockholders against the officers and directors.

Insofar as the foregoing provisions permit indemnification of directors or officers of Essex for liability arising under the Securities Act, as amended, Essex has been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits

A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 22. Undertakings

The undersigned registrant hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The Registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on January 28, 2014.

Essex Property Trust, Inc.

By:	/s/ Michael J. Schall
Michael J. Schall President and Chief Executive Officer (Principal Executive Officer)

Each person whose signature appears below hereby constitutes and appoints Michael J. Schall and Michael T. Dance, each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and for his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, as amended, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their respective substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on January 28, 2014.

Signature	Title	Date

/s/ Michael J. Schall Michael J. Schall	President and Chief Executive Officer and Director (Principal Executive Officer)	January 28, 2014

/s/ Michael T. Dance Michael T. Dance	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 28, 2014

/s/ George M. Marcus George M. Marcus	Chairman of the Board	January 28, 2014

/s/ Keith R. Guericke Keith R. Guericke	Vice Chairman of the Board	January 28, 2014

/s/ David W. Brady David W. Brady	Director	January 28, 2014

/s/ Gary P. Martin Gary P. Martin	Director	January 28, 2014

/s/ Issie N. Rabinovitch Issie N. Rabinovitch	Director	January 28, 2014

Signature	Title	Date

/s/ Thomas E. Randlett Thomas E. Randlett	Director	January 28, 2014

/s/ Byron A. Scordelis Byron A. Scordelis	Director	January 28, 2014

/s/ Janice L. Sears Janice L. Sears	Director	January 28, 2014

/s/ Claude J. Zinngrabe, Jr. Claude J. Zinngrabe, Jr.	Director	January 28, 2014

EXHIBIT INDEX

Exhibit Index	Description of Document

2.1	Agreement and Plan of Merger, dated as of December 19, 2013, by and among Essex Property Trust, Inc., BRE Properties, Inc. and Bronco Acquisition Sub, Inc. (attached as Annex A to the joint proxy statement/prospectus included in this registration statement).

3.1	Articles of Amendment and Restatement of Essex Property Trust, Inc., (attached as Exhibit 3.1 to Essex’s Current Report on Form 8-K, filed on May 17, 2013, and incorporated herein by reference).

3.2	Third Amended and Restated Bylaws of Essex Property Trust, Inc. (as of May 14, 2013) (attached as Exhibit 3.2 to Essex’s Current Report on Form 8-K, filed on May 17, 2013, and incorporated herein by reference).

4.1	Form of 4.875% Series G Cumulative Convertible Preferred Stock Certificate (attached as Exhibit 4.1 to Essex’s Current Report on Form 8-K, filed on July 27, 2006, and incorporated herein by reference).

4.2	Form of 7.125% Series H Cumulative Redeemable Preferred Stock Certificate (attached as Exhibit 4.1 to Essex’s Current Report on Form 8-K, filed on April 13, 2011, and incorporated herein by reference).

4.3	Indenture, dated August 15, 2012, among Essex Portfolio, L.P., Essex Property Trust, Inc., and U.S. Bank National Association, as trustee, including the form of 3.625% Senior Notes due 2022 and the guarantee thereof (attached as Exhibit 4.1 to Essex’s Current Report on Form 8-K, filed on August 15, 2012, and incorporated herein by reference).

4.4	Indenture, dated April 15, 2013, among Essex Portfolio, L.P., Essex Property Trust, Inc., and U.S. Bank National Association, as trustee, including the form of 3.25% Senior Notes due 2023 and the guarantee thereof (attached as Exhibit 4.1 to Essex’s Current Report on Form 8-K, filed on April 15, 2013, and incorporated herein by reference).

4.5*	Form of Common Stock Certificate of the Combined Company.

5.1*	Opinion of Goodwin Procter LLP as to the legality of the securities.

8.1*	Tax Opinion of Goodwin Procter LLP.

8.2*	Tax Opinion of Latham & Watkins LLP.

9.1	Form of Voting Agreement, dated as of December 19, 2013, by and between Essex Property Trust, Inc. and certain stockholders of BRE Properties, Inc. (attached as Annex B to the joint proxy statement/prospectus included in this registration statement).

9.2	Form of Voting Agreement, dated as of December 19, 2013, by and between BRE Properties, Inc. and certain stockholders of Essex Property Trust, Inc. (attached as Annex C to the joint proxy statement/prospectus included in this registration statement).

10.1	Third Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P., dated as of December 10, 2013 (attached as Exhibit 10.1 to Essex’s Current Report on Form 8-K, filed on December 12, 2013, and incorporated herein by reference).

21.1	List of Subsidiaries of Essex Property Trust, Inc. (attached as Exhibit 21.1 to Essex’s Annual Report on Form 10-K for the year ended December 31, 2012, and incorporated herein by reference).

23.1*	Consent of Goodwin Procter LLP as to the legality of the securities (included as part of the opinion filed as Exhibit 5.1 hereto and incorporated herein by reference).

23.2*	Consent of Goodwin Procter LLP as to tax issues (included as part of the opinion filed as Exhibit 8.1 hereto and incorporated herein by reference).

Exhibit Index	Description of Document

23.3*	Consent of Latham & Watkins LLP as to tax issues (included as part of the opinion filed as Exhibit 8.2 hereto and incorporated herein by reference).

23.4*	Consent of KPMG LLP, independent registered public accounting firm.

23.5*	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.6*	Consent of KPMG LLP, independent auditors.

23.7*	Consent of Ernst & Young LLP, independent auditor.

24.1*	Powers of Attorney (included on the signature page of this Registration Statement).

99.1*	Consent of UBS Securities LLC.

99.2*	Consent of Wells Fargo Securities, LLC.

99.3*	Form of Proxy Card of Essex Property Trust, Inc.

99.4*	Form of Proxy Card of BRE Properties, Inc.

99.5*	Consent of Irving F. Lyons, III to become director of the Combined Company.

99.6*	Consent of Thomas E. Robinson to become director of the Combined Company.

99.7*	Consent of Thomas P. Sullivan to become director of the Combined Company.

*	Filed herewith.